Exhibit 99.1
PETROCHINA COMPANY LIMITED
2008 ANNUAL REPORT
March 2009

IMPORTANT NOTICE
     The Board of Directors of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this annual report, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this annual report. The audit committee of the Company has reviewed and confirmed this annual report. All Directors attended the fourth meeting of the Fourth Session of the Board. Mr Jiang Jiemin, Chairman of the Board, Mr Zhou Jiping, Vice Chairman of the Board and President of the Company, and Mr Zhou Mingchun, Chief Financial Officer and Head of the Finance Department of the Company, warrant the truthfulness and completeness of the financial statements in this annual report.
     The comparative financial data referred to in the 2008 Annual Report has been restated due to reasons such as compliance with the requirements of Interpretation of Accounting Standards for Business Enterprise No. 2 (in respect of the financial data prepared under CAS only) and a business combination under common control completed during the reporting period.

CORPORATE PROFILE
     The Company was established as a joint stock company with limited liability under the Company Law of the People’s Republic of China (the “PRC” or “China”) on November 5, 1999 as part of the restructuring of the China National Petroleum Corporation (“CNPC”).
     The Company and its subsidiaries (the “Group”) are the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group engages in a broad range of petroleum and gas related activities including: the exploration, development, production and sales of crude oil and natural gas; the refining, transportation, storage and marketing of crude oil and petroleum products; the production and sales of basic petrochemical products, derivative chemical products and other chemical products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.
     The American Depositary Shares (the “ADSs”), H shares and A shares of the Company were listed on the New York Stock Exchange, Inc., The Stock Exchange of Hong Kong Limited (“HKSE” or “Hong Kong Stock Exchange”) and Shanghai Stock Exchange on April 6, 2000, April 7, 2000 and November 5, 2007 respectively.

Registered Chinese Name of the Company:
English Name of the Company:	PetroChina Company Limited
Legal Representative of the Company:	Jiang Jiemin
Secretary to the Board:	Li Huaiqi
Address:	9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Telephone:	86(10) 5998 6223
Facsimile:	86(10) 6209 9557
Email Address:	xwzou@petrochina.com.cn

Representative on Securities Matters	Liang Gang
Address:	9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Telephone:	86(10) 5998 6959
Facsimile:	86(10) 6209 9559
Email address:	liangg@petrochina.com.cn

Representative of the Hong Kong	Mao Zefeng
Representative Office:
Address:	Suite 3606, Tower 2, Lippo Centre
89 Queensway, Hong Kong
Telephone:	(852) 2899 2010
Facsimile:	(852) 2899 2390
Email Address:	hko@petrochina.com.hk

Legal Address of the Company:	World Tower, 16 Andelu
Dongcheng District,
Beijing, PRC
Postal Code:	100007
Principal Place of Business:	9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Postal Code:	100011
Internet Website:	http://www.petrochina.com.cn
Company’s Email:	xwzou@petrochina.com.cn
Newspapers for Information Disclosure:
A shares: China Securities Journal, Shanghai Securities News and Securities Times
Internet Website Publishing this annual report designated by the China Securities Regulatory Commission:
http://www.sse.com.cn
Copies of this annual report are available at:
9 Dongzhimen North Street, Dongcheng District, Beijing, PRC
Places of Listing:

A shares:	Shanghai Stock Exchange
Stock Name:	PetroChina
Stock Code:	601857

H shares:	The Stock Exchange of Hong Kong Limited
Stock Code:	857

ADS:	The New York Stock Exchange, Inc.
Symbol:	PTR

Other relevant information
First Registration Date of the Company:	November 5, 1999

First Registration Place of the Company:	State Administration for Industry & Commerce
Enterprise Legal Business Licence Registration No.:	100000000032522
Taxation Registration No. :	110102710925462
Organization No.:	71092546-2
Names and Addresses of Auditors of the Company:
Domestic Auditors:
Name: PricewaterhouseCoopers Zhong Tian CPAs Company Limited
Address: 11th Floor PricewaterhouseCoopers Centre, 202 Hu Bin Road, Shanghai, PRC
Overseas Auditors:
Name: PricewaterhouseCoopers
Address: 22nd Floor, Prince’s Building, Central, Hong Kong

SUMMARY OF ACCOUNTING DATA AND FINANCIAL INDICATORS
     1. Key Accounting Data and Financial Indicators Prepared under International Financial Reporting Standards (“IFRS”)
Unit: RMB Million

	As at or for the year ended December 31,
	2008	2007	2006	2005	2004
Turnover	1,071,146	836,353	690,512	553,350	397,812
Profit from operations	159,300	200,771	199,897	193,765	152,434
Profit before taxation	161,829	204,957	200,750	195,018	152,112
Taxation	(35,178)	(49,781)	(50,602)	(54,913)	(44,004)
Profit for the year	126,651	155,176	150,148	140,105	108,108
Attributable to:
Equity holders of the Company	114,431	146,750	143,511	134,373	104,566
Minority interest	12,220	8,426	6,637	5,732	3,542
	126,651	155,176	150,148	140,105	108,108
Basic and diluted earnings per share (RMB)(2)	0.63	0.82	0.80	0.76	0.59
Total current assets	224,473	235,549	165,498	178,592	124,275
Total non-current assets	969,701	832,131	713,043	605,132	519,366
Total current liabilities	264,337	199,222	181,125	155,992	131,459
Total non-current liabilities	82,711	86,358	75,244	81,412	67,028
Equity
Attributable to:
Equity holders of the Company	790,838	738,204	590,423	517,941	429,691
Minority interest	56,288	43,896	31,749	28,379	15,463
Total equity	847,126	782,100	622,712	546,320	445,154

Other financial data
Capital expenditures	(232,214)	(182,387)	(149,245)	(125,542)	(99,568)
Net cash flows from operating activities	170,506	205,243	200,692	205,685	142,272
Net cash flows used for investing activities	(213,947)	(185,486)	(160,774)	(93,036)	(102,749)
Net cash flows from financing activities (used for financing activities)	7,845	(1,630)	(71,643)	(42,591)	(38,819)
Fixed assets, net of accumulated depreciation	898,909	765,933	648,400	566,850	488,400
Total assets	1,194,174	1,067,680	878,541	783,724	643,641
Net cash flows from operating activities per share (RMB) (3)	0.93	1.14	1.12	1.16	0.81
Net assets per share attributable to equity holders of the Company (RMB) (4)	4.32	4.03	3.30	2.89	2.44

Notes:

(1)	The Company acquired the refining and petrochemical business of CNPC in 2005, and acquired 50% equity interests in CNPC Exploration and Development Company Limited in 2005. The financial statements of the Group in 2005 and 2004 have been restated in a manner identical to a pooling of interests to reflect the acquisitions.

The Company acquired 100% equity interest in Sun World Limited, a wholly owned subsidiary of CNPC, in 2008. The financial statements of the Group in the relevant period have been restated in a manner identical to a pooling of interests to reflect the acquisition.

(2)	As at December 31, 2004, basic and diluted earnings per share were calculated by dividing the net profit with the number of shares issued for this financial year of 175.824 billion. As at December 31, 2005, basic and diluted earnings per share were calculated by dividing the net profit with the weighted average number of shares issued for this financial year of 176.770 billion. As at December 31, 2006, basic and diluted earnings per share were calculated by dividing the net profit with the number of shares issued for this financial year of 179.021 billion. As at December 31, 2007, basic and diluted earnings per share were calculated by dividing the net profit with the weighted average number of shares issued for this financial year of 179.700 billion. As at December 31, 2008, basic and diluted earnings per share were calculated by dividing the net profit with the number of shares issued for this financial year of 183.021 billion.

(3)	As at December 31, 2004, net cash flows from operating activities per share were calculated by dividing the net cash flows from operating activities with the number of shares issued for this financial year of 175.824 billion. As at December 31, 2005, net cash flows from operating activities per share were calculated by dividing the net cash flows from operating activities with the weighted average number of shares issued for this financial year of 176.770 billion. As at December 31, 2006, net cash flows from operating activities per share were calculated by dividing the net cash flows from operating activities with the number of shares issued for this financial year of 179.021 billion. As at December 31, 2007, net cash flows from operating activities per share were calculated by dividing the net cash flows from operating activities with the weighted average number of shares issued for this financial year of 179.700 billion. As at December 31, 2008, net cash flows from operating activities per share were calculated by dividing the cash flows from operating activities with the number of shares issued for this financial year of 183.021 billion.

(4)	As at December 31, 2004, net asset per share were calculated by dividing the shareholders’ equity with the number of shares issued for this financial year of 175.824 billion. As at December 31, 2005 and 2006 respectively, net asset per share were calculated by dividing the shareholders’ equity with the number of shares issued for each of these financial years of 179.021 billion. As at December 31, 2007 and 2008 respectively, net asset per share were calculated by dividing the shareholders’ equity with the number of shares issued for each of these financial years of 183.021 billion.
     2. Key Accounting Data and Financial Indicators Prepared under CAS
     (1) Key accounting data
Unit: RMB Million

	For the	For the year of 2007		Year-on-	For the
	year of	After	Before	year change	year of
Items	2008	restatement	restatement	(%)	2006
Operating income	1,071,146	836,353	835,037	28.1	690,512
Operating profit	149,332	206,019	193,958	(27.5)	202,825
Profit before taxation	161,100	204,182	192,825	(21.1)	200,429
Net profit attributable to equity holders of the Company	113,798	145,867	134,574	(22.0)	141,787
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	99,274	140,412	136,025	(29.3)	141,509
Net cash flows from operating activities	176,803	212,213	210,819	(16.7)	208,002

		As at the end of 2007		Year-on-
	As at the	After	Before	year change	As at the
Items	end of 2008	restatement	restatement	(%)	end of 2006
Total assets	1,194,901	1,069,135	994,092	11.8	894,422
Equity attributable to equity holders of the Company	791,619	739,616	677,367	7.0	592,610
     (2) Key financial indicators

	For the	For the year of 2007		Year-on-	For the
	year of	After	Before	year change	year of
Items	2008	restatement	restatement	(%)	2006
Basic earnings per share (RMB)	0.62	0.81	0.75	(23.5)	0.79
Diluted earnings per share (RMB)	0.62	0.81	0.75	(23.5)	0.79
Basic earnings per share after deducting non-recurring profit/loss items (RMB)	0.54	0.78	0.76	(30.8)	0.79
Fully diluted return on net assets (%)	14.4	19.7	19.9	(5.3 percentage points)	23.9
Weighted average return on net assets (%)	14.8	22.5	22.8	(7.7 percentage points)	25.3
Fully diluted return on net assets after deducting non-recurring profit/loss items (%)	12.5	19.0	20.1	(6.5 percentage points)	23.9
Weighted average return on net assets after deducting non-recurring profit/loss items (%)	12.9	21.7	23.0	(8.8 percentage points)	25.3
Net cash flows from operating activities per share (RMB)	0.97	1.18	1.17	(17.8)	1.16

		As at the end of 2007		Year-on-
	As at the	After	Before	year change	As at the
Items	end of 2008	restatement	restatement	(%)	end of 2006
Net assets per share attributable to equity holders of the Company (RMB)	4.33	4.04	3.70	7.2	3.31

Note:	The comparative financial data has been restated due to reasons such as compliance with the requirements of Interpretation of Accounting Standards for Business Enterprise No. 2 and a business combination under common control completed during the reporting period.

     (3) Non-recurring profit/loss items

Unit: RMB Million
Year ended December 31, 2008
Non-recurring profit/loss items	(profit)/loss
Net loss on disposal of non-current assets	2,598
Net gain on disposal of available-for-sale financial assets	(7)
Other non-operating income and expenses	2,221
Government grants	(16,006)
A subsidiary’s net profit before it was combined as a business combination under common control	(3,934)
Reversal of provisions for bad debts against receivables	(184)
Interest income on commissioned loans	(146)
Reversal of provision related to unexercised Share-appreciation rights	(1,400)
Tax impact of non-recurring profit/loss items	4,016
Impact of a change in statutory income tax rates	(3,134)

Total	(15,976)

Of which: Non-recurring profit/loss attributable to the equity holders of the Company	(14,524)
Non-recurring profit/loss attributable to minority interest	(1,452)
     (4) Items to which fair value measurement is applied

Unit: RMB Million
Balance at
	Balance at the	the end of	Changes in
	beginning of the	the	the	Amount affecting the
	reporting	reporting	reporting	profit of the reporting
Items	period	period	period	period

Financial assets available for sale	484	125	(359)	—
     3. Differences Between CAS and IFRS

	Unit: RMB Million
	CAS	IFRS

Net profit (including minority interest) for the year ended December 31, 2008	125,946	126,651
Equity (including minority interest) as at December 31, 2008	847,725	847,126
     (1) Analysis on differences of net profits between CAS and IFRS

	For the year of	For the year of
Consolidated net profit	2008	2007
	RMB Million	RMB Million

Consolidated net profit for the year under IFRS	126,651	155,176
Adjustments:
Amortisation and disposal of revaluation for assets other than fixed assets and oil and gas properties revalued in 1999	(171)	(457)
Depreciation, depletion and disposal of fixed assets and oil and gas properties revalued in 2003	(194)	(162)
Difference arising from disposal of non-current assets which were impaired with such impairment being subsequently reversed	(18)	142
Other	(322)	(388)

Consolidated net profit for the year under CAS	125,946	154,311

     (2) Analysis on differences of shareholders’ equity between CAS and IFRS

	December 31,	December 31,
Consolidated shareholders’ equity	2008	2007
	RMB Million	RMB Million

Consolidated shareholders’ equity for the year under IFRS	847,126	782,100
Adjustments:
Amortisation and disposal of revaluation for assets other than fixed assets and oil and gas properties revalued in 1999	238	409
Revaluation and depreciation, depletion and disposal of fixed assets and oil and gas properties revalued in 2003	143	337
Difference arising from disposal of non-current assets which were impaired with such impairment being subsequently reversed	(110)	(92)
Other	328	648

Consolidated shareholders’ equity for the year under CAS	847,725	783,402

CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS
     1. Changes in Shareholdings

								Unit: Shares
	Pre-movement		Increase/decrease (+/-)					Post-movement
	Numbers of	Percentage	New	Bonus	Conversion			Numbers of	Percentage
	shares	(%)	Issue	Issue	from Reserves	Others(Note)	Sub-total	shares	(%)
I Shares with selling restrictions	158,922,077,818	86.83	—	—	—	-1,000,000,000	-1,000,000,000	157,922,077,818	86.29
1. State-owned shares	157,922,077,818	86.29	—	—	—	—	—	157,922,077,818	86.29
2. Shares held by state-owned companies	—	—	—	—	—	—	—	—	—
3. Shares held by other domestic investors	1,000,000,000	0.54	—	—	—	-1,000,000,000	-1,000,000,000	0	0
of which:
Shares held by companies other than state-owned companies	1,000,000,000	0.54	—	—	—	-1,000,000,000	-1,000,000,000	0	0
Shares held by domestic natural persons	—	—	—	—	—	—	—	—	—
4. Shares held by foreign investors	—	—	—	—	—	—	—	—	—
II Shares without selling restrictions	24,098,900,000	13.17	—	—	—	+1,000,000,000	+1,000,000,000	25,098,900,000	13.71
1. RMB-denominated ordinary shares	3,000,000,000	1.64	—	—	—	+1,000,000,000	+1,000,000,000	4,000,000,000	2.18
2. Shares traded in non-RMB currencies and listed domestically	—	—	—	—	—	—	—	—	—
3. Shares listed overseas	21,098,900,000	11.53	—	—	—	—	—	21,098,900,000	11.53
4. Others	—	—	—	—	—	—	—	—	—
III Total Shares	183,020,977,818	100.00	—	—	—	—	—	183,020,977,818	100.00

Note:	When the Company conducted initial public offering of its RMB-denominated ordinary shares (A shares) in October 2007, the A shares that were placed with target placees off-line started circulation on the Shanghai Stock Exchange since February 5, 2008.

     2. Changes in Shares with Selling Restrictions

	Unit: Shares
	Number of	Number of	Number of
	shares with	shares with	additional	Number of
	selling	selling	shares with	shares with
	restrictions at	restrictions	selling	selling		Expiry date
Name of	the beginning of	expired in	restrictions	restrictions at		of selling
Shareholders	2008	2008	in 2008	the end of 2008	Reasons for selling restrictions	restrictions
CNPC	157,922,077,818	0	0	157,922,077,818	In October 2007, the Company offered its RMB-denominated ordinary shares (A shares) to the public for the first time. At that time, CNPC undertook that “for a period of 36 months commencing from the date of listing of the A shares of the Company on the Shanghai Stock Exchange, it will not transfer or entrust others for the management of the A shares which it holds, or allow such shares to be repurchased by the Company. However, certain shares held by CNPC, which may be subsequently listed on overseas stock exchanges after obtaining necessary approvals in the PRC, are not subject to the restriction of the 36-month lock-up period.”	November 5, 2010
Shares placed off-line	1,000,000,000	1,000,000,000	0	0		February 5, 2008
Total	158,922,077,818	1,000,000,000	0	157,922,077,818
     3. Issue and Listing of Securities:
     (1) Issue of shares in the past three years
     In October 2007, the Company issued 4 billion A shares at an issue price of RMB16.7 per share. The shares were listed on the Shanghai Stock Exchange on November 5, 2007. Upon completion of the issue, the total share capital of the Company amounted to 183,020,977,818 shares, of which 157,922,077,818 shares were held by CNPC, representing approximately 86.29% of the total share capital of the Company, and 25,098,900,000 shares were held by public investors, representing approximately 13.71% of the total share capital of the Company. Of the shares held by public investors, 4,000,000,000 shares were held by holders of A shares, representing approximately 2.18% of the total share capital of the Company, and 21,098,900,000 shares were held by holders of H shares, representing approximately 11.53% of the total share capital of the Company.
     (2) Shares held by Employees
     During the reporting period, no shares for employees of the Company were in issue.
     4. Number of Shareholders and Their Shareholdings
     The number of shareholders of the Company as at December 31, 2008 was 1,828,261, including 1,820,389 holders of A shares and 7,872 registered holders of H shares (including 303 holders of the American Depository Shares). The public float of the Company satisfied the requirements of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “HKSE Listing Rules”).

     (1) Shareholdings of the top ten shareholders

						Unit: Shares
					Increase		Number of
		Percentage			/decrease	Number of	shares
		of			during the	shares with	pledged or
Name of	Nature of	shareholding		Number of	reporting	selling	subject to
shareholders	shares	(%)		shares held	period (+, -)	restrictions	lock-ups
CNPC	State-owned shares	86.42	(1)	158,164,597,259	+242,519,441	157,922,077,818	0
HKSCC Nominees Limited(2)	H shares	11.40	(3)	20,869,519,699	-68,234,453	0	0
Bank of Communications-Yi Fang Da 50 Index Securities Investment Fund	A shares	0.029		53,233,434	+53,233,434	0	0
Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund	A shares	0.026		47,178,809	+42,415,163	0	0
Bank of China-Shanghai and Shenzhen 300 Index Jiashi Securities Investment Fund	A shares	0.014		24,846,098	+10,810,672	0	0
China Life Insurance Company Limited - Dividends - Personal Dividends - 005L -FH002 Shanghai	A shares	0.013		23,519,614	-6,718,956	0	0
China Construction Bank -CIFM China Advantage Securities Investment Fund	A shares	0.011		20,943,434	+20,943,434	0	0
China Life Insurance Company Limited-Traditional-Ordinary Insurance Product-005L-CT001 Shanghai	A shares	0.010		18,771,597	-6,297,403	0	0
UBS AG	A shares	0.010		18,032,575	+17,041,546	0	0
China Life Insurance (Group) Company -Traditional-Ordinary Insurance Product	A shares	0.010		17,926,950	-38,870,050	0	0

Note 1:	On September 22, 2008, CNPC increased its shareholdings in the Company by 60,000,000 A shares via the trading system of the Shanghai Stock Exchange. CNPC intends to continue to increase its shareholdings in the Company via the secondary market, either in its own name or through parties acting in concert with it, within 12 months (commencing from September 22, 2008) in an aggregate amount not exceeding 2% of the total share capital of the Company. CNPC undertakes that it will not sell any shares it held in the Company during the period of the implementation of any further share acquisition plan and within the statutory period. The number of shares includes 242,519,441 A shares acquired by CNPC from secondary market during the reporting period, representing 0.13% of the total share capital of the Company, but excludes 535,704,000 H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.29% of the total share capital of the Company.

Note 2:	HKSCC Nominees Limited is a subsidiary of the Hong Kong Stock Exchange and its principal business is to act as nominee on behalf of shareholders.

Note 3:	535,704,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.29% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

     (2) Shareholdings of top ten shareholders of shares without selling restrictions

		Unit: Shares
Ranking	Name of shareholders	Number of shares held	Types of shares
1	HKSCC Nominees Limited	20,869,519,699	H shares
2	Bank of Communications-Yi Fang Da 50 Index Securities Investment Fund	53,233,434	A shares
3	Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund	47,178,809	A shares
4	Bank of China-Shanghai and Shenzhen 300 Index Jiashi Securities Investment Fund	24,846,098	A shares
5	China Life Insurance Company Limited-Dividends-Personal Dividends-005L-FH002 Shanghai	23,519,614	A shares
6	China Construction Bank -CIFM China Advantage Securities Investment Fund	20,943,434	A shares
7	China Life Insurance Company Limited-Traditional-Ordinary Insurance Product-005L-CT001 Shanghai	18,771,597	A shares
8	UBS AG	18,032,575	A shares
9	China Life Insurance (Group) Company -Traditional-Ordinary Insurance Product	17,926,950	A shares
10	PICC Property and Casualty Company Limited-Traditional-Ordinary Insurance Product-008C-CT001 Shanghai	14,000,000	A shares
     Statement on the connection or activities acting in concert among the above-mentioned shareholders: Except for China Life Insurance Company Limited-Dividends-Personal Dividends-005L-FH002 Shanghai, China Life Insurance Company Limited-Traditional-Ordinary Insurance Product-005L-CT001 Shanghai and China Life Insurance (Group) Company -Traditional-Ordinary Insurance Product, all of which are under the management of China Life Insurance Asset Management Co., Ltd, the Company is not aware of any connection among or between the top ten shareholders and top ten shareholders of shares without selling restrictions or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.
     (3) Disclosure of Substantial Shareholders under the Securities and Futures Ordinance
     So far as the Directors are aware, as at December 31, 2008, the persons other than a Director, Supervisor or senior management of the Company who have interest or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance are as follows:

Name of shareholder	Nature of shareholding	Number of shares	Capacity	Percentage of such shares in that class of the issued share capital (%)	Percentage of total share capital (%)
CNPC	A shares	158,164,597,259 (L)	Beneficial Owner	97.68	86.42

	H shares	535,704,000 (L) (1)	Interest of controlled corporation	2.54	0.29

JPMorgan Chase & Co.(2)	H shares	1,171,215,091 (L)	Beneficial Owner/ Investment Manager/ Custodian/Approved Lending Agent	5.55	0.64

		408,786,658 (S)	Beneficial Owner	1.94	0.22

		749,723,597 (LP)	Custodian/ Approved Lending Agent	3.55	0.41

(L) Long position (S) Short position (LP) Lending pool

Note 1:	535,704,000 H shares were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

Note 2:	JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 396,417,494 H shares (long position) and 408,786,658 H shares (short position) were held in its capacity as beneficial owner, 25,074,000 H shares (long position) were held in its capacity as investment manager and 749,723,597 H shares (long position) were held in its capacity as custodian/ approved lending agent. These 1,171,215,091 H shares (long position) included the interests held in its capacities as beneficial owner, investment manager and custodian/ approved lending agent.
     As at December 31, 2008, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) has an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.
     6. Information on Controlling Shareholder and the Ultimate Controller
     There was no change in the controlling shareholder or the ultimate controller during the reporting period.
     (1) Controlling shareholder
     The controlling shareholder of the Company is CNPC which was established in July 1998. CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company (). CNPC is also a state-authorised investment corporation and state-owned enterprise and its registered capital is RMB240,440.02 million. Its legal representative is Mr Jiang Jiemin. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing.
     (2) Except for HKSCC Nominees Limited and CNPC, no other legal person holds 10% or more of the shares in the Company.
     (3) Ultimate controller
     CNPC is the ultimate controller of the Company.
     (4) The equity interest structure and controlling relationship between the Company and the ultimate controller

Note:	This includes the 535,704,000 H shares in the Company held by CNPC through its wholly-owned subsidiary, Fairy King Investments Limited.

CHAIRMAN’S REPORT
Dear Shareholders,
     I am pleased to submit to you the annual report of the Company for the year ended December 31, 2008.
     Review of Results of Operations
     In 2008, despite being faced with historically rare natural disasters such as cold weather, rain and snow storms, frost and a severe earthquake in the Wenchuan area, and changes in the operating environment in the domestic and international markets, in particular affected by the spreading global financial crisis and the significant volatility in the oil market, the Company planned in a scientific manner and responded actively, thus realising continuous development in the principal operations, stable production and operations, a steady increase in the output of major products and enhancement of the Group’s ability to achieve sustainable development. Without taking into account the impacts resulting from policy factors such as the special levy on domestic crude oil sales and the macroeconomic controls over the prices of refined products, the operational efficacy of the Company remains at a robust level. In accordance with CAS, for the twelve months ended December 31, 2008, profit before taxation of the Group was RMB161,100 million, representing a decrease of 21.1% compared with the previous year. Net profit attributable to equity holders of the Company was RMB113,798 million, representing a decrease of 22.0% compared with the previous year. Basic earnings per share for profit attributable to equity holders of the Company during the year amounts to RMB0.62. In accordance with IFRS, for the twelve months ended December 31, 2008, profit before taxation of the Group was RMB161,829 million, representing a decrease of 21.0% compared with the previous year. Net profit attributable to equity holders of the Company was RMB114,431 million, representing a decrease of 22.0% compared with the previous year. For the twelve months ended December 31, 2008, the basic and diluted earnings per share attributable to equity holders of the Company were RMB0.63.
     The Board of Directors has recommended to pay final dividends of RMB0.14953 per share (together with the interim dividend of RMB0.13183 per share, the annual dividend for 2008 will be RMB0.28136 per share), subject to shareholders’ review and approval at the forthcoming annual general meeting to be held on May 12, 2009.
     Board of Directors and Supervisory Committee
     The Third Session of the Board of Directors and the Third Session of the Supervisory Committee both expired in 2008. The Company convened its annual general meeting for 2007 in Beijing on May 15, 2008, in which the members of the Fourth Session of the Board of Directors and the shareholders’ representatives at the Fourth Session of the Supervisory Committee were elected, the latter of which formed the Fourth Session of the Supervisory

Committee together with employees’ representatives Mr Wang Yawei, Mr Qin Gang and Ms Wang Shali.
     On May 16, 2008, the Company convened the first meeting of the Fourth Session of the Board of Directors, in which Mr Jiang Jiemin was elected the Chairman and Mr Zhou Jiping the Vice Chairman. The Company appointed Mr Zhou Jiping as the President, Mr Zhao Zhengzhang the Vice President, Mr Wang Daofu the Chief Geologist and Mr Huang Weihe the Chief Engineer.
     The Company convened the first meeting of the Fourth Session of the Supervisory Committee in the afternoon on May 15, 2008, in which Mr Chen Ming was elected the Chairman of the Fourth Session of the Supervisory Committee of the Company.
     I would like to take this opportunity to express my gratitude to Mr Zheng Hu, Mr Gong Huazhang, Mr Zhang Jinzhu and the late Mr Duan Wende for their contributions to the Company during their terms of office. I would also like to express my heartfelt thanks to all shareholders for their support and members of the Board of Directors and the Supervisory Committee and all staff of the Company for their close co-operation and hard work.
     Business Prospect
     In 2009, impacted by the global financial crisis amid increasing uncertainties in the global economic environment, the growth of the PRC economy has slowed down, marked by the shrinkage of domestic demand of petrochemical products. Confronted with the complex and volatile external environment and increasing market competition, the Group will continue to react to changing market conditions with flexibility, organise production and operation in a scientific manner, actively promote the technological advancement and enhance corporate management in order to ensure the sustained, effective and rapid development of the Company.
     In respect of exploration and production, the Group will continue to place top priority on resources exploration and further consolidate the leading position of its upstream operations in China. The Group will stress the parallel development of oil and gas exploration, focus on the Eight Basins in the PRC and continuously boost the “Peak Growth in Oil and Gas Reserves” Program. The Group will endeavour to unearth sizeable and high quality reserves with a view to maintain the growth momentum of crude oil and natural gas reserves. In oilfield development, emphasis will be placed on the overall development of new oilfields. The Group has extensively initiated works to achieve steady and increasing oil and gas production in mature oilfields through the deployment of various comprehensive measures including conducting secondary recovery of mature oilfields. Natural gas operations will again be regarded as an ongoing landmark strategic growth project, with emphasis on key gas regions, so as to maintain the rapid and vigorous growth momentum of natural gas.
     In respect of refining and chemicals operations, the Group will leverage on the opportunities presented by the reform of refined products pricing mechanism in China by utilising its advantage in integrated refining and chemical operations. The Group will enhance the optimisation of resources allocation and the adjustment of equipment mix. Efforts will also be made towards product upgrades and technological advancement. Control over production management will be strengthened to maintain steady and efficient production. Production of chemical products will also be market-oriented with a view to increase sales. The Group will push ahead key refining and petrochemical construction projects in an orderly manner, so that completion of the construction of facilities can meet the production plan and the refining and processing capacity can be kept growing in a certain scale.
     In respect of the sale of refined products, the Group will proactively adapt to changes in the market by adopting a flexible and effective marketing strategy. Production, transportation and marketing will be better organised as a whole to optimise the flow of resources, market distribution and logistics. Efforts will also be made to explore profitable markets. The Group will endeavour to increase its market share by speeding up the building of its capacities in commercial reserves and enhancing its retail management to increase sales in terms of turnover and marketing efficacy.
     In respect of natural gas and pipeline construction, the Group will speed up the implementation and completion of various key projects of oil and gas pipelines and improve the facilities and control of transportation and storage. A nationwide pipeline network and supply system characterised by diversification of resources, flexible despatch priority and stable supply will be established. Concerted efforts will be made to develop new markets for natural gas, in particular for the long gas pipelines including the Second West-East Gas Pipeline project and the Shandong Pipeline Network. Utilisation of gas will be optimised and efforts will be made to meet the demand for gas in major cities, public sector and key industries so that marketing efficacy can be boosted.
     In respect of international operations, the Group will continue to enhance international energy co-operation opportunities in order to obtain mutual benefits, and endeavour to realise faster production growth in its overseas oil and gas productions. The Group will continue to leverage on the existing resources with a view to ensure stable production in the developed oilfields and at the same time, expedite new development projects with a view to increase reserves and production. Overseas business development will be accelerated. Subject to proper management of risks and assurance of economic benefits, the Group will continue to increase the scale of its international trading business and will speed up the establishment of overseas oil and gas operating centres in an effort to promote internationalisation and also raise the standard of its operations to international levels.
     In 2009, the Group will continue to emphasise on scientific development and proactively face all challenges by leveraging on favourable conditions. The Group will continue to conduct its business in a prudent and steady manner, thereby continuously enhancing its corporate value and striving to maximise returns to its equity holders, the society and its staff.
Jiang Jiemin
Chairman
Beijing, the PRC
March 25, 2009

BUSINESS OPERATING REVIEW
     In 2008, despite being faced with historically rare natural disasters such as cold weather, rain and snow storms, frost and the severe earthquake in Wenchuan, and changes in the operating environment in the domestic and international markets, in particular the spreading global financial crisis and the drastic fluctuations in the oil market, the Company planned in a scientific manner and responded actively, thus realising continuous development in the principal operations, stable production and operations, steady increase in the output of major products and the enhancement of the Group’s ability to achieve sustainable development. Without taking into account the impacts resulting from policy factors such as the special levy on domestic crude oil sales and the macroeconomic controls over the prices of refined products, the operational efficacy of the Company remains at a robust level.
     1. Market Review
     (1) Crude Oil Market Review
     International crude oil prices fluctuated significantly in 2008. The prices continue to increase significantly in the first half of 2008 due to factors such as strong demand for crude oil, weakening of the United States Dollars, speculative activities, decline in crude oil inventories, shortage of unutilised capacities and geopolitical tensions. The crude oil price for Western Tax Intermediate (“WTI”) reached a historic high of US$147.27 per barrel on July 11, 2008. However, owing to the worsening and pervasive impacts of the subprime crisis in the United States (“US”) and the global economic downturn, the expected demand for crude oil declined and international crude oil prices started falling sharply since August 2008. On December 19, 2008, the crude oil price for WTI fell to US$33.87 per barrel, the lowest for the recent five years, representing a decrease of over 70% compared with the historic high price in July 2008. During 2008, the average prices for WTI and Brent crude oil were US$100.06 and US$97.26 per barrel respectively, representing an increase of 38.66% and 34.37% over the average prices of last year. The domestic crude oil prices were substantially in line with the trend in the international crude oil prices.
     According to the relevant information, the accumulated outputs of domestic crude oil for 2008 amounted to 190 million tons, representing an increase of 2.15% over 2007 and the net crude oil imports for 2008 amounted to 175 million tons, representing an increase of 10.1% over 2007.
     (2) Refined Products Market Review
     In 2008, domestic refined product prices were still under the macroeconomic controls of the PRC Government. Annual average ex-factory prices of domestic gasoline and diesel were RMB5,890 per ton and RMB5,564 per ton respectively, being RMB1,119 and RMB2,357 lower than the Cost, Insurance and Freight (“CIF”) per ton prices quoted in the Singapore market, respectively. During the first half of 2008, international crude oil prices surged and as a result, domestic refineries incurred heavy losses in processing and some of them ceased production. Supply in the refined products market was very tight at a point in time. On June 20, 2008, the PRC Government raised the ex-factory prices of gasoline, diesel by RMB1,000 per ton and aviation fuel by RMB1,500 per ton. During the fourth quarter of 2008, the demand for refined products consumption decreased and supply exceeded demand resulting from the spreading global financial crisis and domestic economic slowdown. Both the volume and sales price fell in the market, resulting in increased inventories and difficulties in the refining operations. On December 18, 2008, the PRC Government promulgated the Notice on Implementing Reforms on Prices of Refined Products and Tax. According to the improved pricing mechanism for refined products, the ex-factory prices of domestic gasoline, diesel and aviation fuel reduced by RMB900 per ton, RMB1,100 per ton and RMB2,400 per ton, respectively.
     According to the relevant information, the nominal consumption of domestic refined products increased by 10.0% to 205 million tons in 2008.
     (3) Chemical Products Market Review
     In 2008 the chemical product market experienced sharp fluctuations. From January to September 2008, due to natural disasters such as cold weather, rain and snow storms, frost and earthquake and the preparation for the Olympic Games, domestic demand for chemical products was boosted by new construction or reconstruction of infrastructure. However, domestic production capacity has not increased significantly during the year and in order to maintain normal supply in the domestic refined products market, petrochemical production enterprises lowered the load of polyethylene degradation, causing a decrease in the output of basic chemical raw materials and an undersupply in the chemical product market. At the same time, affected by the prevailing high crude oil prices, the prices of most basic chemical raw materials surged to the highest level in the past 20 years. As a result, the cost of production of chemical products increased markedly, resulting in the prices of chemical products remained at a high level. The global financial crisis rapidly spread across the world in the fourth quarter of 2008 and domestic economy was hit. As a result, the market demand shrunk and this led to a decrease in all chemical product prices by over 50%.
     (4) Natural Gas Market Review
     In 2008, the domestic natural gas market continued to develop rapidly with strong growth in demand for natural gas. The external sales of natural gas reached 51.1 billion cubic metres, representing an increase of 17.2% as compared to that of last year. The average sales price of natural gas was RMB813.16 per thousand cubic metres, representing an increase of 17.3% compared to that of last year.

     2. Business Review
     (1) Exploration and Production
     In 2008, the Group implemented the “Peak Growth in Oil and Gas Reserves” Program in a comprehensive manner. The Company deepened its high level research and planning, strengthened the use of new technologies, accelerated the exploration of mature oilfields, and vigorously pushed forward pre-exploration and venture exploration. Significant exploration progress was achieved, in particular, significant discovery and breakthrough were achieved in the oil and gas exploration in the Sichuan Basin, the Erdos Basin, the Bohai Bay Basin, the Junggar Basin and the Tarim Basin. In 2008, the Group achieved a consolidated replacement ratio of oil and gas reserves of 1.165. In the development of oil and gas fields, organisation and coordination efforts were enhanced to overcome threats of natural disasters such as cold weather, rain and snow storms, frost and earthquake. New ways in the exploration of oil and gas fields were actively adopted, and the Company has steadily initiated works on the secondary recovery and exploitation of mature oilfields. The Company continued to adopt an overall strategy in exploring new oilfields with higher recovery rate. The production and operation were organised in a scientific manner and as a result, the Company has achieved a steady growth in crude oil output and rapid growth in natural gas output. In 2008, the total crude oil and natural gas output of the Group was 1,181.5 million barrels of oil equivalent, including 870.7 million barrels of crude oil and 1,864.2 billion cubic feet of marketable natural gas. In 2008, the lifting cost for the oil and gas operations of the Group was US$9.48 per barrel, representing an increase of 11.7% compared to that of 2007, but excluding the impacts resulting from exchange rate factors.
     Summary of Operations of the Exploration and Production Segment

				Year-on-year
	Unit	2008	2007	change (%)
Crude oil output	Million barrels	870.7	846.0	2.9
Marketable natural gas output	Billion cubic feet	1,864.2	1,627.7	14.5
Oil and natural gas equivalent output	Million barrels	1,181.5	1,117.4	5.7
Proved reserves of crude oil	Million barrels	11,221	11,706	(4.1)
Proved reserves of natural gas	Billion cubic feet	61,189	57,111	7.1
Proved developed reserves of crude oil	Million barrels	8,324	9,047	(8.0)
Proved developed reserves of natural gas	Billion cubic feet	26,667	26,047	2.4
     (2) Refining and Marketing
     In 2008, a series of large scale refining bases of the Group were completed and commissioned, leading to a substantial increase in refining capacities, with crude oil processing and production of key refined products reaching a historically high level. Faced with strong market demands and benefiting from the advantages created by the better integration of refining and chemicals businesses, the Group pushed forward vigorously the overall resources optimisation, organised the operation in a scientific manner, operated with full capacity and made intense efforts to increase the production and supply during the first three quarters of 2008. Various means were made to better organise the resources in marketing.

Marketing was organised scientifically and efforts were made to ensure steady market supply. During the fourth quarter of 2008, confronted with the significant drop in market demands, the Group modified the refining and processing loads in a timely manner, enabling the marketing business to respond actively to market changes. The flow of resources was optimised and the scale of sales to end-users was expanded with a view to increase the turnover. The Group’s refineries processed 849.8 million barrels of crude oil in the year and produced approximately 73.97 million tons of gasoline, diesel and kerosene. The cash processing cost of the refineries was RMB157 per ton in 2008.
     Summary of Operations of the Refining and Marketing Segment

				Year-on-year change
	Unit	2008	2007	(%)
Processed crude oil	Million barrels	849.8	823.6	3.2
Gasoline, kerosene and diesel output	’000 ton	73,968	71,381	3.6
of which: Gasoline	’000 ton	23,465	22,019	6.6
Kerosene	’000 ton	2,209	2,017	9.5
Diesel	’000 ton	48,294	47,345	2.0
Crude oil processing load	%	94.9	97.7	(2.8 percentage points)
Light products yield	%	73.58	73.99	(0.4 percentage points)
Refining yield	%	92.71	93.01	(0.3 percentage points)
Market share in retail	%	37.5	37.0	0.5 percentage points
Number of service stations	Unit	17,456	18,648	(6.4)
of which: owned service stations	Unit	16,725	17,070	(2.0)
Sales volume per service station	Ton/day	9.6	8.4	14.3
     (3) Chemicals and Marketing
     In 2008, the Group continued to exercise control in the management of production in the Chemicals and Marketing segment, and achieved large-scale, efficient, safe and steady operations. Key technological and performance indicators continued to improve, and the allocation of resources and product mix were further optimised. In view of the significant changes in the chemical products market, the Group adopted strategic pricing to promote sales and reduce inventories, strengthened the direct sales to major customers, and expanded the export of products. In 2008, the production of chemical products and ethylene reached 16.27 million tons and 2.68 million tons, representing an increase of 4.6% and 3.7% compared with that of last year, respectively.
     Summary of Operations of the Chemicals and Marketing Segment

				Year-on-year
Output of key chemical products	Unit	2008	2007	change (%)
Ethylene	’000 ton	2,676	2,581	3.7
Synthetic resin	’000 ton	4,099	3,962	3.5
Synthetic fibre raw materials and polymer	’000 ton	1,637	1,459	12.2
Synthetic rubber	’000 ton	344	311	10.6
Urea	’000 ton	3,824	3,634	5.2

     (4) Natural Gas and Pipeline
     In 2008, the Group proceeded with the construction of oil and gas pipelines and auxiliary facilities on schedule and in an orderly manner. The construction of oil and gas pipelines with strategic importance achieved significant breakthrough. The construction of the Second West-East Gas Pipeline commenced. A series of domestic oil and gas pipelines either completed construction or commissioned progressively. City gas and natural gas utilisation projects were proceeded in an orderly manner. The despatch of natural gas was centralised to ensure safety in the transmission. The Company leveraged on its advantage of the nationwide gas pipeline network and achieved an overall balanced development in the production, transportation, marketing and storage of natural gas. While the Group achieved safe and steady supply of natural gas in key cities and the public utilities sector and to key customers, the Group also guaranteed safe and steady supply of natural gas during the Beijing Olympic Games and to the areas that were suffered from cold weather, rain and snow storms in southern PRC. The Lanzhou-Chengdu-Chongqing Refined Oil Pipeline of the Company was regarded as the lifeline of the rescue operations in the earthquake occurred in the Wenchuan area, Sichuan Province on May 12, 2008. The Company made every effort to ensure normal operation of such pipeline to support the rescue operations in the earthquake and the supply of refined products in Sichuan Province and Chongqing region.
     Summary of Operations of the Natural Gas and Pipeline Segment

				Year-on-year
	Unit	2008	2007	change (%)
Crude oil pipeline	Kilometres	11,028	10,559	4.4
Refined product pipeline	Kilometres	5,656	2,669	111.9
Natural gas pipeline	Kilometres	24,037	22,043	9.0

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
     The following discussion and analysis should be read in conjunction with the audited financial statements of the Group and the notes thereto set out in this annual report.
     1. The financial data set out below is extracted from the audited financial statements of the Group prepared under IFRS
     (1) Consolidated Operating Results
     The operating results of the Group in 2008 were affected to a certain extent by the combined effects of the economic conditions such as an increase in the amount of special levy on domestic crude oil sales, macroeconomic control on domestic refined product prices and the global financial crisis. Profit before taxation of the Group was RMB161,829 million, representing a decrease of 21.0% compared with the previous year. Profit attributable to equity holders of the Company was RMB114,431 million, representing a decrease of 22.0% compared with the previous year. However, the overall development of the Group remained steady, orderly and healthy and the fundamental aspect of sustainable and coordinated development remained unchanged. Major discoveries were made through the Group’s oil and gas exploration. The oil and gas output reached another historical high. Production and marketing of refined products were steady, and the Group was able to effectively meet market demands. There was rapid progress in the development of natural gas pipelines, and construction of key projects was smooth. Development of the international operations of the Group has continued and the scale of the business of the Group’s international operations continued to expand.
     Turnover  Turnover increased 28.1% from RMB836,353 million for the twelve months ended December 31, 2007 to RMB1,071,146 million for the twelve months ended December 31, 2008. This was primarily due to the increases in the selling prices and changes in the sales volume of major products including crude oil, natural gas and refined products, and the efforts made by the Group in expanding resources and developing markets by leveraging on the opportunities presented by persistently high prices in crude oil and petrochemical products in the international market. In addition, the increase of the trading business of oil products during the year also increased the turnover of the Group. The table below sets out the external sales volume and average realised prices for major products sold by the Group for 2007 and 2008 and percentages of change in the sales volume and average realised prices during these two years.

	Sales Volume (’000 ton)			Average Realised Price (RMB/ton)
			Percentage of			Percentage of
	2008	2007	Change (%)	2008	2007	Change (%)
Crude oil*	20,465	18,730	9.3	4,264	3,594	18.6
Natural gas (million cubic metre, RMB/’000 cubic metre)	51,054	43,570	17.2	813	693	17.3
Gasoline	29,399	27,003	8.9	5,881	5,168	13.8
Diesel	56,081	54,377	3.1	5,526	4,668	18.4
Kerosene	4,798	3,782	26.9	6,355	4,684	35.7
Heavy oil	7,061	8,772	(19.5)	3,541	2,519	40.6
Polyethylene	2,195	2,102	4.4	10,219	10,497	(2.6)
Lubricant	2,003	2,378	(15.8)	7,515	6,420	17.1

*	The external sales volume of crude oil listed above is crude oil produced by the Company.
     Operating Expenses  Operating expenses increased 43.5% from RMB635,582 million for the twelve months ended December 31, 2007 to RMB911,846 million for the twelve months ended December 31, 2008, of which:
     Purchases, Services and Other Expenses  Purchases, services and other expenses increased 52.2% from RMB369,219 million for the twelve months ended December 31, 2007 to RMB562,122 million for the twelve months ended December 31, 2008. This was primarily due to (1) an increase in the purchase prices and purchase volume of crude oil, feedstock oil and refined products from external suppliers that resulted in the increase in the purchase costs; (2) an increase in the lifting costs of oil and gas operations and the processing costs of the Group’s refineries that resulted from the increase in prices of raw materials, fuel, energy and other production materials in the PRC as well as an expansion of the production scale of the Group; and (3) impairment losses for decline in the value of inventories in the amount of RMB8,608 million were recorded during 2008, which was in line with the market conditions. In addition, the increase in the purchase expenses was also resulted from an increase in the oil products trading operations in 2008.
     Employee Compensation Costs  Employee compensation costs of the Group were RMB62,065 million for the twelve months ended December 31, 2008, representing an increase of 11.7% compared with that of last year, without taking into account factors including the newly adopted corporate pension scheme. This increase in employee compensation costs was mainly due to the increase in the level of salaries in line with the domestic commodity prices.
     Exploration Expenses  Exploration expenses increased 4.4% from RMB20,956 million for the twelve months ended December 31, 2007 to RMB21,879 million for the twelve months ended December 31, 2008. To further boost crude oil and natural gas resources, the Group undertook more exploration activities for crude oil and natural gas.
     Depreciation, Depletion and Amortisation  Depreciation, depletion and amortisation increased 40.6% from RMB67,274 million for the twelve months ended December 31, 2007 to RMB94,603 million for the twelve months ended December 31, 2008. This was primarily due to (1) an increase in depreciation, depletion and amortisation that resulted from an increase in the average costs of fixed assets and the average net value of oil and gas properties; and (2) as a result of the significant volatility in international crude oil prices in 2008 and deterioration in the overall international and domestic economic conditions since the fourth quarter of 2008 which resulted in the recoverable amounts of certain property, plant and equipment being less than their carrying amounts, the Group recorded impairment charges of RMB11,949 million and RMB4,235 million against its refining and chemical production assets and oil and gas properties, respectively.
     Selling, General and Administrative Expenses  Selling, general and administrative expenses increased 13.8% from RMB52,257 million for the twelve months ended December 31, 2007 to RMB59,457 million for the twelve months ended December 31, 2008. This was primarily due to an increase in transportation, maintenance and other related costs that resulted from expansion in the production scale and business development.
     Taxes other than Income Taxes  Taxes other than income taxes increased 68.2% from RMB73,792 million for the twelve months ended December 31, 2007 to RMB124,115 million for the twelve months ended December 31, 2008. The increase was primarily due to an increase of RMB40,629 million compared with last year in the payment of the special levy on the sale of domestic crude oil by the Group as the average crude oil prices remained high throughout the whole year of 2008.
     Other Incomes/(Expenses), net  The Other incomes, net, was RMB12,395 million for the twelve months ended December 31, 2008, while the Other Expenses, net, was RMB1,221 million for the twelve months ended December 31, 2007. This was primarily due to the recognition of government grants to the Group for imported crude oil and refined products by the PRC Government in the amount of RMB 15,700 million.
     Profit from Operations  As a result of the factors discussed above, profit from operations decreased 20.7% from RMB200,771 million for the twelve months ended December 31, 2007 to RMB159,300 million for the twelve months ended December 31, 2008.
     Net Exchange Loss  Net exchange loss increased from RMB751 million for the twelve months ended December 31, 2007 to RMB1,081 million for the twelve months ended December 31, 2008. The increase in the net exchange loss was primarily due to the combined effect of the appreciation of Renminbi against the United States Dollar and other currencies.
     Net Interest Expenses  Net interest expenses decreased 54.2% from RMB1,505 million for the twelve months ended December 31, 2007 to RMB689 million for the twelve months ended December 31, 2008. The decrease in net interest expenses was primarily due to the combined effect of a decrease in the interest expenses from the sharp reduction of average interest rates on loans and an increase in interest income from an increase in the average outstanding balance of deposits.
     Profit Before Taxation  Profit before taxation decreased 21.0% from RMB204,957 million for the twelve months ended December 31, 2007 to RMB161,829 million for the twelve months ended December 31, 2008.
     Taxation  Taxation decreased 29.3% from RMB49,781 million for the twelve months ended December 31, 2007 to RMB35,178 million for the twelve months ended December 31,

2008. The decrease was primarily due to the combined effect of a reduction in the taxable income and the reduction of corporate income tax rate for 2008.
     Profit for the year  As a result of the factors discussed above, net profit decreased 18.4% from RMB155,176 million for the twelve months ended December 31, 2007 to RMB126,651 million for the twelve months ended December 31, 2008.
     Profit attributable to minority interest of the Company  Profit attributable to minority interest of the Company for the twelve months ended December 31, 2008 was RMB12,220 million, representing an increase of 45.0% compared with that of last year. The main reason for such increase was due to the international crude oil prices remained high, resulting in subsidiaries of the Company including CNPC Exploration and Development Company Limited recorded considerable increase in the profit before taxation.
     Profit attributable to the equity holders of the Company  As a result of the factors discussed above, profit attributable to the equity holders of the Company was RMB114,431 million, representing a decrease of 22.0% compared with that of 2007.
     (2) Segment Information
     Exploration and Production
     Turnover
     Turnover increased 32.4% from RMB471,928 million for the twelve months ended December 31, 2007 to RMB624,909 million for the twelve months ended December 31, 2008. The increase was primarily due to an increase in the prices and sales volume of crude oil and natural gas. The average realised crude oil price of the Group in 2008 was US$87.55 per barrel, representing an increase of 34.1% from US$65.27 per barrel compared with that of 2007.
     Operating Expenses
     Operating expenses increased 45.5% from RMB264,425 million for the twelve months ended December 31, 2007 to RMB384,711 million for the twelve months ended December 31, 2008. The increase was primarily due to: (1) a significant increase in the expenses for crude oil imports; (2) a sharp increase in the payment of the special levy on the sale of domestic crude oil by the Group as international crude oil prices remained high in 2008; (3) impairment charges for oil and gas properties increased sharply as a result of the significant volatility in the international crude oil prices.
     Profit from Operations
     Profit from operations increased 15.8% from RMB207,503 million for the twelve months ended December 31, 2007 to RMB240,198 million for the twelve months ended December 31, 2008. The profit from the Exploration and Production segment reached a historically high level.

     Refining and Marketing
     Turnover
     Turnover rose 32.1% from RMB670,844 million for the twelve months ended December 31, 2007 to RMB886,472 million for the twelve months ended December 31, 2008. The increase was primarily due to an increase in the selling prices and sales volume of key refined products and an increase in the oil products trading business.
     Operating Expenses
     Operating expenses increased 40.2% from RMB691,524 million for the twelve months ended December 31, 2007 to RMB969,442 million for the twelve months ended December 31, 2008. The increase was primarily due to an increase in the purchase costs of crude oil, feedstock oil and refined products from external suppliers. An increase in the level of oil products trading operations in 2008 also led to an increase in the operating expenses.
     Loss from Operations
     Loss from operations amounted to RMB82,970 million for the twelve months ended December 31, 2008, representing an increase of RMB62,290 million against the figure for the twelve months ended December 31, 2007. The loss was primarily due to the control of the domestic prices of refined products by the PRC Government, as a result of which despite the sharp increase in international crude oil prices in 2008, domestic prices of refined products were lower than that of the international market. In addition, impairment charges for declines in the value of inventories and for refining production assets increased significantly compared with that of last year.
     Chemicals and Marketing
     Turnover
     Turnover rose 7.9% from RMB102,718 million for the twelve months ended December 31, 2007 to RMB110,850 million for the twelve months ended December 31, 2008. The growth in turnover was primarily due to an increase in the selling prices and changes in the sales volume of certain chemical products.
     Operating Expenses
     Operating expenses increased 19.9% from RMB94,887 million for the twelve months ended December 31, 2007 to RMB113,727 million for the twelve months ended December 31, 2008. The increase was primarily due to an increase in the prices of key chemical raw materials.

     Loss /Profit from Operations
     The loss from operations amounted to RMB2,877 million for the twelve months ended December 31, 2008. The profit from operations amounted to RMB7,831 million for the twelve months ended December 31, 2007. The loss in this segment was primarily due to the significant decrease in chemical products prices and the decrease in the sales volume resulting from the decrease in domestic market demands caused by the global financial crisis. In addition, impairment charges for chemical production assets increased significantly compared with that of last year.
     Natural Gas and Pipeline
     Turnover
     Turnover increased 26.5% from RMB50,066 million for the twelve months ended December 31, 2007 to RMB63,315 million for the twelve months ended December 31, 2008. The increase was primarily due to an increase in the selling prices of natural gas and an increase in the sales volume and the volume of natural gas from pipeline transmission.
     Operating Expenses
     Operating expenses increased 25.8% from RMB37,571 million for the twelve months ended December 31, 2007 to RMB47,258 million for the twelve months ended December 31, 2008. The increase was primarily due to an increase in the purchase costs of natural gas and an increase in depreciation charges.
     Profit from Operations
     Profit from operations increased 28.5% from RMB12,495 million for the twelve months ended December 31, 2007 to RMB16,057 million for the twelve months ended December 31, 2008. The natural gas and pipeline business developed rapidly and has continued to increase its contributions to the profit of the Group.
     (3) Assets, Liabilities and Equity
     The following table sets out the key items in the consolidated balance sheet of the Group:

	As at	As at	Percentage of
	December 31, 2008	December 31, 2007	Change
	RMB million	RMB million	%
Total assets	1,194,174	1,067,680	11.8
Current assets	224,473	235,549	(4.7)
Non-current assets	969,701	832,131	16.5
Total liabilities	347,048	285,580	21.5
Current liabilities	264,337	199,222	32.7
Non-current liabilities	82,711	86,358	(4.2)
Equity attributable to equity holders of the Company	790,838	738,204	7.1
Share capital	183,021	183,021	—
Reserves	229,217	221,404	3.5
Retained earnings	378,600	333,779	13.4
Total equity	847,126	782,100	8.3

     Total assets amounted to RMB1,194,174 million, representing an increase of 11.8% from that at the end of 2007, of which:
     Current assets amounted to RMB224,473 million, representing a decrease of 4.7% from the current assets as at the end of 2007. The decrease in the current assets was primarily due to a decrease of RMB44,168 million in the cash, cash equivalents and time deposits with maturities over three months but within one year resulting from a decrease in cash flows from operating activities and an increase in cash outflows from investing activities.
     Non-current assets amounted to RMB969,701 million, representing an increase of 16.5% from the non-current assets as at the end of 2007. The increase in non-current assets was primarily due to an increase in capital expenditures, resulting in an increase in property, plant and equipment (including fixed assets, oil and gas properties etc.) in the amount of RMB132,976 million.
     Total liabilities amounted to RMB347,048 million, representing an increase of 21.5% from the total liabilities as at the end of 2007, of which:
     Current liabilities amounted to RMB264,337 million, representing an increase of 32.7% from the current liabilities as at the end of 2007. The increase in current liabilities was primarily due to an increase in short-term borrowings of RMB61,827 million.
     Non-current liabilities amounted to RMB82,711 million, representing a decrease of 4.2% from the non-current liabilities as at the end of 2007. The decrease in non-current liabilities was primarily due to a decrease in deferred taxes of RMB8,414 million.
     Equity attributable to the equity holders of the Company amounted to RMB790,838 million, representing an increase of 7.1% from the equity attributable to equity holders of the Company as at the end of 2007. The increase in equity attributable to the Company’s equity holders was primarily due to an increase in the retained earnings of RMB44,821 million.
     As at December 31, 2008, the financial assets and financial liabilities of the Group denominated in foreign currencies were as follows:

Unit: RMB Million
Items	Amount at the beginning of the reporting period	Changes in fair value recorded in profit/loss of the reporting period	Accumulated changes in fair value recorded in equity	Impairment loss recorded in the reporting period	Amount at the end of the reporting period
Financial assets
Loans and receivables	21,801	—	—	—	26,695
Financial assets available for sale	124	—	13	—	35

Sub-total	21,925	—	13	—	26,730

Financial Liabilities	27,768	—	—	—	39,672

     (4) Cash Flows
     The primary sources of funds of the Group are cash from operating activities and short-term and long-term borrowings. The funds of the Group are mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to equity holders of the Company.
     The table below sets forth the net cash flows of the Group for the year ended December 31, 2008 and December 31, 2007 respectively and the amount of cash and cash equivalents as at the end of each year:

	2008	2007
	RMB million	RMB million
Net cash flows from operating activities	170,506	205,243
Net cash flows used for investing activities	(213,947)	(185,486)
Net cash flows from / (used for) financing activities	7,845	(1,630)
Currency translation differences	(112)	(221)
Cash and cash equivalents as at the end of year	32,944	68,652
     Net Cash Flows From Operating Activities
     The net cash flows of the Group from operating activities for the twelve months ended December 31, 2008 was RMB170,506 million, representing a decrease of 16.9% compared with RMB205,243 million generated for the twelve months ended December 31, 2007, which was mainly due to the decrease of the net profits realised for 2008 as compared to that of 2007. As at December 31, 2008, the Group had cash and cash equivalents of RMB32,944 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 67.7% were denominated in Renminbi, and approximately 32.3% were denominated in United States Dollars).
     Net Cash Flows Used for Investing Activities
     The net cash flows of the Group used for investing activities for the twelve months ended December 31, 2008 was RMB213,947 million, representing an increase of 15.3% compared with RMB185,486 million used for investing activities for the twelve months ended December 31, 2007. The net increase in cash used for investing activities was primarily due to an increase in capital expenditures paid in cash during the year.

     Net Cash Flows from or (Used for) Financing Activities
     The net cash flows of the Group from financing activities for the twelve months ended December 31, 2008 was RMB7,845 million, while the net cash flows of the Group used for financing activities for the twelve months ended December 31, 2007 was RMB1,630 million. This was primarily due to an increase in the amount of net borrowings and capital contributions by minority shareholders during the year.
     The net borrowings of the Group as at December 31, 2008 and December 31, 2007, respectively, are as follows:

	As at December 31, 2008	As at December 31, 2007
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	92,761	30,934
Long-term borrowings	32,827	39,688

Total borrowings	125,588	70,622

Less: Cash and cash equivalents	32,944	68,652

Net borrowings	92,644	1,970

     Maturities of long-term borrowings of the Group are as follows:

	Principal as at	Principal as at
	December 31, 2008	December 31, 2007
	RMB million	RMB million
To be repaid within one year	5,544	12,200
To be repaid within one to two years	15,417	5,754
To be repaid within two to five years	7,432	19,898
To be repaid after five years	9,978	14,036

	38,371	51,888

     Of the total borrowings of the Group as at December 31, 2008, approximately 67.1% were fixed-rate loans and approximately 32.9% were floating-rate loans. Of the borrowings as at December 31, 2008, approximately 84.2% were denominated in Renminbi, approximately 15.7% were denominated in United States Dollars, and approximately 0.1% were denominated in Euro.
     As at December 31, 2008, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 12.9% (8.3% as at December 31, 2007).
     (5) Capital Expenditures
     For the twelve months ended December 31, 2008, capital expenditures of the Group increased 27.3% to RMB232,214 million from RMB182,387 million for the twelve months ended December 31, 2007. The increase in capital expenditures was primarily due to an increase in expenditures relating to oil and gas exploration and development, and construction of natural gas pipelines by the Group. In addition, increase in commodity prices also contributed to an increase in capital expenditures.

	For the Twelve Months Ended December 31,
	2008		2007		Estimates for 2009
	RMB million	%	RMB million	%	RMB million	%
Exploration and Production*	157,031	67.6	135,060	74.0	133,800	57.4
Refining and Marketing	20,274	8.7	26,546	14.6	27,500	11.8
Chemicals and Marketing	15,319	6.6	8,165	4.5	15,700	6.7
Natural Gas and Pipeline	36,848	15.9	11,003	6.0	52,200	22.4
Other	2,742	1.2	1,613	0.9	3,900	1.7

Total	232,214	100.0	182,387	100.0	233,100	100.0

*	If investments related to geological and geophysical exploration costs were included, the investments for the Exploration and Production segment for 2007 and 2008, and the estimates for the same in 2009 would be RMB146,855 million, RMB168,569 million and RMB142,300 million, respectively.
     Exploration and Production
     The majority of the Group’s capital expenditures were related to the Exploration and Production segment. For the twelve months ended December 31, 2008, capital expenditures in relation to the Exploration and Production segment amounted to RMB157,031 million, including RMB25,787 million for oil and gas exploration activities and RMB113,126 million for oil and gas development activities. Capital expenditures were primarily used in large oil and gas exploration projects such as in the oil and gas fields located in Changqing, Daqing and Southwestern oil and gas fields and in the construction of key production capacities for various oil and gas fields.
     The Group anticipates that capital expenditures for the Exploration and Production segment for 2009 will amount to RMB133,800 million. Approximately RMB23,000 million will be used for oil and gas exploration, and RMB110,800 million will be used for oil and gas development. Exploration activities will be mainly emphasised on the overall development of regions in Songliao Basin, Bohai Basin, Erdos Basin, Sichuan Basin, Tarim Basin and other key oil and gas regions. Development activities will be emphasised on the construction of new proved oil and gas fields, while the steady and increasing production of Daqing, Changqing and Southwestern oil and gas fields will also be emphasised.
     Refining and Marketing
     Capital expenditures for the Group’s Refining and Marketing segment for the twelve months ended December 31, 2008 amounted to RMB20,274 million, of which RMB4,918 million was used for the expansion of the efficient retail sales network of refined products and storage infrastructure facilities for oil products and RMB14,644 million was used for the modification of refining facilities. The capital expenditures for 2008 were mainly used for the construction of large scale refining facilities, such as the Dushanzi Petrochemical and the Guangxi Petrochemical projects, each with a crude oil refining capacity over ten million tons.
     The Group anticipates that capital expenditures for the Refining and Marketing segment for 2009 will amount to RMB27,500 million, of which approximately RMB20,000 million will be used for construction and expansion of refining facilities including large scale refining projects such as Dalian Petrochemical, Dushanzi Petrochemical, Guangxi Petrochemical and Fushun Petrochemical Projects, and approximately RMB7,500 million for investments in the expansion of the sales network for refined products and construction of storage infrastructure facilities for oil products.
     Chemicals and Marketing
     Capital expenditures for the Chemicals and Marketing segment for the twelve months ended December 31, 2008 amounted to RMB15,319 million, which were used mainly for the construction of petrochemical facilities for large scale ethylene projects with capacity over one million ton such as the Dushanzi Petrochemical and the Fushun Petrochemical projects and the expansion of key construction projects such as the redevelopment and expansion of ethylene in the Daqing Petrochemical project.
     The Group anticipates that capital expenditures for the Chemicals and Marketing segment for 2009 will amount to RMB15,700 million, which are expected to be used primarily for the construction and expansion of petrochemical facilities including large scale ethylene projects such as Dushanzi Petrochemical, Daqing Petrochemical, Fushun Petrochemical and Sichuan Petrochemical.
     Natural Gas and Pipeline
     Capital expenditures in the Natural Gas and Pipeline segment for the twelve months ended December 31, 2008 amounted to RMB36,848 million. The Group incurred RMB33,400 million of these expenditures on the construction of long distance pipelines. The capital expenditures for 2008 were mainly used for the construction of the Second West-East Gas Pipeline project, the Lanzhou-Zhengzhou-Changsha refined oil pipeline and other gas pipeline projects.
     The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment for 2009 will amount to RMB52,200 million, which are expected to be used primarily for the construction of main oil and gas transmission projects such as the Second West-East Gas Pipeline project and the Lanzhou-Zhengzhou-Changsha refined oil pipeline project and associated gas storage facilities and LNG projects.
     Others
     Capital expenditures for Other segment (including research and development activities) for the twelve months ended December 31, 2008 were RMB2,742 million.

     The Group anticipates that capital expenditures for Other segment for 2009 will amount to approximately RMB3,900 million, which are expected to be used primarily for research and development activities and for implementation of information systems.
     2. The financial data set out below is extracted from the audited financial statements of the Group prepared under CAS
     (1) Income from principal operations, cost of principal operations and profit from principal operations by segments under CAS are set out below:

	2008	2007
	RMB million	RMB million

Income from principal operations
Exploration and production	609,890	458,997
Refining and marketing	876,109	662,322
Chemicals and marketing	106,818	99,864
Natural gas and pipeline	62,440	49,299
Other	235	871
Inter-segment elimination	(615,818)	(460,921)
Consolidated income from principal operations	1,039,674	810,432
Cost of principal operations
Exploration and production	236,403	174,179
Refining and marketing	888,807	620,758
Chemicals and marketing	97,222	83,699
Natural gas and pipeline	44,602	35,524
Other	152	211
Inter-segment elimination	(614,519)	(459,998)
Consolidated cost of principal operations	652,667	454,373
Profit from principal operations
Exploration and production	274,757	232,750
Refining and marketing	(28,367)	25,562
Chemicals and marketing	9,431	15,821
Natural gas and pipeline	16,987	13,077
Other	79	654
Consolidated profit from principal operations	272,887	287,864
Net profit attributable to equity holders of the Company	113,798	145,867
     (2) Financial data prepared under CAS

	As at December 31, 2008	As at December 31, 2007	Percentage of change
	RMB million	RMB million	%

Total assets	1,194,901	1,069,135	11.8
Current assets	226,983	240,602	(5.7)
Non-current assets	967,918	828,533	16.8
Total liabilities	347,176	285,733	21.5
Current liabilities	264,337	199,222	32.7
Non-current liabilities	82,839	86,511	(4.2)
Equity to equity holders of the Company	791,619	739,616	7.0
Total equity	847,725	783,402	8.2

     For reasons for changes, please refer to the section “Management’s Discussion and Analysis of Financial Position and Results of Operations” in this annual report.
     (3) Principal operations by segment and by product under CAS

	Income from principal operations for the year ended 2008	Cost of principal operations for the year ended 2008	Margin*	Year-on-year change in income from principal operations	Year-on-year change in cost of principal operations	Increase or decrease in margin
By segment	RMB million	RMB million	%	%	%	Percentage point

Exploration and production	609,890	236,403	45.1	32.9	35.7	(5.6)
Refining and marketing	876,109	888,807	(3.2)	32.3	43.2	(7.1)
Chemicals and marketing	106,818	97,222	8.8	7.0	16.2	(7.0)
Natural gas and pipeline	62,440	44,602	27.2	26.7	25.6	0.7
Other	235	152	—	—	—	—
Inter-segment elimination	(615,818)	(614,519)	—	—	—	—
Total	1,039,674	652,667	26.2	28.3	43.6	(9.3)

*	Margin=Profit from principal operations /Income from principal operations
     (4) Principal operations by regions under CAS

	2008	2007	Year-on-year change
Revenue from external customers	RMB million	RMB million	%

PRC	1,015,160	807,712	25.7
Other	55,986	28,641	95.5
Total	1,071,146	836,353	28.1

Total assets

PRC	1,096,239	987,269	11.0
Other	98,662	81,866	20.5
Total	1,194,901	1,069,135	11.8
     (5) Principal subsidiaries and associates of the Group

	Registered capital	Shareholding	Amount of total assets	Amount of total liabilities	Net profit
Name of company	RMB million	%	RMB million	RMB million	RMB million

Daqing Oilfield Company Limited	47,500	100.00	175,887	59,211	76,763
CNPC Exploration and Development Company Limited	16,100	50.00	95,096	17,058	18,484
PetroChina Hong Kong Limited	HK$7,592 million	100.00	13,023	2,203	3,934
Dalian West Pacific Petrochemical Co., Ltd.	US$258 million	28.44	10,433	13,182	(5,660)
China Marine Bunker (PetroChina) Co., Ltd.	1,000	50.00	6,619	3,972	392

SIGNIFICANT EVENTS
     1. Material litigation and arbitration events
     The Company was not involved in any material litigation or arbitration during the reporting period.
     2. Shareholding in other companies
     (1) Shareholding interests of the Company in other listed companies
     As at the end of the reporting period, interests in other listed securities held by the Company were as follows:

					Unit: HK Dollars million
Stock code	Stock short name	Initial Investment amount	Number of shares held (million)	Shareholding held	Book value as at the end of the year	Classification in accounts	Source of shareholding

135*	CNPC (Hong Kong)	742	2,513.92	56.61%	742	Long term equity investment	Merger and acquisition

*	The Group held the shares in CNPC (Hong Kong) Limited through Sun World Limited, its overseas wholly-owned subsidiary. The shares of CNPC (Hong Kong) Limited are listed on The Stock Exchange of Hong Kong Limited. (Stock short name: CNPC (Hong Kong)).
     (2) Status of shareholding in commercial banks, securities companies, insurance companies, trust companies and futures companies
     There are no matters which the Company is required to disclose for the reporting period.
     3. Acquisitions, Disposals and Mergers during the reporting period
     Acquisition of assets

Counterparty and assets acquired	Date of acquisition	Acquisition price	Net profit contributed to the Group since the date of the acquisition to the end of 2008	Net profit contributed to the Group from the beginning of the year to the end of 2008	Whether constitute connected transaction	Whether ownership of the relevant assets has been fully transferred	Whether contractual rights and obligations have been fully transferred

Acquisition from CNPC of refined products sales assets and business	June 10, 2008	RMB1,004 million	Not applicable	Not applicable	Yes, based on valuation	No	No
Acquisition from CNPC of assets under the risk operation service business	November 19, 2008	RMB5,306 million	Not applicable	Not applicable	Yes, based on valuation	Yes	Yes
Acquisition from CNPC of Sun World Limited by the Company, which thereby indirectly held interests in CNPC (Hong Kong) Limited	December 18, 2008	RMB6,693 million	Not applicable	RMB3,934 million	Yes, based on market value	Yes	Yes
     The above transactions did not have any impact on the continuity of operation and management stability of the Group and are advantageous to the future financial position and operating results of the Group.

     4. Implementation of stock incentive plans during the reporting period
     The Company has adopted a share-based compensation scheme which is a share appreciation right arrangement payable in cash to the recipients upon exercise of the rights which became effective upon the listing of the H shares of the Company on April 7, 2000. Directors, Supervisors and senior executives of the Company are eligible for the scheme and the rights granted thereunder can be exercised from April 8, 2003 to April 7, 2008. The exercise price is the price of the H share as at the initial public offering, being HK$1.28 per share. As at April 7, 2008 (being the expiry date of the exercise of the share appreciation rights), none of the holders of the share appreciation rights exercised their rights. The Company therefore derecognised the liability previously accrued of RMB1,400 million in the financial statements of the Group for the year ended December 31, 2008.
     5. Significant connected transactions during the reporting period
     Please refer to the section “Connected Transactions” in this annual report. During the reporting period, there is no utilisation of the Company’s funds for non-operating purpose by the controlling shareholder.
     6. Material contracts and the performance thereof
     (1) During the reporting period, there were no trusteeship, sub-contracting and leasing of properties of other companies by the Company which would contribute profit to the Company of 10% or more of its total profits for the year.
     (2) Material Guarantee
     The Group has no material guarantee during the current reporting period.
     (3) The Company did not entrust any other person to carry out money management during the reporting period nor were there any such entrustment that was extended from prior period to the reporting period.
     (4) Other material contracts
     Save as disclosed in this annual report, during the reporting period, the Company did not enter into any material contract which requires disclosure.
     7. Performance of Commitments
     Specific undertakings made by CNPC, the controlling shareholder of the Company, and performance of the undertakings as at December 31, 2008:

Name of Shareholder	Undertaking	Performance of Undertaking
CNPC	According to the Restructuring Agreement entered into between CNPC and the Company on March 10, 2000, CNPC has undertaken to indemnify the Company against any claims or damages arising or resulting from certain matters in the Restructuring Agreement.	As at December 31, 2008, CNPC had obtained formal land use right certificates in relation to 27,615 out of 28,649 parcels of land and some building ownership certificates for the buildings pursuant to the undertaking in the Restructuring Agreement, but has completed none of the necessary governmental procedures for the service stations located on collectively-owned land. The use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed.

Name of Shareholder	Undertaking	Performance of Undertaking
According to the Non-Competition Agreement entered into between CNPC and the Company on March 10, 2000, CNPC has undertaken to the Company that CNPC will not, and will procure its subsidiaries not to, develop, operate, assist in operating nor participate in any businesses by itself or jointly with another company within or outside the PRC that will compete with or lead to competition with the core businesses of the Group. According to the Agreement, CNPC has also granted to the Company pre-emptive rights to transaction with regards to part of its assets.	1. At present, CNPC operated the following businesses which are identical or similar to the core businesses of the Group:

(1) Overseas operations which are identical or similar to the core businesses of the Group

CNPC has overseas operations in relation to exploration and production of crude oil and natural gas as well as production, storage and transportation of petroleum, chemical and related petroleum products. CNPC has oil and gas exploration and development operations in many overseas countries and regions.

As the laws of the country where ADS are listed prohibit their citizens from directly or indirectly financing or investing in the oil and gas projects in certain countries, CNPC did not inject the overseas oil and gas projects in certain countries to the Company.

(2) Five sets of chemical production facilities

Five sets of chemical production facilities, namely, an advanced alcohol facility, an acrylonitrile facility, a polybutadiene rubber facility, an acrylic fibre chemical facility and a facility comprising of four styrene units have been wholly owned by CNPC since the Company’s establishment. Other than the advanced alcohol facility which has ceased production, the rest of the five sets of facilities are under normal operation.

Given the five sets of chemical production facilities are relatively small in scale, low in productivity and profitability as compared with similar facilities of the Group, they will not constitute substantive competition with the principal businesses of the Group.

2. Upon the establishment of the Company, CNPC’s interests in CNPC (Hong Kong) Limited were not injected into the Company, thus the domestic and overseas exploration and production of crude oil and natural gas by CNPC (Hong Kong) Limited constituted competition with the Company to a certain extent. On August 27, 2008, the Company entered into a sale and purchase agreement with CNPC and its subsidiary to indirectly acquire CNPC (Hong Kong) Limited from CNPC. On December 18, 2008, the Company completed such acquisition, thus indirectly held 56.66% equity interest in CNPC (Hong Kong) Limited, further reducing CNPC’s competition with the Company.

3. Upon the establishment of the Company, CNPC wholly owned or jointly owned with third parties interests in a few service stations. On June 10, 2008, the Company entered into an Acquisition Agreement with CNPC to acquire refined product sales assets and business (including 208 units of service stations and 25 units of oil tanks) owned by 23 entities of CNPC. Upon the completion of the acquisition, CNPC would cease to engage in operations in relation to the marketing of refined products, thereby further reducing the connected transactions and competition with the Company.
	CNPC undertook that “for a period of 36 months commencing from the date of listing of the A shares of the Company on the Shanghai Stock Exchange, it will not transfer or entrust others for the management of the A shares which it holds, or allow such shares to be repurchased by the Company. However, certain shares held by CNPC, which may be subsequently listed on overseas stock exchanges after obtaining necessary approvals in the PRC, are not subject to the restriction of the 36-month lock-up period.”	CNPC has not violated the relevant undertaking.
CNPC	On September 22, 2008, CNPC increased its shareholdings in the Company via the trading system of the Shanghai Stock Exchange. CNPC intends to continue to increase its shareholdings in the shares of the Company via the secondary market, either in its own name or through parties acting in concert with it, within 12 months (commencing from September 22, 2008) in an aggregate amount not exceeding 2% of the total share capital of the Company. CNPC undertakes that it will not sell any shares it held in the Company during the period of the implementation of any further share acquisition plan and within the statutory period.	CNPC has not violated the relevant undertaking.

     8. Engagement and disengagement of firm of accountants
     The Company has not changed its firm of accountants during the reporting period.
     During the reporting period, the Company has continued engaging PricewaterhouseCoopers Zhong Tian CPAs Company Limited as the domestic auditors and has continued engaging PricewaterhouseCoopers as the overseas auditors. Remunerations in respect of the audit work amounts to RMB95 million, mainly for the purpose of providing auditing services for the Company’s domestic and international needs.
     Up to the end of the reporting period, PricewaterhouseCoopers Zhong Tian CPAs Company Limited and PricewaterhouseCoopers have provided auditing service to the Company for a consecutive 10 years.
     9. Penalties on the Company and its Directors, Supervisors, senior management, controlling shareholders and de facto controller and remedies thereto
     During the reporting period, none of the Directors, Supervisors, senior management, controlling shareholders or de facto controllers were subject to any investigation by the China Securities Regulatory Commission, nor was there any administrative penalty, denial of participation in the securities market or deemed unsuitable to act as directors thereby or any public criticisms made by a securities exchange.
     10. Other Significant Events
     (1) In 2008, the Company was notified by the Ministry of Finance of the PRC that in order to ensure supply of crude oil and refined products in the market, financial support measures would be provided to the Company. During the year, the Company recognised governmental grants in the amount of RMB15,700 million.
     (2) On June 20, 2008, the PRC Government adjusted the prices of refined products in the domestic market, raising the ex-factory prices of gasoline and diesel by RMB1,000 per ton and the ex-factory prices of aviation fuel by RMB1,500 per ton.
     (3) On December 18, 2008, the PRC Government adjusted the prices of refined products in the domestic market, reducing the ex-factory prices of gasoline, diesel and aviation fuel per ton by RMB900, RMB1,100 and RMB2,400 respectively.
     11. Events after the Balance Sheet Date
     (1) On January 13, 2009, the Company issued the first tranche of the medium-term notes for the year 2009 amounting to RMB15 billion for a term of 3 years at an interest rate of 2.70% per annum.
     (2) On March 19, 2009, the Company issued the second tranche of the medium-term notes amounting to RMB15 billion for a term of 3 years at an interest rate of 2.28% per annum.

CONNECTED TRANSACTIONS
     CNPC is a controlling shareholder of the Company and therefore transactions between the Group and CNPC constitute connected transactions of the Group under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“HKSE Listing Rules”) and the listing rules of the Shanghai Stock Exchange (“SSE Listing Rules”). On December 18, 2008, CNPC transferred to the Group its share interest in CNPC (Hong Kong) Limited (“CNPC (HK)”) of a total of approximately 56.66% (calculated on the basis of the total number of shares of CNPC (HK) as at the same date). Before that, CNPC held over 50% of the shares in CNPC (HK) through its subsidiary. Transactions between the Group and CNPC (HK) constitute connected transactions of the Group under the HKSE Listing Rules and the SSE Listing Rules. As Beijing Gas Group Co., Ltd. (“Beijing Gas”) and China Railway Materials and Suppliers Corporation (“CRMSC”) are respectively a substantial shareholder of Beijing Huayou Gas Corporation Limited and PetroChina & CRMSC Oil Marketing Company Limited, each a subsidiary of the Group, pursuant to the HKSE Listing Rules, transactions between the Group and Beijing Gas and CRMSC respectively constitute connected transactions of the Group. China National Oil and Gas Exploration and Development Corporation (“CNODC”), a state-owned enterprise the entire interest of which is owned by CNPC, controlling shareholder of the Company, holds 50% interest in CNPC Exploration and Development Company Limited (“CNPC E&D”). Pursuant to the HKSE Listing Rules, CNPC E&D is a connected person of the Company and transactions between the Group and CNPC E&D constitute connected transactions of the Group. On December 28, 2006, the Group became interested in 67% equity interest in PetroKazakhstan Inc. (“PKZ”) through CNPC E&D. Pursuant to the HKSE Listing Rules, CNPC E&D and its subsidiaries are connected persons of the Group. Therefore, transactions between the Group and PKZ constitute connected transactions of the Group.
◆ One-off Connected Transactions
     1. Acquisition of the Northeast China Inspection and Maintenance Operations
     On April 28, 2008, the Company entered into an acquisition agreement with CNPC, pursuant to which the Company agreed to acquire the Northeast China inspection and maintenance operations from CNPC. Upon completion of the acquisition agreement, the Company paid consideration in the sum of RMB43,832,200 (approximately HK$48,702,444) to CNPC, representing the value of the net assets of the Northeast China inspection and maintenance operations as at September 30, 2007. The parties also adjusted the consideration by reference to the net assets generated by the Northeast China inspection and maintenance operations for the period from October 1, 2007 to the completion date as shown in the management accounts. Pursuant to the SSE Listing Rules and the HKSE Listing Rules, CNPC is a connected person of the Company and the acquisition constitutes a connected transaction of the Company. Details of the transaction were published on April 28 and 29, 2008 on the respective websites of HKSE, SSE and the Company. As at the end of the reporting period, the transaction has been completed.
     The above transaction does not affect the continuity of the Company’s business and the stability of management, and is beneficial on the continued wellbeing of the Company’s future financial position and operation results.
     2. Acquisition of Refined Products Assets and Business
     On June 10, 2008, the Company entered into an acquisition agreement with CNPC, pursuant to which the Company agreed to acquire the refined products sales assets and business from CNPC. Upon completion of the acquisition, the Company will pay consideration in the sum of RMB1,004,530,000 (approximately HK$1,116,144,444) to CNPC, representing the value of the net assets of the Refined Products Sales Assets and Business as at the valuation date. The parties will also adjust the consideration by reference to the net assets generated by the refined products sales assets and business for the period from the valuation date to the completion date as shown in the management accounts. Pursuant to the SSE Listing Rules and the HKSE Listing Rules, CNPC is a connected person of the Company and the acquisition constitutes a connected transaction of the Company. Details of the transaction were published on June 10 and 11, 2008 on the respective websites of HKSE, SSE and the Company. As at the end of the reporting period, the transaction has not yet been completed.
     The above transaction does not affect the continuity of the Company’s business and the stability of management, and is beneficial for the Company on the enhancement of economies of scale, strengthening of control over the distribution terminals of refined products, reduction of connected transactions, avoidance of competition, enhancement of independence and materialisation of the centralised operation, specialised management and unified coordination of the distribution of refined products.
     3. Indirect Acquisition of Equity Interest in CNPC (HK)
     On August 27, 2008, the Company, CNPC and China Petroleum Hongkong (Holding) Limited, an wholly-owned subsidiary of CNPC (“HK Subsidiary”) entered into a sale and purchase agreement, pursuant to which the Company agreed to purchase or procure the purchase of, and CNPC has agreed to sell (through HK Subsidiary) or procure the sale of, a 100% interest in Sun World Limited indirectly held by CNPC through HK Subsidiary, which directly holds 2,513,917,342 shares in CNPC (HK), representing approximately 51.89% of the issued share capital of CNPC (HK) (calculated on the basis of the total number of shares of CNPC (HK) as at the same date), in consideration of the payment of HK$7,592,030,373 (approximately US$972,090,957), being the consideration amount, in cash. The above transaction was completed on December 18, 2008, when CNPC transferred to the Group its share interest in CNPC (HK) of a total of approximately 56.66% (calculated on the basis of the total number of shares of CNPC (HK) as at the same date). Pursuant to Chapter 14A of the HKSE Listing Rules and pursuant to the SSE Listing Rules, CNPC and HK Subsidiary are connected persons of the Company and the acquisition constitutes a connected transaction for the Company. Details of the transaction were published on August 27 and 28, 2008 on the respective websites of HKSE, SSE and the Company. The Company has published an announcement on the completion of the transaction on December 18 and 19, 2008 on the respective websites of HKSE, SSE and the Company.
     The above transaction does not affect the continuity of the Company’s business and the stability of management, and is beneficial on the continued wellbeing of the Company’s future financial position and operation results.
     4. Acquisition of Assets of the Risk Operation Service Business
     On November 19, 2008, six branch companies of the Company and six subordinate enterprises of CNPC entered into acquisition agreements, pursuant to which the Company acquired the assets under the risk operation service business from these six enterprises. Upon completion of the acquisition, the Company paid consideration in the sum of RMB5,306.31 million (approximately HK$6,023.35 million) to the six enterprises. The parties also adjusted the consideration by reference to the change in assets of the risk operation service business for the period from the date of valuation to the completion date on a dollar-for-dollar basis. The six enterprises disposing of the assets under the risk operation service business are all wholly-owned subordinate enterprises of CNPC, controlling shareholder of the Company, and hence associates of CNPC under the HKSE Listing Rules. Pursuant to the HKSE Listing Rules and the SSE Listing Rules, each of these six enterprises is a connected person of the Company. The acquisition hence constitutes a connected transaction of the Company. Details of the transaction were published on November 19 and 20, 2008 on the respective websites of HKSE, SSE and the Company. As at the end of the reporting period, the transaction has been completed.
     The above transaction does not affect the continuity of the Company’s business and the stability of management, and is beneficial on the continued wellbeing of the Company’s future financial position and operation results.
◆ Continuing Connected Transactions
     (I) Continuing Connected Transactions with CNPC
     The Group and CNPC continue to carry out certain existing continuing connected transactions. The Company sought independent shareholders’ approval at the general meeting held on November 8, 2005 for a renewal of the existing continuing connected transactions and the new continuing connected transactions and proposed the new caps for existing continuing connected transactions and the new continuing connected transactions for January 1, 2006 to December 31, 2008. The Company further sought independent shareholders’ approval at the general meetings held on November 1, 2006 and October 21, 2008 respectively for increase of some of the proposed caps approved on November 8, 2005. Please refer to the section headed “Caps for the Continuing Connected Transactions” below.
     In 2008, the Group and CNPC continued to carry out the existing continuing connected transactions referred to in the following agreements:

     1. Comprehensive Products and Services Agreement, First Supplemental Agreement and Second Supplemental Agreement
     (1) The Group and CNPC continue to implement the Comprehensive Products and Services Agreement (“Comprehensive Agreement”, as amended by the First Supplemental Agreement and the Second Supplemental Agreement, further details set out in the paragraph (2) and (3) below) entered into on March 10, 2000 for the provision (i) by the Group to CNPC and Jointly-held Companies and (ii) by CNPC to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its subsidiary companies and affiliates.
     The term of the Comprehensive Agreement was initially 10 years starting from the date when the Company’s business license was issued. This term has been amended by the Second Supplemental Agreement to 3 years commencing January 1, 2006.
     During the term of the Comprehensive Agreement, individual product and service implementation agreements described below may be terminated from time to time by the parties thereto by providing at least 6 months’ written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.
     (A) Products and Services to be provided by the Group to CNPC and Jointly-held Companies
     Under the Comprehensive Agreement, products and services to be provided by the Group to CNPC include refined products, chemical products, natural gas, crude oil, supply of water, electricity, gas and heating, quantifying and measuring and quality inspection and other products and services as may be requested by the CNPC Group for its own consumption, use or sale from time to time.
     Under the Comprehensive Agreement, the Group shall provide to the Jointly-held Companies products and services including but not limited to crude oil, refined products, chemical products and natural gas.
     (B) Products and Services to be provided by CNPC to the Group
     More products and services are to be provided by CNPC to the Group, both in terms of quantity and variety, than those to be provided by the Group to CNPC. Products and services to be provided by CNPC to the Group have been grouped together and categorised as set out below:
•	Construction and technical services, including but not limited to exploration technology service, downhole operation service, oilfield construction service, oil refinery construction service and engineering and design service;

•	Production services, including but not limited to water supply, electricity generation and supply, gas supply and communications;

•	Supply of materials services, including but not limited to purchase of materials, quality inspection, storage of materials and delivery of materials

•	Social and ancillary services, including but not limited to security systems, education, hospitals, property management, staff canteen, training centres and guesthouses; and

•	Financial services, including loans and other financial assistance, deposit services, entrustment loans, settlement services and other intermediary services.
     The Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the Comprehensive Agreement. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles as defined in the Comprehensive Agreement:
(a)	government-prescribed prices; or

(b)	where there is no government-prescribed price, then according to the relevant market prices; or

(c)	where neither (a) nor (b) is applicable, then according to:
(i)	the actual cost incurred; or

(ii)	the agreed contractual price.
     In particular, the Comprehensive Agreement stipulates, among other things, that:
(i)	the loans and deposits shall be provided at prices determined in accordance with the relevant interest rate and standard for fees as promulgated by the People’s Bank of China. Such prices must also be more favourable than those provided by independent third parties; and

(ii)	the guarantees shall be provided at prices not higher than the fees charged by the state policy banks in relation to the provision of guarantees. References must also be made to the relevant government-prescribed price and market price.
     (2) First Supplemental Agreement
     The First Supplemental Agreement dated June 9, 2005 was entered principally to amend the definitions of “government-prescribed price” and “market price” in the Comprehensive Agreement in view of the characteristics of oversea business and to amend the term of the Comprehensive Agreement to three years. The First Supplemental Agreement took effect on December 19, 2005.
     (3) Second Supplemental Agreement
     The Second Supplemental Agreement entered into by CNPC and the Company on September 1, 2005 provides for certain new continuing connected transactions between the Company and certain companies in which both the Company and CNPC are shareholders, and where CNPC and/or its subsidiaries and/or affiliates (individually or together) is/are entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of such company (“Jointly-owned Companies”). CNPC and the Company agreed to amend certain terms of the Comprehensive Agreement, including, among other things, that:
•	both CNPC and the Company shall provide and shall procure their respective entities including their subsidiaries, branches and other relevant units to provide products and services in accordance with the terms and principles of the Comprehensive Agreement;

•	CNPC will provide certain risk operation services as part of the construction and technical services to the Group, and these include the provision of exploration, production and other relevant services within certain and specific reserves of the Company with exploration and exploitation difficulties;

•	the Group will provide certain financial assistance to the Jointly-owned Companies including entrustment loans and guarantees; and

•	the Jointly-owned Companies will provide certain financial assistance to the Group including entrustment loans and guarantees.
     Under the Second Supplemental Agreement, the products and services shall be provided at prices determined according to the pricing principles for the corresponding products or services under the Comprehensive Agreement (as amended).
     The Second Supplemental Agreement has taken effect on January 1, 2006.
     2. Product and Service Implementation Agreements
     According to the current arrangements, from time to time and as required, individual product and service implementation agreements may be entered into between the relevant service companies and affiliates of CNPC or the Group providing the relevant products or services, as appropriate, and the relevant members of the Group or CNPC, requiring such products or services, as appropriate.
     Each product and service implementation agreement will set out the specific products and services requested by the relevant party and any detailed technical and other specifications which may be relevant to those products or services. The product and service implementation agreements may only contain provisions which are in all material respects consistent with the binding principles and guidelines and terms and conditions in accordance with which such products and services are required to be provided as contained in the Comprehensive Agreement.
     As the product and service implementation agreements are simply further elaborations on the provision of products and services as contemplated by the Comprehensive Agreement, they do not as such constitute new categories of connected transactions.
     3. Land Use Rights Leasing Contract
     The Company and CNPC continue to implement the Land Use Rights Leasing Contract entered into on March 10, 2000 under which CNPC has leased a total of 42,476 parcels of land in connection with various aspects of the operations and business of the Company covering an aggregate area of approximately 1,145 million square metres, located throughout the PRC, to the Company for a term of 50 years at an annual fee of RMB2 billion. The total fee payable for the lease of all such property may, as at the expiration of 10 years from the date of the Land Use Rights Leasing Contract, be adjusted by agreement between the Company and CNPC to reflect market conditions prevalent at such time of adjustment, including the then prevailing marketing prices, inflation or deflation (as applicable) and such other factors considered as important by both parties in negotiating and agreeing to any such adjustment. In addition, any governmental, legal or other administrative taxes and fees required to be paid in connection with the leased properties will be borne by CNPC. However, any additional amount of such taxes payable as a result of changes in the PRC government policies after the effective date of the contract shall be shared proportionately on a reasonable basis between CNPC and the Company.
     4. Buildings Leasing Contract and Buildings Supplementary Leasing Agreement
     The Company and CNPC continue to implement the Buildings Leasing Contract entered into on March 10, 2000 pursuant to which CNPC has leased to the Company a total of 191 buildings covering an aggregate of area of approximately 269,770 square metres, located throughout the PRC for the use by the Company for its business operation including the exploration, development and production of crude oil, the refining of crude oil and petroleum products, the production and sale of chemicals, etc. The 191 buildings were leased for a term of 20 years at a price of RMB145 per square metre per year, that is, an aggregate annual fee of RMB39,116,650. The Company is responsible for the payment of any governmental, legal or other administrative taxes and maintenance charges required to be paid in connection with these 191 buildings. The details of the buildings leased to the Company by CNPC are set out in the Buildings Leasing Contract.
     Further to the Buildings Leasing Contract mentioned above, the Company entered into a Supplemental Buildings Leasing Agreement (the “Supplemental Buildings Agreement”) with CNPC on September 26, 2002 under which CNPC agreed to lease to the Company another 404 buildings in connection with the operation and business of the Company, covering an aggregate of 442,730 square meters. Compared to the Buildings Leasing Contract, the increase in the units being leased in the Supplemental Buildings Agreement is mainly attributable to the expansion of the Company’s operations mainly in the areas such as oil and natural gas exploration, the West-East Gas Pipeline Project and the construction of the northeast refineries and chemical operation base. The total rent payable under the Supplemental Buildings Agreement amounts to RMB157,439,540 per annum. The Company and CNPC will, based on any changes in their production and operations, and changes in the market price, adjust the sizes and quantities of buildings leased under the Buildings Leasing Contract as well as the Supplemental Buildings Agreement every three years. The Supplemental Buildings Agreement became effective on January 1, 2003 and will expire at the same time as the Buildings Leasing Contract. The terms and conditions of the Buildings Leasing Contract will, to the extent not contradictory to the Supplemental Buildings Agreement, continue to apply.
     5. Intellectual Property Licensing Contracts
     The Company and CNPC continue to implement the three intellectual property licensing contracts entered into on March 10, 2000, namely the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract. Pursuant to these licensing contracts, CNPC has granted the Company the exclusive right to use certain trademarks, patents, know-how and computer software of CNPC at no cost. These intellectual property rights relate to the assets and businesses of CNPC which were transferred to the Company pursuant to the restructuring.

     6. Contract for the Transfer of Rights under Production Sharing Contracts
     The Company and CNPC continue to implement the Contract for the Transfer of Rights under Production Sharing Contracts dated December 23, 1999. As part of the restructuring, CNPC transferred to the Company relevant rights and obligations under 23 production sharing contracts entered into with a number of international oil and natural gas companies, except for the rights and obligations relating to CNPC’s supervisory functions.
     During the period between the establishment of the Company and December 31, 2008, CNPC further entered into 11 additional production sharing contracts which are currently effective. All the rights under these production sharing contracts have been assigned to the Company. These contracts have also been approved by the Ministry of Commerce of the PRC. According to the Contract for the Transfer of Rights for the Exploration and Oil Production in the Daqing Zhaozhou Oilfield Blocks 13 (3-6) of May 2002, the Contract for the Transfer of Rights under Production Sharing Contracts of April 2007 and the Contract for the Transfer of Rights under Production Sharing Contracts of March 2008, respectively, between the Company and CNPC, CNPC has agreed to assign to the Company all of its rights and obligations under 10 additional production sharing contracts executed on or prior to June 30, 2007 at nil consideration and subject to applicable PRC laws and regulations, except for the rights and obligations relating to CNPC’s supervisory functions.
     7. Guarantee of Debts Contract
     The Company and CNPC continue to implement the Guarantee of Debts Contract entered into on March 10, 2000, pursuant to which all of the debts of CNPC relating to the assets transferred to the Company in the restructuring were also transferred to, and assumed by, the Company.
     Under the Guarantee of Debts Contract, CNPC has agreed to guarantee certain debts of the Company at no cost. As at December 31, 2008, the balance of the amount guaranteed was RMB408 million.
     As each of the applicable percentage ratio(s) (other than the profits ratio) in respect of the Trademark Licensing Contract, the Patent and Know-how Licensing Contract, the Computer Software Licensing Contract, the Contract for the Transfer of Rights under Production Sharing Contracts and the Guarantee of Debts Contract is less than 0.1%, the continuing connected transactions under these contracts are exempted from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the HKSE Listing Rules. The Directors believe that these transactions had been entered into in the normal and ordinary course of business for the benefits of the Company, and are in the interests of the shareholders as a whole.

     (II) Continuing Connected Transactions with CNPC E&D
     The following continuing connected transactions arose as a result of the completion of the Company’s acquisition of 67% equity interest in PKZ, which was announced by the Company on August 23, 2006, on December 28, 2006:
•	the provision of production services by CNPC to the Group;

•	the provision of construction and technical services by CNPC to the Group;

•	the provision of material supply services by CNPC to the Group.
     Upon completion of the acquisition of the 67% equity interest in PKZ, PKZ became a subsidiary (as defined under the HKSE Listing Rules) of CNPC E&D. As CNPC is the controlling shareholder of the Company and as each of CNPC and the Company is interested in 50% interest in CNPC E&D respectively, therefore, CNPC and CNPC E&D are connected persons of the Company under the HKSE Listing Rules. The caps for these continuing connected transactions have already been included in that for continuing connected transactions between the Group and CNPC.
     (III) Continuing Connected Transactions with CNPC (HK)
     As part of the restructuring of CNPC and in preparation for the listing of the Company on HKSE, and as disclosed in the Company’s prospectus dated March 27, 2000, CNPC and the Company entered into the Contract for the Transfer of Rights under Production Sharing Contracts whereby the relevant rights and obligations (other than the supervisory functions related to CNPC’s role as representative of the PRC government) of CNPC under certain contracts, including the blocks 9-1 to 9-5 of the Xinjiang Karamay Oilfield Petroleum Contract dated July 1, 1996, entered into between CNPC and Hafnium Limited (“Xinjiang Contract”) and the Leng Jiapu Area Petroleum Contract dated December 30, 1997, entered into between CNPC and Beckbury International Limited (“Liaohe Contract”), were novated to the Company.
     CNPC (HK) is a company listed on HKSE. On December 18, 2008, CNPC transferred to the Group its share interest in CNPC (HK) of a total of approximately 56.66% (calculated on the basis of the total number of shares of CNPC (HK) as at the same date). Upon the effective novation by CNPC to the Company of the above interest in the PRC Oil Production Sharing Contracts (the Xinjiang Contract and the Liaohe Contract), certain transactions pursuant to the PRC Oil Production Sharing Contracts prior to December 18, 2008 constitute continuing connected transactions between the Company and CNPC (HK) pursuant to the HKSE Listing Rules and the SSE Listing Rules. Effective from December 18, 2008, CNPC (HK) became a subsidiary of the Company and ceased to be a connected person of the Company under the HKSE Listing Rules, and therefore the transactions described in this paragraph no longer constitute continuing connected transactions of the Company.
     Summary of the major terms and conditions of these continuing connected transactions under the Xinjiang Contract and the Liaohe Contract are as follows:
     (1) Production and development cost sharing between the Company and CNPC (HK): The Company and CNPC (HK) shall share the development costs as well as the oil and natural gas produced from blocks 9-1 to 9-5 of the Karamay Oilfield, as to 46% by the Company and 54% by CNPC (HK), and as for the Leng Jiapu Block of Liaohe Oilfield (“Leng Jiapu Oilfield”), as to 30% by the Company and 70% by CNPC (HK).
     (2) Provision of assistance by the Company to CNPC (HK): The Company shall provide assistance to CNPC (HK), including: (i) leasing warehouses, terminal facilities, barges, pipeline and land, etc.; (ii) obtaining approvals necessary for the conduct of the petroleum operations; and (iii) obtaining office space, office supplies, transportation and communication facilities. For such assistance, CNPC (HK) will pay an annual assistance fee of US$50,000 for each of blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield. The amount of such fee was determined after negotiations, and has taken into account the actual circumstances and conditions, including the scope of the projects and the level of demand for such assistance. This fee shall be accounted for as operating costs and shared by the Company and CNPC (HK) in accordance with the procedures described in the Xinjiang Contract and the Liaohe Contract.
     (3) Payment of training fees: In the course of development and operations of each oilfield, CNPC (HK) shall pay the Company an amount of US$50,000 annually for the training of personnel carried out by the Company for each of blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield. The amount of such fee was determined after negotiations, and has taken into account the actual circumstances and conditions, including the scale of the projects and the level of demand for training.
     (4) Sale of crude oil by CNPC (HK) to the Company: CNPC (HK) has the right to deliver its share of oil production from each of blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield to a destination of its choice, except for destinations which infringe on the political interests of the PRC. However, given the transportation costs and the prevailing oil prices, the only likely purchaser of the oil production attributable to CNPC (HK) from each of blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield is CNPC or its affiliates, including the Company, which will accept delivery of oil produced in blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield at the market price. Since the signing of the PRC Oil Production Sharing Contracts, CNPC (HK) has sold all of its share of the oil production to CNPC or its affiliates, including the Company. As far as the Board of Directors is aware, CNPC (HK) intends to continue with this arrangement. There is no contractual obligation upon the Company to purchase oil produced from blocks 9-1 to 9-5 of the Karamay Oilfield and the Leng Jiapu Oilfield, however, from a commercial perspective, the Company intends to continue to accept part of the deliveries. The price of the different variations of crude oil sold shall be set either with reference to the price approved by the relevant PRC authorities, or as determined with reference to the prevailing fair market price for transactions of crude oil of a similar quality in the major oil markets worldwide. This will be adjusted to take into account the terms of transportation, payment and other terms.
     The waiver in respect of the above continuing connected transactions between the Company and CNPC (HK) granted by HKSE on January 2, 2004 expired on December 31, 2006. An announcement was made by the Company on August 23, 2006 in respect of the announcement obligations for these continuing connected transactions for the period from January 1, 2007 to December 31, 2008.

     (IV) Continuing Connected Transactions with CRMSC and Beijing Gas
     The Group has conducted continuing connected transactions under the HKSE Listing Rules with Beijing Gas and CRMSC pursuant to the following agreements. For the transactions with Beijing Gas, the Group complied with the announcement requirement in respect of the determination and increase of the proposed caps on September 1, 2005 and August 27, 2008 respectively. The transactions with CRMSC and the caps for these transactions were approved by shareholders at the general meeting held on November 8, 2005. Proposed increase of the caps approved on November 8, 2005 was approved by shareholders at the general meeting held on November 1, 2006. On August 27, 2008, the Group complied with the announcement requirement in respect of a further increase of the proposed caps.
     (a) Beijing Gas Products and Services Agreement
     The Company entered into the Beijing Gas Products and Services Agreement with Beijing Gas on September 1, 2005. Under the agreement, the Group shall continuously provide products and services to Beijing Gas, including but not limited to the provision of natural gas and natural gas related pipeline transmission services. The agreement was effective from January 1, 2006 with a term of 3 years.
     (b) CRMSC Products and Services Agreement
     The Company entered into the CRMSC Products and Services Agreement with CRMSC on September 1, 2005. Under the agreement, the Group shall continuously provide products and services to CRMSC, including but not limited to refined products (such as gasoline, diesel and other petroleum products). The agreement was effective from January 1, 2006 with a term of 3 years.
     During the respective terms of each of the Beijing Gas Products and Services Agreement and the CRMSC Products and Services Agreement, the product and service implementation agreements may be terminated from time to time by the contracting parties providing at least 6 months’ written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.
◆ Caps for the Continuing Connected Transactions
     The following annual caps in respect of the continuing connected transactions are set for the relevant transactions for the period from January 1, 2006 to December 31, 2008:
     (A) In relation to the products and services contemplated under (a) the Comprehensive Agreement as amended by the First Supplemental Agreement and the Second Supplemental Comprehensive Agreement and (including the new continuing connected transactions arising as a result of the acquisition of interests in PKZ), (b) Land Use Rights Leasing Contract, (c) Buildings Leasing Contract and Supplemental Buildings Agreement, (d) Liaohe Contract and Xinjiang Contract, (e) Beijing Gas Products and Services Agreement and (f) the CRMSC Products and Services Agreement, the total annual revenue or expenditure in respect of each category of products and services will not exceed the proposed annual caps set out in the following table:

	Proposed annual caps
Category of Products and Services	2006	2007	2008
	RMB million

(i) Products and services provided by the Group to the CNPC Group and Jointly-held Companies (Notes 3, 5 and 7)	36,670	44,970	71,289
(ii) Products and services to be provided by CNPC to the Group
(a) Construction and technical services (Notes 3, 5 & 7)	114,681	115,039	165,578
(b) Production services (Notes 3 & 5)	63,983	96,437	98,518
(c) Supply of materials services (Notes 3, 5 & 6)	5,356	5,459	5,850
(d) Social and ancillary services (Notes 3 & 6)	5,000	5,000	5,811
(e) Financial Services
— Aggregate of the average daily outstanding principal of loans; the total amount of interest paid in respect of these loans; and other relevant charges (Note 3)	43,312	50,132	56,547
— Aggregate of the average daily amount of deposits; and the total amount of interest received in respect of these deposits (Note 3)	9,081	9,102	9,126
(iii) Financial services provided by the Group to the Jointly-owned Companies (Note 3)	21,235	32,840	44,465
(iv) Fee for land leases paid by the Group to CNPC (Notes 3 & 6)	2,260	2,260	3,506
(v) Rental for buildings paid by the Group to CNPC (Notes 3 & 6)	140	140	196
(vi) Provision of services by the Group to CNPC (HK) (Notes 1 & 4)	1.6	1.6	1.6
(vii) Provision of products by CNPC (HK) to the Group (Notes 1 & 4)	23,192	4,370	4,241
(viii) Products and services provided by the Group to CRMSC (Notes 3, 5 & 6)	11,048	12,025	16,833
(ix) Products and services provided by the Group to Beijing Gas (Notes 2 & 6)	4,939	5,983	7,936

Notes:

1.	Waivers were obtained from HKSE on January 2, 2004 in respect of the proposed annual caps, including a waiver for the proposed annual cap for 2006.

2.	An announcement was made on September 1, 2005 in respect of the determination of the proposed annual caps for 2006, 2007 and 2008.

3.	The Company obtained independent shareholders’ approval at the general meeting held on November 8, 2005 in respect of the proposed annual caps for 2006, 2007 and 2008.

4.	An announcement was made on August 23, 2006 in respect of the determination of the proposed annual caps for 2007 and 2008.

5.	The Company obtained independent shareholders’ approval at the general meeting held on November 1, 2006 in respect of the increase of the proposed annual caps for 2006, 2007 and 2008.

6.	An announcement was made on August 27, 2008 in respect of an increase of the proposed annual cap for 2008.

7.	The Company obtained independent shareholders’ approval at the general meeting held on October 21, 2008 in respect of the increase of the proposed annual cap for 2008.
     (B) In relation to the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract, CNPC has granted the Company the right to use certain trademarks, patents, know-how and computer software of CNPC at no cost.

     Independent Non-Executive Directors’ Confirmation
     In relation to the connected transactions undertaken by the Group in 2008, the independent non-executive Directors of the Company confirm that:
(i)	the connected transactions mentioned above have been entered into in the ordinary and usual course of business of the Company;

(ii)	the connected transactions mentioned above have been entered into on terms that are fair and reasonable to the shareholders of the Company;

(iii)	the connected transactions mentioned above have been entered into on normal commercial terms either (1) in accordance with the terms of the agreements governing such transactions, or (2) (where there is no such agreement) on terms no less favourable than terms available to independent third parties; and

(iv)	where applicable, the connected transactions have been entered into within the annual caps mentioned above.
     Auditor’s Confirmation
     The auditors of the Company have reviewed the connected transactions mentioned above and have provided the Board of Directors with a letter stating that:
(i)	all the connected transactions have been approved by the Board of Directors;

(ii)	all the connected transactions have been conducted in accordance with the terms of the agreements governing such transactions; and

(iii)	where applicable, the connected transactions have been entered into within the annual caps mentioned above.
     The information set out in the tables below is principally extracted from the financial statements of the Group prepared in accordance with CAS:

     Connected sales and purchases

	Sales of goods and provision of services to connected party		Purchase of goods and services from connected party
	Transaction amount	Percentage of the total amount of the type of transaction	Transaction amount	Percentage of the total amount of the type of transaction
Connected party	RMB million	%	RMB million	%

CNPC and its subsidiaries	46,645	4.35	201,993	20.73
Other connected parties	14,369	1.34	8,412	0.86
Total	61,014	5.69	210,405	21.59
     Connected obligatory rights and debts

	Funds provided to connected party		Funds provided to the Group by connected party
	Occurrence amount	Balance	Occurrence amount	Balance
Connected parties	RMB million	RMB million	RMB million	RMB million

CNPC and its subsidiaries	—	—	56,443	80,925
Other connected parties	(1,601)	213	—	—
Total	(1,601)	213	56,443	80,925

CORPORATE GOVERNANCE
     1. Improvement of Corporate Governance
     During the reporting period, the Company was able to duly comply with the regulatory provisions of the domestic and overseas jurisdictions in which its shares are listed and to standardize its operations. Members were elected for the Fourth Session of the Board of Directors and Supervisory Committee. Senior managers were also appointed. The Company has further improved its Articles of Association (the “Articles of Association”) and laid down the rules and procedures for general meetings and the Board of Directors, as well as the rules of information disclosure management. Operational rules such as the Supervisory Committee’s organisation and its rules and procedures were revised. Checks and balances were achieved through the coordination among the shareholders’ meeting, the Board of Directors and its related special Board committees, the Supervisory Committee and the management headed by the President. Together with the effective internal control and management systems, the Company’s internal management and operations was further standardized and the corporate governance of the Company is further enhanced.
     Pursuant to the operating requirements of China Securities Regulatory Commission (CSRC) and Beijing Securities Regulatory Bureau (BSRB) on the corporate governance campaign, we conducted an internal check in August 2008 in relation to corporate governance. On August 26, 2008, we published our internal check report and rectification plan on the website of Shanghai Stock Exchange. From October 31 to November 5, 2008, BSRB conducted an on-site inspection on the corporate governance implementation of the Company and gave full recognition to the Company for its corporate governance efforts. Currently, the Company is acting on proposals to formulate/optimise its system of independent directors, rules of procedure for the three board committees, system of managing investors relations and rules of managing the shareholdings of directors, supervisors and senior management in the Company.
     2. Improvement of Internal Control System
     The Company places great emphasis on internal control and risk management. The Company’s management is responsible for the design, implementation and improvement of the internal control system, including strategies, financial reporting, operations and compliance control and risk management functions. The Board of Directors and the Audit Committee are responsible for supervising the activities of the management and monitoring the effectiveness of the existing internal control system.
     In 2008, our efforts in internal control and risk management mainly centred around, among other things, the speeding up of the establishment of the internal control system, enhancement of business process management, emphasis on prevention of special risks and enhanced implementation of and improvement on day-to-day operation and supervision. Thus, continuous and effective operation of the internal control system has been assured.

     Since the establishment of the internal control system, the Company has established a decision making body in charge of internal control and risk management — Internal Control System Establishment Committee, which is headed by the President and the Chief Financial Officer. An internal control and risk management department was established at the headquarters of the Company and serves as an operation body to manage the internal control and risk management of the day to day operation of various departments and committees and to organise and coordinate the practice in relation to the implementation and improvement of the internal control system. The audit department shall exercise supervisory functions to assess and monitor the operation of the system. All subsidiaries and branch companies have established relevant departments to attend to their own internal control on a day-to-day basis.
     The Company has formulated a series of management procedures for various production, operation and management activities, including but not limited to procedures and systems which the management considers reasonable to ensure the reliability of the financial reports and preparation of financial statements. The Company has also formulated improved systems for information disclosure and the collection, consolidation and procedures for disclosure.
     The management of the Company has assessed the control environment of the Company at the Company level and at the process/transaction level, and performed risk assessment of its businesses and processes. The Company has designed and adopted key controls against identified significant risks with a view to minimizing such risks.
     In 2008, the management of the Company assessed the design and effectiveness of the implementation of internal control in connection with financial statement preparation and financial reporting of the Company and its subsidiaries and branch companies and considered that the internal control of the Company was effective during the year.
     The Audit Committee is responsible for assessing the findings and opinions of the management of the Company on the effectiveness of the internal control of the Company and presents its assessment to the Board of Directors each year. The Audit Committee considers that the Company has made progress through its active and effective efforts in establishing the internal control system. As at December 31, 2008, the Board of Directors considered that the internal control system of the Company in respect of the preparation of financial statements was sound and effectively implemented.
     Looking ahead 2009, the Company shall put its focus and its drive for further improved internal control system, better business process management and enhanced prevention of special risks. Implementation will also be a focus, with supervision to be further strengthened to ensure a continuous and effective operation of the internal control system.
     3. Performance of Independent Directors’ Duties
     In 2008, the independent Directors of the Company were committed to earnestly and diligently performing their duties in accordance with the relevant domestic and overseas laws and regulations and the Articles of Association. During the reporting period, they reviewed the documents presented by the Company and actively participated in the meetings of the Board of Directors and special committees of the Board (please refer to the section on “Directors’ Report” in this annual report for detailed information on the attendance of the meetings). They expressed their views objectively and independently protecting the interests of the minority shareholders and played a part in the checks and balances of the decision making process of the Board of Directors. Independent Directors reviewed regular reports of the Company diligently. They had discussions with external auditors in regular and special meetings before and after their year-end auditing. Such meetings were held prior to Board meetings. During the reporting period, the independent Directors of the Company did not object to any motions, resolutions and other matters discussed at the meetings of the Board of Directors.
     4. Independence of the Company from the Controlling Shareholder
     The Company is independent from its controlling shareholder, CNPC, in respect of business, personnel, asset, organizational structure and finance. The Company has independent and comprehensive business operations and management capabilities.
     5. Senior Management Evaluation and Incentive Scheme
     In accordance with the “Measures of Evaluation of Annual Performance of the President’s Team”, the Company evaluated the completion of the performance targets of 2007 by the President’s Team with reference to the achievement of the performance targets in 2007 and the business development plan of 2008, formulated the “2008 Performance Contracts of President’s Team” and prepared a “Report on the Examination of the Completion of Performance Targets by the President’s Team in 2007 and the Formulation of Performance Contracts in 2008”, which were reviewed and approved at the nineth meeting of the Third Session of the Board of Directors.
     During the reporting period, the Company devised the “Pilot Measures of Evaluation of Performance of the Senior Management”, pursuant to which appraisals were made on members of the senior management from specialized companies, local companies and the science and research planning departments with respect to their achievement of the performance targets in 2007, and formulated the performance contracts for 2008 and for the term of office from 2008 to 2010. The Company organized a signing ceremony of the performance contracts for 2008 for specialized companies and local companies attended by key political and party leaders. The Company conducted quarterly reviews on the completion of performance targets through the ERP systems and completed evaluation of the performance targets of the year in all aspects.
     6. Corporate Governance Report
     (1) Compliance with Code on Corporate Governance Practices
     The Company has been in strict compliance with the provisions set out in the Code on Corporate Governance Practices (the “Code on Corporate Governance Practices”) in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “HKSE Listing Rules”) during the 12 months ended December 31, 2008. However, from May 20, 2007 to May 16, 2008, the roles of Chairman and President have been performed by the same person, Mr Jiang Jiemin. On May 16, 2008, the Company convened the first meeting of the Fourth Session of the Board of Directors, during which Mr Jiang Jiemin resigned as President of the Company, which role was assumed by Mr Zhou Jiping by appointment. Since then, the roles of Chairman and President of the Company are no longer served by the same person, which complies with the relevant requirement under the Code on Corporate Governance Practices.
     (2) Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers
     The Company has adopted the provisions of the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) set out in Appendix 10 of the HKSE Listing Rules in respect of the dealing of the Company’s shares by its Directors. All the Directors and the Supervisors of the Company have confirmed that, during the reporting period, they have complied with the standards as required under the Model Code.
     (3) Board of Directors
     Pursuant to the Company’s Rules and Procedures for the Board of Directors, the Board of Directors convened 4 regular meetings and 4 extraordinary meetings of Board of Directors and 9 meetings of special Board Committees and passed 36 resolutions of the Board of Directors and 14 opinions of Board Committees during the reporting period.
     For details of the composition of the Board of Directors and attendance rate of Directors at regular Board meetings during the year, please refer to the section “Members of the Board of Directors and the attendance rate of Directors” in the “Directors’ Report” of this annual report.
     There is no relationship (including financial, business, family or other material/relevant relationship(s)) among members of the Board of Directors and between the Chairman and the President of the Company.
     (4) Operations of the Board of Directors
     The Company’s Board of Directors is elected by the shareholders’ general meeting of the Company through voting and is held accountable to the shareholders’ general meeting. The Board of Directors is the highest decision-making authority during the adjournment of the shareholders’ general meeting. The primary responsibilities of the Board of Directors are to provide strategic guidance to the Company, exercise effective supervision over the management, ensure that the Company’s interests are protected and are accountable to the shareholders. The Board of Directors makes decisions on certain important matters, including strategic proposals and long and medium-term planning; annual business plans and investment plans; annual financial budgets; annual criteria for assessment of the performance of members of working units of the Company and annual remuneration plans; interim and annual financial reports; preliminary distribution plans in respect of interim profit and full year profit; and material issues involving development, acquisition or corporate reorganisation of the Company. The Directors and the Board of Directors carry out corporate governance duties in respect of the Company in a serious and responsible manner. The Directors are elected following the procedures for election and appointment of Directors provided for in the Articles of

Association. The Directors attend Board meetings in a serious and responsible manner, perform their duties as Directors earnestly and diligently, make important decisions concerning the Company, appoint, dismiss and supervise the members of the operation units of the Company.
     The Company has established a system of independent directors. There are five independent non-executive Directors in the Board of Directors, in compliance with the minimum number of independent non-executive Directors required under the HKSE Listing Rules. The Company has received a confirmation of independence from each of the five independent non-executive Directors pursuant to Rule 3.13 of the HKSE Listing Rules. The Company considers that the five independent non-executive Directors are completely independent of the Company, its substantial shareholders and its connected persons and comply fully with the requirements concerning independent non-executive Directors under the HKSE Listing Rules. Both Mr Liu Hongru and Mr Cui Junhui, independent non-executive Directors, have appropriate accounting and financial experience as required under Rule 3.10 of the HKSE Listing Rules. Please see the section headed the Brief Biography of the Directors under the Directors’ Report for biographical details of Mr Liu Hongru and Mr Cui Junhui. The five independent non-executive Directors do not hold other positions in the Company. They perform their duties seriously according to the Articles of Association and the relevant requirements under the applicable laws and regulations.
     The Board of Directors has established the Audit Committee, the Investment and Development Committee, the Examination and Remuneration Committee and the Health, Safety and Environmental Protection Committee. The main responsibility of these committees is to provide support to the Board of Directors in decision-making. The Directors participating in these special board committees focus on particular issues according to their areas of expertise and make recommendations on the improvement of the corporate governance of the Company.
     (5) The Chairman and President
     Mr Jiang Jiemin is the Chairman of the Board of Directors of the Company and Mr Zhou Jiping is the President of the Company. Pursuant to the Articles of Association, the primary duties and responsibilities of the Chairman are chairing the shareholders’ general meetings and convening and chairing meetings of the Board of Directors, inspecting the implementation of Board resolutions, signing certificates of securities issued by the Company, and other duties and power authorised under the Articles of Association and by the Board of Directors. The key duties and responsibilities of the President are managing production and operation, organising the implementation of Board resolutions, organising the implementation of annual business plans and investment plans of the Company, formulating plans for the establishment of internal management institutions of the Company, devising the basic management system of the Company, formulating specific rules and regulations of the Company, advising the Board of Directors to appoint or dismiss Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior management personnel, appointing or dismissing management staff other than those that should be appointed or dismissed by the Board of Directors, and performing other duties and power authorised by the Articles of Association and the Board of Directors.
     (6) Term of Office of Directors
     Pursuant to the Articles of Association, the Directors (including non-executive Directors) shall be elected at the shareholders’ general meeting and serve a term of three years. Upon the expiry of their term of office, the Directors may be re-elected for another term.
     (7) The Examination and Remuneration Committee
     The Examination and Remuneration Committee of the Company comprises three Directors, including two independent non-executive Directors with Mr Liu Hongru as chief committee member and Mr Chee-Chen Tung as member, and a non-executive Director, Mr Wang Fucheng. This is in compliance with the provisions of the Code of Corporate Governance Practices. The terms of reference of the Examination and Remuneration Committee are included in the Rules and Procedures for the Board of Directors and set out in the Company’s website (www.petrochina.com.cn).
     The main duties and responsibilities of the Examination and Remuneration Committee are organising appraisal of the President and submitting a report therefor to the Board of Directors, supervising the appraisals of Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior officers under the leadership of the President, reviewing the incentive scheme, remuneration system and stock option plan of the Company, monitor and assess the effectiveness of their implementation, and put forward opinions on reform and improvement in relation thereto.
     The Examination and Remuneration Committee held one meeting in the reporting period, which was held at the tenth meeting of the Third Session of the Board of Directors.
     A summary of the work of the Examination and Remuneration Committee of the Company in 2008 is as follows:
     The meeting of the Examination and Remuneration Committee held at the tenth meeting of the Third Session of the Board of Directors considered the “Report on the Examination of the Completion of Performance Targets by the President’s Team in 2007 and the Formulation of Performance Contracts in 2008”.
     (8) Nomination of Directors
     Pursuant to the Articles of Association, election and replacement of Directors shall be proposed to the shareholders’ general meeting for approval. Shareholders whose shareholding represents 3% or more of the voting shares of the Company are entitled to make such proposal and request the Board of Directors to authorise the Chairman to consolidate a list of the director candidates nominated by the shareholders who are entitled to make a proposal. As authorised by the Board of Directors, the Chairman shall consolidate a list of the director candidates and order the Secretariat of the Board of Directors together with the relevant departments to prepare the relevant procedural documents, including but not limited to invitations to serve as Director, confirmation letters, resume of candidates and letters of resignations. The Secretariat of the Board of Directors is responsible for requesting the

Chairman and/or the shareholders entitled to make a proposal to issue invitations to serve as Director to the candidates for directorship. The candidates for directorship will sign the confirmation letters. At the same time, resigning Directors are requested to sign resignation letters. Pursuant to the Articles of Association, the Company is required to give notice of the shareholders’ meeting to shareholders in writing 45 days in advance and send a circular to shareholders. Pursuant to Rule 13.51(2) of the HKSE Listing Rules, the list, resume and emoluments of the candidates for directorship must be set out in the circular to shareholders to facilitate voting by shareholders. The new Directors must be approved by more than half of the total voting shares held by the shareholders present in person or by proxy in the shareholders’ general meeting.
     As at the end of the reporting period, the Company has not established a nomination committee.
     (9) Audit Committee
     The Audit Committee of the Company comprises one non-executive Director and three independent non-executive Directors. Under the Organisational and Work Rules of the Audit Committee, the chairman of the Committee must be an independent non-executive Director.
     The responsibilities of the Audit Committee of the Company are set out in the Company’s website (www.petrochina.com.cn). The major responsibilities of the Audit Committee of the Company are supervising the completeness and the process of the financial reporting of the Company to ensure true, fair and transparent disclosure of financial information; evaluating the effectiveness of the internal control and risk management framework; inspecting and monitoring the internal audit functions; reviewing and monitoring the appointment and work of external auditors, including the conduct of annual reviews on the performance of external auditors, and, in conjunction with the Supervisory Committee, submitting proposals for the appointment, renewal of appointment and dismissal of external auditors and the fees for audit services to the shareholders’ general meeting; receiving, keeping and dealing with complaints regarding accounting, internal control or audit matters that the Company is aware of; receiving and dealing with employees’ complaints or anonymous reports regarding accounting or audit matters and ensuring the confidentiality of such complaints or reports; and performing other responsibilities as may be required under relevant laws, regulations and the listing rules of the stock exchanges where the shares of the Company is listed (as amended from time to time).
     During the reporting period, the Audit Committee held five regular meetings. Two of the meetings of the Audit Committee were held by way of written resolution.
     The opinions of the Audit Committee will be presented to the Board of Directors and acted upon (where appropriate). The members of the Audit Committee and their attendance rate at meetings are as follows:

Position	Name	Attendance Rate (%)
Chairman	Franco Bernabè	100
Member	Chee-Chen Tung	67
Member	Cui Junhui	100
Member	Wang Guoliang	100

Note:	During the reporting period, each of Mr Liu Hongru and Mr Gong Huazhang attended two meetings of the Audit Committee, one of which was held by way of written resolution. The attendance rate was 100%.
     The followings are the work reports prepared by the Audit Committee in respect of the performance of its responsibilities relating to the interim and annual results and the review of the internal control system and the performance of the other responsibilities set out in the Code on Corporate Governance Practices during the reporting period:
     — the Audit Committee considered the annual financial report of the Company for 2007 (with the results announcement for the year ended December 31, 2007 attached), status report of the Company’s continuing connected transactions, audit report of the Company, appraisal report of the Company’s internal control and resolution on appointment of the Company’s PRC and overseas auditors for 2008. The Audit Committee considered the report of PricewaterhouseCoopers addressed to it and formed a written opinion in respect of the Company’s financial report for 2007;
     — the Written Opinion of the Audit Committee on the draft Profit Distribution Plan for 2007;
     — the Written Opinion of the Audit Committee on the Interim Financial Report for 2008; and
     — the Written Opinion of the Audit Committee on the Interim Profit Distribution Plan for 2008.
     (10) Shareholders and Shareholders’ General Meetings
     For details of shareholders and shareholder’s general meetings, please refer to the section entitled “Shareholders’ Meetings” in this annual report.
     (11) Supervisors and the Supervisory Committee
     The Supervisory Committee of the Company is accountable to the shareholders’ general meeting. All of the Supervisors have discharged their duties conscientiously in accordance with the provisions of the Articles of Association, attended all Board meetings and persistently reported their work to the shareholders’ general meeting, and submitted the Supervisory Committee Report and related resolutions. In line with the spirit of accountability to all shareholders, the Supervisory Committee monitored the financial affairs of the Company and the performance of duties and responsibilities by the Directors, managers and other senior management personnel of the Company to ensure that they have performed their duties in compliance with applicable laws and regulations. The Supervisory Committee has participated actively in major matters of the Company including production, operation and investment projects and made constructive recommendations.
     (12) Directors’ Responsibility In Preparing Financial Statements
     The Directors are charged with the responsibility to audit the financial statements in each financial year with supports from the accounting departments, and to ensure that the relevant accounting practices and policies are observed and IFRS and CAS are complied with in the compilation of such financial statements in order to report the financial position of the Company in a factual and unbiased manner.

     (13) Going Concern
     The Directors, having made appropriate enquiries, consider that the Company has adequate resources to continue in operational existence for the foreseeable future and that, for this reason, it is appropriate to adopt the going concern basis in preparing the financial statements.
     (14) Remuneration of the Auditors
     For information relating to the remuneration received by the auditors for their auditing services to the Company, please refer to the section of Significant Events for the part entitled “ Engagement and disengagement of firm of accountants”.
     (15) Others
     Information on corporate governance, mechanisms for assessment of performance and performance incentives and restrictions of the Company, information disclosure and transparency, the relationship between CNPC and the Company, performance of duty by independent non-executive Directors, professional and ethical code for senior management personnel, code of conduct for staff and workers, and significant differences on corporate governance structure pursuant to the requirements under section 303A.11 of the New York Stock Exchange Listed Company Manual can be found on the Company’s website (www.petrochina.com.cn). You may access such information by following these steps:
1.	From our main web page, click “Investor Relations”;

2.	Next, click “Corporate Governance Structure”;

3.	Finally, click on the information you are looking for.

SHAREHOLDERS’ MEETINGS
     To ensure that all shareholders of the Company enjoy equal rights and exercise their rights effectively, the Company convenes the shareholders’ general meeting every year pursuant to its Articles of Association.
     1. Annual General Meeting
     The annual general meeting for 2007 was held on May 15, 2008 at Oriental Bay International Hotel, Beijing. Eleven ordinary resolutions and two special resolutions amending the Articles of Association and granting the general mandate of the Board of Directors to issue the Company’s shares and apply for the listing of such shares were passed and approved at the meeting.
     Details of the resolutions passed at the general meeting have been set out in the announcement published on the websites of the HKSE and the SSE on May 15 and 16, 2008.
     2. Extraordinary General Meetings
     An extraordinary general meeting for 2008 was held on July 31, 2008 at the Oriental Bay International Hotel, Beijing. A special resolution in respect of the issue of domestic corporate bonds was passed and approved at such meeting.
     Details of the resolution passed at this extraordinary general meeting have been set out in the announcement published on the websites of the HKSE and the SSE on July 31 and August 1, 2008.
     The second extraordinary general meeting for 2008 was held on October 21, 2008 at the Crowne Plaza Beijing Park View Wuzhou Hotel. A resolution in respect of the continuing connected transactions between the Company and CNPC and jointly-held entities, and the annual caps thereof, was passed and approved at such meeting. CNPC, the controlling shareholder of the Company is an interested party with respect to this resolution. CNPC and its associates abstained from voting. A second resolution was also passed and approved in respect of the continuing connected transactions between the Company and China Railway Material and Supplies Corporation, and the annual caps thereof.
     Details of the resolutions passed at this extraordinary general meeting have been set out in the announcement published on the websites of the HKSE and the SSE on October 21 and 22, 2008.

DIRECTORS’ REPORT
     The Board of Directors of the Company is pleased to present its directors’ report for perusal.
     1. Review of results of operations and the business prospect of the Company during the reporting period
     Please refer to the sections headed “Business Operating Review”, “Management’s Discussion and Analysis of Financial Position and Results of Operations” and “Chairman’s Report” in this annual report.
     2. Risk Factors
     In the course of its production and operations, the Group actively took all measures to avoid and mitigate all types of risks. However, in practice, it may not be possible to prevent all risks and uncertainties completely.
     (1) Industry Regulations and Tax Policies Risk
     Like other oil and gas companies in China, the Group’s operating activities are subject to extensive regulations and controls by the PRC Government. These regulations and controls, such as the issuance of exploration and production licences, the imposition of industry-specific taxes and levies and the implementation of environmental policies and safety standards, etc., affect the Group’s operating activities. Any future changes in the PRC governmental policies in respect of oil and gas industry may also affect the Group’s business operations.
     Taxes and levies are one of the major external factors affecting the operations of the Group. The PRC Government has been actively implementing taxation reforms, which may lead to changes in the taxes and levies relating to the operations of the Group, thereby affecting the operating results of the Group.
     (2) Price Fluctuations of Crude Oil and Refined Products Risk
     The Group is engaged in a wide range of petroleum-related activities. The prices of crude oil and refined products in the international market are affected by various factors such as changes in global and regional politics and economy, the demand and supply of crude oil and refined products, as well as unexpected political events and disputes with international repercussions. The domestic crude oil price is determined with reference to international price of crude oil. On December 18, 2008, new pricing mechanism on domestic refined products was implemented whereby the prices of domestic refined products were allowed to adjust in line with the prices in the international crude oil market.

     (3) Foreign Exchange Rate Risk
     The Group conducts its business primarily in Renminbi. Currently, the PRC Government has implemented a regulated floating exchange rate regime based on market supply and demand with reference to a basket of currencies. However, Renminbi is still regulated in capital projects. The exchange rates of Renminbi are affected by domestic and international economic and political changes, and demand and supply for Renminbi. Future exchange rates of Renminbi against other currencies could vary significantly from the current exchange rates, which in turn would affect the operating results and financial position of the Group.
     (4) Market Competition Risk
     The Group has distinctive advantages in resources, and is in a leading position in the oil and gas industry in the PRC. At present, major competitors of the Group are other large domestic oil and petrochemical producers and distributors. With the gradual opening up of the domestic oil and petrochemical market, large foreign oil and petrochemical companies have become competitors of the Group in certain regions and segments. The Group have been in a leading position in the exploration and production business and natural gas and pipeline business in China, but the Group is facing relatively keen competition in the refining and chemical and marketing of refined products businesses.
     (5) Uncertainty of the Oil and Gas Reserves Risk
     According to industry characteristics and international practices, the crude oil and natural gas reserve data disclosed by the Group are estimates only. The Group has engaged internationally recognised valuers to evaluate the crude oil and natural gas reserves of the Group on a regular basis. However, the reliability of reserves estimates depends on a number of factors, assumptions and variables, such as the quality and quantity of technical and economic data, the prevailing oil and gas prices of the Group etc., many of which are beyond the control of the Group and may be adjusted over time. Results of drilling, testing and exploration after the date of the evaluation may also result in revision of the reserves data of the Group to a certain extent.
     (6) Hidden Hazards and Force Majeure Risk
     Oil and gas exploration, development, storage and transportation and the production, storage and transportation of refined products and petrochemical products involve certain risks, which may cause unexpected or dangerous event such as personal injuries or death, property damage, environmental damage and disruption to operations, etc. With the expansion of operations scale and area, the hazard risks faced by the Group also increase accordingly. Further, new regulations adopted in recent years set out higher standard for production safety. The Group has implemented a strict HSE management system and used its best endeavours to avoid the occurrence of accidents. However, the Group cannot completely avoid potential financial losses caused by such contingent incidents. In addition, natural disasters such as earthquake, typhoon, tsunami and emergency public health events may cause losses to the properties and personnel of the Group, and may affect the normal operations of the Group.

     3. Contingent Liabilities
     (1) Bank and other guarantees
     As at December 31, 2008, the Group has a contingent liability of RMB43 million (December 31, 2007: RMB77 million) to CNPC Finance Limited arising from guarantees provided by the Group to affiliated companies. It is expected that such contingent liabilities arising from guarantees will not constitute significant liability of the Group.
     (2) Environmental liabilities
     China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management of the Group believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, that will have a material adverse effect on the financial position of the Group.
     (3) Legal contingencies
     The management of the Group believes that any resulting liabilities from the insignificant lawsuits as well as the other proceedings arising in the Group’s ordinary course of business will not have a material adverse effect on the financial position of the Group.
     (4) Leasing of roads, land and buildings
     As at December 31, 2008, CNPC is in the process of attending to the necessary government procedures to obtain the land use right, individual building certificates and collective-owned land on which service stations stand under the Company’s name in respect of properties the Company is entitled to under the Restructuring Agreement entered into between the Company and CNPC in 2000. The management of the Company confirms that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. In the opinion of the management of the Company, the outcome of the above events will not have material adverse effect on the operating results and the financial position of the Group.
     (5) Group insurance
     Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations.
     In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in China.
     The effect of such non-coverage on future incidents cannot be reasonably assessed at present.

     4. Use of proceeds from fund raising

Total amount of proceeds	In October 2007, the Company issued 4 billion A shares. The total proceeds and net proceeds from such issuance were RMB66,800 million and RMB66,243 million respectively.		Total amount of proceeds used during the reporting period	RMB10,400 million
			Accumulated amount of proceeds used	RMB52,817 million
Committed project	Proposed investment (RMB million)	Modification of the project	Actual investment (RMB million)	Project return	Progress as planned	Achieved expected return
Project to increase the crude oil production capacity of Changqing Oilfield	6,840	No	5,377	To be confirmed only upon commissioning	Yes	To be confirmed only upon commissioning
Project to increase the crude oil production capacity of Daqing Oilfield	5,930	No	3,520	To be confirmed only upon commissioning	Yes	To be confirmed only upon commissioning
Project to increase the crude oil production capacity of Jidong Oilfield	1,500	No	495	To be confirmed only upon commissioning	Yes	To be confirmed only upon commissioning
Dushanzi Petrochemical’s projects — processing and refining sulphur-bearing crude oil imported from Kazakhstan and ethylene technology development projects	17,500	No	14,054	To be confirmed only upon commissioning	Yes	To be confirmed only upon commissioning
Daqing Petrochemical 1.2 million tons/year ethylene redevelopment and expansion project	6,000	No	573	To be confirmed only upon commissioning	Yes	To be confirmed only upon commissioning
Total	37,770		24,019
Projects not progressing as planned and not achieving estimated return	—
Projects modified and modification procedures	—
Application and status of unused proceeds	The unutilised portion of the net proceeds from the A share issuance has been deposited into the designated bank accounts maintained by the Company.

     Projects not funded by proceeds from fund raising

Unit: RMB million
	Total project
Name of project	amount	Progress of project	Project return
Dalian Petrochemical technological development project — processing 20 million tons of imported sulphur-bearing crude oil per year	10,789	Construction of part of the production facilities has been completed and production has commenced.	To be confirmed only upon commissioning
Guangxi Petrochemical project refining 10 million tons of crude oil per year	15,120	Installation of preliminary parts has been completed and construction has commenced.	To be confirmed only upon commissioning
Sichuan Petrochemical project with an ethylene output of 0.8 million tons per year	22,049	Installation of preliminary parts has been completed and construction has commenced.	To be confirmed only upon commissioning
Fushun Petrochemical one million tons per year ethylene technology development project	15,606	Installation of preliminary parts has been completed and construction has commenced.	To be confirmed only upon commissioning
Lanzhou-Zhengzhou-Changsha Refined Products Pipeline	11,900	Installation of preliminary parts has been completed and construction has commenced.	To be confirmed only upon commissioning
Second West-East Gas Pipeline	142,243	Installation of pipeline has commenced.	To be confirmed only upon commissioning
Total	217,707	—
     5. Changes in Accounting Policy and Accounting Estimate
     In accordance with the Ministry of Finance’s (“MOF”) Interpretation of Accounting Standards for Business Enterprise No. 2, as a listed company which issued both A shares and H shares, the Group should apply the same accounting policy and accounting estimate in recognising, measuring and reporting in respect of the same transaction. Accordingly, the Group changed the accounting for the depletion of its oil and gas properties from the straight-line to a unit-of-production method retrospectively in 2008 and restated the comparative figures in the financial statements. This resulted in increases of RMB47,546 million and RMB55,045 million to the undistributed profits of the Group as of January 1, 2007 and January 1, 2008 respectively and of RMB7,499 million to the net profit attributable to the equity holders of the Company for the year ended December 31, 2007.
     In accordance with the relevant requirements of the State, the Group had, since 2007, accrued for a Safety Fund and the like by recognising them in the income statement and liabilities. In accordance with the MOF’s Cai Kuai Han [2008] No. 60 “Notice Regarding The Application of Accounting Standards for Business Enterprise in Preparing 2008 financial statements”, issued on December 26, 2008 and in compliance with the requirements of the MOF’s Interpretation of Accounting Standards for Business Enterprise (2008), the Group has, from 2008, recorded the Safety Fund as an appropriation of shareholders’ equity to a Special Reserve as part of the Group’s surplus reserves. When such expenses are incurred, it is recorded as a debit to Special Reserve and credited to “Shareholders’ Equity — Undistributed profits” and discontinued after the Special Reserve is reduced to zero. The change was applied retrospectively and the comparative amounts in the financial statements have been restated.

This resulted in an increase of RMB2,652 million in the net profit attributable to the Company’s equity holders of the Group for the year ended December 31, 2007, a decrease of RMB884 million in the undistributed profits and an increase of RMB3,536 million in surplus reserves at December 31, 2007.
     6. Operations of the Board of Directors
     (1) The convening of Board meetings and the issues resolved
     During the reporting period, the Board of Directors convened 4 regular Board meetings, 4 extraordinary Board meetings and passed 36 resolutions.
     a. On March 18 and 19, 2008, the Company held the tenth meeting of the Third Session of the Board of Directors, during which 14 resolutions were passed as follows:
•	The resolution on the Company’s Financial Statements for year 2007 (including the announcement of the annual results for the year ended December 31, 2007)

•	The resolution on the Company’s draft profit distribution plan for 2007

•	The resolution on the Company’s 2007 annual report and 2007 social responsibility report

•	The resolution on the Company’s 2007 President Work Report

•	The resolution on the assessment of the completion of performance targets by the President’s Work Team for 2007 and the formulation of performance contract for 2008

•	The resolution on the proposal to request the Company’s general meeting to authorise the Board of Directors to determine the distribution of the Company’s interim profits for 2008

•	The resolution on the proposal to request the Company’s general meeting to authorise the Board of Directors to arrange for the issue of new shares by the Company and for their listing

•	The resolution on the authorization of short-term investment quota for 2008

•	The resolution on the establishment of the corporate annuity

•	The resolution on the amendment of the Articles of Association

•	The resolution to lay down the Rules and Procedures of Shareholders’ General Meeting

•	The resolution to lay down the Rules and Procedures of the Board of Directors

•	The resolution to lay down the Rules on the Management of Information Disclosure

•	The resolution on convening of the Annual General Meeting for 2007
     b. On May 16, 2008, the Company held the first meeting of the Fourth Session of the Board of Directors, during which 4 resolutions were passed as follows:
•	The resolution on the election of Chairman and Vice Chairman of the Company

•	The resolution on the appointment of President as recommended by the Chairman

•	The resolution on the appointment of Vice President, Chief Geologist and Chief Engineer as recommended by the President

•	The resolution to approve and authorise the Secretary to the Board to sign the Form 20-F Annual Report of the Company for the year 2007
     c. On August 26 and 27, 2008, the Company held the second meeting of the Fourth Session of the Board of Directors, during which 8 resolutions were passed as follows:
•	The resolution on the interim financial statement of 2008 (including the announcement of the interim results for six months ended June 30, 2008)

•	The resolution on the Company’s interim profit distribution plan for 2008

•	The resolution on the 2008 interim report of the Company

•	The resolution on the renewal of annual caps in respect of the continuing connected transactions of the Company with CNPC and jointly-held entities

•	The resolution on the renewal of annual caps in respect of the continuing connected transaction of the Company with China Railway Material and Supplies Corporation

•	The resolution on the establishment of independent board committee and the engagement of independent financial adviser

•	The resolution on acquisition by PetroChina of the shareholding interest in CNPC (Hong Kong) Limited held by CNPC

•	The resolution on convening of the Second Extraordinary General Meeting for 2008
     d. On November 19, 2008, the Company held the third meeting of the Fourth Session of the Board of Directors, during which 3 resolutions were passed as follows:
•	The resolution on the Company’s investment plan for 2009

•	The resolution on the Company’s budget for 2009

•	The resolution on the acquisition of assets under 6 risk operation service business, including Liaohe Petroleum Exploration Board and others
     e. The first Extraordinary Meeting of the Board of Directors was held on April 28, 2008 by way of circulation of written resolution, during which 2 resolutions were passed as follows:
•	The resolution on first quarterly report for 2008

•	The resolution on the acquisition of assets and business under 6 inspection and maintenance business in relation to the refining and chemical operations from CNPC
     f. The second Extraordinary Meeting of the Board of Directors was held on June 10, 2008 by way of circulation of written resolution, during which 3 resolutions were passed as follows:
•	The resolution on the acquisition of assets and business under the refined products distribution operations from CNPC

•	The resolution on the issue of domestic corporate bonds

•	The resolution on convening the Extraordinary General Meeting for 2008

     g. The third Extraordinary Meeting of the Board of Directors was held on August 18, 2008 by way of circulation of written resolution, and the resolution on disclosure of the self-check report and rectification plan on corporate governance matters was passed at the meeting.
     h. The fourth Extraordinary Meeting of the Board of Directors was held on October 29, 2008 by way of circulation of written resolution, and the resolution on the third quarterly report for 2008 was passed at the meeting.

     (2) Members of the Board of Directors and attendance rate of Directors

Position	Name	Attendance Rate (%)
Chairman	Jiang Jiemin	100
Vice Chairman and President	Zhou Jiping	100 (25 of which by proxy)
Non-executive Director	Wang Yilin	100 (25 of which by proxy)
Non-executive Director	Zeng Yukang	100 (25 of which by proxy)
Non-executive Director	Wang Fucheng	100
Non-executive Director	Li Xinhua	100 (50 of which by proxy)
Executive Director and Vice President	Liao Yongyuan	100 (25 of which by proxy)
Non-executive Director	Wang Guoliang	100
Non-executive Director	Jiang Fan	100
Independent Non-executive Director	Chee-Chen Tung	100 (25 of which by proxy)
Independent Non-executive Director	Liu Hongru	100
Independent Non-executive Director	Franco Bernabè	100 (50 of which by proxy)
Independent Non-executive Director	Li Yongwu	100
Independent Non-executive Director	Cui Junhui	100

Note:

Mr Zheng Hu and Mr Gong Huazhang retired from their respective offices as Director with effect on May 15, 2008. During the reporting period, each of Mr Zheng Hu and Mr Gong Huazhang attended one meeting of the Board of Directors and attained a 100% attendance rate.
     (3) The implementation of AGM resolutions by the Board of Directors
     All members of the Board of Directors have conscientiously and tirelessly performed their duties, implemented the resolutions passed at the AGM and accomplished all tasks as authorized by the AGM according to the relevant laws, regulations and rules of the respective jurisdictions where Company shares are listed and the provisions as set out in the Company’s Articles of Association.
     (4) Work of the special committees of the Board of Directors
     a. Audit Committee
     During the reporting period, the Audit Committee held five regular meetings of which two of the meetings were held by way of written resolution.
     On March 17, 2008, for the tenth meeting of the third term of the Board of Directors, the Audit Committee reviewed the Company’s Financial Statements for 2007 (including the announcement of the annual results for the year ended December 31, 2007), the Company’s Draft Profit Distribution Plan for 2007, Report on the Company’s Continuing Connected Transactions in 2007, the Company’s Audit Work Report, Assessment Report on Internal Control Test, PricewaterhouseCoopers’ Report to the Audit Committee of the Board of Directors, Resolution on the Appointment of International and Domestic Accounting Firm for 2008, and issued the Audit Opinion of the Audit Committee of the Board of Directors on the Financial Statements for 2007 and the Audit Opinion of the Audit Committee of the Board of Directors on the draft Profit Distribution Plan for 2007.

     On August 24, 2008, for the second meeting of the Fourth Session of the Board of Directors, the Audit Committee reviewed the Company’s Interim Financial Statements for 2008 (including the publication of annual results for the six months ended June 30, 2008), the Company’s Draft Interim Profit Distribution Plan for 2008, the resolution on the renewal of annual caps in respect of the continuing connected transactions of the Company with CNPC and jointly-held entities, the resolution on the renewal of annual caps in respect of the continuing connected transaction of the Company with China Railway Material and Supplies Corporation, the Report on Internal Control System Operation, The Company’s Internal Audit Work Report, PricewaterhouseCoopers’ Report to the Audit Committee of the Company’s Board of Directors, Proposal on the Audit Fee of PricewaterhouseCoopers for 2008, and issued the Audit Opinion of the Audit Committee of the Board of Directors on the Interim Financial Statements for 2008 and the Audit Opinion of the Audit Committee of the Board of Directors on the Draft Interim Profit Distribution Plan for 2008, the Audit Opinion of the Audit Committee of the Board of Directors on the Renewal of Annual Caps in respect of the Continuing Connected Transactions of the Company with CNPC and Jointly-held Entities, the Audit Opinion of the Audit Committee of the Board of Directors on the Renewal of Annual Caps in respect of the Continuing Connected Transaction of the Company with China Railway Material and Supplies Corporation.
     On November 18, 2008, for the third meeting of the Fourth Session of the Board of Directors, the Audit Committee reviewed the Report on Internal Control System Operation, The Company’s Internal Audit Work Report, PricewaterhouseCoopers’ Report to the Audit Committee of the Company’s Board of Directors and issued the Audit Opinion of the Audit Committee of the Board of Directors.
     On April 28, 2008, for the Extraordinary Meeting of the Board of Directors, the Audit Committee reviewed and passed the Report on the First Quarter of 2008 by way of written resolution, and issued an audit opinion.
     On October 29, 2008, for the Extraordinary Meeting of the Board of Directors, the Audit Committee reviewed and passed the Report on the Third Quarter of 2008 by way of written resolution, and issued an audit opinion.
     b. Investment and Development Committee
     On March 7, 2008, for the tenth meeting of the Third Session of the Board of Directors, the Investment and Development Committee reviewed the Resolution on the Authorization of Short-term Investment Quota for 2008 and issued the Opinion of the Investment and Development Committee of the Board of Directors on the Authorization of Short-term Investment Quota for 2008.
     On November 13, 2008, for the third meeting of the Fourth Session of the Board of Directors, the Investment and Development Committee reviewed the Resolution on the Company’s Investment Plan for 2009 and issued the Opinion of the Investment and Development Committee of the Board of Directors on the Company’s Investment Plan for 2009.

     c. Examination and Remuneration Committee
     On March 17, 2007, for the tenth meeting of the Third Session of the Board of Directors, the Examination and Remuneration Committee reviewed the Report on Assessment of the Completion of Performance Targets by the President’s Work Team for Year 2007 and the Formulation of Performance Contract for Year 2008 and issued the Opinion of the Examination and Remuneration Committee of the Board of Directors on the Report on Assessment of the Completion of Performance Targets by the President’s Work Team for Year 2007 and the Formulation of Performance Contract for Year 2008.
     d. Health, Safety and Environment Committee
     On March 4, 2007, for the tenth meeting of the Third Session of the Board of Directors, the Health, Safety and Environment Committee reviewed the Company’s Health, Safety and Environment Work Report and issued the Opinion of the Health, Safety and Environment Committee of the Board of Directors on Reviewing the Company’s Health, Safety and Environment Work Report.
     During the reporting period, for the attendance of the Audit Committee meetings, reference can be made to the “Audit Committee” section under the Corporate Governance Structure of this Annual Report. All members of the Investment and Development Committee, Examination and Remuneration Committee and Health, Safety and Environment Committee attended all meetings as convened by these special committees, save for Mr Wang Yilin who was absent from the Investment and Development Committee meeting for the tenth meeting of the Third Session of the Board of Directors.
     7. Results
     The results of the Group for the year ended December 31, 2008 prepared in accordance with IFRS are set out in the Consolidated Profit and Loss Account on page [•].
     The financial condition of the Group as at December 31, 2008 are set out in the Consolidated Balance Sheet prepared in accordance with IFRS on page [•].
     The Consolidated Cash Flows Statement of the Group for the year prepared in accordance with IFRS is set out in the statement on page [•].
     8. Profit Distribution for the Previous Three Years

	Unit: RMB million

	Amount of dividends in	Net profit in respect of the year	Percentage of dividends to
Year	cash (including tax)	declaring dividends*	net profit (%)
2005	60,013	133,362	45.0
2006	64,001	142,224	45.0
2007	65,531	145,625	45.0

*	Net profit was the net profit attributable to equity holders of the Company as reflected in the audited financial statement prepared in accordance with IFRS in respect of the year when dividends were declared.

     9. Profit Distribution Plan from the Board of Directors
     The Board recommends to pay final dividends of RMB0.14953 per share (inclusive of applicable tax) based on 45% of the net profit of the Group for the twelve months ended December 31, 2008 under IFRS after deducting the interim dividends for 2008 paid on October 16, 2008. The proposed final dividends are subject to equity holders’ review and approval at the forthcoming annual general meeting to be held on May 12, 2009. The final dividends will be paid to equity holders whose names appear on the register of members of the Company at the close of business on May 27, 2009. The register of members of H shares will be closed from May 21, 2009 to May 27, 2009 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the final dividends, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited no later than 4:30 p.m. on May 20, 2009. Equity holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited Shanghai Branch Company at the close of trading on the Shanghai Stock Exchange in the afternoon of May 27, 2009 are eligible for the final dividends.
     In accordance with the relevant provisions of the Company’s Articles of Association, dividends payable to the Company’s equity holders shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The amount of Hong Kong Dollars payable shall be calculated on the basis of the average of the closing exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends at the annual general meeting to be held on May 12, 2009.
     10. Five-Years Financial Summary
     A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page [•].
     11. Bank Loans and Other Borrowings
     Details of bank loans and other borrowings of the Company and the Group as at December 31, 2008 are set out in note 28 to the financial statements prepared in accordance with IFRS in this annual report.
     12. Interest Capitalisation
     Interest capitalisation for the Group for the year ended December 31, 2008 was RMB2,749 million.
     13. Fixed Assets
     Changes to the fixed assets of the Company and the Group during the year are summarised in note 16 to the financial statements prepared in accordance with IFRS in this annual report.
     14. Land Value Appreciation Tax
     No land value appreciation tax was payable by the Group during the year.

     15. Reserves
     Details of changes to the reserves of the Company and the Group for the year ended December 31, 2008 are set out in note 30 to the financial statements prepared in accordance with IFRS in this annual report.
     16. Distributable Reserves
     As at December 31, 2008, the reserves of the Company that can be distributed as dividend were RMB316,708 million.
     17. Statutory Common Welfare Fund
     Details of the statutory welfare fund, such as the nature, application and movements and the basis of calculation (including the percentage and profit figure used for calculating the amounts) are set out in note 30 to the financial statements prepared in accordance with IFRS in this annual report.
     18. Management Contract
     During the year, the Company did not enter into any management contracts concerning the management or administration of its overall business or any of its material business, nor did any such management contract exist.
     19. Major Suppliers and Customers
     CNPC is the Group’s largest supplier of goods and services and the aggregate purchase attributable to CNPC was 39% of the total purchase of the Group for 2008. The aggregate purchase attributable to the five largest suppliers of the Group was 47% of the Group’s total purchase.
     The aggregate revenue derived from the major customers is set out in note 37 to the financial statements prepared in accordance with IFRS in this annual report. The aggregate revenue derived from the five largest customers was less than 30% of the Group’s total sales.
     Save as disclosed above, none of the Directors, Supervisors and their associates or any shareholder (who to the knowledge of the Directors were holding 5% or more of the Company’s share capital) had any interest in any of the above-mentioned suppliers and customers.
     20. Repurchase, Sale or Redemption of Securities
     The Company or any of its subsidiaries did not sell any securities of the Company, nor did it repurchase or redeem any of the securities of the Company during the twelve months ended December 31, 2008.
     21. Trust Deposits and Irrecoverable Overdue Time Deposits
     As at December 31, 2008, the Company did not have any trust deposits or irrecoverable overdue time deposits.
     22. Pre-emptive Rights
     There is no provision regarding pre-emptive rights under the Articles of Association of the Company or the PRC laws.
     23. Sufficiency of Public Float
     Based on the information that is publicly available to the Company and within the knowledge of the Directors, the Directors confirm that the Company has maintained the amount of public float as required under the HKSE Listing Rules during the reporting period. Please refer to the section headed “Changes in share capital and information on shareholders” for further information.
By Order of the Board
Jiang Jiemin
Chairman
Beijing, the PRC
March 25, 2009

REPORT OF THE SUPERVISORY COMMITTEE
Dear Shareholders,
     During the year 2008, the Supervisory Committee has performed and discharged its duties and responsibilities conscientiously in accordance with the relevant provisions of the Company Law of the PRC and the Articles of Association.
     1. Meetings of the Supervisory Committee
     The Supervisory Committee held five meetings during the reporting period.
     On March 17, 2008, the seventh meeting of the Third Session of the Supervisory Committee was convened in Beijing and chaired by Mr. Wang Fucheng, the chairman of the Supervisory Committee. At this meeting the Supervisory Committee reviewed and approved the Financial Report of 2007, the Draft Profit Distribution Plan of 2007, the Report on the Assessment of the Completion of Performance Targets by the President’s Work Team for 2007 and the Contracts for the Performance Target for 2008, the Proposal for Engaging the International and Domestic Accounting Firm for 2008, the Supervisory Committee’s Report for 2007, Annual Report of the Company for 2007 and its Summary, and the Proposal for the Amendment of the Rules for the Organization and Procedures of the Supervisory Committee.
     On April 28, 2008, an extraordinary meeting of the Third Session of the Supervisory Committee was convened by way of written circular signed by the supervisors. The First Quarterly Report of 2008 was reviewed and approved at the meeting.
     On May 15, 2008, the first meeting of the Fourth Session of the Supervisory Committee was held in Beijing and chaired by Mr. Chen Ming. The Proposal for the Election of the Chairman of the Fourth Session of the Supervisory Committee of PetroChina Company Limited was reviewed and approved at the meeting. Mr. Chen Ming was elected as the chairman of the Fourth Session of the Supervisory committee.
     On August 25, 2008, the second meeting of the Fourth Session of the Supervisory Committee was held in Beijing and chaired by Mr. Chen Ming, the chairman of the Supervisory Committee. Interim Financial Statement of 2008, the Interim Profit Distribution Plan of 2008 and the Interim Report of 2008 and its Summary were reviewed and approved at the meeting.
     On October 28, 2008, the third meeting of the Fourth Session of the Supervisory Committee was convened by way of written circular signed by the supervisors. The Third Quarterly Report of 2008 was reviewed and approved at the meeting.
     2. Supervisory Committee’s presence on other meetings and performance of other obligations
     During the reporting period, the Supervisory Committee attended the annual general meeting for the year 2007, the first extraordinary general meeting in 2008 and the second extraordinary general meeting in 2008 and submitted 4 proposals to the above general meetings, which were approved by the general meetings.

     The Supervisory Committee attended 4 meetings of the Board of Directors (“Board”) as non-voting attendee and heard the Board’s review of the proposals in relation to the annual report, the interim report, profit distribution, budget, investment, election of the chairman (vice chairman) and the nomination of members of the President’s Work Team. The Supervisory Committee submitted five opinions to the Board in respect of, inter alia, its review of the financial statements of the Company, profit distribution plan (draft plan), the performance review of the President’s Work Team.
     The Supervisory Committee conducted 2 supervisory hearings, received 14 reports submitted by, inter alia, the Finance Department, the Audit Department, the Human Resources Department, the Supervisory Department and the PricewaterhouseCoopers, and reviewed and issued relevant opinions on, inter alia, the Company’s financial affairs, profit distribution, connected transactions and assessment of the performance of the President’s Work Team.
     The Supervisory Committee completed 2 random financial auditing investigations, performed auditing on 8 departments, prepared a total of 10 investigation reports and general reports and put forward 43 recommendations.
     The Supervisory Committee also made 1 supervisory inspection tour, prepared 1 report and put forward 4 recommendations.
     Through the above activities, the Supervisory Committee has reinforced its supervision on the financial affairs of the Company and the performance of duties by the senior management. It has enhanced the effect of supervision and protected the rights of the shareholders as well as the interests of the Company.
     3. Supervisory Committee’s opinion on the works of the Company
     The Supervisory Committee opines that in 2008, facing changes in the domestic and international macro operating environments actively, the Company has adopted various effective measures, achieved sustained, effective, stable and coordinated development, and increased its comprehensive strength remarkably. Oil and gas exploration achieved significant breakthrough. Production of oil and natural gas increased steadily. The optimisation of business mix and structure adjustment for the refining and petrochemical business went well, and construction of the refining and petrochemical complexes were facilitated in an organized manner. The refined products sales and marketing network was continuously enhanced primarily established, and the capacity to ensure stable market supply was strengthened gradually. Construction of oil and gas pipelines experienced a “leap forward” development, and the main structure of a national wide oil and gas pipeline network was forged. International businesses developed vigorously, and market competitiveness was further strengthened. The Supervisory Committee is satisfied with the achievement of the Company and is confident for the prospect of the Company.
     The Supervisory Committee hopes that the Company can actively respond to the challenges posed by the international financial crisis, seek opportunities and development in this critical time and continuously improve its risk-resistance, and promote the progress to a comprehensive international energy company and achieve stable and rapid growth of the Company.

     4. Other matters reviewed or concerned by the Supervisory Committee
(1) Opinion of the Supervisory Committee on the implementation of the resolutions of the shareholders’ meeting
     In 2008, the Company held 1 annual general meeting and 2 extraordinary general meetings, at which a total of 16 resolutions were approved. These resolutions have been implemented to the satisfaction of the Supervisory Committee upon its investigation.
     (2) Opinion of the Supervisory Committee on the lawful operation of the Company
     The Company managed to comply with laws and standards in its decision-making process and operations. The Board of the Company has strictly complied with the applicable laws and regulations of the PRC and the Company’s places of listing and the Articles of Association during the performance of their duties, and has conscientiously implemented resolutions at the shareholders’ general meetings. The President’s Work Team complied with laws and standards in its decision-making process and operations, and has met appraisal standards of the performance review in all aspects.
     (3) Opinion of the Supervisory Committee on inspection of the financial status of the Company
     In 2008, despite the free cash flow of the Company decreased sharply, the interest bearing obligations increased rapidly with both debt to asset ratio and the debt to equity ratio increased. However, due to the continuous growth in the size of assets of the Company and their overall good quality, the financial status of the Company is healthy in general.
     The annual financial reports of the Company have been prepared in accordance with CAS and IFRS, respectively. The financial reports audited by PricewaterhouseCoopers Zhong Tian CPAs Company Limited and PricewaterhouseCoopers give a true and fair view on the financial position, operating results and cash flows of the Company. The unqualified opinions issued are objective and fair.
     (4) Opinion of the Supervisory Committee on the actual use of proceeds from the latest fund raising exercise
     During the reporting period, the proceeds from issuance of A shares were applied in the manner as undertaken.
     (5) Opinion of the Supervisory Committee on the acquisition and disposal of assets by the Company
During the reporting period, acquisition and disposal of assets of the Company were carried out at reasonable considerations, and no insider dealing was discovered. No prejudice to shareholders’ rights, dissipation of the Company’s assets or prejudice to the Company was discovered.

     (6) Opinion of the Supervisory Committee on connected transactions of the Company
     During the reporting period, continuous connected transactions of the Company were carried out with the approval of the Hong Kong Stock Exchange and within the limits approved at the extraordinary general meetings of the Company. Connected transactions were carried out at reasonable and fair considerations, and no prejudice to the non-connected shareholders or the Company was discovered.
     (7) Opinion of the Supervisory Committee on the operation of the internal control system of the Company
     During the reporting period, the internal control of the Company was improved steadily, and the internal control system was continuously developed and perfected. The operating procedures management was optimised. The risk management was improved and the supervision was further strengthened. Achievement was made in all aspects of the operations.
     (8) Opinion of the Supervisory Committee on the Company’s fulfilment of corporate social responsibilities.
     In 2008, the Company actively exploited oil and gas resources, operated its business in a safe and clean manner, maintained stable supply to the market, adhered to the philosophy of “people first” and paid back to the society. The Company conscientiously fulfilled its corporate responsibilities. The Supervisory Committed approved the annual CSR report of the Company.
In 2009, the Supervisory Committee will continue to fulfil its various duties conscientiously and in strict compliance with the Company Law of the PRC, the Articles of Association and other relevant regulations.
By Order of the Supervisory Committee
Chen Ming
Chairman of the Supervisory Committee
Beijing, the PRC
March 25, 2009

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES
     1. Information on the Directors, Supervisors and Senior Management
     (1) Directors
     Information on the current Directors is set out below:

					Remuneration	Whether	Number of Shares held
					received from	received	in the Company
					the Company	remuneration	As at	As at
					in 2008	from offices	December	December
Name	Gender	Age	Position	Term	(RMB’000)	held in CNPC	31, 2007	31, 2008
Jiang Jiemin	M	53	Chairman	2008.05-2011.05	—	Yes	0	0
Zhou Jiping	M	56	Vice Chairman and President	2008.05-2011.05	515	No	0	0
Wang Yilin	M	52	Non-executive Director	2008.05-2011.05	—	Yes	0	0
Zeng Yukang	M	58	Non-executive Director	2008.05-2011.05	—	Yes	0	0
Wang Fucheng	M	58	Non-executive Director	2008.05-2011.05	—	Yes	0	0
Li Xinhua	M	55	Non-executive Director	2008.05-2011.05	—	Yes	0	0
Liao Yongyuan	M	46	Executive Director and Vice President	2008.05-2011.05	869	No	0	0
Wang Guoliang	M	56	Non-executive Director	2008.05-2011.05	—	Yes	0	0
Jiang Fan	M	45	Non-executive Director	2008.05-2011.05	569	No	0	0
Chee-Chen Tung	M	66	Independent Non-executive Director	2008.05-2011.05	249	No	0	0
Liu Hongru	M	78	Independent Non-executive Director	2008.05-2011.05	343	No	0	0
Franco Bernabè	M	60	Independent Non-executive Director	2008.05-2011.05	243	No	0	0
Li Yongwu	M	64	Independent Non-executive Director	2008.05-2011.05	197	No	0	0
Cui Junhui	M	62	Independent Non-executive Director	2008.05-2011.05	331	No	0	0
     Brief biography of Directors:
     Jiang Jiemin, aged 53, is the Chairman of the Company and the General Manager of CNPC. Mr Jiang is a senior economist and has been awarded with post-graduate qualification. Mr Jiang has over 35 years of working experience in China’s oil and gas industry. He was made Deputy Director of the Shengli Petroleum Administration Bureau in March 1993, Senior Executive of the Qinghai Petroleum Administration Bureau in June 1994 and Director of Qinghai Petroleum Administration Bureau in November 1994, Assistant to the General

Manager and Team Leader for the Restructuring and Listing Preparatory Team of CNPC in February 1999, and a Director and Vice President of the Company from November 1999 to June 2000. Mr Jiang was appointed Deputy Provincial Governor of Qinghai Province since June 2000, was made a member of the provincial party committee of the Qinghai Province and Deputy Provincial Governor of Qinghai Province since November 2000, and the deputy secretary of the provincial party committee of Qinghai Province and Deputy Provincial Governor of Qinghai Province since June 2003. Mr Jiang became the Deputy General Manager of CNPC since April 2004 and was appointed the Vice Chairman and President of the Company in May 2004 and the General Manager of CNPC since November 2006. Mr Jiang became the Chairman of the Company since May 2007 and ceased to act concurrently as the President of the Company since May 2008.
     Zhou Jiping, aged 56, is the Vice Chairman and President of the Company and a Deputy General Manager of CNPC. Mr Zhou is a professor-level senior engineer and holds a master’s degree. He has over 35 years of working experience in China’s oil and gas industry. In November 1996, he was the Deputy Director of the International Exploration and Development Co-operation Bureau of China National Petroleum Company and Deputy General Manager of China National Oil & Gas Exploration and Development Corporation. In December 1997, he was appointed as General Manager of China National Oil and Gas Exploration and Development Corporation and Deputy Director of the International Exploration and Development Co-operation Bureau of China National Petroleum Company. Since August 2001, he was the Assistant to the General Manager of CNPC and General Manager of China National Oil & Gas Exploration and Development Corporation. Since December 2003, Mr Zhou has been a Deputy General Manager of CNPC. Mr Zhou has been appointed as a Director of the Company in May 2004. Mr Zhou was appointed as the Vice Chairman and President of the Company in May 2008.
     Wang Yilin, aged 52, is a Director of the Company and a Deputy General Manager of CNPC. Mr Wang is a professor-level senior engineer and holds a doctorate degree. He has over 25 years of working experience in China’s oil and gas industry. Mr Wang had been the Deputy Director and Chief Exploration Geologist of Xinjiang Petroleum Administration Bureau since June 1996. He was appointed as the General Manager of PetroChina Xinjiang Oilfield Company since September 1999. He had been the Senior Executive of Xinjiang Petroleum Administration Bureau and the General Manager of PetroChina Xinjiang Oilfield Company since June 2001. From July 2003 onwards, he was appointed as the Assistant to General Manager of CNPC. In December 2003, he was appointed as the Deputy General Manager of CNPC. In May 2004, he ceased to be the Senior Executive of Xinjiang Petroleum Administration Bureau and the General Manager of PetroChina Xinjiang Oilfield Company. From July 2004 to July 2007, he also worked as the Safety Director of CNPC. He has been appointed as a Director of the Company since November 2005.
     Zeng Yukang, aged 58, is a Director of the Company and a Deputy General Manager of CNPC. Mr Zeng is a professor-level senior economist and holds a college degree. He has nearly 40 years of working experience in China’s oil and gas industry. Mr Zeng had been the

Senior Executive of the Exploration and Development Institute of Daqing Petroleum Administration Bureau since December 1996. From February 2000 onwards, he was appointed as the Standing Deputy Director of Daqing Petroleum Administration Bureau. Since March 2001, he was appointed as the Director of Daqing Petroleum Administration Bureau. Since November 2002, he was the Assistant to the General Manager of CNPC. From September 2005 onwards, he has been a Deputy General Manager of CNPC. He has been appointed as a Director of the Company since November 2005.
     Wang Fucheng, aged 58, is a Director of the Company and the Deputy General Manager of CNPC. Mr Wang is a professor-level senior economist and holds a bachelor’s degree. Mr Wang has over 40 years of working experience in China’s oil and gas industry. Since August 1986, Mr Wang worked as Executive of the Shengli Petroleum Administration Bureau. Since December 1992, Mr Wang worked as Senior Executive of the Liaohe Oil Exploration Bureau. Since November 1997, Mr Wang worked as Director of the Liaohe Oil Exploration Bureau. Since October 1999, Mr Wang was the General Manager of PetroChina Liaohe Oilfield Company. Mr Wang was appointed as a Director of the Company in June 2000 and was also appointed as the Vice President of the Company in July 2000. Mr Wang has been appointed as the Chairman of the Supervisory Committee of the Company since November 2005 until May 2008. Mr Wang became the Deputy General Manager of CNPC since September 2007. Mr Wang was appointed as a Director of the Company in May 2008.
     Li Xinhua, aged 55, is a Director of the Company and a Deputy General Manager of CNPC. Mr Li is a senior engineer and holds a bachelor’s degree. Mr Li has nearly 35 years of working experience in China’s petrochemical industry. Mr Li was a Deputy Factory Manager of Yunnan Natural Gas Chemical Factory since June 1985 and the Factory Manager since February 1992. Mr Li was the Chairman and General Manager of Yuntianhua Group Company Limited since March 1997. In March 2002, Mr Li was appointed as the Assistant to the Provincial Governor of Yunnan Province and was appointed as the Deputy Provincial Governor of Yunnan Province since January 2003. Mr Li has been appointed as a Deputy General Manger of CNPC since April 2007. Mr Li was appointed as a Director of the Company in May 2008.
     Liao Yongyuan, aged 46, is a Director and Vice President of the Company and a Deputy General Manager and Safety Director of CNPC. Mr Liao is a professor-level senior engineer and holder of a master’s degree. He has over 25 years of working experience in China’s oil and gas industry. He was the Deputy Director of the New Zone Exploration and Development Department of China National Petroleum Company from June 1996, the Standing Deputy Commander and then Commander of Tarim Petroleum Exploration and Development Headquarters from November 1996. He was the General Manager of PetroChina Tarim Oilfield Company from September 1999, and also Deputy Director of Gansu Provincial Economic and Trade Committee from October 2001. He has worked as the Assistant to the General Manager of CNPC since January 2004. He has been concurrently the Head of Coordination Team for Oil Enterprises in Sichuan and Chongqing and Director of the Sichuan Petroleum Administration since April 2004. He was appointed as a Vice President of the

Company in November 2005. Mr Liao was appointed as a Deputy General Manager of CNPC since February 2007 and as the Safety Director of CNPC since July 2007. He was appointed as a Director of the Company in May 2008.
     Wang Guoliang, aged 56, is a Director of the Company and the Chief Accountant of CNPC. Mr Wang is a professor-level senior accountant and holds a master’s degree. Mr Wang has over 25 years of working experience in China’s oil and gas industry. Mr Wang worked as the Vice President of China Petroleum Finance Company Limited from October 1995. From November 1997, he was the Deputy General Manager and General Accountant of China National Oil & Gas Exploration and Development Corporation. Mr Wang was appointed as the Chief Financial Officer of the Company from November 1999. Mr Wang has been appointed as the Chief Accountant of CNPC since February 2007. He was appointed as a Director of the Company in May 2008.
     Jiang Fan, aged 45, is a Director of the Company and the General Manager of PetroChina Dalian Petrochemical Company. Mr Jiang is a professor-level senior engineer and holder of a master’s degree. He has nearly 25 years of working experience in China’s petrochemical industry. Mr Jiang was appointed as the Deputy Manager of PetroChina Dalian Petrochemical Company since December 1996. In September 1999, he was appointed as the Deputy General Manager of PetroChina Dalian Petrochemical Company. In February 2002, he became the General Manager of PetroChina Dalian Petrochemical Company. Mr Jiang has been appointed as a Director of the Company since November 2005.
     Chee-Chen Tung, aged 66, is an independent non-executive Director of the Company. Mr Tung is the Chairman and Chief Executive Officer of Orient Overseas (International) Limited and was educated at the University of Liverpool, England, where he received his Bachelor of Science degree. He later acquired a Master’s degree in Mechanical Engineering at the Massachusetts Institute of Technology in the United States. He served as Chairman of the Hong Kong Shipowners’ Association between 1993 and 1995. From 1999 to 2001, he was the Chairman of the Hong Kong General Chamber of Commerce. He is an independent non-executive director of Zhejiang Expressway Co. Ltd., BOC Hong Kong (Holdings) Limited, Wing Hang Bank, Limited, Sing Tao News Corporation Limited, Cathay Pacific Airways Limited and U-Ming Marine Transport Corporation, and a member of the Hong Kong Port Development Board. Mr Tung is also the Chairman of the Institute for Shipboard Education Foundation, the Chairman of the Advisory Council and member of Council of the Hong Kong Polytechnic University, and is a member of the Board of Trustees of the International Academic Centre of the University of Pittsburgh and the School of Foreign Service of Georgetown University. Mr Tung has been appointed as an independent non-executive Director of the Company since November 1999.
     Liu Hongru, aged 78, is an independent non-executive Director of the Company. Mr Liu is a professor and holds a doctorate degree. He graduated from the Faculty of Economics of the University of Moscow in 1959 with an associate doctorate degree. Mr Liu worked as Vice-Governor of the Agricultural Bank of China, Vice-Governor of the People’s Bank of China,

Deputy Director of the State Economic Restructuring Committee, and the Chairman of the China Securities Regulatory Commission. Mr Liu is currently the Vice Chairman of the Subcommittee for Economic Affairs of the National Committee of the Chinese People’s Political Consultative Conference, the Vice President of the China Society for Finance and Banking, the Vice President of the National Debt Association of China and President of the Shanghai Institute of Finance and Law. Mr Liu is also a professor at the Peking University, the Postgraduate School of the People’s Bank of China and the City University of Hong Kong. Mr Liu serves as a non-executive director of OP Financial Investments Limited and as an independent non-executive director of CITIC 21CN Company Limited and Minmetals Resources Limited, and possesses the accounting or financial management qualification required under the Listing Rules. Mr Liu was appointed as an independent Supervisor of the Company in December 1999. Upon his resignation from this post, Mr Liu has been appointed as an independent non-executive Director of the Company since November 2002.
     Franco Bernabè, aged 60, is an independent non-executive Director of the Company. Mr Bernabè holds a doctorate degree in political economics and is the Chief Executive Officer of Telecom Italia (serving a second time). Prior to that, he held the responsibilities of the Managing Partner and Founder of the Franco Bernabè Group, the Vice Chairman of H3G, the Vice Chairman of Rothschild Europe, a non-executive director of Pininfarina SpA and an independent non-executive director of Areoportidi Bologna. Mr Bernabè joined ENI in 1983 to become an assistant to the chairman; in 1986 he became director for development, planning and control; and between 1992 and 1998 was the Chief Executive Officer of ENI. Mr Bernabè led the restructuring program of the ENI Group, making it one of the world’s most profitable oil companies. Between 1998 and 1999, Mr Bernabè was the Chief Executive Officer of Telecom Italia. Between 1999 and 2000, he has also served as a special representative of the Italian government for the reconstruction of Kosovo. He was the Chairman of La Biennale di Venezia from 2001 to 2003 and has been the Chairman of the Modern Arts Museum of Trento and Rovereto since 2005. Prior to his joining ENI, Mr Bernabè was the head of economic studies at FIAT. Mr Bernabè was a senior economist at the OECD Department of Economics and Statistics in Paris. Prior to that, he was a professor of economic politics at the School of Industrial Administration, Turin University. He had also served on the Advisory Board of the Council of Foreign Relations and is currently an International Governor of the Peres Center for Peace. Mr Bernabè has been appointed as an independent non-executive Director of the Company since June 2000.
     Li Yongwu, aged 64, is currently an independent non-executive director of the Company. Mr Li is a senior engineer and holder of a bachelor’s degree. Since June 1991, Mr Li was appointed as the Director of Tianjin Chemicals Bureau. Since July 1993, he was appointed as the Director of Tianjin Economic Committee. He became the Deputy Minister of the Chemical Industry Ministry since April 1995. He became Director of the State’s Petroleum and Chemical Industry Bureau since March 1998. Since April 2001, he was appointed as a Deputy Director of the Liaison Office of the Central Government at the Special Administrative Region of Macau. Since December 2004, he was appointed as the Vice President of China Petroleum and Petrochemical Industry Association. Since May 2005, he became the President of China

Petroleum and Petrochemical Industry Association. Mr Li has been an Independent Supervisor of the Company since November 2005. In 2003, he was elected as a standing member of the Tenth Chinese People’s Consultative Conference. Mr Li was appointed as an independent non-executive director of the Company in May 2008.
     Cui Junhui, aged 62, is an independent non-executive director of the Company. He is a representative of the 11th National People’s Congress of the PRC and a Committee Member of the Financial and Economic Affairs Committee of the National People’s Congress of the PRC. He is holder of a postgraduate degree (part-time study). Mr Cui was formerly the Deputy Director of Local Taxation Bureau of Shandong Province and the Director of National Taxation Bureau of Shandong Province. Mr Cui was the Deputy Director of State Administration of Taxation from January 2000 to January 2007. Mr Cui was the Vice President of Chinese Taxation Institute and the Vice President of China Charity Federation since December 2006. He was elected as a representative of the 11th National People’s Congress of the PRC and a Committee Member of the Financial and Economic Affairs Committee of the National People’s Congress of the PRC in March 2008. In April 2008, Mr Cui was elected as the sixth President of Chinese Taxation Institute. He was appointed as an independent non-executive director of the Company in May 2008.
     (2) Supervisors
     Information on the current Supervisors is set out below:

						Whether	Number of Shares held
					Remuneration	received	in the Company
					received from the	remuneration	As at	As at
					Company in 2008	from offices	December	December
Name	Gender	Age	Position	Term	(RMB’000)	held in CNPC	31, 2007	31, 2008
Chen Ming	M	58	Chairman of Supervisory Committee	2008.05-2011.05	—	Yes	0	0
Wen Qingshan	M	50	Supervisor	2008.05-2011.05	—	Yes	0	0
Sun Xianfeng	M	56	Supervisor	2008.05-2011.05	—	Yes	0	0
Yu Yibo	M	45	Supervisor	2008.05-2011.05	—	Yes	56,500 A shares	66,500 A shares
Wang Yawei	M	54	Supervisor appointed by employees’ representatives	2008.05-2011.05	—	Yes	0	0
Qin Gang	M	55	Supervisor appointed by employees’ representatives	2008.05-2011.05	521	No	0	0
Wang Shali	F	54	Supervisor appointed by employees’ representatives	2008.05-2011.05	—	Yes	7,000 A shares 18,000 H shares	7,000 A shares 18,000 H shares
Wu Zhipan	M	52	Independent Supervisor	2008.05-2011.05	234	No	0	0
Li Yuan	M	61	Independent Supervisor	2008.05-2011.05	124	No	0	0

*	The shares were acquired via the secondary market during the reporting period.

     Brief biography of the Supervisors:
     Chen Ming, aged 58, is the Chairman of the Supervisory Committee of the Company. Mr Chen is a professor-level senior economist and holder of a bachelor’s degree. Mr Chen has nearly 35 years of working experience in China’s oil and gas industry. Mr Chen was a Deputy Commissioner of the Supervisory Bureau of China National Petroleum Company since November 1996 and a Deputy Director of the Supervisory Department of CNPC since October 1998. Mr Chen was a Deputy General Manager of the Human Resources Department of the Company and the Director-General of the Supervisory Office of the Company since September 1999. He became the General Manager of the Supervisory Department of the Company since September 2001. In January 2007, Mr Chen was appointed as the Assistant to the General Manager of CNPC and was appointed as the Head of Discipline Inspection Group of CNPC since September 2007. He was appointed as the Chairman of the Supervisory Committee of the Company in May 2008.
     Wen Qingshan, aged 50, is a Supervisor of the Company, and concurrently the Deputy Chief Accountant of CNPC and the Director of the Finance and Assets Department of CNPC. Mr Wen is a professor-level senior accountant and holder of a master’s degree in economics and has over 25 years of working experience in China’s oil and gas industry. He was the Deputy Director of the Finance and Assets Department of CNPC from May 1999 and Director of the Finance and Assets Department of CNPC from May 2002. He has been a Supervisor of the Company since November 2002. Mr Wen has been appointed as the Deputy Chief Accountant and Director of the Finance and Assets Department of CNPC since November 2007.
     Sun Xianfeng, aged 56, is a Supervisor and the General Manager of the Audit Department of the Company. Mr Sun is a senior economist and holder of a bachelor’s degree. He has over 35 years of working experience in China’s oil and gas industry. Mr Sun worked as Deputy Director of the Supervisory Bureau of China National Petroleum Company from November 1996, before being transferred to the Eighth Office of the State Council Compliance Inspectors’ General Office (Supervisory Committee of Central Enterprises Working Commission) as its temporary person-in-charge in June 1998. He has been the Deputy Director of the Audit Department of CNPC from October 2000, and concurrently the Director of the Audit Institute since December 2000. He has been the Director of the Audit Department of CNPC and the Director of the Audit Services Centre since April 2004. He has been a Supervisor of the Company since May 2004. Mr Sun has been the General Manager of the Audit Department of the Company since July 2007. He has been a Supervisor of the Company since May 2004. In October 2005, Mr Sun was appointed as a concurrent State-owned Company Supervisor from State-owned Assets Supervision and Administration Commission to CNPC. Mr Sun has been the General Manager of the Audit Department of the Company since July 2007.

     Yu Yibo, aged 45, is a Supervisor and the General Manager of the M&A Department of the Company. Mr Yu is a professor-level senior accountant and holder of a doctorate degree. He has 10 years of working experience in China’s oil and gas industry. Mr Yu served as a member of the Restructuring and Listing Preparatory Team of CNPC since February 1999. Since September 1999, he became the Deputy General Manager of the Finance Department of the Company. Mr Yu was appointed as a Deputy General Manager of PetroChina Dagang Oilfield Company from March to October 2002. Since April 2003, Mr Yu has been the General Manager of the M&A Department of the Company. He has become a Supervisor of the Company since May 2008.
     Wang Yawei, aged 54, is an employee representative of the Company’s Supervisory Committee and the Chairman of the Labour Union of Daqing Oilfield Company Limited. Mr. Wang is a professor-level senior engineer and holder of a master’s degree. He has nearly 25 years of working experience in China’s oil and gas industry. Mr. Wang was appointed as the Deputy Director of Daqing Petroleum Administration Bureau since November 1997 and as the Chairman of the Labour Union of Daqing Petroleum Administration Bureau since March 2001. He was appointed as the Chairman of the Labour Union of Daqing Oilfield Company Limited since February 2008. Since May 2008, he became a Supervisor of the Company.
     Qin Gang, aged 55, is an employee representative of the Company’s Supervisory Committee and a Senior Executive of the PetroChina West-East Gas Pipeline Company and the Chairman of its Labour Union. Mr Qin is a senior engineer and has more than 35 years of experience in China’s oil and gas industry. Mr Qin has acted as a Deputy Commander of Tarim Petroleum Exploration and Development Headquarters since November 1997 and a Deputy General Manager of PetroChina Tarim Oilfield Company since September 1999. Since July 2002, Mr Qin has worked as the Chairman of Labour Union of PetroChina Tarim Oilfield Company. Mr Qin was appointed as a Supervisor of the Company in November 2005. Mr Qin became the Senior Executive and the Chairman of the Labour Union of PetroChina West-East Gas Pipeline Company in June 2007.
     Wang Shali, aged 54, is an employee representative of the Company’s Supervisory Committee and a Senior Executive, Senior Deputy General Manager and the General Legal Counsel of CNPC Exploration and Development Company Limited. Ms. Wang is a professor-level senior economist and holder of a master’s degree. She has more than 35 years of working experience in China’s oil and gas industry. She was appointed as the General Economist of China National Oil and Gas Exploration and Development Corporation since November 1996 and Deputy General Manger and General Economist of China National Oil and Gas Exploration and Development Corporation since December 1997. Ms Wang became the Executive Deputy General Manager of the CNPC International (Nile) Company since April 1998. She was appointed as the Deputy General Manger of China National Oil and Gas Exploration and Development Corporation and the leader of the Project Coordination Group since August 2004, and the Senior Deputy General Manager of the CNPC Exploration and Development Company since June 2006. She became a Supervisor of the Company since May 2008. Since September 2008, Ms Wang was appointed as Senior Executive, Senior Deputy

General Manager and General Legal Counsel of CNPC Exploration and Development Company Limited.
     Wu Zhipan, aged 52, is an independent Supervisor of the Company. Mr Wu is holder of a doctorate degree. He is a professor, a LL.D. Supervisor, Standing Vice Chairman of Peking University Council and Chief Legal Advisor of Peking University, Dean of the Asia-Pacific Research Institute of Peking University and Director of Financial Law Institute of Peking University. He is also an expert consultant of the Supreme People’s Court of the PRC, an arbitrator of the Arbitration Panel of China International Economic and Trade Arbitration Commission and President of the China Economic Law Research Societies. Mr Wu was appointed as an independent non-executive director of Air China Limited, Fortune SGAM Fund Management Co., Ltd. and China Minsheng Banking Corp., Ltd. Mr Wu has been an independent Supervisor of the Company since December 1999.
     Li Yuan, aged 61, is a Supervisor of the Company. He was graduated from Renmin University of China and is a holder of bachelor’s degree in Economics. Mr Li has worked as the Deputy Director General of the Foreign Affairs Department of the Ministry of Petroleum Industry of the PRC, the Head of the Economy Group of the General Office of Central Committee of the Communist Party of China, the Director General of the Administration Reform Bureau of Political Policy Reform Research Office of Central Committee of the Communist Party of China, the Director General of the Distribution Policy Department of the State Economic Restructuring Committee, the Deputy Director General of the State Administration of Land, and the Deputy Minister of the Ministry of Land and Resources and concurrently the Vice Supervisor General of State Land. Mr Li currently works as the Vice Chairman of the Committee of Population, Resources and Environment of the 11th Chinese People’s Political Consultative Conference. Mr Li was appointed as an independent supervisor of the Company in May 2008.
     (3) Other members of the Senior Management
     Information on other current members of the Senior Management is set out below:

						Whether	Number of Shares held
					Remuneration	received	in the Company
					received from the	remuneration	As at	As at
					Company in 2008	from offices	December	December
Name	Gender	Age	Position	Term	(RMB’000)	held in CNPC	31, 2007	31, 2008
Sun Longde	M	46	Vice President	2007.06-	690	No	0	0
Shen Diancheng	M	49	Vice President	2007.06-	684	No	0	0
Liu Hongbin	M	45	Vice President	2007.06-	681	No	0	0
Zhou Mingchun	M	41	Chief Financial Officer	2007.06-	681	No	0	0
Li Hualin	M	46	Vice President	2007.11-	541	No	0	0
Zhao Zhengzhang	M	52	Vice President	2008.05-	317	No	0	0
Lin Aiguo	M	50	Chief Engineer	2007.06-	684	No	0	0
Wang Daofu	M	53	Chief Geologist	2008.05-	317	No	0	0
Huang Weihe	M	51	Chief Engineer	2008.05-	317	No	0	0
Li Huaiqi	M	59	Secretary to the Board of Directors	2001.08-	676	No	0	0

     Brief Biography of the Senior Management
     Sun Longde, aged 46, is a Vice President of the Company. Mr Sun is a professor-level senior engineer and holds a doctorate’s degree. He has 25 years of working experience in China’s oil and geological industry. Mr Sun has been the Deputy Chief Geologist of Xianhe Oil Extraction Plant and Deputy Manager of Dongxin Oil Extraction Plant of Shengli Petroleum Administration Bureau from January 1994, Chief Deputy Director-General of Exploration Business Department of Shengli Petroleum Administration Bureau from April 1997, the Manager of Exploration & Development Company of Shengli Petroleum Administration Bureau from September 1997, Chief Geologist of Tarim Petroleum Exploration & Development Headquarters from November 1997, Deputy General Manager of PetroChina Tarim Oilfield Company from September 1999 and the General Manager of PetroChina Tarim Oilfield Company from July 2002. Mr Sun was appointed as Vice President of the Company since June 2007.
     Shen Diancheng, aged 49, is a Vice President of the Company and concurrently the General Manager of the Refining & Chemical Company of the Company. Mr Shen is a professor-level senior engineer and holds a college degree. He has 25 years of working experience in China’s oil and petrochemical industry. Mr Shen has been the Deputy Manager of the Chemical Agent Plant of Daqing Oilfield from June 1994, the Deputy Manager, Standing Deputy Director and acting Manager of the Chemical Headquarters Plant of Daqing Oilfield from January 1997, the Standing Deputy General Manager of PetroChina Daqing Refining & Chemical Company from October 2000, the General Manager of PetroChina Liaoyang Petrochemical Company from April 2002, and the General Manager of PetroChina Jilin Petrochemical Company from November 2005. Mr Shen was appointed as the Vice President of the Company and General Manager of Chemical & Marketing Company since June 2007.
     Liu Hongbin, aged 45, is a Vice President of the Company. Mr Liu is a senior engineer and holds a college degree. He has 25 years of working experience in China’s oil and gas industry. Mr Liu has been the Vice President of Exploration & Development Research Institute of Yumen Petroleum Administration Bureau since May 1991, the Director of the Development Division of Tuha Petroleum Exploration & Development Headquarters from October 1994, the Chief Engineer of Tuha Petroleum Exploration & Development Headquarters from June 1995, the Deputy General Manager of PetroChina Tuha Oilfield Company from July 1999, the Commander of Tuha Petroleum Exploration & Development Headquarters from July 2000, the General Manager of the Planning Department of the Company from March 2002 and the Director of the Planning Department of CNPC from September 2005. Mr Liu was appointed as Vice President of the Company since June 2007.

     Zhou Mingchun, aged 41, is the Chief Financial Officer of the Company and the General Manager of its Finance Department. Mr Zhou is a professor-level senior accountant and holds a master’s degree. He has nearly 20 years of working experience in China’s oil and gas industry. Mr Zhou has been concurrently the Director of the Finance Division and the Director-General of Financial Settlement Centre of Daqing Petroleum Administration Bureau from October 1998, the Executive of the Finance & Assets Division of Daqing Oilfield Company from September 1999, the director and Deputy Chief Accountant of Daqing Oilfield Company Limited from January 2000, the director and Chief Accountant of Daqing Oilfield Company Limited from October 2000, and the General Manager of the Finance Department of the Company from March 2002. Mr Zhou has been appointed as the Chief Financial Officer of the Company since June 2007.
     Li Hualin, aged 46, is a Vice President of the Company and Vice Chairman and General Manager of China Petroleum Hongkong (Holding) Limited. Mr Li holds a master’s degree and is a senior engineer. Mr Li has 25 years of experience in the oil and gas industry in China. Since March 1993, Mr Li became the Deputy Director-General of the Houston Office of China National Petroleum Company. Since May 1995, he was appointed as the director and General Manager of China National Oil and Gas Corporation (Canada). Since December 1997, Mr Li became the Deputy General Manager of the China National Oil and Gas Exploration Development Corporation and the Chairman and General Manager of CNPC International (Canada) Ltd. Since September 1999, Mr Li became the General Manager of CNPC International (Kazakhstan) Ltd. whilst remaining as the Deputy General Manager of the China National Oil and Gas Exploration and Development Corporation. Since January 2001, Mr Li became the Deputy General Manager of China Petroleum Hongkong (Holding) Limited and since December 2001, he also became the Chairman of Shenzhen Petroleum Industrial Co., Ltd. Since July 2006, Mr Li became the Vice-Chairman and General Manager of China Petroleum Hongkong (Holding) Limited, whilst remaining as the Chairman of Shenzhen Petroleum Industrial Co., Ltd. Mr Li has been appointed as the Vice President of the Company and the Vice-Chairman and General Manager of China Petroleum Hongkong (Holding) Limited since November 2007.
     Zhao Zhengzhang, aged 52, is a Vice President of the Company and concurrently the General Manager of the Exploration and Production Company of the Company. Mr Zhao is a senior engineer and holder of a master’s degree, and has nearly 25 years of working experience in China’s oil and gas industry. In June 1996, Mr Zhao was appointed as the Deputy Director of the New District Exploration Department of China National Petroleum Company. In November 1996, he was appointed as Deputy Director of the Exploration Bureau of China National Petroleum Company and Director of the New District Exploration Department. In October 1998, Mr Zhao was appointed as Deputy Director of the Exploration Department of China National Petroleum Company. In September 1999, he was appointed as a member of the Preparatory Group of CNPC Exploration and Production Company. In December 1999, Mr Zhao was appointed as Deputy General Manager of CNPC Exploration and Production Company. In January 2005, he was appointed as Senior Executive and Deputy General Manager of CNPC Exploration and Production Company. In January 2006, he was appointed as the General Manager of CNPC Exploration and Production Company. In May 2008, Mr Zhao was appointed as a Vice President of the Company and the General Manager of the Exploration and Production Company.
     Lin Aiguo, aged 50, is the Chief Engineer of the Company. Mr Lin is a professor-level senior engineer and holds a college degree. He has over 30 years of working experience in China’s oil and petrochemical industry. Mr Lin has been the Deputy Manager and the Standing Deputy Manager of Shengli Refinery of Qilu Petrochemical Company from July 1993, the Deputy General Manager of Dalian West Pacific Petrochemical Co. Ltd. from May 1996, the General Manager of Dalian West Pacific Petrochemical Co. Ltd. from August 1998. Mr Lin became the General Manager of Refining & Marketing Company of the Company since December 2002. Mr Lin has been appointed as the Chief Engineer of the Company since June 2007.
     Wang Daofu, aged 53, is the General Geologist of the Company and Director of the Exploration and Development Institute. Mr Wang is a professor-level senior engineer and holder of a doctorate degree. He has over 25 years of working experience in China’s oil and gas industry. Mr Wang was appointed as the Deputy General Manager of Changqing Oilfield Company since September 1999 and the General Manager since January 2003. He was elected as one of the representatives of the 11th NPC in 2008. He became the Chief Geologist of the Company since May 2008.
     Huang Weihe, aged 51, is the Chief Engineer of the Company and the General Manager of PetroChina Natural Gas and Pipelines Company. Mr Huang is a professor-level senior engineer and holder of a doctorate degree. He has over 25 years of working experience in China’s oil and gas industry. In December 1998, he was appointed as Deputy Director of the Petroleum and Pipelines Bureau. In November 1999, he was appointed Deputy Director of the Petroleum and Pipelines Bureau and concurrently Chief Engineer. In October 2000, Mr Huang was appointed as the General Manager of PetroChina Pipelines Company and in May 2002, concurrently as the General Manger of PetroChina West-East Natural Gas Transmission Pipelines Company. In November 2002, Mr Huang was appointed as the General Manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In December 2002, he was appointed as the General Manager of PetroChina Natural Gas and Pipelines Company under the Company and the General Manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In February 2006, Mr Huang ceased to be the General Manager of PetroChina West-East Natural Gas Transmission Pipelines Company. In May 2008, Mr Huang was appointed as the Chief Engineer of the Company and the General Manager of PetroChina Natural Gas and Pipelines Company.
     Li Huaiqi, aged 59, is the Secretary to the Board of Directors. Mr Li is a senior economist. He has nearly 40 years of working experience in China’s oil and gas industry. Mr Li once worked in the Daqing Oilfield, the Liaohe Oilfield and the Huabei Oilfield and in the Nanhai Petroleum Company. From June 1992 to October 1998, Mr Li worked as the Deputy Director and Director of the Foreign Affairs Bureau of China National Petroleum Company.

From October 1998, Mr Li was appointed as Director of the International Cooperation Department (Foreign Affairs Bureau) of CNPC. Mr Li has been the Secretary to the Board of Directors since August 2001.

     2. Election or Retirement of Directors and Supervisors and the Appointment and Removal of Senior Management
     In accordance with the Articles of Association, the Company convened the 2007 Annual General Meeting on May 15, 2008, during which members of the Fourth Session of the Board of Directors and the shareholders’ representatives of the Fourth Session of the Supervisory Committee were elected. At the same time, employees of the Company elected 3 employees’ representatives, who formed the Fourth Session of the Supervisory Committee with the shareholders’ representatives.
     All members of the Third Session of the Board of Directors were elected members of the Fourth Session of the Board of Directors, with the exception of Mr Zheng Hu and Mr Gong Huazhang, who retired for age reasons, and Mr Duan Wende who has passed away. Six new members were added to the Fourth Session of the Board of Directors, namely Mr Wang Fucheng, Mr Li Xinhua, Mr Liao Yongyuan, Mr Wang Guoliang, Mr Li Yongwu and Mr Cui Junhui. Mr Li Yongwu and Mr Cui Junhui are independent non-executive directors.
     All members of the Third Session of the Supervisory Committee were elected members of the Fourth Session of the Board of Directors, with the exception of Mr Zhang Jinzhu, who retired for age reasons, and Mr Wang Fucheng and Mr Li Yongwu, who have resigned their respective positions as supervisors before they took up the positions of directors. Five new members were added to the Fourth Session of the Supervisory Committee, namely Mr Chen Ming, Mr Yu Yibo, Mr Wang Yawei, Ms Wang Shali and Mr Li Yuan. Mr Wang Yawei and Ms Wang Shali are supervisors representing employees and Mr Li Yuan is an independent supervisor.
     On May 16, 2008, the Company convened the first meeting of the Fourth Session of the Board of Directors, during which Mr Jiang Jiemin was elected the Chairman of the Company and Mr Zhou Jiping was elected the Vice Chairman. The Company appointed Mr Zhou Jiping as the President, Mr Zhao Zhengzhang as the Vice President, Mr Wang Daofu as the Chief Geologist, and Mr Huang Weihe as the Chief Engineer of the Company.
     In the afternoon on May 15, 2008, the Company convened the first meeting of the Fourth Session of the Supervisory Committee, during which Mr Chen Ming was elected the Chairman of the Fourth Session of the Supervisory Committee.
     3. Interests of Directors and Supervisors in the Share Capital of the Company
     As at December 31, 2008, none of the Directors or Supervisors had any interest and short positions in any shares, underlying shares or debentures of the Company or any associated corporation within the meaning of Part XV of the SFO required to be recorded in the register mentioned under Section 352 of the SFO or as otherwise notifiable to the Company and the

HKSE by the Directors and Supervisors pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”).

     4. Service Contracts of Directors and Supervisors
     No service contract existed or has been proposed between the Company or any of its subsidiaries with any of the above Directors or Supervisors. No Director or Supervisor has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation other than statutory compensation.
     5. Interests of Directors and Supervisors in Contracts
     None of the Directors or Supervisors had any material personal interest, either directly or indirectly, in any contract of significance to which the Company or any of its subsidiaries was a party to during the year.
     6. Remuneration Policy of the Senior Management
     Each member of the senior management of the Company has entered into a performance appraisal agreement with the Company. The Company’s senior management remuneration policy links financial interests of the senior management with the Group’s operating results and the performance of its shares in the market.
     7. Employees of the Group
     As at December 31, 2008, the Group had 477,780 employees (excluding temporary staff) and 52,414 retired members of staff.
     The number of employees by business segment is set out below:

		Percentage of total no. of
	Number of Employees	employees (%)
Exploration and Production	258,821	54.17
Refining and Marketing	127,493	26.68
Chemicals and Marketing	66,557	13.93
Natural Gas and Pipeline	20,053	4.20
Other*	4,856	1.02
Total	477,780	100.00

*	includes staff of the Company’s headquarters, specialised subsidiaries, Exploration & Development Research Institute, Planning & Engineering Institute, Petrochemical Research Institute and other units.

     The employee structure by profession as of December 31, 2008 is set out below:

	Number of Employees	Percentage of total no. of employees (%)
Production	289,845	60.66
Sales	23,013	4.82
Technology	52,043	10.89
Finance	9,923	2.08
Administration	80,927	16.94
Others	22,029	4.61
Total	477,780	100.00
     The education levels of employees as of December 31, 2008 is set out below:

	Number of Employees	Percentage of total no. of employees (%)
Master and above	8,947	1.87
University	91,764	19.21
Polytechnic college	101,851	21.32
Technical secondary school	47,537	9.95
Senior middle school, secondary vocational school or below	227,681	47.65
Total	477,780	100.00
     8. Employee Welfare Plans
     Details on employee welfare plans of the Company are set out in note 34 to the financial statements prepared in accordance with IFRS in this annual report.

INFORMATION ON CRUDE OIL AND NATURAL GAS RESERVES
The following table sets forth the Company’s estimated proved reserves and proved developed reserves as at December 31, 2006, 2007 and 2008. This table is formulated on the basis of reports prepared by DeGolyer and MacNaughton and Gaffney, Cline & Associates, each an independent engineering consultancy company.

			Combined
	Crude Oil	Natural Gas	(millions of
	(million of	(billion	barrels of oil
	barrels)	cubic feet)	equivalent)
Proved Developed and Undeveloped Reserves
Reserves as of December 31, 2006 (the basis date)	11,618.0	53,469.2	20,529.4
Revisions of previous estimates	83.7	-1,063.0	-93.4
Extensions and discoveries	763.9	6,331.4	1,819.1
Improved recovery	78.8	0	78.8
Production for the year	-838.8	-1,627.0	-1,110.0
Reserves as of December 31, 2007 (the basis date)	11,705.6	57,110.6	21,223.9
Revisions of previous estimates	-574.0	-636.3	-680.0
Extensions and discoveries	885.4	6,579.0	1,982.0
Improved recovery	75.0	0	75.0
Production for the year	-870.7	-1,864.1	-1,181.4
Reserves as of December 31, 2008 (the basis date)	11,221.3	61,189.2	21,419.5
Proved Developed Reserves
As of December 31, 2006 (the basis date)	9,185.2	22,563.9	12,945.8
As of December 31, 2007 (the basis date)	9,047.1	26,047.1	13,388.3
As of December 31, 2008 (the basis date)	8,324.1	26,666.8	12,768.6

REPORT OF THE AUDITORS
PwC ZT Shen Zi (2009) No. 10001
(Page 1/2)
To the Shareholders of PetroChina Company Limited:
     We have audited the accompanying financial statements of PetroChina Company Limited (the “Company”), which comprise the consolidated and company balance sheets as at December 31, 2008, and the consolidated and company income statements, the consolidated and company cash flow statements and the consolidated and company statements of changes in equity for the year then ended and notes to these financial statements.
1. Management’s Responsibility for the financial statements
     Management is responsible for the preparation of these financial statements in accordance with the Accounting Standards for Business Enterprises. This responsibility includes:
     (i) Designing, implementing and maintaining internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error;
     (ii) Selecting and applying appropriate accounting policies; and
     (iii) Making accounting estimates that are reasonable in the circumstances.
2. Auditor’s responsibility
     Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Auditing Standards for Certified Public Accountants of China. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

PwC ZT Shen Zi (2009) No. 10001
(Page 2/2)
     An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the management, as well as evaluating the overall presentation of the financial statements.
     We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
3. Opinion
     In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated and company’s financial position of the Company and of the Group as at December 31, 2008, and their financial performance and cash flows for the year then ended in accordance with the Accounting Standards for Business Enterprises.

PricewaterhouseCoopers Zhong Tian	Certified Public
CPAs Limited Company	Accountant	Heping Feng

Shanghai, the People’s Republic of	Certified Public
China, March 25, 2009	Accountant	Liwen Zhang

PETROCHINA COMPANY LIMITED
CONSOLIDATED AND COMPANY BALANCE SHEETS
AS AT DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)

		December	December	December	December
		31, 2008	31, 2007	31, 2008	31, 2007
ASSETS	Notes	The Group	The Group	The Company	The Company
			Note 5&10		Note 5

Current assets
Cash at bank and on hand	8(1)	45,879	92,590	31,759	78,332
Notes receivable	8(2)	4,314	4,735	3,878	3,988
Accounts receivable	8(3a)	16,756	18,565	2,170	2,131
Advances to suppliers	8(4)	37,394	20,441	20,896	16,086
Interest receivable		21	109	18	109
Dividends receivable		60	18	129	85
Other receivables	8(3b)	6,076	15,587	14,637	24,173
Inventories	8(5)	90,670	88,496	81,189	70,284
Current portion of non- current assets		136	59	136	59
Other current assets		25,677	2	24,241	2

Total current assets		226,983	240,602	179,053	195,249

Non-current assets
Available-for-sale financial assets	8(6)	1,973	2,648	941	1,456
Long-term equity investments	8(7)	28,036	25,265	136,041	107,003
Fixed assets	8(8)	254,996	248,037	204,532	199,386
Oil and gas properties	8(9)	472,845	406,588	321,473	271,576
Construction in progress	8(11)	160,437	105,661	135,501	85,597
Construction materials	8(10)	11,289	6,927	9,736	5,455
Fixed assets pending disposal		293	287	287	282
Intangible assets	8(12)	23,554	20,022	19,096	16,356
Goodwill		148	—	148	—
Long-term prepaid expenses	8(13)	13,318	12,045	11,299	9,924
Deferred tax assets	8(26)	496	305	—	—
Other non-current assets		533	748	—	—

Total non-current assets		967,918	828,533	839,054	697,035

TOTAL ASSETS		1,194,901	1,069,135	1,018,107	892,284

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED
CONSOLIDATED AND COMPANY BALANCE
SHEETS AS AT DECEMBER 31, 2008 (CONTINUED)
(All amounts in RMB millions unless otherwise stated)

		December	December	December	December
LIABILITIES AND		31, 2008	31, 2007	31, 2008	31, 2007
SHAREHOLDERS’ EQUITY	Notes	The Group	The Group	The Company	The Company
			Note5&10		Note 5

Current liabilities
Short-term borrowings	8(15)	87,217	18,734	95,913	17,898
Notes payable	8(16)	433	1,143	—	—
Accounts payable	8(17)	118,197	104,468	85,013	66,877
Advances from customers	8(18)	12,968	12,433	10,985	10,443
Employee compensation payable	8(19)	6,363	11,585	5,395	10,751
Taxes payable	8(20)	15,186	22,895	9,067	13,793
Interest payable		155	173	37	61
Dividends payable		127	89	—	—
Other payables	8(21)	17,576	15,322	15,266	43,873
Provisions	8(22)	568	715	58	75
Current portion of non-current liabilities	8(23)	5,544	11,652	5,373	9,029
Other current liabilities		3	13	—	—

Total current liabilities		264,337	199,222	227,107	172,800

Non-current liabilities
Deferred income		211	76	186	62
Long-term borrowings	8(24)	28,684	35,305	23,362	29,044
Debentures payable	8(25)	4,143	4,383	3,500	3,500
Long-term payables		57	57	56	56
Grants payable		768	774	711	710
Provisions	8(22)	36,262	24,761	23,854	15,307
Deferred tax liabilities	8(26)	12,588	21,027	1,966	8,110
Other non-current liabilities		126	128	126	123

Total non-current liabilities		82,839	86,511	53,761	56,912

Total liabilities		347,176	285,733	280,868	229,712

Shareholders’ equity
Share capital	8(27)	183,021	183,021	183,021	183,021
Capital surplus	8(28)	115,315	122,312	127,960	128,160
Surplus reserves	8(29)	122,216	106,232	109,550	94,305
Undistributed profits	8(30)	373,793	329,605	316,708	257,086
Currency translation differences		(2,726)	(1,554)	—	—

Equity attributable to equity holders of the Company		791,619	739,616	737,239	662,572

Minority interest	8(31)	56,106	43,786	—	—

Total shareholders’ equity		847,725	783,402	737,239	662,572

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,194,901	1,069,135	1,018,107	892,284

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED
CONSOLIDATED AND COMPANY INCOME STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)

		2008	2007	2008	2007
		The	The	The	The
Items	Notes	Group	Group	Company	Company
			Note 5&10		Note 5

Operating income	8(32)	1,071,146	836,353	771,025	595,734
Less: Cost of sales	8(32)	(683,677)	(479,464)	(587,821)	(400,719)
Tax and levies on operations	8(33)	(116,460)	(68,758)	(67,810)	(41,786)
Selling expenses		(46,189)	(41,345)	(37,235)	(33,293)
General and administrative expenses		(53,211)	(46,379)	(39,924)	(32,335)
Finance expenses	8(34)	(2,245)	(2,658)	(903)	(1,331)
Asset impairment losses	8(35)	(24,765)	1,742	(22,971)	1,526
Add: Investment income	8(36)	4,733	6,528	98,693	57,614

Operating profit		149,332	206,019	113,054	145,410

Add: Non-operating income	8(37a)	18,067	2,543	16,016	2,179
Less: Non-operating expenses	8(37b)	(6,299)	(4,380)	(5,115)	(3,968)

Profit before taxation		161,100	204,182	123,955	143,621

Less: Taxation	8(38)	(35,154)	(49,871)	3,747	(10,956)

Net profit		125,946	154,311	127,702	132,665

Including: Net profit earned by Sun World Limited before the combination		3,934	2,824	—	—
Net profit attributable to equity holders of the Company		113,798	145,867	127,702	132,665
Minority interest		12,148	8,444	—	—
Earnings per share (based on Group’s net profit attributable to equity holders of the Company)
Basic earnings per share (RMB Yuan)	8(39)	0.62	0.81	0.70	0.74
Diluted earnings per share (RMB Yuan)	8(39)	0.62	0.81	0.70	0.74

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED
CONSOLIDATED AND COMPANY CASH FLOW
STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)

		2008	2007	2008	2007
		The	The	The	The
Items	Notes	Group	Group	Company	Company
			(Note 5&10)		(Note 5)

Cash flows from operating activities
Cash received from sales of goods and rendering of services		1,253,493	966,715	877,363	695,780
Refund of taxes and levies		14,265	1,047	12,853	854
Cash received relating to other operating activities		10,181	697	14,926	2,237

Sub-total of cash inflows		1,277,939	968,459	905,142	698,871

Cash paid for goods and services		(724,666)	(459,709)	(597,873)	(415,800)
Cash paid to and on behalf of employees		(67,285)	(50,667)	(49,369)	(35,378)
Payments of taxes and levies		(255,671)	(189,073)	(133,299)	(92,248)
Cash paid relating to other operating activities		(53,514)	(56,797)	(75,461)	(54,287)

Sub-total of cash outflows		(1,101,136)	(756,246)	(856,002)	(597,713)

Net cash flows from operating activities	8(40a)	176,803	212,213	49,140	101,158

Cash flows from investing activities
Cash received from disposal of investments		10,788	7,927	8,077	1,389
Consolidation of PetroKazakhstan Inc.		—	1,542	—	—
Deregistration of wholly owned subsidiaries to branches		—	—	63	32
Cash received from returns on investments		6,457	3,183	97,201	67,561
Cash received from disposal of subsidiaries		535	—	—	—
Net cash received from disposal of fixed assets,oil and gas properties, intangible assets and other long-term assets		472	1,014	342	425

Sub-total of cash inflows		18,252	13,666	105,683	69,407

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets		(224,000)	(181,449)	(176,455)	(137,395)
Cash paid to acquire investments		(10,512)	(20,434)	(29,254)	(19,468)
Including: Cash paid to purchase shares of listed subsidiaries		—	(149)	—	(149)

Sub-total of cash outflows		(234,512)	(201,883)	(205,709)	(156,863)

Net cash flows from investing activities		(216,260)	(188,217)	(100,026)	(87,456)

PETROCHINA COMPANY LIMITED
CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008 (CONTINUED)
(All amounts in RMB millions unless otherwise stated)

		2008	2007	2008	2007
		The	The	The	The
Items	Notes	Group	Group	Company	Company
			(Note 5&10)		(Note 5)

Cash flows from financing activities
Cash received from capital contributions		8,768	1,349	—	—
Including: Cash received from minority shareholders’ capital contributions to subsidiaries		8,768	1,349	—	—
Cash received from borrowings		157,240	57,492	131,035	43,308
Cash received from issuance of A shares	8(27)	—	66,243	—	66,243
Cash received relating to other financing activities		150	427	97	407

Sub-total of cash inflows		166,158	125,511	131,132	109,958

Cash repayments of borrowings		(98,037)	(57,401)	(61,602)	(38,782)
Cash payments for interest expenses and distribution of dividends or profits		(60,348)	(73,509)	(57,124)	(69,199)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders		(2,738)	(4,829)	—	—
Capital reduction		(3,754)	—	—	—
Cash payments relating to other financing activities		(158)	(470)	(93)	(376)

Sub-total of cash outflows		(162,297)	(131,380)	(118,819)	(108,357)

Net cash flows from financing activities		3,861	(5,869)	12,313	1,601

Effect of foreign exchange rate changes on cash and cash equivalents		(112)	(221)	—	—

Net(decrease) / increase in cash and cash equivalents		(35,708)	17,906	(38,573)	15,303

Add: Cash and cash equivalents at beginning of the year	8(40b)	68,652	50,746	60,332	45,029

Cash and cash equivalents at end of the year	8(40c)	32,944	68,652	21,759	60,332

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN
EQUITY FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)

		Shareholders’ equity attributable to the Company
						Currency		Total
		Share	Capital	Surplus	Undistributed	translation	Minority	shareholders’
Items	Notes	capital	surplus	reserves	profits	differences	interest	equity

Balance at December 31, 2006		179,021	59,797	89,928	213,255	(534)	26,128	567,595

Acquisition of Sun World Limited	10	—	25	—	3,758	(37)	835	4,581
Significant accounting policy changes	5	—	—	—	47,546	(149)	4,588	51,985

Balance at January 1, 2007		179,021	59,822	89,928	264,559	(720)	31,551	624,161

Changes in the year of 2007		4,000	62,490	16,304	65,046	(834)	12,235	159,241

Net profit		—	—	—	145,867	—	8,444	154,311

Gains or losses recognised directly in equity		—	247	—	—	(834)	(836)	(1,423)

Currency translation differences		—	—	—	—	(834)	(840)	(1,674)
Purchase of minority interest in subsidiaries		—	(109)	—	—	—	(69)	(178)
Fair value changes of available-for-sale financial assets		—	286	—	—	—	22	308
Other		—	70	—	—	—	51	121

Sub-total		—	247	—	145,867	(834)	7,608	152,888

Shareholders’ contribution and withdrawal		4,000	62,243	—	—	—	9,450	75,693

Capital contribution by shareholders — issuance of A shares	8(27)	4,000	62,243	—	—	—	—	66,243
Capital contribution by shareholders — other		—	—	—	—	—	1,349	1,349
Consolidation of PetroKazakhstan Inc.		—	—	—	—	—	8,101	8,101

Profit distribution		—	—	16,304	(80,821)	—	(4,823)	(69,340)

Appropriation to surplus reserves		—	—	12,768	(12,768)	—	—	—
Special reserves — Safety Fund	5	—	—	3,536	(3,536)	—	—	—
Distribution to shareholders	8(30)	—	—	—	(64,517)	—	(4,823)	(69,340)

Balance at December 31, 2007		183,021	122,312	106,232	329,605	(1,554)	43,786	783,402

Balance at January 1, 2008		183,021	122,312	106,232	329,605	(1,554)	43,786	783,402

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008 (CONTINUED)
(All amounts in RMB millions unless otherwise stated)

		Shareholders’ equity attributable to the Company
						Currency		Total
		Share	Capital	Surplus	Undistributed	translation	Minority	shareholders’
Items	Notes	capital	surplus	reserves	profits	differences	interest	equity

Changes in the year of 2008		—	(6,997)	15,984	44,188	(1,172)	12,320	64,323

Net profit		—	—	—	113,798	—	12,148	125,946

Losses recognised directly in equity		—	(6,936)	—	—	(1,172)	(2,127)	(10,235)

Currency translation differences		—	—	—	—	(1,172)	(1,504)	(2,676)
Purchase of minority interest in subsidiaries		—	(17)	—	—	—	(160)	(177)
Acquisition of Sun World Limited	10	—	(6,693)	—	—	—	—	(6,693)
Fair value changes of available-for-sale financial assets		—	(237)	—	—	—	(36)	(273)
Disposal of subsidiaries		—	—	—	—	—	(429)	(429)
Other		—	11	—	—	—	2	13

Sub-total		—	(6,936)	—	113,798	(1,172)	10,021	115,711

Shareholders’ contribution and withdrawal		—	(61)	—	—	—	5,075	5,014

Capital contribution by shareholders — other		—	—	—	—	—	8,768	8,768
Capital reduction		—	(61)	—	—	—	(3,693)	(3,754)

Profit distribution		—	—	15,984	(69,610)	—	(2,776)	(56,402)

Appropriation to surplus reserves		—	—	12,770	(12,770)	—	—	—
Special reserves — Safety Fund		—	—	3,214	(3,214)	—	—	—
Distribution to shareholders	8(30)	—	—	—	(52,835)	—	(2,776)	(55,611)
Dividends to Sun World Limited equity holder from Sun World Limited pre-acquisition		—	—	—	(791)	—	—	(791)

Balance at December 31, 2008		183,021	115,315	122,216	373,793	(2,726)	56,106	847,725

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED
COMPANY STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)

						Total
		Share	Capital	Surplus	Undistributed	shareholders’
Items	Notes	capital	surplus	reserves	profits	equity

Balance at December 31, 2006		179,021	63,348	78,828	177,618	498,815

Significant accounting policy changes	5	—	2,312	—	26,797	29,109

Balance at January 1, 2007		179,021	65,660	78,828	204,415	527,924

Changes in the year of 2007		4,000	62,500	15,477	52,671	134,648

Net profit		—	—	—	132,665	132,665

Gain recognised directly in equity		—	257	—	—	257

Currency translation differences		—	(3)	—	—	(3)
Fair value changes of available-for-sale financial assets		—	260	—	—	260

Sub-total		—	257	—	132,665	132,922

Shareholders’ contribution and withdrawal		4,000	62,243	—	—	66,243

Capital contribution by shareholders — issuance of A shares		4,000	62,243	—	—	66,243

Profit distribution		—	—	15,477	(79,994)	(64,517)

Appropriation to surplus reserves		—	—	12,768	(12,768)	—
Special reserves — Safety Fund	5	—	—	2,709	(2,709)	—
Distribution to shareholders		—	—	—	(64,517)	(64,517)

Balance at December 31, 2007		183,021	128,160	94,305	257,086	662,572

Balance at January 1, 2008		183,021	128,160	94,305	257,086	662,572

Changes in the year of 2008		—	(200)	15,245	59,622	74,667

Net profit		—	—	—	127,702	127,702

Losses recognised directly in equity		—	(200)	—	—	(200)

Currency translation differences		—	(1)	—	—	(1)
Fair value changes of available-for-sale financial assets		—	(199)	—	—	(199)

Sub-total		—	(200)	—	127,702	127,502

Profit distribution		—	—	15,245	(68,080)	(52,835)

Appropriation to surplus reserves		—	—	12,770	(12,770)	—
Special reserves — Safety Fund		—	—	2,475	(2,475)	—
Distribution to shareholders		—	—	—	(52,835)	(52,835)

Balance at December 31, 2008		183,021	127,960	109,550	316,708	737,239

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)

1	COMPANY BACKGROUND
     PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation (“CNPC”) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the State Economic and Trade Commission of the People’s Republic of China (the “China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business in exploration, development, production and sale of crude oil and natural gas, refining and marketing of petroleum products, production and sale of chemicals and research and development activities, and the related assets and liabilities into the Company. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.
     The Group is principally engaged in the exploration, development and production and sale of crude oil and natural gas; the refining, transportation, storage and marketing of crude oil and petroleum products; the production and sale of chemicals; and the transmission, marketing and sale of natural gas. The principal subsidiaries of the Group are listed in Note 7.
     The financial statements were approved by the Board of Directors on March 25, 2009.

2	BASIS OF PREPARATION
     The financial statements of the Group are prepared in accordance with the Basic Standard and 38 specific standards of Accounting Standards for Business Enterprises issued by the Ministry of Finance (the “MOF”) on February 15, 2006, Application Guidance of Accounting Standard for Business Enterprises, Interpretation of Accounting Standards for Business Enterprises and other regulations issued thereafter (hereafter referred to as the “Accounting Standard for Business Enterprises”, “China Accounting Standards” or “CAS”).

3	STATEMENT OF COMPLIANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES
     The consolidated and the company’s financial statements for the year ended December 31, 2008 truly and completely present the financial position of the Group and the Company as of December 31, 2008 and their financial performance and their cash flows for the year then ended in compliance with the Accounting Standards for Business Enterprises.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)

4	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES
     (1) Accounting Period
     The accounting period of the Group starts on January 1 and ends on December 31.
     (2) Recording Currency
     The recording currency of the Company and most of its subsidiaries is Renminbi (“RMB”). The Group’s consolidated financial statements are presented in RMB.
     (3) Mearsurement properties
     Generally are measured at historical cost unless otherwise stated at fair value, net realisable value or present value of the estimated future cash flow expected to be drived.
     (4) Foreign Currency Translation
     (a) Foreign currency transactions
     Foreign currency transactions are translated into RMB at the exchange rates prevailing at the date of the transactions.
     Monetary items denominated in foreign currencies at the balance sheet date are translated into RMB at the exchange rates prevailing at the balance sheet date. Exchange differences arising from these translations are recognised in the income statement except for those arising from foreign currency specific borrowings for the acquisition, construction of qualifying assets in connection with capitalisation of borrowing costs. Non-monetary items denominated in foreign currencies measured at historical cost are translated into RMB at the historical exchange rates prevailing at the date of the transactions at the balance sheet date.
     (b) Translation of financial statements represented in foreign currency
     Assets and liabilities of each balance sheet of the foreign operations are translated into RMB at the closing rates at the balance sheet date, while the equity items are translated into RMB at the exchange rates at the date of the transactions, except for the retained earnings. Income and expenses for each income statement of the foreign operations are translated into RMB at the average exchange rates for the year. The currency translation differences resulted from the above-mentioned translations are recognised as a separate component of equity. The cash flows denominated in foreign currencies and cash flows of overseas subsidiaries are translated into RMB at the approximate exchange rates at the date of the transactions. The impact on the cash flow resulted from the foreign currency translation is presented in the cash flow statement separately.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     (5) Cash and Cash Equivalents
     In the cash flow statement, cash refers to all cash on hand and deposit held at call with banks. Cash equivalents refer to short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
     (6) Financial Assets
     Financial assets are classified into the following categories at initial recognition: financial assets at fair value through profit or loss, loans and receivables, available-for-sale financial assets and held-to-maturity investments. The classification depends on the Group’s intention and the ability to hold the financial assets. The Group only holds loans and receivables and available-for-sale financial assets during the reporting period.
     (a) Loans and receivables
     Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, including accounts receivable, notes receivable, other receivables and cash at bank and on hand.
     (b) Available-for-sale financial assets
     Available-for-sale financial assets are non-derivative that are either designated in this category at initial recognition or not classified in any of the other categories. They are included in other current assets on the balance sheet if they are intended to be sold within 12 months of the balance sheet date.
     (c) Recognition and measurement
     Financial assets are recognised at fair value on the balance sheet when the Group becomes a party to the contractual provisions of the instrument. Related transaction costs of loans and receivables and available-for-sale financial assets are recognised into the initial recognition costs. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or all substantial risks and rewards of ownership have been transferred to the transferee.
     Available-for-sale financial assets are subsequently measured at fair value. The investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at cost. Loans and receivables are stated at amortised costs using the effective interest method.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     Changes in the fair values of available-for-sale financial assets are recorded into equity except for impairment losses and foreign exchange gains and losses arising from the transaction of monetary financial assets denominated in foreign currencies. When the financial asset is derecognised, the cumulative changes in fair value previously recognised in equity will be recognised in the income statement. The interest of the available-for-sale debt instruments calculated using the effective interest method is recognised as investment income. The cash dividend from the available-for-sale equity instruments is recognised as investment income when the dividend is declared.
     (d) Impairment of financial assets
     The Group assesses the carrying amount of financial assets at each balance sheet date. If there is objective evidence that a financial asset is impaired, an impairment provision shall be made.
     If a financial asset carried at amortised cost is impaired, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flow (excluding future credit losses that have not been incurred). If there is objective evidence that can prove the value of such financial asset has been recovered, and that it is related to events occurring subsequent to the recognition of impairment, the previously recognised impairment losses shall be reversed and the amount of the reversal will be recognised in the income statement.
     When there is significant or non-temporary decline in the fair value of an available-for-sale financial asset, the cumulative losses that have been recognised in equity as a result of the decline in the fair value shall be removed from equity and recognised as impairment losses in the income statement. For an investment in debt instrument classified as available-for-sale on which impairment losses have been recognised, if in a subsequent period the fair value increases and the increase can be objectively related to an event occurring after the impairment losses were recognised, the previously recognised impairment losses shall be reversed, and recognised in the income statement. For an investment in an equity instrument classified as available-for-sale on which impairment losses have been recognised in a subsequent period, if its fair value increases and the increase can be objectively related to an event occurring after the impairment losses were recognised in the income statement, the impairment losses shall be reversed and directly recognised in equity.
     (7) Inventories
     Inventories include crude oil and other raw materials, work in progress, finished goods and turnover materials, and are presented at the lower of cost and net realisable value.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     Cost of inventories is determined primarily using the weighted average method. The cost of finished goods and work in progress comprises cost of raw materials, direct labour and production overheads allocated based on normal operating capacity. Turnover materials include low cost consumables and packaging materials. Low cost consumables are amortized with graded amortisation method and packaging materials are expensed off in full.
     Provision for decline in the value of inventories is measured as the excess of the carrying value of the inventories over their net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost to completion and estimated selling expenses and related taxes.
     The Group adopts perpetual inventory system.
     (8) Long-term Equity Investments
     Long-term equity investments comprise the Company’s equity investments in subsidiaries, and the Group’s equity investments in jointly controlled entities and associates.
     (a) Subsidiaries
     Subsidiaries are those entities over which the Group is able to control, i.e. has the power to govern the financial and operating policies so as to obtain benefits from the operating activities of these investees. The potential voting rights, including currently convertible company bonds and exercisable share warrants, are considered when assessing whether the Group has controls over the investees. Investments in subsidiaries are accounted for at cost in the financial statements of the Company and are consolidated after being adjusted by the equity method accounting in consolidated financial statements.
     Long-term equity investments accounted for at cost are measured at the initial investment cost. The cash dividends or profit distributions declared by the investees are recognised as investment income in current period which are limited to the accumulated profits of the investee arising after the investment was made. The cash dividends or profit distributions received in excess of such amounts are recorded as a recovery of investment.
     A listing of the Group’s principal subsidiaries is set out in Note 7.
     (b) Jointly controlled entities and associates
     Jointly controlled entities are those over which the Group is able to exercise joint control together with other ventures. Associates are those in which the Group has significant influence over the financial and operating policies.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     The investments in jointly controlled entities and associates are accounted for using the equity method accounting. The excess of the initial cost of the investment over the share of the fair value of the investee’s net identifiable assets is included in the initial cost of the investment. While the excess of the share of the fair value of the investee’s net identifiable assets over the cost of the investment is instead recognised in the income statement in the period in which the investment is acquired and the cost of the long-term equity investment is adjusted accordingly.
     Under the equity method accounting, the Group’s share of its investees’ post-acquisition profits or losses is recognised in the income statement. When the Group’s share of losses of an investee equals or exceeds the carrying amount of the long-term equity investment and other long-term interests which substantively form the net investment in the investee, the Group does not recognise further losses, unless it has obligations to bear extra losses which meet the criteria of recognition for liabilities according to the related standards for contingencies. Movements in the investee’ owner’s equity other than profit or loss should be proportionately recognised in the Group’s capital surplus, provided that the share interest of the investee remained unchanged. The share of the investee’s profit distribution or cash dividends declared is accounted for as a reduction of the carrying amount of the investment upon declaration. The profits or losses arising from the intra-group transactions between the Group and its investees are eliminated to the extent of the Group’s interests in the investees, on the basis of which the investment income or losses are recognised. The loss on the intra-group transaction between the Group and its investees, of which nature is asset impairment, is recognised in full amount, and the relevant unrealised loss is not allowed to be eliminated.
     (9) Fixed Assets
     Fixed assets comprise buildings, equipment and machinery, motor vehicles and other. Fixed assets purchased or constructed are initially recorded at cost. The fixed assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.
     Subsequent expenditures for fixed assets are included in the cost of fixed assets only when it is probable that in future economic benefits associated with the items will flow to the Group and the cost of the items can be measured reliably. The carrying amount of the replaced part is derecognised. All other subsequent expenditures are charged to the income statement during the financial period in which they are incurred.
     Fixed assets are depreciated using the straight-line method based on their costs less estimated residual values over their estimated useful lives. For those fixed assets being provided for impairment loss, the related depreciation charge is determined based on the carrying amounts less impairment over their remaining useful lives.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     The estimated useful lives, estimated residual value ratios and annual depreciation rates of the fixed assets are as follows:

		Estimated residual	Annual depreciation
	Estimated useful lives	value ratio %	rate %

Buildings	8 to 40 years	5	2.4 to 11.9
Equipment and Machinery	4 to 30 years	3 to 5	3.2 to 24.3
Motor Vehicles	4 to 14 years	5	6.8 to 25.0
Other	5 to 12 years	5	7.9 to 19.0
     The estimated useful lives, estimated residual values and depreciation method of the fixed assets are reviewed, and adjusted if appropriate, at year end.
     An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its recoverable amount (Note 4(15)).
     The carrying amounts of fixed assets are derecognised when the fixed assets are disposed or no future economic benefits are expected from their use or disposal. When fixed assets are sold, transferred, disposed or damaged, gains or losses on disposal are determined by comparing the proceeds with the carrying amounts of the assets, adjusted by related taxes and expenses, and are recorded in the income statement in the disposal period.
     (10) Oil and Gas Properties
     Oil and gas properties include the mineral interests in properties, wells and related facilities arising from oil and gas exploration and production activities.
     The costs of obtaining the mineral interests in properties are capitalised when they are incurred and are initially recognised at acquisition costs. Exploration license fee, production license fee, rent and other costs for retaining the mineral interests in properties, subsequent to the acquisition of the mineral interests in properties, are charged to the income statement.
     Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs. The non-drilling exploration costs are recorded in the income statement when incurred.
     Oil and gas development costs are capitalised as the respective costs of wells and related facilities for oil and gas development based on their intended use.
     The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. Future oil and gas price increases may extend the productive lives of crude oil and natural gas reservoirs beyond the current terms of the relevant production licenses. Payments on such licenses are made annually and are expensed as incurred.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     The oil and gas properties are amortised at the field level based on the unit of production method except for the mineral interests in unproved properties which are not subjected to depletion. Unit of production rates are based on oil and gas reserves estimated to be recoverable from exsiting facilities based on the current terms of production licenses. The oil and gas reserves estimates include only crude oil and condensate and natural gas which management believes can be reasonably produced within the current terms of these production licenses.
     The carrying amount of oil and gas properties other than the mineral interests in unproved properties is reduced to the recoverable amount when their recoverable amount is lower than their carrying amount. The carrying amount of the mineral interests in unproved properties is reduced to the fair value when their fair value is lower than their carrying amount (Note 4(15)).
      (11) Construction in progress
     Construction in progress is recognised at actual cost. The actual cost comprises construction costs, other necessary costs incurred and the borrowing costs eligible for capitalisation to prepare the asset for its intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month.
     Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs. The successful efforts method is used for the capitalisation of the drilling exploration costs. Drilling exploration costs included in the oil and gas exploration costs are capitalised as wells and related facilities when the wells are completed and economically proved reserves are found. Drilling exploration costs related to the wells without economically proved reserves less the net residual value are recorded in the income statement. The related drilling exploration costs for the sections of wells with economically proved reserves are capitalised as wells and related facilities, and the costs of other sections are recorded in the income statement. Drilling exploration costs are temporarily capitalised pending the determination of whether economically proved reserves can be found within one year of the completion of the wells. For wells that are still pending determination of whether economically proved reserves can be found after one year of completion, the related drilling exploration costs remain temporarily capitalised only if sufficient reserves are found in those wells and further exploration activities are required to determine whether they are economically proved reserves or not, and further exploration activities are under way or firmly planned and are about to be implemented. Otherwise the related costs are recorded in the income statement. If proved reserves are discovered in a well, for which the drilling exploration costs have been expensed previously, no adjustment should be made to the drilling exploration costs that were expensed, while the subsequent drilling exploration costs and costs for completion of the well are capitalised. The economically proved reserves are the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     (12) Intangible Assets
     Intangible assets include land use rights and patents, etc., and are initially recorded at cost. The intangible assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valued amount approved by the relevant authorities managing the state-owned assets.
     Land use rights are amortised using the straight-line method over 30 to 50 years. If it is impracticable to allocate the amount paid for the purchase of land use rights and buildings between the land use rights and the buildings on a reasonable basis, the entire amount is accounted for as fixed assets.
     Patent and other intangible assets are initially recorded at actual cost, and amortised using the straight-line method less than 10 years generally.
     The carrying amount of intangible assets is written down to its recoverable amount when the recoverable amount is lower than the carrying amount (Note 4(15)). The estimated useful lives and amortisation method of the intangible assets with finite useful life are reviewed, and adjusted if appropriate, at each financial year-end.
     (13) Research and Development
     Research expenditure incurred is recognised as an expense. Costs incurred on development projects are recognised as intangible assets to the extent that such expenditure is expected to generate future economic benefits.
     (14) Long-term Prepaid Expenses
     Long-term prepaid expenses include advance lease payments and other prepaid expenses that should be borne by current and subsequent periods and should be amortised over more than one year. Long-term prepaid expenses are amortised using the straight-line method over the expected beneficial periods and are presented at cost less accumulated amortisation.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     (15) Impairment of Non-current Assets
     Fixed assets, oil and gas properties except for mineral interests in unproved properties, intangible assets with finite useful life and long-term equity investments are tested for impairment if there is any indication that an asset may be impaired at the balance sheet date. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount if the impairment test indicates that the recoverable amount is less than its carrying amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the estimated future cash flow expected to be derived from the asset. Impairment should be assessed and recognised for each individual asset. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash flow.
     The mineral interests in unproved properties are tested annually for impairment. If the cost incurred to obtain a single property is significant, the impairment test is performed and the impairment loss is determined on the basis of the single property. If the cost incurred to obtain a single property is not significant and the geological structure features or reserve layer conditions are identical or similar to those of other adjacent properties, impairment tests are performed on the basis of a group of properties that consist of several adjacent mining areas with identical or similar geological structure features or reserve layer conditions.
     Once an impairment loss of these assets is recognised, it is not allowed to be reversed even if the value can be recovered in subsequent period.
     (16) Borrowing Costs
     Borrowing costs incurred that are directly attributable to the acquisition and construction of fixed assets, which require a substantial period of time for acquisition and construction activities to get ready for their intended use, are capitalised as part of the cost of the assets when capital expenditures and borrowing costs have already incurred and the activities of acquisition and construction necessary to prepare the assets to be ready for their intended use have commenced. The capitalisation of borrowing costs ceases when the assets are ready for their intended use. Borrowing costs incurred thereafter are expensed. Capitalisation of borrowing costs should be suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally, and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     (17) Borrowings
     Borrowings are recognised initially at fair value, net of transaction costs incurred, and subsequently stated at amortised cost using the effective interest method. The borrowings are classified as short-term borrowings if they need to be repaid within 12 months (12 months included) of the balance sheet date, and the others are classified as long-term borrowings.
     (18) Employee Compensation
     Employee compensation includes wages, salaries, allowances, employee welfare, social security contributions, housing funds, labour union funds, employee education funds and other relevant compensation incurred in exchange for services rendered by employees.
     Employee compensation is recognised as a liability during the period which employees render services, and it will be allocated into relevant costs and expenses to whichever the employee service is attributable.
     Compensation under the share appreciation right is measured based on the fair value of the liability incurred and is expensed over the vesting period. The liability is remeasured at each balance sheet date to its fair value until settlement with all the changes in liabilities recorded in the income statement.
     (19) Provisions
     Provisions for product guarantee, quality onerous contracts etc. are recognised when the Group has present obligations, and it is probable that an outflow of economic benefits will be required to settle the obligations, and the amounts can be reliably estimated.
     Provisions are measured at the best estimate of the expenditures expected to be required to settle the present obligation. Factors surrounding the contingencies such as the risks, uncertainties and the time value of money shall be taken into account as a whole in reaching the best estimate of provisions. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash flow. The increase in the discounted amount of the provision arising from the passage of time is recognised as interest expense.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     Asset retirement obligations which meet the criteria of provisions are recognised as provisions and the amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements, while a corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depleted as part of the costs of the oil and gas properties. Interest expenses from the assets retirement obligations for each period are recognised with the effective interest method during the useful life of the related oil and gas properties.
     If the conditions for the recognition of the provisions are not met, the expenditures for the decommissioning, removal and site cleaning will be expensed in the income statement when occurred.
     (20) Deferred Tax Assets and Deferred Tax Liabilities
     Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences (temporary differences) arising between the tax bases of assets and liabilities and their carrying amounts. The deductible losses, which can be utilised against the future taxable profit in accordance with tax law, are regarded as temporary differences and a deferred tax asset is recognised accordingly. The deferred tax assets and deferred tax liabilities are not accounted for the temporary differences resulting from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit (or deductible loss). Deferred tax assets and deferred tax liabilities are determined using tax rates that are expected to apply to the period when the related deferred tax asset is realised or the deferred tax liability is settled.
     Deferred tax assets of the Group are recognised for deductible temporary differences and deductible losses and tax credits to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, deductible losses and tax credits can be utilised.
     Deferred tax liabilities are recognised for temporary differences arising from investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognised for temporary differences arising from investments in subsidiaries, associates and jointly controlled entities, to the extent that, and only to the extent that, it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     Deferred tax assets and liabilities which meet the following conditions shall be presented on a net basis:
•	Deferred tax assets and liabilities are related to the income tax of the same entity within the Group levied by the same authority;

•	This entity is legally allowed to settle its current tax assets and liabilities on a net basis.
     (21) Revenue Recognition
     The amount of revenue is determined in accordance with the fair value of the contractual consideration received or receivable for the sales of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax, rebates, discounts and returns.
     Revenue is recognised when specific criteria have been met for each of the Group’s activities as described below:
     (a) Sales of goods
     Revenue from sales of goods is recognised when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, and retains neither continuing managerial involvement nor effective control over the goods sold, and it is probable that the economic benefits associated with the transaction will flow to the Group and related revenue and cost can be measured reliably.
     (b) Rendering of services
     The Group recognises its revenue from rendering of services under the percentage-of-completion (the “POC”) method. Under the POC method, revenue is recognised based on the costs incurred to date as a percentage of the total estimated costs to be incurred.
     (c) Transfer of the assets use rights
     Interest income is recognised on a time-proportion basis using the effective interest method.
     Revenue from operating lease is recognised using the straight-line method over the period of the lease.
     (22) Leases
     Leases that transfer substantially all the risks and rewards incidental to ownership of assets are classified as finance lease, and the Group had no significant finance lease.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.
     (23) Dividend Distribution
     Dividend distribution is recognised as a liability in the period in which it is approved by the shareholders.
     (24) Business Combination
     (a) Business combination under common control
     The consideration paid and the net assets obtained by the acquirer are measured at their carrying value. The difference between the carrying value of the net assets obtained and the carrying value of the consideration is adjusted against the capital surplus. If the capital surplus is not sufficient to be offset, the remaining balance is adjusted against retained earnings.
     Costs incurred directly attributable to the business combination are recorded in the income statement when incurred.
     (b) Business combination not under common control
     The acquisition costs paid and the identifiable net assets acquired by the acquirer are measured at their fair value at the acquisition date. Where the cost of combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised as goodwill. Where the cost of combination is less than the acquirer’s interest in the fair value of the acquirer’s identifiable net assets, the difference is recognised directly in the income statement.
     Costs which are directly attributable to the business combination are included in the cost of the combination.
     (25) Basis of Preparation of Consolidated Financial Statements
     The scope of consolidated financial statements includes the Company and its subsidiaries.
     Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Subsidiaries acquired through business combination under common control are consolidated from the day when they are under common control with the Company of the ultimate controlling party, and their net profit earned before the combination date shall be presented separately in the consolidated income statement.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     When the accounting policies and accounting periods of subsidiaries are not consistent with those of the Company, the Company will make necessary adjustments to the financial statements of the subsidiaries in accordance with the Company’s accounting policies and accounting periods. The financial statements of the subsidiaries acquired from the business combination not under common control are adjusted on the basis of the fair value of the identifiable net assets at the acquisition date when preparing the consolidated financial statements.
     All material intercompany balances, transactions and unrealised gains within the Group are eliminated upon consolidation. The portion of the shareholders’ equity of the subsidiaries that is not attributable to the parent is treated as minority interest and presented separately within shareholders’ equity in the consolidated balance sheet.
     (26) Segment Reporting
     A business segment is a distinguishable component of the Group that is engaged in providing an individual product or service or a group of related products or services and that is subject to risks and returns that are different from those of other business segments. A geographical segment is a distinguishable component of the Group that is engaged in providing products or services within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments.
     The Group uses the business segment as the primary reporting format and the geographical segment as the secondary reporting format.
     (27) Critical Accounting Estimates and Judgements
     Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
     The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below:

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     (a) Estimation of oil and natural gas reserves
     Oil and natural gas reserves are key factors in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the Group’s consolidated financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans.
     (b) Estimated impairment of fixed assets and oil and gas properties
     Fixed assets and oil and gas properties are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involve management estimates and judgements such as future prices of crude oil, refined products and chemical products and production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans. Favourable changes to some assumptions may allow the Group to avoid the need to impair any assets in these years, whereas unfavourable changes may cause the assets to become impaired.
     (c) Estimation of assets retirement obligations
     Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)

5	SIGNIFICANT ACCOUNTING POLICY CHANGES
     In accordance with the MOF’s Interpretation of Accounting Standards for Business Enterprise No. 2, as a listed company which issued both A shares and H shares, the Group should apply the same accounting policy and accounting estimate in recognising, measuring and reporting in respect of the same transaction. Accordingly, the Group changed the accounting for the depletion of its oil and gas properties from the straight-line to a unit-of-production method retrospectively in 2008 and restated the comparative figures in the financial statements prepared in accordance with the Chinese Accounting Standards. This resulted in increases of RMB 47,546 million and RMB 55,045 to the undistributed profits of the Group as of 1 January 2007 and 1 January 2008 respectively and of RMB 7,499 to the net profit attributable to the equity holders of the Company for the year ended 31 December 2007.
     In accordance with the relevant requirements of the State, the Group had, since 2007, accrued for a Safety Fund and the like by recognising them in the income statement and liabilities. In accordance with the MOF’s Cai Kuai Han [2008] No. 60 “Notice Regarding The Application of Accounting Standards for Business Enterprise in Preparing 2008 financial statements”, issued on December 26, 2008 and in compliance with the requirements of the MOF’s Interpretation of Accounting Standards for Business Enterprise (2008), the Group has, from 2008, recorded the Safety Fund as an appropriation of shareholders’ equity to a “Special Reserve-Safety Fund” as part of the Group’s Surplus reserves. When such expenses are incurred, it is recorded as a debit to “Special Reserve- Safety Fund” and credited to “Shareholders’ equity — Undistributed profits” and discontinued after the “Special Reserve- Safety Fund” is reduced to zero. The change was applied retrospectively and the comparative amounts in the financial statements prepared in accordance with the Chinese Accounting Standards have been restated. This resulted in an increase of RMB 2,652 in the net profit attributable to the Company’s equity holders of the Group for the year ended 31 December 2007, a decrease of RMB 884 in the undistributed profits and an increase of RMB 3,536 in Surplus reserves at December 31, 2007.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)

6	TAXATION
     The principal taxes and related tax rates of the Group are presented as below:

Types of taxes	Tax rate	Tax basis

Value Added Tax (the “VAT”)	13% or 17%	Based on taxable value added amount. Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less current period’s deductible VAT input.

Resource Tax	Based on quantities	RMB 14 -30 yuan per ton for crude oil, and RMB 7-15 yuan per thousand of cubic meter for natural gas.

Business Tax	3%	Based on income generated from transportation of crude oil and natural gas.

Consumption Tax	Based on quantities	RMB 0.2 yuan per litre for unleaded gasoline, RMB 0.1 yuan per litre for diesel. RMB 0.2 yuan per litre for naphtha, solvent oil and lubricant and RMB 0.1 yuan per litre for fuel oil.

Corporate Income Tax	15% or 25%	Based on taxable income.

Mineral Resources Compensation Fee	1%	Based on the revenue from sales of crude oil and natural gas.

Crude Oil Special Levy	20% to 40%	Base on the sales of domestic crude oil at prices higher than a specific level.

City Maintenance and Construction Tax	1%, 5% or 7%	Based on the actual paid business tax, VAT and consumption tax.
     From January 1, 2008, the corporate income tax rate applicable to the Group is reduced to 25% replacing the previously applicable tax rate of 33%.
     In accordance with the regulations by the State Administration of Taxation (the “SAT”) and MOF Cai Shui [2004] No. 156 “Notice of the MOF and the SAT on the Issues related to the expanding the deduction scope of VAT in the Northeast Area of China”, some branches and subsidiaries of the Company deduct the input VAT included in the purchased fixed assets, goods or taxable services for self-manufacturing of fixed assets and transportation expenses paid for fixed assets against the VAT incurred in current year. The unused input VAT for the year can be carried forward to the following years if there is no VAT incurred or the VAT incurred is not sufficient.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     In accordance with the SAT Guo Shui Han [2007] No. 434 “Supplemental Notice of the SAT on Reporting Taxable Income on a Consolidated Basis by PetroChina Company Limited”, Guo Shui Han [2004] No. 1072 “Notice of the SAT on Reporting Taxable Income on a Consolidated Basis by PetroChina Company Limited” and Guo Shui Han [2001] No. 434 “Supplemental Notice of the SAT on Reporting Taxable Income on a Consolidated Basis by PetroChina Company Limited”), the Company and its affiliates included under this consolidated basis pay income taxes with a method of “uniform calculation, hierarchical management, on-site prepayment and centralised settlement”.
     In accordance with the SAT Guo Shui Fa [2002] No. 47 “Notice of the SAT on the Detailed Implementation Opinions of Fulfilling the Tax Policies related to the Great Development of the Western China”, some branches of the Company got the approval for the preferential tax rate of 15% in 2002 and the preferential tax rate will be valid until 2010. In accordance with the regulations by the Central People’s Government of the People’s Republic of China (the “GOV”) Guo Fa [2007] No. 39 “Notice of the GOV on the transitional preferential policy of Corporate Income Tax”, the above preferential tax rate will be valid continuously until 2010, when the policy will expire.
     In accordance with Cai Shui [2002] No. 111 “Notice of the MOF and the SAT on Tax Policy related to the West-East Pipeline Project”, the application tax rate for the West-East pipeline branch of the Company is 15%. While in accordance with Guo Fa [2007] No. 39 “Notice of the GOV on the transitional preferential policy of Corporate Income Tax”, the above preferential tax policy will cease to implement. Therefore from 2008 the application tax rate for the West-East pipeline branch of the Company is 25%.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)

7	PRINCIPAL SUBSIDIARIES

	Country of	Registered		Attributable equity interest %		Attributable voting rights %
Company name	incorporation	capital	Principal activities	Direct	Indirect	Direct	Indirect

Daqing Oilfield Company Limited	PRC	47,500	Exploration, production and sale of crude oil and natural gas	100.00	—	100.00	—

CNPC Exploration and Development Company Limited	PRC	16,100	Exploration, production and sale of crude oil and natural gas in and outside the PRC	50.00	—	57.14	—

Daqing Yu Shu Lin Oilfield Company Limited	PRC	1,272	Exploration, production and sale of crude oil and natural gas	—	88.16	—	88.16

PetroKazakhstan Inc.	Canada	US Dollar (“USD”) 1,265 million	Exploration, production and sale of crude oil and natural gas outside the PRC	—	67.00	—	67.00

PetroChina Hong Kong Limited	HK	HK Dollar (“HKD”) 7,592 million	Investment holding. The principal activities of its subsidiaries, the associates and the jointly controlled entities are the exploration and production of crude oil and natural gas in and outside the PRC	100.00	—	100.00	—
     In accordance with the Equity Transfer Agreement (“Transfer Agreement”) entered into by the Company, CNPC and PetroChina Hong Kong Limited on August 27, 2008, the Company acquired 100% interest in Sun World Limited (“Sun World”) through its wholly owned newly established oversea subsidiary PetroChina Hong Kong Limited (“New HK Ltd”) and its wholly owned subsidiary PetroChina Hong Kong (BVI) Ltd (“New BVI Ltd”) from CNPC for a consideration of HK$7,592 (approximately RMB 6,693) and the acquisition was completed on December 18, 2008 on which Sun World directly held 2,513,917,342 shares of CNPC (Hong Kong) Limited (“CNPC HK”), representing approximately 56.66% of the issued share capital of CNPC HK. This company is incorporated in Bermuda and its shares are listed on the Stock Exchange of Hong Kong.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)

8	NOTES TO THE FINANCIAL STATEMENTS
     (1) Cash at bank and on hand

	December 31, 2008	December 31, 2007

Cash on hand	71	149
Cash at bank	44,361	92,345
Other cash balances	1,447	96

	45,879	92,590

     The Group’s cash at bank and on hand include the following foreign currencies as at December 31, 2008:

	Foreign currency	Exchange rate	RMB equivalent

United States Dollar (“USD”)	1,924	6.8346	13,147
Kazakhstan (“Tenge”)	2,580	0.0566	146
Other			174

			13,467

     The Group’s cash at bank and on hand included the following foreign currencies as at December 31, 2007:

	Foreign currency	Exchange rate	RMB equivalent

USD	2,057	7.3046	15,026
Other			176

			15,202

     As at December 31, 2008, time deposit of USD 200 million (2007: USD 450 million) is pledged as collateral for its subsidiaries’ long-term borrowings of USD 200 million (2007: USD 450 million) (Note 8(24)); and time deposit of USD 166 million (2007: USD 240 million) is pledged as collateral for its associates’ borrowings.
      (2) Notes Receivable
     Notes receivable represent mainly bills of acceptance issued by banks for the sale of goods and products.
     As at December 31, 2008, notes receivable of RMB 1,480 (2007: RMB 300) is impawned for the subsidiary’s short-term borrowings of RMB 1,480 within the Group (2007: RMB 300) (Note 8 (15)).
     All notes receivable are due within one year.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
(3) Accounts Receivable and Other Receivables
     (a) Accounts receivable

	Group		Company
	December	December	December	December
	31,2008	31, 2007	31,2008	31, 2007

Accounts receivable	19,178	21,444	4,363	4,785

Less: Provision for bad debts	(2,422)	(2,879)	(2,193)	(2,654)

	16,756	18,565	2,170	2,131

     The aging of accounts receivable and related provision for bad debts are analysed as follows:

	Group
	December 31, 2008			December 31, 2007
		Percentage of	Provision for		Percentage of	Provision for
	Amount	total balance %	bad debts	Amount	total balance %	bad debts

Within 1 year	16,509	86	—	18,406	86	(1)
1 to 2 years	155	1	—	39	—	—
2 to 3 years	25	—	(7)	32	—	(1)
Over 3 years	2,489	13	(2,415)	2,967	14	(2,877)

	19,178	100	(2,422)	21,444	100	(2,879)

	Company
	December 31, 2008			December 31, 2007
		Percentage of	Provision for		Percentage of	Provision for
	Amount	total balance %	bad debts	Amount	total balance %	bad debts

Within 1 year	2,024	47	—	2,025	42	(1)
1 to 2 years	83	2	—	22	—	—
2 to 3 years	13	—	(5)	31	1	—
Over 3 years	2,243	51	(2,188)	2,707	57	(2,653)

	4,363	100	(2,193)	4,785	100	(2,654)

     As of December 31, 2008, accounts receivable of the Group from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 4,870 (December 31, 2007: RMB 3,796). As of December 31, 2008, accounts receivable of the Company from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 919 (December 31, 2007: RMB 415).

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     As of December 31, 2008, the top five debtors of accounts receivable of the Group amounted to RMB 8,331, representing 43% of total accounts receivable; the top five debtors of accounts receivable of the Company amounted to RMB 1,610, representing 37% of total accounts receivable.
     During the years ended December 31, 2008 and 2007, the Group had no significant write off of the provision for bad debts of accounts receivable.
     (b) Other receivables

	Group		Company
	December	December	December	December
	31, 2008	31, 2007	31, 2008	31, 2007

Other receivables	9,969	19,638	16,545	26,266

Less: Provision for bad debts	(3,893)	(4,051)	(1,908)	(2,093)

	6,076	15,587	14,637	24,173

     The aging analysis of other receivables and the related provision for bad debts are analysed as follows:

	Group
	December 31, 2008			December 31, 2007
		Percentage of	Provision for		Percentage of	Provision for
	Amount	total balance %	bad debts	Amount	total balance %	bad debts

Within 1 year	5,038	51	(100)	12,894	66	—
1 to 2 years	741	7	—	2,316	12	(5)
2 to 3 years	87	1	(4)	111	1	(5)
Over 3 years	4,103	41	(3,789)	4,317	21	(4,041)

	9,969	100	(3,893)	19,638	100	(4,051)

	Company
	December 31, 2008			December 31, 2007
		Percentage of	Provision for		Percentage of	Provision for
	Amount	total balance %	bad debts	Amount	total balance %	bad debts

Within 1 year	7,227	44	(2)	15,962	61	—
1 to 2 years	7,178	43	—	7,939	30	(4)
2 to 3 years	43	—	(3)	46	—	(5)
Over 3 years	2,097	13	(1,903)	2,319	9	(2,084)

	16,545	100	(1,908)	26,266	100	(2,093)

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     As of December 31, 2008, other receivables of the Group from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 1,013 (December 31, 2007: RMB 2,351). As of December 31, 2008, other receivables of the Company from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 4,523 (December 31, 2007: RMB 141).
     As of December 31, 2008, the top five debtors of other receivables of the Group amounted to RMB 3,864, representing 39% of total other receivables; the top five debtors of other receivables of the Company amounted to RMB 10,407, representing 63% of total other receivables.
     During the years ended December 31, 2008 and 2007, the Group had no significant write off of the provision for bad debts of other receivables.
     (4) Advances to suppliers

	December 31, 2008	December 31, 2007

Advances to suppliers	37,439	20,469

Less: Provision for bad debts	(45)	(28)

	37,394	20,441

     As of December 31, 2008 and 2007, advances to suppliers of the Group are mainly aged within one year.
     As of December 31, 2008, advances to suppliers from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 13,864 (December 31, 2007: RMB 8,014).
     (5) Inventories

	December 31, 2008	December 31, 2007

Cost

Crude oil and other raw materials	31,305	30,324
Work in progress	3,472	6,083
Finished goods	65,072	52,804
Turnover materials	31	32

	99,880	89,243
Less: Write down in inventories	(9,210)	(747)

Net book value	90,670	88,496

     As at December 31, 2008, inventories of RMB 10 are pledged as collateral for the Group’s short-term borrowings of RMB 10 (Note 8(15)).

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     (6) Available-for-sale Financial Assets

	December 31, 2008	December 31, 2007

Available-for-sale debenture	15	17

Available-for-sale equity instrument	2,476	3,184

Less: Provision for impairment	(518)	(553)

	1,973	2,648

     (7) Long-term Equity Investments

	Group
	December			December
	31, 2007	Addition	Reduction	31, 2008

Associates and jointly controlled entities (a)	25,420	8,174	(5,371)	28,223

Less : Provision for impairment (b)	(155)			(187)

	25,265			28,036

	Company
	December			December
	31, 2007	Addition	Reduction	31, 2008

Subsidiaries (c)	102,295	29,993	(669)	131,619
Associates and jointly controlled entities	4,863	227	(482)	4,608

Less : Provision for impairment	(155)			(186)

	107,003			136,041

     As at December 31, 2008, the above-mentioned investments are not subject to restriction on conversion into cash or remittance of investment income.
     (a) Investments in principal associates and jointly controlled entities

						December		For the year ended
						31, 2008		December 31, 2008
	Country of		Registered	Interest	Voting	Total	Total
	incorporation	Principal activities	capital	held %	rights %	assets	liabilities	Revenues	Net profit

Dalian West Pacific Petrochemical Co., Ltd.	PRC	Production and sale of petroleum and petrochemical products	US Dollar 258 million	28.44	28.44	10,433	13,182	41,643	(5,660)

China Marine Bunker (PetroChina) Co., Ltd.	PRC	Oil import and export trade and transportation, sale and storage	1,000	50.00	50.00	6,619	3,972	43,037	392

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     Investments in associates and jointly controlled entities are listed below.

					Share of
					profit of
					investees
	Initial				under	Cash	Currency	Associates
	investment	December			equity	dividend	translation	transferred to	December
	cost	31, 2007	Addition	Reduction	method	decalred	differences	subsidiaries	31, 2008

Dalian West Pacific Petrochemical Co., Ltd.	566	948	—	(7)	(827)	(114)	—	—	—
China Marine Bunker (PetroChina) Co., Ltd.	740	1,059	—	(1)	196	—	(1)	—	1,253
     (b) Provision for impairment

	December 31, 2008	December 31, 2007

Associates and jointly controlled entities
PetroChina Shouqi Sales Company Limited	(60)	(60)
PetroChina Beiqi Sales Company Limited	(49)	(49)
Other	(78)	(46)

	(187)	(155)

     (c) Subsidiaries
     Principal subsidiaries

			For the year ended
	December 31, 2008		December 31, 2008
	Total	Total
	assets	liabilities	Revenue	Net profit

Daqing Oilfield Company Limited	175,887	59,211	241,302	76,763
CNPC Exploration and Development Company Limited	95,096	17,058	54,350	18,484
PetroChina HongKong Limited	13,023	2,203	4,671	3,934
     Investment in subsidiaries:

	Initial				Disposal or
	investment	Additional	December	Additional	deduction	Transferred	December
	cost	investment	31, 2007	investment	of capital	to branch	31, 2008

Daqing Oilfield Company Limited	66,720	—	66,720	—	—	—	66,720
CNPC Exploration and Development Company Limited	15,778	—	15,778	8,000	—	—	23,778
PetroChina HongKong Limited	6,719	—	—	6,719	—	—	6,719
Other			19,797	15,274	(86)	(583)	34,402

Total			102,295	29,993	(86)	(583)	131,619

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     (8) Fixed Assets

		Equipment
		and	Motor
	Buildings	Machinery	Vehicles	Other	Total

Cost

On December 31, 2007	92,461	334,594	15,357	8,614	451,026
Transferred from construction in progress	10,257	32,261	—	920	43,438
Other addition	1,005	3,694	2,793	288	7,780
Reduction	(2,305)	(3,645)	(492)	(222)	(6,664)
Currency translation differences	(247)	(380)	(67)	(106)	(800)

On December 31, 2008	101,171	366,524	17,591	9,494	494,780

Accumulated depreciation

On December 31, 2007	(22,489)	(158,792)	(7,750)	(4,164)	(193,195)
Charge for the year	(4,940)	(21,489)	(1,414)	(698)	(28,541)
Reduction	882	1,600	349	205	3,036
Currency translation differences	58	109	36	59	262

On December 31, 2008	(26,489)	(178,572)	(8,779)	(4,598)	(218,438)

Provision for Impairment

On December 31, 2007	(2,222)	(7,561)	(8)	(3)	(9,794)
Addition	(957)	(10,777)	(30)	(31)	(11,795)
Reduction	22	221	—	—	243

On December 31, 2008	(3,157)	(18,117)	(38)	(34)	(21,346)

Net book value
On December 31, 2008	71,525	169,835	8,774	4,862	254,996

On December 31, 2007	67,750	168,241	7,599	4,447	248,037

     As at December 31, 2008, the Group had no significant fixed assets which were temporarily idle.
     Fixed assets under operating leases are mainly equipment and machinery which amounted to RMB 232.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     (9) Oil and Gas Properties

				Currency
	December			translation	December
	31, 2007	Addition	Reduction	differences	31, 2008

Cost
Mineral interests in unproved properties	2,469	107	—	(186)	2,390
Wells and related facilities	674,198	121,113	(4,546)	(2,837)	787,928

	676,667	121,220	(4,546)	(3,023)	790,318

Accumulated depletion
Wells and related facilities	(266,961)	(46,596)	2,441	959	(310,157)

	(266,961)	(46,596)	2,441	959	(310,157)

Provision for impairment
Mineral interests in unproved properties	—	—	—	—	—
Wells and related facilities	(3,118)	(4,235)	28	9	(7,316)

	(3,118)	(4,235)	28	9	(7,316)

Net book value
Mineral interests in unproved properties	2,469	107	—	(186)	2,390
Wells and related facilities	404,119	70,282	(2,077)	(1,869)	470,455

	406,588	70,389	(2,077)	(2,055)	472,845

     As of December 31, 2008, the asset retirement obligations capitalized in the cost of oil and gas properties amounted to RMB 32,504 (2007: RMB 22,499). Depletion charge for the year ended December 31, 2008 was RMB 1,984 (2007: 1,652).
     (10) Construction Materials
     The Group’s construction materials mainly represent the actual cost of materials purchased for construction projects.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     (11) Construction in progress

		December					December
		31, 2007	Addition				31, 2008
				Transferred to				Including:		Proportion of
				fixed assets or		Currency		Capitalised		construction
				oil and gas	Other	translation		interest	Source of	compared to
Project Name	Budget	Amount	Amount	properties	reduction (i)	differences	Amount	expense	the fund	budget %

Dushanzi Petrochemical 10 million tons / year of Kazakh oil	9,149	5,043	2,103	(59)	—	—	7,087	232	Self & Loan	79
Dushanzi Petrochemical 1 million tons / year ethylene	20,916	8,235	6,547	—	—	—	14,782	530	Self & Loan	71
Dalian Petrochemical 20 million tons / year sulphur crude oil technology transformation	10,789	6,523	1,419	(7,821)	—	—	121	7	Self & Loan	75
Guangxi Petrochemical 10 million tons / year refinery	15,120	1,906	5,393	(67)	—	—	7,232	116	Self & Loan	48
Lanzhou-Zhengzhou-Changsha pipeline	11,900	1,839	6,740	—	—	—	8,579	211	Self & Loan	72
West-East pipeline II	142,243	49	14,706	(2)	—	—	14,753	256	Self & Loan	10

Other		82,351	178,813	(142,327)	(10,341)	(348)	108,148	1,200

		105,946	215,721	(150,276)	(10,341)	(348)	160,702	2,552

Less: Provision for impairment		(285)					(265)

		105,661					160,437

(i)	Other reduction refers to expensing of drilling and exploration costs when it fails to discover economical proved oil and gas reserve, or not sure whether economical proved reserves are found within one year of completion and no longer meets the conditions of capitalisation.
     In 2008, the capitalised interest expense amounted to RMB 2,749 (2007: RMB 1,734). The annual interest rates used to determine the capitalised amount in 2008 is from 5.346% to 6.966% (2007: from 5.832% to 6.966%).

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     (12) Intangible Assets

						Currency
		December				translation	December	Accumulated
	Cost	31, 2007	Addition	Reduction	Amortisation	differences	31, 2008	amortisation

Land use rights	19,826	14,937	3,037	(22)	(510)	(2)	17,440	(2,386)
Patents	2,979	1,440	270	—	(197)	—	1,513	(1,466)
Other (i)	7,466	4,220	1,822	(21)	(736)	(28)	5,257	(2,209)

	30,271	20,597	5,129	(43)	(1,443)	(30)	24,210	(6,061)

Less: Provision for impairment		(575)					(656)

		20,022					23,554

(i)	Other intangible assets principally include non-proprietary technology and trademark use right etc.
     Research and development expenditures for the year ended December 31, 2008 amounted to RMB 7,760 (2007: RMB 5,315), which have been recognised in the income statement.
     (13) Long-term Prepaid Expenses

	December 31, 2008	December 31, 2007

Advance lease payments (i)	9,314	9,023
Other	4,004	3,022

	13,318	12,045

(i)	Advance lease payments are principally for use of land sub-leased from entities other than the PRC land authorities.
     (14) Provision for Assets

	December			December
	31, 2007	Addition	Reduction	31, 2008

Bad debts provision for accounts receivable	2,879	35	(492)	2,422
Bad debts provision for other receivables	4,051	129	(287)	3,893
Bad debts provision for advances to suppliers	28	21	(4)	45
Provision for declines in the value of inventories	747	8,608	(145)	9,210
Provision for impairment of available-for-sale financial assets	553	30	(65)	518
Provision for impairment of long-term equity investments	155	37	(5)	187
Provision for impairment of fixed assets	9,794	11,795	(243)	21,346
Provision for impairment of oil and gas properties	3,118	4,235	(37)	7,316
Provision for impairment of construction in progress	285	1	(21)	265
Provision for impairment of intangible assets	575	81	—	656

Total	22,185	24,972	(1,299)	45,858

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     (15) Short-term Borrowings

	December 31, 2008	December 31, 2007

Secured borrowings
Guarantee — RMB	80	30
Pledge — RMB	20	—
Impawn — RMB	1,480	320
Unsecured borrowings
Unsecured — USD	7,896	5,318
Unsecured — RMB	77,741	11,056
Unsecured — HKD	—	2,010

	87,217	18,734

     As of December 31, 2008, the short-term guaranteed borrowings are from a fellow CNPC subsidiary, and are guaranteed by the CNPC and its subsidiaries (2007: RMB 30).
     As of December 31, 2008, the short-term pledged borrowings were secured by inventories with a net book value of RMB 10 and intangible assets with a net book value of RMB 3 as collateral (2007: Nil).
     As of December 31, 2008, the short-term impawned borrowings were secured by notes receivable of RMB 1,480.
     As of December 31, 2008, the short-term unsecured borrowings include loans from CNPC and a fellow CNPC subsidiary of RMB 60,666 (2007: RMB 20).
     The weighted average interest rate for short-term borrowings as of December 31, 2008 is 4.01% per annum (2007: 5.14%).
     (16) Notes Payable
     As of December 31, 2008 and 2007, notes payable represented mainly trade accepted notes. All notes are matured within one year.
     As of December 31, 2008, there are no notes payable to shareholders who hold 5% or more of the voting rights in the Company.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     (17) Accounts Payable
     As of December 31, 2008, accounts payable included amounts payable to shareholders who hold 5% or more of the voting rights in the Company RMB 38,202 (December 31, 2007: RMB 29,395)
     As of December 31, 2008, accounts payable aged over one year amounted to RMB 12,036 (2007: RMB 7,323), and mainly comprised of payables to several major customers and were not settled.
     (18) Advances from customers
     As of December 31, 2008, advances from customers included amount payable to shareholders who hold 5% or more of the voting rights in the Company RMB 801 (December 31, 2007: RMB 924)
     (19) Employee Compensation Payable

	December 31, 2007	Addition	Reduction	December 31, 2008

Wages, salaries and allowances	7,751	38,933	(42,866)	3,818
Staff Welfare	1,799	2,905	(4,695)	9
Social security contributions	708	14,948	(14,534)	1,122
Housing fund	44	3,358	(3,329)	73
Labour union funds and employee education funds	1,076	1,530	(1,408)	1,198
Other	207	391	(455)	143

	11,585	62,065	(67,287)	6,363

     As of December 31, 2008, employee benefits payable did not contain any balance in arrears.
     (20) Taxes Payable

	December 31, 2008	December 31, 2007

Consumption tax payable	1,225	1,335
Crude oil special levy payable	8,677	17,035
Other	5,284	4,525

	15,186	22,895

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     (21) Other Payables
     As of December 31, 2008, other payables included amounts payable to shareholders who hold 5% or more of the voting rights in the Company RMB 2,751 (2007: RMB 3,428).
     As of December 31, 2008, other payables aged over one year amounted to RMB 5,354 (2007: RMB 2,619), and mainly comprised payables to several major counterparts that have not been settled.
     As of December 31, 2008, other payables mainly comprised deposits and payments made on behalf.
     (22) Provisions

	December 31, 2007	Addition	Reduction	December 31, 2008

Assets retirement obligations (i)	24,761	11,779	(278)	36,262
Other	715	12	(159)	568

	25,476	11,791	(437)	36,830

(i)	Assets retirement obligations are related to oil and gas properties.
     (23) Current Portion of Non-current Liabilities

	December 31, 2008	December 31, 2007

Long-term borrowings due within one year
Secured borrowings
Guarantee — USD	63	62
Unsecured borrowings
Unsecured — RMB	5,222	7,552
Unsecured — USD	66	3,761
Unsecured — Other	22	37

	5,373	11,412
Debentures payable due within one year	171	240

	5,544	11,652

     As at December 31, 2008, unsecured borrowings of RMB 5,120 (2007: RMB 5,520) are from CNPC and fellow CNPC subsidiaries.
     The above-mentioned long-term guaranteed borrowings due within one year were guaranteed by CNPC.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     (24) Long-term Borrowings

	December 31, 2008	December 31, 2007

Secured borrowings
Pledge—USD	1,367	3,287
Guarantee—USD	407	498
Guarantee—RMB	454	—
Unsecured borrowings
Unsecured — RMB	22,418	32,687
Unsecured — USD	9,184	9,961
Unsecured — Other	227	284

	34,057	46,717
Less: Long-term borrowings due within one year (Note 8(23))	(5,373)	(11,412)

	28,684	35,305

     As at December 31, 2008, the above-mentioned long-term pledged borrowings were secured by time deposits of USD 200 million (Note 8(1)) (2007: USD 450 million).
     The above-mentioned long-term guaranteed borrowings were guaranteed by CNPC and its subsidiaries.
     As at December 31, 2008, long-term borrowings of RMB 20,179 (2007: RMB 24,432) were from CNPC and CNPC fellow subsidiaries.
     The maturities of long-term borrowings at the dates indicated are analysed as follows:

	December 31, 2008	December 31, 2007

Between one to two years	15,246	5,572
Between two to five years	3,762	17,533
After five years	9,676	12,200

	28,684	35,305

     The weighted average interest rate for long-term borrowings on December 31, 2008 is 4.88% (2007: 5.47%).

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     Long-term borrowings including long-term borrowings due within one year are listed by lender as below:

	December 31, 2008	December 31, 2007

Industrial and Commercial Bank of China Ltd.	6,000	7,400
China Construction Bank Corporation	364	2,913
Bank of China	4,584	2,851
Bank of Communications	—	1,000
China Development Bank	200	1,800
The World Bank	407	498
CNPC and fellow CNPC subsidiaries	20,179	24,432
Other bank borrowings	1,397	5,353
Other foreign government or company borrowings	926	470

	34,057	46,717

     The fair values of the above-mentioned borrowings amounted to RMB 33,731 (2007: RMB 46,343). The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates as at balance sheet date of the Group’s availability of financial instruments (terms and characteristics similar to the borrowings).
     (25) Debentures Payable

				Annual
Debentures’		Issue	Term of	interest	December			December
Name	Currency	date	Debentures	rate%	31, 2007	Addition	Reduction	31, 2008

2003 PetroChina Company Limited Corporate debentures	RMB	October 28, 2003	10 - year	4.11	1,500	—	—	1,500
2006 PetroChina Company Limited Corporate debentures	RMB	October 23, 2006	5 - year	3.76	2,000	—	—	2,000
Other					1,123	—	(309)	814

					4,623	—	(309)	4,314

Less:
Debentures
Payable due within one year					(240)			(171)

					4,383			4,143

     The above-mentioned debentures were issued at the par value, without premium or discount.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     The fair values of the debentures amounted to RMB 4,020 (2007: RMB 4,104). The fair values are based on discounted cash flows using an applicable discount rate which is based on the prevailing market rates as at the balance sheet date of the Company’s availability of financial instruments (terms and characteristics similar to the borrowings).
     (26) Deferred Tax Assets and Liabilities
     Deferred tax assets and liabilities before offset are listed as below:
     (a) Deferred tax assets

	December 31, 2008		December 31, 2007
		Deductible		Deductible
	Deferred	temporary	Deferred	temporary
	tax assets	differences	tax assets	differences

Provision for impairment of assets	8,050	33,082	4,934	21,288
Wages and welfare	432	1,823	1,301	5,271
Carryforward of losses	294	1,480	95	343
Other	5,920	23,608	3,825	15,555

	14,696	59,993	10,155	42,457

     (b) Deferred tax liabilities

	December 31, 2008		December 31, 2007
	Deferred	Taxable temporary	Deferred	Taxable temporary
	tax liabilities	differences	tax liabilities	differences
Depreciation and depletion of fixed assets and oil and gas properties	25,130	105,647	30,254	117,425
Other	1,658	13,840	623	3,617

	26,788	119,487	30,877	121,042

     Deferred tax assets and liabilities after offset are listed as below:

	December 31, 2008	December 31, 2007
Deferred tax assets	496	305
Deferred tax liabilities	12,588	21,027

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     (27) Share Capital

	December 31, 2008	December 31, 2007

H shares	21,099	21,099
A shares	161,922	161,922

	183,021	183,021

     The assets and liabilities injected by CNPC in 1999 had been valued by China Enterprise Appraisal Co., and the result of the valuation had been approved by the Ministry of Finance (“MOF”) issuing Cai Ping Zi [1999] No. 490 “Letter regarding the appraisal report on the valuation of CNPC’s assets proposed to be injected into PetroChina Company Limited”. In accordance with MOF’s approval Cai Guan Zi [1999] No. 335 “Reply to the query in relation to PetroChina Company Limited’s(in the progress of registration) state-owned equity management”, the above-mentioned net assets injected by CNPC had been exchanged for 160 billion state-owned shares of the Company with a par value of RMB 1.00 per share. The excess of the value of the net assets injected over the par value of the state-owned shares had been recorded as capital surplus.
     Pursuant to the approval of China Securities Regulatory Commission (“CSRC”) Zheng Jian Fa Xing Zi [2000] No.1 “Reply regarding the approval of PetroChina Company Limited’s issuance of foreign capital stock”, on April 7, 2000, the Company issued 17,582,418,000 foreign capital stock, in which 1,758,242,000 shares were converted from the prior state-owned shares of the Company owned by CNPC.
     The above-mentioned foreign capital stock represented by 13,447,897,000 H shares and 41,345,210 ADS (each representing 100 H shares), were listed on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange Inc. on April 7, 2000 and April 6, 2000, respectively.
     Pursuant to the approval of CSRC Zheng Jian Guo He Zi [2005] No.23 “Reply regarding the approval of PetroChina Company Limited issuance of additional foreign capital stock”, the Company issued 3,196,801,818 new H shares with a par value of RMB 1.00 per share on September 15, 2005. CNPC also converted 319,680,182 state-owned shares it held into H shares and sold them concurrently with PetroChina’s issuance of new H shares.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     Pursuant to the approval of CSRC Zheng Jian Fa Xing Zi [2007] No.349 “The Circular regarding the approval of PetroChina Company Limited’s initial public offering”, the Company issued 4,000,000,000 A shares with a par value of RMB 1.00 per share with the price of RMB 16.70 per share on October 31, 2007, and the net proceeds to the Company amounted to approximately RMB 66,243. The A shares were listed on the Shanghai Stock Exchange on November 5, 2007.
     Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.
     (28) Capital Surplus

	December			December
	31, 2007	Addition	Reduction	31, 2008

Capital premium	81,096	—	(6,693)	74,403
Other capital surplus
Capital surplus under the old CAS	40,955	—	—	40,955
Fair values of available-for-sale financial assets	261	—	(237)	24
Other	—	11	(78)	(67)

	122,312	11	(7,008)	115,315

     (29) Surplus Reserves

	December			December
	31, 2007	Addition	Reduction	31, 2008

Statutory Surplus Reserves	102,656	12,770	—	115,426
Discretionary Surplus Reserves	40	—	—	40
Special Reserves -Safety Fund ( Note (5))	3,536	3,791	(577)	6,750

	106,232	16,561	(577)	122,216

     Pursuant to the Company Law of PRC, the Company’s Articles of Association and the resolution of Board of Director, the Company is required to transfer 10% of its net profit to a Statutory Surplus Reserves. Appropriation to the Statutory Surplus Reserves may be ceased when the fund aggregates to 50% of the Company’s registered capital. The Statutory Surplus Reserves may be used to make good previous years’ losses or to increase the capital of the Company upon approval.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     The Discretionary Surplus Reserves is approved by a resolution of shareholders’ general meeting after BOD’s proposal. The Company may convert its Discretionary Surplus Reserves to make good previous years’ losses or to increase the capital of the Company. The Company have not extracted Discretionary Surplus Reserves for the year ended December 31, 2008 (2007: Nil)
     (30) Undistributed Profits
     At the meeting on March 25, 2009, the Board of Directors proposed final dividends attributable to equity holders of the Company in respect of 2008 of RMB 0.14953 yuan per share, amounting to a total of RMB 27,367, according to the issued 183,201 million shares. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the balance sheet date and have not been approved by shareholders in the Annual General Meeting.
     At the meeting on August 27, 2008, the Board of Directors proposed interim dividends attributable to equity holders of the Company of RMB 0.13183 yuan per share amounting to a total of RMB 24,127, according to the issued 183,021 million shares, with the approval by shareholders in the Annual General Meeting on May 15, 2008.
     At the meeting on March 19, 2008, the Board of Directors proposed final cash dividends attributable to equity holders of the Company in respect of 2007 of RMB 0.156859 yuan per share, amounting to a total of RMB 28,708, according to the issued 183,021 million shares, with the approval by shareholders in the Annual General Meeting on May 15, 2008.
     At the meeting on August 23, 2007, the Board of Directors proposed interim dividends attributable to equity holders of the Company in respect of 2007 of RMB 0.205690 yuan per share amounting to a total of RMB 36,823, with the approval by shareholders in the Annual General Meeting at May 16, 2007.
     At the meeting on March 19, 2007, the Board of Directors proposed final cash dividends attributable to equity holders of the Company in respect of 2006 of RMB 0.154699 yuan per share, amounting to a total of RMB 27,694, according to the issued 179,021 million shares, with the approval by shareholders in the Annual General Meeting on May 16, 2007.
     As of December 31, 2008, undistributed profits contain Surplus Reserves of subsidiaries attributable to the Company RMB 681 (2007: RMB 264). The subsitidaries extracted Surplus Reserves RMB 417 (2007: RMB 264) attributable to the Company.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     (31) Minority Interest
     Minority interest attributable to minority shareholders of subsidiaries

	December 31, 2008	December 31, 2007

Daqing Yu Shu Lin Oilfield Company Limited	398	337
CNPC Exploration and Development Company Limited	32,650	20,025
PetroKazakhstan Inc.	6,247	8,103
CNPC (Hong Kong) Limited	4,084	4,077
Other	12,727	11,244

	56,106	43,786

     (32) Operating Income and Cost of Sales

	Group
	2008	2007

Income from principal operations (a)	1,039,674	810,432
Income from other operations (b)	31,472	25,921

	1,071,146	836,353

	Group
	2008	2007

Cost of sales from principal operations (a)	652,667	454,373
Cost of sales from other operations (b)	31,010	25,091

	683,677	479,464

     Income from principal operations from the Group’s five largest customers for the year ended December 31, 2008 was RMB 150,806, representing 14% of the Group’s total operating income.

	Company
	2008	2007

Income from principal operations (a)	752,147	579,310
Income from other operations (b)	18,878	16,424

	771,025	595,734

	Company
	2008	2007

Cost of sales from principal operations (a)	569,093	384,539
Cost of sales from other operations (b)	18,728	16,180

	587,821	400,719

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     Income from principal operations from the Company’s five largest customers for the year ended December 31, 2008 was RMB 94,815, representing 12% of the Company’s total operating income.
     (a) Income from and cost of principal operations

	Group
	2008		2007
	Income	Cost	Income	Cost

Exploration and production	609,890	236,403	458,997	174,179
Refining and marketing	876,109	888,807	662,322	620,758
Chemicals and marketing	106,818	97,222	99,864	83,699
Natural gas and pipeline	62,440	44,602	49,299	35,524
Other	235	152	871	211
Intersegment elimination	(615,818)	(614,519)	(460,921)	(459,998)

Total	1,039,674	652,667	810,432	454,373

	Company
	2008		2007
	Income	Cost	Income	Cost

Exploration and production	475,615	295,478	365,901	228,292
Refining and marketing	615,948	635,343	470,352	437,932
Chemicals and marketing	106,068	96,574	88,024	73,643
Natural gas and pipeline	56,390	42,301	44,284	33,044
Other	165	137	164	110
Intersegment elimination	(502,039)	(500,740)	(389,415)	(388,482)

Total	752,147	569,093	579,310	384,539

     (b) Income from and cost of other operations

	Group
	2008		2007
	Income	Cost	Income	Cost

Sale of materials	13,290	13,128	10,129	10,059
Other	18,182	17,882	15,792	15,032

Total	31,472	31,010	25,921	25,091

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)

	Company
	2008		2007
	Income	Cost	Income	Cost

Sale of materials	6,133	6,017	5,342	5,291
Other	12,745	12,711	11,082	10,889

Total	18,878	18,728	16,424	16,180

      (33) Tax and Levies on Operations

	2008	2007

Business tax	999	864
City maintenance and construction tax	5,564	4,665
Educational surcharge	2,736	2,265
Consumption tax	13,570	12,931
Resource tax	4,292	3,217
Crude oil special levy	85,291	44,662
Other	4,008	154

	116,460	68,758

     (34) Finance Expenses

	2008	2007

Interest expense	2,963	3,604
Less: Interest income	(2,274)	(2,099)
Exchange losses	2,855	2,559
Less: Exchange gains	(1,774)	(1,808)
Other	475	402

	2,245	2,658

     (35) Asset Impairment Losses

	2008	2007

Impairment losses for bad debts provision	1	(2,321)
Impairment losses for declines in the value of inventories	8,593	55
Impairment losses for available-for-sale financial assets	30	—
Impairment losses for fixed assets and oil and gas properties	16,030	470
Impairment losses for intangible assets	81	44
Impairment losses for construction in progress	1	5
Impairment losses for long-term equity investments	29	5

	24,765	(1,742)

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     (36) Investment Income

	Group
	2008	2007

Gain on available-for-sale financial assets	263	403
Share of profit of associates and jointly controlled entities	4,299	6,442
(Loss) /Gain on disposal of long-term equity investments	(3)	320
Gain / (loss) on disposal of subsidiaries	330	(479)
Other	(156)	(158)

	4,733	6,528

	Company
	2008	2007

Gain on available-for-sale financial assets	114	301
Share of profit of associates and jointly controlled entities	(200)	673
Dividends declared by subsidiaries	98,701	65,205
Gain on disposal of long-term equity investments	1	310
Loss on disposal of subsidiaries	(3)	(8,870)
Other	80	(5)

	98,693	57,614

     (37) Non-operating Income and Expenses
     (a) Non-operating income

	2008	2007

Gains on disposal of fixed assets and oil and gas properties	283	58
Government grants (i)	16,914	1,197
Other	870	1,288

	18,067	2,543

(i)	Government grants primarily comprise financial support measures provided by the PRC government to ensure supply of crude oil and refined products in the domestic market implemented from 2008.
     (b) Non-operating expenses

	2008	2007

Loss on disposal of fixed assets and oil and gas properties	3,189	1,723
Fines	318	41
Donation	202	411
Extraordinary loss	918	857
Other	1,672	1,348

	6,299	4,380

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     (38) Taxation

	2008	2007

Income taxes	43,393	48,975
Deferred taxes	(8,239)	896

	35,154	49,871

     The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2008	2007

Profit before taxation	161,100	204,182

Tax calculated at a tax rate of 25% (2007: 33%)	40,275	67,380
Prior year tax return adjustment	25	451
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	6,876	633
Effect of preferential tax rate	(10,873)	(17,007)
Effect of change of the statutory corporate income tax rate on deferred tax	(3,134)	(3,705)
Tax effect of income not subject to tax	(1,358)	(2,820)
Tax effect of taxable items deductible not expensed	—	(2,365)
Tax effect of expenses not deductible for tax purposes	3,343	4,386
Tax effect of unused tax losses which had expired	—	2,918

Taxation	35,154	49,871

     (39) Earnings Per Share
     Basic and diluted earnings per share
     Basic and diluted earnings per share for the year ended December 31, 2008 have been computed by dividing profit for the year attributable to equity holders of the Company by the number of 183,021 million shares issued and outstanding for the year.
     Basic and diluted earnings per share for the year ended December 31, 2007 have been computed by dividing profit for the year attributable to equity holders of the Company by the weighted average number of 179,700 million shares issued and outstanding for the year.
     There are no potential dilutive ordinary shares, and the diluted earnings per share are equal to the basic earnings per share.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     (40) Notes to Consolidated Cash Flow Statements
     (a) Reconciliation from the net profit to the cash flow operating activities

		2008	2007

Net profit		125,946	154,311
Add:	Impairment of asset, net	24,765	(1,742)
	Depreciation and depletion of fixed assets and oil and gas properties	75,137	63,743
	Amortisation of intangible assets	1,443	1,214
	Amortisation of long-term prepaid expenses	2,255	2,116
	Loss on disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	13,266	10,825
	Finance expense	689	1,505
	Investment income	(4,733)	(6,528)
	(Decrease)/increase in deferred taxation	(8,239)	896
	Increase in inventories	(10,771)	(12,041)
	Increase in operating receivables	(27,062)	(15,795)
	(Decrease)/increase in operating payables	(15,893)	13,709

Net cash from operating activities		176,803	212,213

     (b) Net (decrease)/increase in cash and cash equivalents

	2008	2007

Cash at end of the year	32,944	68,652
Less: Cash at beginning of the year	(68,652)	(50,746)
Add: Cash equivalents at end of the year	—	—
Less: Cash equivalents at beginning of the year	—	—

(Decrease)/increase in cash and cash equivalents	(35,708)	17,906

     (c) Cash and cash equivalents

	December 31, 2008	December 31, 2007

Cash at bank and on hand	45,879	92,590
Less: Time deposits with maturities over 3 months	(12,935)	(23,938)

Cash and cash equivalents at the end of the year	32,944	68,652

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)

9	SEGMENT REPORTING
     The transfer price between segments refers to market price, and the expense attributable to segments is distributed as the percentage of revenue.
     (1) Principal Reporting Format — Business Segments
     (a) Segment information as at and for the year ended December 31, 2008 is as follows:

	Exploration	Refining	Chemicals
	and	and	and	Natural Gas
	Production	Marketing	Marketing	and Pipeline	Other	Total

Revenue	624,909	886,472	110,850	63,315	1,418	1,686,964
Less: Intersegment revenue	(500,522)	(96,490)	(11,929)	(6,706)	(171)	(615,818)

Revenue from external customers	124,387	789,982	98,921	56,609	1,247	1,071,146

Segment expenses(i)	(332,727)	(490,177)	(48,289)	(16,112)	(12,232)	(899,537)

Segment result	247,959	(80,839)	(625)	16,016	(10,902)	171,609

Unallocated expenses						(22,277)

Operating profit						149,332

Segment assets	684,133	399,238	111,580	121,503	973,194	2,289,648
Deferred tax assets						496
Elimination of intersegment balances						(1,095,243)

Total assets						1,194,901

Segment liabilities	262,903	185,207	34,485	53,294	334,973	870,862
Deferred tax liabilities						12,588
Other						15,186
Elimination of intersegment balances						(551,460)

Total liabilities						347,176

Depreciation, depletion and amortisation	53,858	11,682	6,117	6,357	821	78,835
Asset impairment losses	4,986	16,843	2,943	(6)	(1)	24,765
Capital expenditure
—Tangible assets	157,031	20,274	15,319	36,848	2,742	232,214
—Intangible assets	1,031	3,058	384	212	392	5,077

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     (b) Segment information as at and for the year ended December 31, 2007 is as follows:

	Exploration	Refining	Chemicals	Natural
	and Production	and Marketing	and Marketing	Gas and Pipeline	Other	Total

Revenue	471,928	670,844	102,718	50,066	1,718	1,297,274
Less: Intersegment revenue	(378,888)	(63,766)	(11,009)	(6,610)	(648)	(460,921)

Revenue from external customers	93,040	607,078	91,709	43,456	1,070	836,353

Segment expenses(i)	(248,864)	(324,462)	(40,034)	(14,291)	(8,295)	(635,946)

Segment result	208,183	(20,568)	6,965	12,425	(6,598)	200,407

Unallocated expenses						5,612

Operating profit						206,019

Segment assets	577,733	279,726	95,969	80,430	819,240	1,853,098
Deferred tax assets						305
Elimination of intersegment balances						(784,268)

Total assets						1,069,135

Segment liabilities	226,676	145,265	33,388	39,789	188,774	633,892
Deferred tax liabilities						21,027
Other						22,895
Elimination of intersegment balances						(392,081)

Total liabilities						285,733

Depreciation, depletion and amortisation	43,393	11,133	5,935	5,929	683	67,073
Asset impairment losses	(1,489)	66	(326)	8	(1)	(1,742)
Capital expenditure
—Tangible assets	135,060	26,546	8,165	11,003	1,613	182,387
—Intangible assets	424	3,447	298	162	248	4,579

(i)	Segment expenses include operating costs, tax and levies on operations, and selling, general and administrative expenses.
     (2) Secondary Reporting Format — Geographical Segments

Revenue from external customers	2008	2007

PRC	1,015,160	807,712
Other	55,986	28,641

	1,071,146	836,353

Total assets	December 31, 2008	December 31,2007

PRC	1,096,239	987,269
Other	98,662	81,866

	1,194,901	1,069,135

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)

10	Business Combination
     The Company acquired a 100% interest in Sun World Limited on December 18, 2008, the combination date on which the Company effectively obtained control of the acquiree. The acquisition is a business combination under common control since the Company and Sun World Limited are under the common and untemporary control of CNPC.
     The considerations paid and the net assets acquired in the combination are set out below:

Considerations
Cash paid	6,693
Carrying amounts of non-monetary assets given	—
Carrying amounts of liabilities incurred or assumed	—

Total considerations	6,693
Less: carrying amounts of net assets acquired	(5,323)

Adjustment against capital reserve	1,370

     The financial position as at the combination date and December 31, 2007 are set out below:

	December 18, 2008	December 31, 2007

Cash and Cash equivalents	4,407	4,001
Accounts receivable	125	442
Prepaid expenses	54	55
Inventories	32	29
Available-for-sale financial assets	34	118
Long-term equity investments	5,178	3,862
Fixed assets	2	192
Oil and gas properties	3,067	2,832
Construction in progress	—	27
Long-term prepaid expenses	3	17
Deferred tax assets	122	67
Less: Borrowings	(851)	—
Accounts payable	(572)	(1,193)
Dividends payable	(47)	—
Interest payable	(26)	—
Taxes payable	(27)	(87)
Deferred tax liabilities	(681)	(431)

Net assets	10,820	9,931
Less: Minority interest	(5,497)	(5,003)

Net assets acquired	5,323	4,928

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     The operating results and cash flows of Sun World Limited from the beginning of the period in which the combination is effected to the combination date and the year ended December 31, 2007 are set out below:

	January 1, 2008 to
	Combination Date	2007
Operating income	4,671	3,753
Net profit	3,934	2,824
Cash flows from operating activities	2,676	1,394
Net cash flows	828	971

11	RELATED PARTIES AND RELATED PARTY TRANSACTIONS
     (1) Parent Company and Subsidiaries
     Details about subsidiaries and related information are disclosed in Note 7.
     (a) Parent company

	Place of incorporation	Principal activities
China National Petroleum Corporation	PRC	Exploration, development, production, transportation, sale of petroleum products
     (b) Equity interest and voting rights of parent company

	December 31, 2008		December 31, 2007
	Equity interest %	Voting rights %	Equity interest %	Voting rights %

China National Petroleum Corporation	86.71	86.71	86.29	86.29
     (2) Nature of Related Parties that are not controlled by the Company

Names of related parties	Relationship with the Company
Dalian West Pacific Petrochemical Co., Ltd.	Associate
China Marine Bunker (Petrochina) Co., Ltd.	Jointly controlled entity
Dagang Oilfield (Company) Company Limited	Fellow subsidiary of CNPC
CNPC Oriental Geophysical Exploration Company Limited	Fellow subsidiary of CNPC
China Petroleum Logging Company Limited	Fellow subsidiary of CNPC
Daqing Petroleum Administrative Bureau	Fellow subsidiary of CNPC
Liaohe Petroleum Exploration Bureau	Fellow subsidiary of CNPC
China Petroleum Pipeline Bureau	Fellow subsidiary of CNPC
Daqing Petrochemical Factory	Fellow subsidiary of CNPC
China Petroleum Material Equipment Company	Fellow subsidiary of CNPC
China Petroleum Finance Company Limited (CP Finance)	Fellow subsidiary of CNPC
China National Oil and Gas Exploration and Development Corporation	Fellow subsidiary of CNPC
China National United Oil Corporation	Fellow subsidiary of CNPC

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     (3) Summary of Significant Related Party transactions
     Related party transactions with CNPC and its subsidiaries:

	Note	2008	2007

Sales of goods and services rendered to CNPC and its subsidiaries	(1)	46,645	31,325
Purchase of services from CNPC and its subsidiaries:
Fees paid for construction and technical services:	(2)
— Exploration and development services	(2a)	59,451	61,110
— Other construction and technical services	(2b)	64,742	37,063
Fees for production services	(3)	65,471	35,958
Social services charges	(4)	2,440	2,229
Ancillary services charges	(5)	2,587	2,635
Commission expenses and other charges	(6)	1,350	1,178
Interest income received from related companies	(7)	114	159
Interest expense paid to CNPC and fellow CNPC subsidiaries	(8)	1,623	1,388
Rental paid to CNPC Company	(9)	2,376	2,292
Purchases of assets from CNPC and its subsidiaries	(10)	3,576	2,395

Note:

(1)	Sales of goods and services represent sales of crude oil, petroleum products and chemicals mainly at market prices.

(2)	Under the Comprehensive Products and Services Agreement entered into between CNPC and the Company, certain construction and technical services provided by CNPC are charged at cost plus an additional margin of not more than 15%, including exploration and development services and oilfield construction services.

(2a)	Direct costs for exploration and development services comprise geophysical survey, drilling, well cementing, logging and well testing.

(2b)	The fees paid for other construction and technical services comprise fees for construction of refineries and chemical plants and technical services in connection with oil and gas exploration and production activities such as oilfield construction, technology research, engineering and design, etc..

(3)	The fees paid for production services comprise fees for the repair of machinery, supply of water, electricity and gas at the state-prescribed prices, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery at cost or market prices.

(4)	These represent expenditures for social welfare and support services based on the number of employees, total income or total assets which are charged at cost.

(5)	Ancillary service charges represent mainly fees for property management, the provision of training centres, guesthouses, canteens, public shower rooms, etc. at market prices.

(6)	CNPC purchases raw materials on behalf of the Group and charges commission thereon. The commission is calculated at rates ranging from 1% to 5% of the goods purchased.

(7)	The bank deposits in CP Finance as of December 31, 2008 were RMB 8,424 (2007: RMB 8,393). Interest income is calculated according to the prevailing interest rates.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
(8)	The loans from CNPC and fellow CNPC subsidiaries including short-term borrowings, long-term borrowings due within one year and long-term borrowings as of December 31, 2008 were RMB 80,925 (2007: RMB 24,482).

(9)	Rental was paid for the operating lease of land and buildings at the prices prescribed in the Building and Land Use Rights leasing contract with CNPC.

(10)	Purchases of assets principally represent the purchases of manufacturing equipment, office equipment, transportation equipment, etc. at market prices.

(11)	Besides the investment in CP Finance RMB 377 as of December 31, 2008 (2007: RMB 377), the Group did not have any individual investment in CNPC and its subsidiaries greater than RMB 100. The Group’s equity interest in CP Finance as of December 31, 2008 was 9.5% (2007: 9.5%). CP Finance’s operating period started in 1995, without limited date for ending.
     Related party transactions with associates and jointly controlled entities:

		2008	2007

(a)	Sales of goods
	— Crude oil	—	2,374
	— Refined products	14,194	18,628
	— Chemical products	175	753

(b)	Purchases of goods	8,284	29,239

(c)	Purchases of services	128	136

(d)	Purchases of assets	—	—
     (4) Commissioned loans
     The Company, its subsidiaries and associates commissioned CP Finance and other financial institutions to provide loans to several subsidiaries and associates, charging interest in accordance with the prevailing interest rates. Loans between the Company and its subsidiaries have been eliminated in the consolidated financial statements. As of December 31, 2008, the eliminated commissioned loans totalled RMB 25,297, including short-term loans of RMB 19,154, loans due within one year of RMB 660 and long-term loans of RMB 5,483.
     (5) Guarantees
     The Group provided guarantees of loans for associates, see Note 12(1).
     CNPC provided guarantees of loans for the Group, see Note 8(23) and 8(24).

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     (6) Receivables and payables with related parties
     (a) Accounts receivable / Other receivables / Advances to suppliers

	December 31, 2008	December 31, 2007

CNPC and its subsidiaries
Accounts receivable	4,870	3,796
Other receivables	1,013	2,351
Advances to suppliers	13,864	8,014

Associates and jointly controlled entities
Accounts receivable	12	296
Other receivables	975	2,300
Advances to suppliers	102	112
     As of December 31, 2008, the receivables from related parties represented 31% (2007: 27%) of total receivables.
     (b) Accounts payable / Other payables / Advances from customers

	December 31, 2008	December 31, 2007

CNPC and its subsidiaries
Accounts payables	38,202	29,395
Other payables	2,751	3,428
Advances from customers	801	924

Associates and jointly controlled entities
Accounts payables	19	35
Other payables	89	3
Advances from customers	137	65
     As of December 31, 2008, the payables to related parties represented 28% (2007: 25%) of total payables.
     (7) Summary of transactions with subsidiaries
     Significant related party transactions with subsidiaries:

	2008	2007

(a) Sales of goods	6,378	5,757

(b) Purchase of goods	275,149	223,381

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     Receivables and payables with subsidiaries:

	December 31,2008	December 31, 2007

Other receivables	10,965	12,997
Other payables	2,370	33,227
     (8) Key management personnel compensation

	2008	2007

	RMB’000	RMB’000

Key management personnel compensation	11,025	10,618

12.	CONTINGENT LIABILITIES
     (1) Bank and other guarantees
     At December 31, 2008, borrowings of associates of RMB 43 (2007: RMB 77) from China Petroleum Finance Company Limited (“CP Finance”, a subsidiary of CNPC) were guaranteed by the Group. The Group had contingent liabilities in respect of the guarantees from which it is anticipated that no material liabilities will arise.
     (2) Environmental liabilities
     China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.
     (3) Legal contingencies
     Notwithstanding certain insignificant lawsuits as well as other proceeds outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     (4) Leasing of roads, land and buildings
     As at December 31, 2008, CNPC is still in the process of completing the process of obtaining the formal land use certificates, necessary governmental procedures for the requisition of collectively-owed land on which gas stations are located and building ownership certificates buildings transferred to the Group under the Restructuring Agreement entered into between the Company and CNPC in 2000.
     Management confirms that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the certain relevant land use right certificates or individual building ownership certificates have not been obtained to date or the fact that the relevant governmental procedures have not been completed. In management’s opinion, the outcome of the above events will not have a material adverse effect on the financial position of the Group.
     (5) Group insurance
     The Group has insurance coverage for vehicles and certain assets subject to significant operating risks but does not carry any other insurance for property, facilities or equipment with respect to its business operations.
     In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance as such insurance coverage is not customary in China.
     The potential effect of resultant losses arising from future incidents on the financial position of the Group cannot be estimated at present.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)

13.	COMMITMENTS
     (1) Operating lease commitments
     Operating lease commitments of the Group are mainly for leasing of land and buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2008 under non-cancellable operating leases are as follows:

	December 31,2008	December 31, 2007

Within one year	3,634	3,397
Between one to two years	3,149	3,078
Between two to three years	3,617	2,927
Thereafter	84,696	84,999

	95,096	94,401

     Operating lease expenses for the year ended December 31, 2008 was RMB 6,324 (2007: RMB 6,976).
     (2) Capital commitments
     As of December 31, 2008, the Group’s capital commitments contracted but not provided for was RMB 22,719 (December 31, 2007: RMB 12,368).
     (3) Exploration and production licenses
     The Group is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were RMB 944 for the years ended December 31, 2008 (2007: RMB 676).
     Estimated annual payments for the next five years are as follows:

December 31, 2008

First year	1,000
Second year	1,000
Third year	1,000
Fourth year	1,000
Fifth year	1,000

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)

14.	FINANCIAL RISK MANAGEMENT
     1 Financial risk
     The Group’s activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.
     (1) Market risk
     (a) Foreign exchange rate risk
     The Group conducts its business primarily in RMB, but maintains a portion of its assets in other currencies to pay for imported crude oil, imported equipment and other materials and to meet foreign currency financial liabilities. The Group is exposed to currency risks arising from fluctuations in various foreign currency exchange rates against the RMB. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. The Group did not enter into material hedge contracts to hedge against its foreign exchange rate risk during the current year.
     (b) Interest rate risk
     The Group has no significant interest rate risk on interest-bearing assets. The Group’s exposure to interest rate risk arises from its borrowings. The Group’s borrowings at floating rates expose the Group to cash flow interest rate risk and its borrowings at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group’s borrowings, together with their respective interest rates and maturity dates, is included in Note 8(24).
     (c) Price risk
     The Group is engaged in a wide range of petroleum-related activities. Prices of crude oil and petroleum products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts on the Group.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     (2) Credit risk
     Credit risk arises from cash at bank and on hand and credit exposure to customers with outstanding receivable balances.
     A substantial portion of the Group’s cash at bank and on hand are placed with the major state-owned banks and financial institutions in China and management believes that the credit risk is low.
     The Group has controls in place to assess the credit quality of its customers and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The Group’s accounts receivable balances over 3 years has been substantially provided for and accounts receivable balances within one year are generally neither past due nor impaired. The Group’s accounts receivable balances that are neither past due nor impaired are with customers with no recent history of default.
     The carrying amounts of cash at bank and on hand, accounts receivable, other receivables and notes receivable included in the consolidated balance sheet represent the Group’s maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.
     The Group has no significant concentration of credit risk.
     (3) Liquidity risk
     The Group’s liquidity risk management involves maintaining sufficient cash and cash equivalents and availability of funding through an adequate amount of committed credit facilities.
     Given the low level of gearing and continued access to funding, the Group believes that its liquidity risk is not material.
     Analysis of the Group’s financial liabilities based on the remaining period at the balance sheet date to the contractual maturity dates are presented in Note 8(24).

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
     2 Capital management
     The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimise returns for equity holders and to minimise its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings.
     The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings/(interest-bearing borrowings + total equity).
     The gearing ratio at December 31, 2008 is 12.9% (2007: 8.2%).
     3 Fair value estimation
     The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2008 and 2007 are disclosed in the respective accounting policies.
     The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash at bank and on hand, accounts receivable, other receivables, accounts payables, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings are presented in Note 8(24).

15.	OTHER SIGNIFICANT MATTERS
     The Company adopted a share appreciation right arrangement payable in cash to the recipients upon the exercise of the rights which became effective on the initial public offering of the H shares of the Company on April 7, 2000. The rights, granted to directors, supervisors and senior executives, could be exercised on or after April 8, 2003 up to April 7, 2008. The exercise price was the price as at the initial public offering being HK$1.28 per share.
     Up to April 7, 2008, none of these rights had been exercised by the holders of these rights. The Company therefore derecognised the liability previously accrued of RMB 1,400 in these financial statements.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)

16	CONSOLIDATED NET PROFIT AFTER DEDUCTING NON-RECURRING ITEMS

	2008	2007

Consolidated net profit	125,946	154,311
Net loss on disposal of non-current assets	2,598	1,822
Net gain on disposal of available-for-sale financial assets	(7)	(278)
Other non-operating (income) and expenses	2,221	1,371
Government grants	(16,006)	(475)
A subsidiary’s net profit before it was combined as a business combination under common control	(3,934)	(2,824)
Reversal of provisons for bad debts against receviables	(184)	(2,473)
Interest income on commissioned loans	(146)	(179)
Reversal of provision related to unexercised share-appreciation rights	(1,400)	—
Tax impact of non-recurring profit/loss items	4,016	1,089
Impact of a change in statuory income tax rates	(3,134)	(3,705)

Consolidated net profit after deducting non-recurring items	109,970	148,659

Attributable to: Equity holders of the Company	99,274	140,412
Minority interest	10,696	8,247
     Basis of preparation of the consolidated net profit after deducting non-recurring items
     In accordance with “Interpretation Announcement on Information Disclosure for Companies with Publicly Listed Securities No.1 — Non-recurring Profit and Loss [2008]” (“Interpreation”), non-recurring items refers to profit or loss items that do not relate to normal operations of the company or those that are related to the normal operations but are of a special and infrequent nature that affect financial statements ability to make accurate judgement of the impact on net profit of each transaction or matter.
     In accordance with the Interpretation, the comparative amounts for the non-recurring items for the year ended December 31, 2007 have been restated.

17	EVENTS AFTER BALANCESHEET DATE
     On January 13, 2009, the Company issued the first tranche of the medium-term notes for the year 2009 amounting to RMB 15 billion for a term of 3 years at an interest rate of 2.70% per annum.
     On March 19, 2009, the Company issued the second tranche of the medium-term notes for the year 2009 amounting to RMB 15 billion for a term of 3 years at an interest rate of 2.28% per annum.

PETROCHINA COMPANY LIMITED MANAGEMENT
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2008
(All amounts in RMB millions unless otherwise stated)
SIGNIFICANT DIFFERENCES BETWEEN IFRS AND CAS
     The financial statements of the Group prepared in accordance with CAS differ in certain material aspects from those in accordance with IFRS. A statement of reconciliation of such differences is set out below:

	Notes	2008	2007

Consolidated net profit for the year under IFRS		126,651	155,176

Adjustments:
Amortisation and disposal of revaluation for assets other than fixed assets and oil and gas properties revalued in 1999	(1)	(171)	(457)
Depreciation, depletion and disposal of fixed assets and oil and gas properties revalued in 2003	(2)	(194)	(162)
Difference arising from disposal of non-current assets which were impaired with such impairment being subsequently reversed	(3)	(18)	142
Other		(322)	(388)

Consolidated net profit for the year under CAS		125,946	154,311

		December	December
	Notes	31,2008	31,2007

Consolidated shareholders’ equity for the year under IFRS		847,126	782,100
Adjustments:
Amortisation and disposal of revaluation for assets other than fixed assets and oil and gas properties revalued in 1999	(1)	238	409
Revaluation and depreciation, depletion and disposal of fixed assets and oil and gas properties revalued in 2003	(2)	143	337
Difference arising from disposal of non-current assets which were impaired with such impairment being subsequently reversed	(3)	(110)	(92)
Other		328	648

Consolidated shareholders’ equity for the year under CAS		847,725	783,402

(1)	During the Restructuring in 1999, valuation was carried out on June 30, 1999 for assets and liabilities CNPC invested. Valuation results from China Enterprise Appraisals are all recognised in financial statements under CAS. However, in the financial statements under IFRS, revaluation model is used in subsequent measurement by the Group only for fixed assets and oil and gas properties. Consequently, valuation results other than fixed assets and oil and gas properties are not recognised in the financial statements under IFRS.

(2)	As revaluation model is used in subsequent measurement for fixed assets and oil and gas properties by the Group under IFRS, revaluation should be carried out by independent appraisers regularly. In order to meet the requirement of IFRS, on September 30, 2003, a revaluation of the Group’s refining and chemical production equipment was undertaken by a firm of independent valuers, China United Assets Appraiser Co., Ltd., in the PRC on a depreciated replacement cost basis. The result of revaluation is recognised in the financial statements under IFRS. However, fixed assets and oil and gas properties are measured by cost model under CAS. Consequently, these revaluation results are not recognised in the financial statements under CAS.

(3)	Under CAS, once recognised, the impairment loss for long-term assets, such as fixed assets, oil and gas properties, intangible assets and long-term equity investment, can not be reversed in subsequent accounting periods. However, under IFRS, once changes have been indicated for various factors based on which impairment for long term assets was provided and make the recoverable amount higher than the carrying amount, the impairment loss recognised previously shall be reversed.

INDEPENDENT AUDITOR’S REPORT
TO THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED
(established in the People’s Republic of China with limited liability)
     We have audited the consolidated financial statements of PetroChina Company Limited (the “Company”) and its subsidiaries (the “Group”) set out on pages 177 to 237, which comprise the consolidated and Company balance sheets as at December 31, 2008, and the consolidated profit and loss account, cash flow statement and statement of changes in equity for the year then ended, and a summary of significant accounting policies and other explanatory notes.
     Directors’ responsibility for the financial statements
     The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
     Auditor’s responsibility
     Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.
     An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the management, as well as evaluating the overall presentation of the financial statements.

     We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
     Opinion
     In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company and of the Group as at December 31, 2008 and of the Group’s financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.
     Other matters
     This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.
     PricewaterhouseCoopers
     Certified Public Accountants
     Hong Kong, March 25, 2009

PETROCHINA COMPANY LIMITED
CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended December 31, 2008
(Amounts in millions)

			2007
	Notes	2008	(Note 19)
		RMB	RMB

TURNOVER	6	1,071,146	836,353

OPERATING EXPENSES
Purchases, services and other		(562,122)	(369,219)
Employee compensation costs	8	(62,065)	(50,863)
Exploration expenses, including exploratory dry holes		(21,879)	(20,956)
Depreciation, depletion and amortisation		(94,603)	(67,274)
Selling, general and administrative expenses		(59,457)	(52,257)
Taxes other than income taxes	9	(124,115)	(73,792)
Other incomes/(expenses), net		12,395	(1,221)

TOTAL OPERATING EXPENSES		(911,846)	(635,582)

PROFIT FROM OPERATIONS		159,300	200,771

FINANCE COSTS
Exchange gain		1,774	1,808
Exchange loss		(2,855)	(2,559)
Interest income		2,274	2,099
Interest expense	10	(2,963)	(3,604)

TOTAL NET FINANCE COSTS		(1,770)	(2,256)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES	17	4,299	6,442

PROFIT BEFORE TAXATION	7	161,829	204,957
TAXATION	12	(35,178)	(49,781)

PROFIT FOR THE YEAR		126,651	155,176

ATTRIBUTABLE TO:
Equity holders of the Company		114,431	146,750
Minority interest		12,220	8,426

		126,651	155,176

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY (RMB)	14	0.63	0.82

DIVIDENDS:
Interim dividends declared during the year	15	24,127	36,823
Final dividends proposed after the balance sheet date	15	27,367	28,708

		51,494	65,531

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED BALANCE SHEET
As of December 31, 2008
(Amounts in millions)

			2007
	Notes	2008	(Note 19)
		RMB	RMB

NON-CURRENT ASSETS
Property, plant and equipment	16	898,909	765,933
Investments in associates and jointly controlled entities	17	28,886	26,219
Available-for-sale financial assets	18	2,022	2,699
Advance operating lease payments	20	26,201	23,434
Intangible and other assets	21	10,677	8,488
Deferred tax assets	31	496	305
Time deposits with maturities over one year		2,510	5,053

TOTAL NON-CURRENT ASSETS		969,701	832,131

CURRENT ASSETS
Inventories	22	90,670	88,496
Accounts receivable	23	16,756	18,565
Prepaid expenses and other current assets	24	69,364	36,216
Notes receivable	25	4,314	4,735
Time deposits with maturities over three months but within one year		10,425	18,885
Cash and cash equivalents	26	32,944	68,652

TOTAL CURRENT ASSETS		224,473	235,549

CURRENT LIABILITIES
Accounts payable and accrued liabilities	27	156,390	145,393
Income taxes payable		1,262	11,762
Other taxes payable		13,924	11,133
Short-term borrowings	28	92,761	30,934

TOTAL CURRENT LIABILITIES		264,337	199,222

NET CURRENT (LIABILITIES)/ ASSETS		(39,864)	36,327

TOTAL ASSETS LESS CURRENT LIABILITIES		929,837	868,458

EQUITY
Equity attributable to equity holders of the Company:
Share capital	29	183,021	183,021
Retained earnings		378,600	333,779
Reserves	30	229,217	221,404

		790,838	738,204
Minority interest		56,288	43,896

TOTAL EQUITY		847,126	782,100

NON-CURRENT LIABILITIES
Long-term borrowings	28	32,827	39,688
Asset retirement obligations	32	36,262	24,761
Deferred tax liabilities	31	12,460	20,874
Other long-term obligations		1,162	1,035

TOTAL NON-CURRENT LIABILITIES		82,711	86,358

TOTAL EQUITY AND NON-CURRENT LIABILITIES		929,837	868,458

The accompanying notes are an integral part of these financial statements.

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

PETROCHINA COMPANY LIMITED
BALANCE SHEET
As of December 31, 2008
(Amounts in millions)

	Notes	2008	2007
		RMB	RMB

NON-CURRENT ASSETS
Property, plant and equipment	16	670,584	560,672
Investments in associates and jointly controlled entities	17	3,793	3,309
Available-for-sale financial assets	18	990	1,506
Subsidiaries	19	136,146	106,816
Advance operating lease payments	20	21,404	18,998
Intangible and other assets	21	9,050	7,188

TOTAL NON-CURRENT ASSETS		841,967	698,489

CURRENT ASSETS
Inventories	22	81,189	70,284
Accounts receivable	23	2,170	2,131
Prepaid expenses and other current assets	24	60,057	40,514
Notes receivable	25	3,878	3,988
Time deposits with maturities over three months but within one year		10,000	18,000
Cash and cash equivalents	26	21,759	60,332

TOTAL CURRENT ASSETS		179,053	195,249

CURRENT LIABILITIES
Accounts payable and accrued liabilities	27	116,754	131,979
Income taxes payable		—	8,542
Other taxes payable		9,067	5,251
Short-term borrowings	28	101,286	26,927

TOTAL CURRENT LIABILITIES		227,107	172,699

NET CURRENT (LIABILITIES)/ ASSETS		(48,054)	22,550

TOTAL ASSETS LESS CURRENT LIABILITIES		793,913	721,039

EQUITY
Equity attributable to equity holders of the Company:
Share capital	29	183,021	183,021
Retained earnings		324,080	263,097
Reserves	30	233,315	218,270

TOTAL EQUITY		740,416	664,388

NON-CURRENT LIABILITIES
Long-term borrowings	28	26,862	32,544
Asset retirement obligations	32	23,854	15,307
Deferred tax liabilities	31	1,702	7,849
Other long-term obligations		1,079	951

TOTAL NON-CURRENT LIABILITIES		53,497	56,651

TOTAL EQUITY AND NON-CURRENT LIABILITIES		793,913	721,039

The accompanying notes are an integral part of these financial statements.

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

PETROCHINA COMPANY LIMITED
CONSOLIDATED CASH FLOW STATEMENT
For the Year Ended December 31, 2008
(Amounts in millions)

			2007
	Notes	2008	(Note 19)
		RMB	RMB

CASH FLOWS FROM OPERATING ACTIVITIES	33	170,506	205,243

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures		(215,416)	(173,268)
Acquisition of investments in associates and jointly controlled entities		(3,619)	(1,903)
Acquisition of available-for-sale financial assets		(23)	(328)
Consolidation of PetroKazakhstan Inc.	17	—	1,542
Acquisition of intangible assets and other non-current assets		(3,909)	(3,378)
Purchase of minority interest		(177)	(178)
Acquisition of Sun World Limited	19	(6,693)	—
Repayment of capital by associates and jointly controlled entities		—	6,618
Proceeds from disposal of property, plant and equipment		435	1,014
Proceeds from disposal of investments in associates and jointly controlled entities		67	1,033
Proceeds from disposal of subsidiaries		535	—
Proceeds from disposal of available-for-sale financial assets		52	276
Proceeds from disposal of intangible and other non-current assets		37	—
Dividends received		4,095	1,111
Decrease/(increase) in time deposits with maturities over three months		10,669	(18,025)

NET CASH FLOWS USED FOR INVESTING ACTIVITIES		(213,947)	(185,486)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings		(83,841)	(33,183)
Repayments of long-term borrowings		(14,196)	(24,218)
Dividends paid to minority interest		(2,738)	(4,829)
Dividends paid to equity holders of the Company	15	(52,835)	(64,517)
Dividends paid to Sun World Limited equity holder from Sun World Limited pre-acquisition		(791)	—
Issuance of A shares	29	—	66,243
Increase in short-term borrowings		152,768	36,842
Increase in long-term borrowings		4,472	20,650
Capital contribution from minority interest		8,768	1,349
Capital reduction of subsidiaries		(3,754)	—
(Decrease)/increase in other long-term obligations		(8)	33

NET CASH FLOWS FROM/(USED FOR) FINANCING ACTIVITIES		7,845	(1,630)

TRANSLATION OF FOREIGN CURRENCY		(112)	(221)

(Decrease)/increase in cash and cash equivalents		(35,708)	17,906
Cash and cash equivalents at beginning of the year	26	68,652	50,746

Cash and cash equivalents at end of the year	26	32,944	68,652

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the Year Ended December 31, 2008
(Amounts in millions)

	Attributable to equity holders of the Company				Minority Interest	Total Equity
	Share	Retained
	Capital	Earnings	Reserves	Subtotal
	RMB	RMB	RMB	RMB	RMB	RMB

Balance at December 31, 2006	179,021	264,092	143,564	586,677	30,914	617,591

Acquisition of Sun World Limited (Note 19)	—	3,758	(12)	3,746	835	4,581

Balance at January 1, 2007	179,021	267,850	143,552	590,423	31,749	622,172

Fair value gain from available-for-sale financial assets	—	—	286	286	22	308
Currency translation differences	—	—	(938)	(938)	(914)	(1,852)

Net loss recognised directly in equity	—	—	(652)	(652)	(892)	(1,544)
Profit for the year ended December 31, 2007	—	146,750	—	146,750	8,426	155,176

Total recognised income/(loss) for 2007	—	146,750	(652)	146,098	7,534	153,632

Transfer to reserves (Note 30)	—	(12,768)	12,768	—	—	—
Special Reserve-Safety Fund Reserve (Note 30)	—	(3,536)	3,536	—	—	—
Final dividends for 2006 (Note 15)	—	(27,694)	—	(27,694)	—	(27,694)
Interim dividends for 2007 (Note 15)	—	(36,823)	—	(36,823)	—	(36,823)
Dividends to minority interest	—	—	—	—	(4,823)	(4,823)
Purchase of minority interest in subsidiaries	—	—	(113)	(113)	(65)	(178)
Issuance of A shares	4,000	—	62,243	66,243	—	66,243
Consolidation of PetroKazakhstan Inc.	—	—	—	—	8,101	8,101
Capital contribution from minority interest	—	—	—	—	1,349	1,349
Other	—	—	70	70	51	121

Balance at December 31, 2007	183,021	333,779	221,404	738,204	43,896	782,100

Fair value loss from available-for-sale financial assets	—	—	(237)	(237)	(36)	(273)
Currency translation differences	—	—	(1,172)	(1,172)	(1,504)	(2,676)

Net loss recognised directly in equity	—	—	(1,409)	(1,409)	(1,540)	(2,949)
Profit for the year ended December 31, 2008	—	114,431	—	114,431	12,220	126,651

Total recognised income/(loss) for 2008	—	114,431	(1,409)	113,022	10,680	123,702

Transfer to reserves (Note 30)	—	(12,770)	12,770	—	—	—
Special Reserve-Safety Fund Reserve (Note 30)	—	(3,214)	3,214	—	—	—
Final dividends for 2007 (Note 15)	—	(28,708)	—	(28,708)	—	(28,708)
Interim dividends for 2008 (Note 15)	—	(24,127)	—	(24,127)	—	(24,127)
Dividends to Sun World Limited equity holder from Sun World Limited pre-acquisition	—	(791)	—	(791)	—	(791)
Dividends to minority interest	—	—	—	—	(2,776)	(2,776)
Capital reduction of subsidiaries	—	—	(61)	(61)	(3,693)	(3,754)
Acquisition of Sun World Limited (Note 19)	—	—	(6,693)	(6,693)	—	(6,693)
Purchase of minority interest in subsidiaries	—	—	(17)	(17)	(160)	(177)
Capital contribution from minority interest	—	—	—	—	8,768	8,768
Disposal of subsidiaries	—	—	—	—	(429)	(429)
Other	—	—	9	9	2	11

Balance at December 31, 2008	183,021	378,600	229,217	790,838	56,288	847,126

The accompanying notes are an integral part of these financial statements.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

1	ORGANISATION AND PRINCIPAL ACTIVITIES
     PetroChina Company Limited (the “Company”) was established in the People’s Republic of China (“PRC” or “China”) on November 5, 1999 as a joint stock company with limited liability as a result of a group restructuring (the “Restructuring”) of China National Petroleum Corporation (“CNPC”) in preparation for the listing of the Company’s shares in Hong Kong and in the United States of America in 2000 (Note 29). The Company and its subsidiaries are collectively referred to as the “Group”.
     The Group is principally engaged in (i) the exploration, development and production and sale of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, (iii) the production and sale of chemicals, and (iv) the transmission, marketing and sale of natural gas (Note 39).

2	BASIS OF PREPARATION
     The consolidated financial statements (comprising the consolidated balance sheet, the consolidated profit and loss account, the consolidated cash flow statement and the consolidated statement of changes in equity and a summary of significant accounting policies and other explanatory notes) and the balance sheet of the Company have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements and the balance sheet of the Company have been prepared under the historical cost convention except as disclosed in the accounting policies below.
     The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

3	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES
     (a) Basis of consolidation
     Subsidiaries are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has the power to govern the financial and operating policies.
     A subsidiary is consolidated from the date on which control is transferred to the Group and is no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries except for business combinations under common control. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
the cost of an acquisition over the fair value of the Group’s share of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the consolidated profit and loss account.
     An acquisition of a business which is a business combination under common control is accounted for in a manner similar to a uniting of interests whereby the assets and liabilities acquired are accounted for at carryover predecessor values to the other party to the business combination with all periods presented as if the operations of the Group and the business acquired have always been combined. The difference between the consideration paid by the Group and the net assets or liabilities of the business acquired is adjusted against equity.
     Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated but considered an impairment indicator of the asset transferred. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.
     For purposes of the presentation of the Company’s balance sheets, investments in subsidiaries are accounted for at cost less impairment.
     A listing of the Group’s principal subsidiaries is set out in Note 19.
     (b) Investments in associates
     Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting in the consolidated financial statements of the Group and are initially recognised at cost. Under this method of accounting the Group’s share of the post-acquisition profits or losses of associates is recognised in the consolidated profit and loss account and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amounts of the investments. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated loss and is tested for impairment as part of the overall balance. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired associate at the date of acquisition.
     For purposes of the presentation of the Company’s balance sheet, investments in associates are accounted for at cost less impairment.
     A listing of the Group’s principal associates is shown in Note 17.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     (c) Investments in jointly controlled entities
     Jointly controlled entities are those over which the Group has contractual arrangements to jointly share control with one or more parties. The Group’s interest in jointly controlled entities is accounted for by the equity method of accounting (Note 3(b)) in the consolidated financial statements.
     For purposes of the presentation of the Company’s balance sheet, investments in jointly controlled entities are accounted for at cost less impairment.
     A listing of the Group’s principal jointly controlled entities is shown in Note 17.
     (d) Transactions with minority interest
     The Group applies a policy of treating transactions with minority interests as transactions with equity participants of the Group. Gains and losses resulting from disposals to minority interests are recorded in equity. The differences between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired resulting from the purchase from minority interests, are recorded in equity.
     (e) Foreign currencies
     Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Most assets and operations of the Group are located in the PRC (Note 39), and the functional currency of the Company and most of the consolidated subsidiaries is the Renminbi (“RMB”). The consolidated financial statements are presented in the presentation currency of RMB.
     Foreign currency transactions of the Group are accounted for at the exchange rates prevailing at the respective dates of the transactions; monetary assets and liabilities denominated in foreign currencies are translated at exchange rates at the balance sheet date; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities are recognised in the consolidated profit and loss account.
     For the Group entities that have a functional currency different from the Group’s presentation currency, assets and liabilities for each balance sheet presented are translated at the closing rate at the balance sheet date. Income and expenses for each income statement presented are translated at the average exchange rates for each period and the resulting exchange differences are recognised as a separate component of equity.
     (f) Property, plant and equipment
     Property, plant and equipment, including oil and gas properties (Note 3(g)), are recorded at cost less accumulated depreciation, depletion and amortisation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use. Subsequent to their initial recognition, property, plant and equipment are carried at revalued amounts. Revaluations are performed by independent qualified valuers on a periodic basis.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     In the intervening years between independent revaluations, the directors review the carrying values of the property, plant and equipment and adjustments are made if the carrying values differ materially from their respective fair values.
     Increases in the carrying values arising from revaluations are credited to the revaluation reserve. Decreases in the carrying values arising from revaluations are first offset against increases from earlier revaluations in respect of the same assets and are thereafter charged to the consolidated profit and loss account. All other decreases in carrying values are charged to the consolidated profit and loss account. Any subsequent increases are credited to the consolidated profit and loss account up to the respective amounts previously charged.
     Revaluation surpluses realised through the depreciation or disposal of revalued assets are retained in the revaluation reserve and will not be available for offsetting against future revaluation losses.
     Depreciation, to write off the cost or valuation of each asset, other than oil and gas properties (Note 3(g)), to their residual values over their estimated useful lives is calculated using the straight-line method.
     The Group uses the following useful lives for depreciation purposes:

Buildings	8 - 40 years
Equipment and Machinery	4 - 30 years
Motor vehicles	4 - 14 years
Other	5 - 12 years
     No depreciation is provided on construction in progress until the assets are completed and ready for use.
     The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
     Property, plant and equipment, including oil and gas properties (Note 3(g)), are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of a cash generating unit exceeds the higher of its fair value less costs to sell and its value in use, which is the estimated net present value of future cash flows to be derived from the cash generating unit.
     Gains and losses on disposals of property, plant and equipment are determined by reference to their carrying amounts and are recorded in the consolidated profit and loss account.
     Interest and other costs on borrowings to finance the construction of property, plant and equipment are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Costs for repairs and maintenance activities are expensed as incurred except for costs of components that result in improvements or betterments which are capitalised as part of property, plant and equipment and depreciated over their useful lives.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     (g) Oil and gas properties
     The successful efforts method of accounting is used for oil and gas exploration and production activities. Under this method, all costs for development wells, support equipment and facilities, and proved mineral interests in oil and gas properties are capitalised. Geological and geophysical costs are expensed when incurred. Costs of exploratory wells are capitalised as construction in progress pending determination of whether the wells find proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Exploratory wells in areas not requiring major capital expenditures are evaluated for economic viability within one year of completion of drilling. The related well costs are expensed as dry holes if it is determined that such economic viability is not attained. Otherwise, the related well costs are reclassified to oil and gas properties and are subject to impairment review (Note 3(f)). For exploratory wells that are found to have economically viable reserves in areas where major capital expenditure will be required before production can commence, the related well costs remain capitalised only if additional drilling is underway or firmly planned. Otherwise the related well costs are expensed as dry holes. The Group does not have any significant costs of unproved properties capitalised in oil and gas properties.
     The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities.
     The cost of oil and gas properties is amortised at the field level based on the unit of production method. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of the Group’s production licenses. The Group’s oil and gas reserves estimates include only crude oil and condensate and natural gas which management believes can be reasonably produced within the current terms of these production licenses.
     (h) Intangible assets
     Expenditures on acquired patents, trademarks, technical know-how and licenses are capitalised at historical cost and amortised using the straight-line method over their useful lives, generally less than 10 years. Intangible assets are not subsequently revalued. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount and is recognised in the consolidated profit and loss account. The recoverable amount is measured as the higher of fair value less costs to sell and value in use which is the estimated net present value of future cash flows to be derived from the asset.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     (i) Financial assets
     Financial assets are classified into the following categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. The Group has only loans and receivables and available-for-sale financial assets. The detailed accounting policies for loans and receivables and available-for-sale financial assets held by the Group are set out below.
     • Loans and receivables
     Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. The Group’s loans and receivables comprise accounts receivable, notes receivable, other receivables, time deposits and cash and cash equivalents. The recognition methods for loans and receivables are disclosed in the respective policy notes.
     • Available-for-sale financial assets
     Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories; these are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. The Group’s available-for-sale financial assets primarily comprise unquoted equity instruments.
     Regular purchases and sales of available-for-sale financial assets are recognised on settlement date, the date that the asset is delivered to or by the Group (the effective acquisition or sale date). Available-for-sale financial assets are initially recognised at fair value plus transaction costs. Available-for-sale financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership in the investment. Available-for-sale financial assets are measured at fair value except where there are no quoted market prices in active markets and the fair values cannot be reliably measured using valuation techniques. Available-for-sale financial assets that do not have quoted market prices in active markets and whose fair value cannot be reliably measured are carried at cost. The Group assesses at each balance sheet date whether there is objective evidence that an available-for-sale financial asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the available-for-sale financial asset and the present value of the estimated cash flows.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     (j) Leases
     Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. The Group has no significant finance leases.
     Leases of assets under which a significant portion of the risks and benefits of ownership are effectively retained by the lessors are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessors) are expensed on a straight-line basis over the lease terms. Payments made to the PRC’s land authorities to secure land use rights are treated as operating leases. Land use rights are generally obtained through advance lump-sum payments and the terms of use range up to 50 years.
     (k) Related parties
     Related parties include CNPC and its subsidiaries, other state-controlled enterprises and their subsidiaries directly or indirectly controlled by the PRC government, corporations which the Company is able to control, jointly control or exercise significant influence over, key management personnel of the Company and CNPC and their close family members.
     Transactions with related parties do not include those with providers of public utilities (including electricity, telecommunications and postal services) and government departments and agencies which are conducted in the ordinary course of business at arm’s length market prices.
     (l) Inventories
     Inventories include oil products, chemical products and materials and supplies which are stated at the lower of cost and net realisable value. Cost is primarily determined by the weighted average cost method. The cost of finished goods comprises raw materials, direct labour, other direct costs and related production overheads, but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.
     (m) Accounts receivable
     Accounts receivable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision made for impairment of these receivables. Such provision for impairment is established if there is objective evidence that the Group will not be able to collect amounts due according to the original terms of the receivables. The factors the Group considers when assessing whether an account receivable is impaired include but are not limited to significant financial difficulties of the customer, probability that the debtor will enter bankruptcy or financial reorganisation and default or delinquency in payments. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     (n) Cash and cash equivalents
     Cash and cash equivalents comprise cash in hand, deposits held with banks and highly liquid investments with original maturities of three months or less from the time of purchase.
     (o) Accounts payable
     Accounts payable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.
     (p) Borrowings
     Borrowings are recognised initially at fair value, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective yield method. Any difference between proceeds (net of transaction costs) and the redemption value is recognised in the consolidated profit and loss account over the period of the borrowings.
     Borrowing costs are recognised as an expense in the period in which they are incurred except for the portion eligible for capitalisation as part of qualifying property, plant and equipment.
     Borrowings are classified as current liabilities unless the Group has unconditional rights to defer settlements of the liabilities for at least 12 months after the balance sheet date.
     (q) Taxation
     The Company has obtained approval from the State Administration for Taxation to report taxable income on a consolidated basis.
     Deferred tax is provided in full, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates that have been enacted or substantively enacted by the balance sheet date and are expected to apply to the period when the related deferred tax asset is realised or deferred tax liability is settled.
     The principal temporary differences arise from depreciation on oil and gas properties and equipment and provision for impairment of receivables, inventories, investments and property, plant and equipment. Deferred tax assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable income will be available against which the unused tax losses can be utilised.
     The Group also incurs various other taxes and levies that are not income taxes. “Taxes other than income taxes”, which form part of operating expenses, primarily comprise a special levy on domestic sales of crude oil (Note 9), consumption tax, resource tax, urban construction tax, education surcharges and business tax.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     (r) Revenue recognition
     Sales are recognised upon delivery of products and customer acceptance or performance of services, net of sales taxes and discounts. Revenues are recognised only when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods in the ordinary course of the Group’s activities, and when the amount of revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably and collectability of the related receivables is reasonably assured.
     The Group markets a portion of its natural gas under take-or-pay contracts. Customers under the take-or-pay contracts are required to take or pay for the minimum natural gas deliveries specified in the contract clauses. Revenue recognition for natural gas sales and transmission tariff under the take-or-pay contracts follows the accounting policies described in this note. Payments received from customers for natural gas not yet taken are recorded as deferred revenues until actual deliveries take place.
     (s) Provisions
     Provisions are recognised when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources will be required to settle the obligations, and reliable estimates of the amounts can be made.
     Provision for future decommissioning and restoration is recognised in full on the installation of oil and gas properties. The amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the costs of the oil and gas properties. Any change in the present value of the estimated expenditure other than due to passage of time which is regarded as interest expense, is reflected as an adjustment to the provision and oil and gas properties.
     (t) Research and development
     Research expenditure incurred is recognised as an expense. Costs incurred on development projects are recognised as intangible assets to the extent that such expenditure is expected to generate future economic benefits.
     (u) Retirement benefit plans
     The Group contributes to various employee retirement benefit plans organised by PRC municipal and provincial governments under which it is required to make monthly contributions to these plans at prescribed rates for its employees in China. The relevant PRC municipal and provincial governments undertake to assume the retirement benefit obligations of existing and future retired employees of the Group in China. The Group has similar retirement benefit plans for its employees in its overseas operations. Contributions to these PRC and overseas plans are charged to expense as incurred. In addition, the Group joined the corporate annuity plan approved by relevant PRC authorities. Contribution to the annuity plan is charged to expense as incurred.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     The Group currently has no additional material obligations outstanding for the payment of retirement and other post-retirement benefits of employees in the PRC or overseas other than what described above.
     (v) Share-based compensation — Share appreciation rights
     Compensation under the share appreciation rights is measured based on the fair value of the liability incurred and is expensed over the vesting period. The liability is remeasured at each balance sheet date to its fair value until settlement with all the changes in liability recorded in employee compensation costs in the consolidated profit and loss account; the related liability is included in the salaries and welfare payable.
     (w) New accounting developments
     IAS 19 (Amendment), ‘Employee benefits’ clarifies that the distinction between short-term and long-term employee benefits will be based on whether benefits are due to be settled within or after 12 months of employee service being rendered. IAS 19 (Amendment) is effective from 1 January 2009 and the Group will apply IAS 19 (Amendment) from 1 January 2009, but it is not expected to have any significant impact on the consolidated financial statements.
     IAS 27 (Revised), ‘Consolidated and separate financial statements’ requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. IAS 27 (Revised) also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognised in profit or loss. IAS 27 (Revised) is effective for annual periods commencing on or after 1 July 2009 and the Group is currently evaluating the impact of IAS 27 (Revised) on the Group’s financial statements.
     IAS 27 (Amendment), ‘Consolidated and separate financial statements’ removes the definition of the cost method and replaces it with a requirement to present dividends as income in the separate financial statements of the investor. IAS 27 (Amendment) is effective from 1 January 2009 and the Group will apply IAS 27 (Amendment) from 1 January 2009, but it is not expected to have any significant impact on the consolidated financial statements.
     IAS 28 (Amendment), ‘Investments in associates’ requires an investment in an associate be treated as a single asset for the purposes of impairment testing and any impairment loss is not allocated to specific assets included within the investment, for example, goodwill. Reversals of impairment are recorded as an adjustment to the investment balance to the extent that the recoverable amount of the associate increases. IAS 28 (Amendment) is effective from 1 January 2009 and the Group will apply IAS 28 (Amendment) from 1 January 2009, but it is not expected to have any significant impact on the consolidated financial statements.
     IAS 36 (Amendment), ‘Impairment of assets’ requires that where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value-in-use calculation should be made. IAS 36 (Amendment) is effective from 1 January 2009 and the Group will apply IAS 36 (Amendment) from 1 January 2009, but it is not expected to have any significant impact on the consolidated financial statements.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     IAS 38 (Amendment), ‘Intangible assets’ requires a prepayment only be recognised in the event that payment has been made in advance of obtaining right of access to goods or receipt of services. IAS 38 (Amendment) is effective from 1 January 2009 and the Group will apply IAS 38 (Amendment) from 1 January 2009, but it is not expected to have any significant impact on the consolidated financial statements.
     IFRS 3 (Revised), ‘Business combinations’ continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair vale or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. IFRS 3 (Revised) is effective for annual periods commencing on or after 1 July 2009 and the Group is currently evaluating the impact of IFRS 3 (Revised) on the Group’s financial statements.
     IFRS 5 (Amendment), ‘Non-current assets held for sale and discontinued operations’ clarifies that all of a subsidiary’s assets and liabilities are classified as held for sale if a partial disposal plan results in loss of control, and relevant disclosure should be made for this subsidiary if the definition of a discontinued operation is met. IFRS 5 (Amendment) is effective for annual periods commencing on or after 1 July 2009 and the Group is currently evaluating the impact of IFRS 5 (Amendment) on the Group’s financial statements.

4	FINANCIAL RISK AND CAPITAL MANAGEMENT
     4.1 Financial risk factors
     The Group’s activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk.
     (a) Market risk
     • Foreign exchange risk
     The Group conducts its business primarily in RMB, but maintains a portion of its assets in other currencies to pay for imported crude oil, imported equipment and other materials and to meet foreign currency financial liabilities. The Group is exposed to currency risks arising from fluctuations in various foreign currency exchange rates against the RMB. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. The Group did not enter into material hedge contracts to hedge against its foreign exchange rate risk during the current year.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     • Interest rate risk
     The Group has no significant interest rate risk on interest-bearing assets. The Group’s exposure to interest rate risk arises from its borrowings. The Group’s borrowings at floating rates expose the Group to cash flow interest rate risk and its borrowings at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group’s borrowings, together with their respective interest rates and maturity dates, is included in Note 28.
     • Price risk
     The Group is engaged in a wide range of petroleum-related activities. Prices of crude oil and petroleum products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts on the Group.
     (b) Credit risk
     Credit risk arises from cash and cash equivalents, time deposits with banks and credit exposure to customers with outstanding receivable balances.
     A substantial portion of the Group’s cash at bank and time deposits are placed with the major state-owned banks and financial institutions in China and management believes that the credit risk is low.
     The Group has controls in place to assess the credit quality of its customers and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The Group’s accounts receivable balances over 3 years has been substantially provided for and accounts receivable balances within one year are generally neither past due nor impaired. The Group’s accounts receivable balances that are neither past due nor impaired are with customers with no recent history of default.
     The carrying amounts of cash and cash equivalents, time deposits placed with banks, accounts receivable, other receivables and notes receivable included in the consolidated balance sheet represent the Group’s maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk.
     The Group has no significant concentration of credit risk.
     (c) Liquidity risk
     The Group’s liquidity risk management involves maintaining sufficient cash and cash equivalents and availability of funding through an adequate amount of committed credit facilities.
     Given the low level of gearing and continued access to funding, the Group believes that its liquidity risk is not material.
     Analysis of the Group’s financial liabilities based on the remaining period at the balance sheet date to the contractual maturity dates are presented in Note 28.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     4.2 Capital management
     The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimise returns for equity holders and to minimise its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings.
     The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings/(interest-bearing borrowings + total equity). The gearing ratios at December 31, 2008 is 12.9% (2007: 8.3%).
     4.3 Fair value estimation
     The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at December 31, 2008 and 2007 are disclosed in the respective accounting policies.
     The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash and cash equivalents, time deposits with maturities over three months but within one year, accounts receivable, other receivables, trade payables, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings are presented in Note 28.

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
     Estimates and judgements are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
     The matters described below are considered to be the most critical in understanding the estimates and judgements that are involved in preparing the Group’s consolidated financial statements.
     (a) Estimation of oil and natural gas reserves
     Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the Group’s consolidated financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     (b) Estimation of impairment of property, plant and equipment
     Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as the future price of crude oil, refined and chemical products and the production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans. Favourable changes to some assumptions may allow the Group to avoid the need to impair any assets in these years, whereas unfavourable changes may cause the assets to become impaired.
     (c) Estimation of asset retirement obligations
     Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price levels, etc. In addition to these factors, the present value of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

6	TURNOVER
     Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil and natural gas. Analysis of turnover by segment is shown in Note 39.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

7	PROFIT BEFORE TAXATION

	2008	2007
	RMB	RMB

Items credited and debited in arriving at the profit before taxation included:

Crediting
Dividend income from available-for-sale financial assets	251	126
Reversal of provision for impairment of receivables	184	2,473
Reversal of write down in inventories	15	98
Government grants (i)	16,914	1,197

Charging
Amortisation on intangible and other assets	1,884	1,503
Auditors’ remuneration	95	119
Cost of inventories recognised as expense	661,798	458,508
Impairment of available-for-sale financial assets	30	—
Provision for impairment of receivables	185	152
Loss on disposal of property, plant and equipment	2,596	1,808
Operating lease expenses	6,817	7,443
Research and development expenses	7,760	5,315
Write down in inventories	8,608	153

(i)	Government grants primarily comprise financial support measures provided by the PRC government to ensure supply of crude oil and refined products in the domestic market implemented from 2008.

8	EMPLOYEE COMPENSATION COSTS

	2008	2007
	RMB	RMB

Wages, salaries and allowances	38,933	32,798
Social security costs	23,132	18,065

	62,065	50,863

     Social security costs mainly represent contributions to plans for staff welfare organised by the PRC municipal and provincial governments and others including contributions to the retirement benefit plans (Note 34).

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

9	TAXES OTHER THAN INCOME TAXES
     Taxes other than income taxes include RMB 85,291 for the year ended December 31, 2008 (2007: RMB 44,662) of special levies which were paid or payable on the portion of income realised from the sales of domestically-produced crude oil at prices above a certain level.

10	INTEREST EXPENSE

	2008	2007
	RMB	RMB

Interest on
Bank loans
— wholly repayable within five years	1,981	1,985
— not wholly repayable within five years	22	181
Other loans
— wholly repayable within five years	1,365	1,643
— not wholly repayable within five years	598	327
Accretion expense (Note 32)	1,746	1,202
Less: Amounts capitalised	(2,749)	(1,734)

	2,963	3,604

     Amounts capitalised are borrowing costs that are directly attributable to the construction of a qualifying asset. Interest rates on such capitalised borrowings range from 5.346% to 6.966% (2007: 5.832% to 6.966%) per annum.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

11	EMOLUMENTS OF DIRECTORS AND SUPERVISORS
     Details of the emoluments of directors and supervisors for the years ended December 31, 2008 and 2007 are as follows:

	2008				2007
Name	Fee for directors and supervisors	Salaries, allowances and other benefits	Contribution to retirement benefit scheme	Total	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Chairman:
Mr. Chen Geng (i)	—	—	—	—	598
Mr. Jiang Jiemin	—	—	—	—	916

	—	—	—	—	1,514

Vice Chairman:
Mr. Zhou Jiping	—	495	20	515	—

Executive directors:
Mr. Duan Wende (iii)	—	353	13	366	824
Mr. Liao Yongyuan	—	836	33	869	—

	—	1,189	46	1,235	824

Non-executive directors:
Mr. Wang Yilin	—	—	—	—	—
Mr. Zeng Yukang	—	—	—	—	—
Mr. Wang Fucheng	—	—	—	—	—
Mr. Wang Guoliang	—	—	—	—	—
Mr. Li Xinhua	—	—	—	—	—
Mr. Jiang Fan	—	548	21	569	499
Mr. Chee-Chen Tung	249	—	—	249	264
Mr. Liu Hongru	343	—	—	343	349
Mr. Li Yongwu (ii)	197	—	—	197	—
Mr. Cui Junhui	331	—	—	331	—
Mr. Franco Bernabè	243	—	—	243	257

	1,363	548	21	1,932	1,369

Supervisors:
Mr. Chen Ming	—	—	—	—	—
Mr. Wen Qingshan	—	—	—	—	—
Mr. Sun Xianfeng	—	—	—	—	—
Mr. Yu Yibo	—	—	—	—	—
Mr. Xu Fengli (i)	—	—	—	—	264
Mr. Wang Yawei	—	—	—	—	—
Mr. Qin Gang	—	490	31	521	469
Ms. Wang Shali	—	—	—	—	—
Mr. Li Yongwu (ii)	110	—	—	110	315
Mr. Zhang Jinzhu (iii)	—	193	13	206	333
Mr. Wu Zhipan	234	—	—	234	319
Mr. Li Yuan	124	—	—	124	—

	468	683	44	1,195	1,700

	1,831	2,915	131	4,877	5,407

(i)	No longer a director or supervisor since May 16, 2007.

(ii)	Elected as an independent non-executive director in May 16, 2008 and no longer a supervisor since then.

(iii)	No longer an executive director or a supervisor since May 16, 2008.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     The emoluments of the directors and supervisors fall within the following bands (including directors and supervisors whose term expired during the year):

	2008	2007
	Number	Number

RMB Nil – RMB 1 million	25	20

     Fees for directors and supervisors disclosed above included RMB 1,363 thousand (2007: RMB 870 thousand) paid to independent non-executive directors.
     None of the directors and supervisors has waived their remuneration during the year ended December 31, 2008 (2007: None).
     The five highest paid individuals in the Company for each of the two years ended December 31, 2008 and 2007 were also directors or supervisors and their emoluments are reflected in the analysis shown above.
     During 2008 and 2007, the Company did not incur any severance payment to any director for loss of office or any payment as inducement to any director to join the Company.
     The Company adopted a share-based compensation scheme which is a share appreciation rights arrangement payable in cash to the recipients upon exercise of the rights which became effective upon the listing of the H shares of the Company on April 7, 2000. Directors, supervisors and senior executives of the Company were eligible for the scheme and the rights granted thereunder were exercisable from April 8, 2003 to April 7, 2008. The exercise price was the price of the H share as at the initial public offering, being HK$1.28 per share.
     As at April 7, 2008 (being the expiry date of the exercise of the share appreciation rights), none of the holders of the share appreciation rights exercised their rights. The Company therefore derecognised the liability previously accrued of RMB 1,400 million in the financial statements of the Group for the year ended December 31, 2008.

12	TAXATION

	2008	2007
	RMB	RMB

Income taxes	43,393	48,975
Deferred taxes (Note 31)	(8,215)	806

	35,178	49,781

     In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25% (2007: 33%). Operations of the Group in certain regions in China have qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2010 and accelerated depreciation of certain property, plant and equipment.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2008	2007
	RMB	RMB

Profit before taxation	161,829	204,957

Tax calculated at a tax rate of 25% (2007: 33%)	40,457	67,636
Prior year tax return adjustment	25	451
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	6,876	633
Effect of preferential tax rate	(10,895)	(17,008)
Effect of change in statutory income tax rates on deferred taxes	(3,134)	(3,788)
Tax effect of income not subject to tax	(1,358)	(2,838)
Tax effect of taxable items deductible not expensed	—	(2,365)
Tax effect of expenses not deductible for tax purposes	3,207	4,142
Tax effect of unused tax losses which had expired	—	2,918

Taxation	35,178	49,781

13	PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
The profit attributable to equity holders of the Company is dealt with in the consolidated financial statements of the Group to the extent of RMB 114,431 for the year ended December 31, 2008 (2007: RMB 146,750).

14	BASIC AND DILUTED EARNINGS PER SHARE
Basic and diluted earnings per share for the year ended December 31, 2008 have been computed by dividing profit for the year attributable to equity holders of the Company by the number of 183,021 million shares issued and outstanding for the year.
Basic and diluted earnings per share for the year ended December 31, 2007 have been computed by dividing profit for the year attributable to equity holders of the Company by the weighted average number of 179,700 million shares issued and outstanding for the year.
There are no potentially dilutive ordinary shares.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

15	DIVIDENDS

	2008	2007
	RMB	RMB

Interim dividends attributable to equity holders of the Company for 2008 (note a)	24,127	—
Proposed final dividends attributable to equity holders of the Company for 2008 (note b)	27,367	—
Interim dividends attributable to equity holders of the Company for 2007 (note c)	—	36,823
Final dividends attributable to equity holders of the Company for 2007 (note d)	—	28,708

	51,494	65,531

(a)	Interim dividends attributable to equity holders of the Company in respect of 2008 of RMB 0.13183 yuan per share amounting to a total of RMB 24,127 were accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2008, and were paid on October 16, 2008.

(b)	At the meeting on March 25, 2009, the Board of Directors proposed final dividends attributable to equity holders of the Company in respect of 2008 of RMB 0.14953 yuan per share amounting to a total of RMB 27,367. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the balance sheet date and will be accounted for in equity as an appropriation of retained earnings in the year ending December 31, 2009 when approved at the forthcoming Annual General Meeting.

(c)	Interim dividends attributable to equity holders of the Company in respect of 2007 of RMB 0.205690 yuan per share amounting to a total of RMB 36,823 were accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2007, and were paid on September 28, 2007.

(d)	Final dividends attributable to equity holders of the Company in respect of 2007 of RMB 0.156859 yuan per share amounting to a total of RMB 28,708 were approved by the shareholders in the Annual General Meeting on May 15, 2008 and accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2008, and were paid on June 13, 2008.

(e)	Final dividends attributable to equity holders of the Company in respect of 2006 of RMB 0.154699 yuan per share amounting to a total of RMB 27,694 were approved by the shareholders in the Annual General Meeting on May 16, 2007 and accounted for in equity as an appropriation of retained earnings in the year ended December 31, 2007, and were paid on June 1, 2007.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

16	PROPERTY, PLANT AND EQUIPMENT
     Group

		Oil	Equipment
Year Ended		and Gas	and	Motor		Construction
December 31, 2007	Buildings	Property	Machinery	Vehicles	Other	in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost or valuation
At beginning of the year	80,309	582,433	307,845	12,120	7,976	73,950	1,064,633
Additions	2,983	7,883	2,299	3,237	293	170,405	187,100
Transfers	8,778	87,528	25,916	—	885	(123,107)	—
Consolidation of PetroKazakhstan Inc.	184	8,119	247	170	136	1,310	10,166
Disposals or write offs	(1,585)	(8,539)	(2,443)	(423)	(265)	(9,161)	(22,416)
Currency translation differences	(77)	(1,635)	(133)	(11)	(19)	(237)	(2,112)

At end of the year	90,592	675,789	333,731	15,093	9,006	113,160	1,237,371

Accumulated depreciation and impairment
At beginning of the year	(19,280)	(237,822)	(147,787)	(6,533)	(4,381)	(297)	(416,100)
Charge for the year	(5,034)	(37,022)	(19,940)	(1,215)	(775)	(5)	(63,991)
Disposals or write offs or transfers	1,459	4,687	1,073	344	102	17	7,682
Currency translation differences	10	915	26	6	14	—	971

At end of the year	(22,845)	(269,242)	(166,628)	(7,398)	(5,040)	(285)	(471,438)

Net book value
At end of the year	67,747	406,547	167,103	7,695	3,966	112,875	765,933

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     Group (continued)

		Oil	Equipment
Year Ended		and Gas	and	Motor		Construction
December 31, 2008	Buildings	Property	Machinery	Vehicles	Other	in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost or valuation
At beginning of the year	90,592	675,789	333,731	15,093	9,006	113,160	1,237,371
Additions	1,005	14,382	3,694	2,793	288	220,089	242,251
Transfers	10,257	106,838	32,261	—	920	(150,276)	—
Disposals or write offs	(2,308)	(3,945)	(3,611)	(492)	(222)	(10,341)	(20,919)
Currency translation differences	(247)	(3,023)	(380)	(67)	(106)	(348)	(4,171)

At end of the year	99,299	790,041	365,695	17,327	9,886	172,284	1,454,532

Accumulated depreciation and impairment
At beginning of the year	(22,845)	(269,242)	(166,628)	(7,398)	(5,040)	(285)	(471,438)
Charge for the year	(5,852)	(50,827)	(31,828)	(1,446)	(942)	(1)	(90,896)
Disposals or write offs or transfers	1,005	1,868	2,034	339	214	20	5,480
Currency translation differences	58	968	109	36	59	1	1,231

At end of the year	(27,634)	(317,233)	(196,313)	(8,469)	(5,709)	(265)	(555,623)

Net book value
At end of the year	71,665	472,808	169,382	8,858	4,177	172,019	898,909

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     Company

		Oil	Equipment
Year Ended		and Gas	and	Motor		Construction
December 31, 2007	Buildings	Property	Machinery	Vehicles	Other	in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost or valuation
At beginning of the year	54,433	379,503	252,281	7,306	5,690	61,585	760,798
Transfer from subsidiaries	2,246	4,395	15,228	348	1,591	165	23,973
Additions	1,993	4,654	2,236	2,497	227	129,890	141,497
Transfers	6,688	63,715	21,862	—	512	(92,777)	—
Disposals or write offs	(1,265)	(2,994)	(2,103)	(234)	(103)	(7,278)	(13,977)

At end of the year	64,095	449,273	289,504	9,917	7,917	91,585	912,291

Accumulated depreciation and impairment
At beginning of the year	(14,684)	(152,065)	(120,400)	(4,090)	(2,600)	(252)	(294,091)
Transfer from subsidiaries	(1,015)	(2,583)	(10,400)	(266)	(1,102)	(6)	(15,372)
Charge for the year	(3,922)	(24,651)	(16,245)	(730)	(402)	(1)	(45,951)
Disposals or write offs or transfers	1,148	1,632	768	212	26	9	3,795

At end of the year	(18,473)	(177,667)	(146,277)	(4,874)	(4,078)	(250)	(351,619)

Net book value
At end of the year	45,622	271,606	143,227	5,043	3,839	91,335	560,672

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     Company (continued)

		Oil	Equipment
Year Ended		and Gas	and	Motor		Construction
December 31, 2008	Buildings	Property	Machinery	Vehicles	Other	in Progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost or valuation
At beginning of the year	64,095	449,273	289,504	9,917	7,917	91,585	912,291
Transfer from subsidiary	29	—	684	7	—	—	720
Additions	770	10,721	2,375	1,718	160	176,202	191,946
Transfers	7,198	77,492	28,569	—	542	(113,801)	—
Disposals or write offs	(1,586)	(2,223)	(2,353)	(200)	(53)	(8,222)	(14,637)

At end of the year	70,506	535,263	318,779	11,442	8,566	145,764	1,090,320

Accumulated depreciation and impairment
At beginning of the year	(18,473)	(177,667)	(146,277)	(4,874)	(4,078)	(250)	(351,619)
Transfer from subsidiary	(7)	—	(204)	(4)	—	—	(215)
Charge for the year	(4,227)	(36,784)	(28,930)	(949)	(495)	—	(71,385)
Disposals or write offs or transfers	589	686	1,994	156	48	10	3,483

At end of the year	(22,118)	(213,765)	(173,417)	(5,671)	(4,525)	(240)	(419,736)

Net book value
At end of the year	48,388	321,498	145,362	5,771	4,041	145,524	670,584

     The Group does not have any significant property, plant and equipment under finance leases at December 31, 2008 and 2007.
     The depreciation charge of the Group for the year ended December 31, 2008 included impairment losses of RMB 4,235 and RMB 11,949 (2007: RMB Nil and RMB 294) respectively on certain of the Group’s oil and gas properties and equipment and machinery. The carrying values of these assets were written down to their recoverable values.
     A valuation of all of the Group’s property, plant and equipment, excluding oil and gas reserves, was carried out during 1999 by independent valuers on a depreciated replacement cost basis. As at September 30, 2003, a revaluation of the Group’s refining and chemical production equipment was undertaken by a firm of independent valuers, China United Assets Appraiser Co., Ltd., in the PRC on a depreciated replacement cost basis. The revaluation surplus net of applicable deferred income taxes was credited to ‘other reserves’ in shareholders’ equity.
     As at March 31, 2006, a revaluation of the Group’s oil and gas properties was undertaken by independent valuers, China United Assets Appraiser Co., Ltd. and China Enterprise Appraisals, on a depreciated replacement cost basis. The revaluation did not result in significant differences from their carrying values.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

17	INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES
     The summarized financial information of the Group’s principal associates and jointly controlled entities, including the aggregated amounts of assets, liabilities, revenues, profit or loss and the interest held by the Group were as follows:

Name	Country of Incorporation	Assets RMB	Liabilities RMB	Revenues RMB	Profit/(loss) RMB	Interest Held %	Type of Share

As of or for the year ended December 31, 2008:
Dalian West Pacific Petrochemical Co., Ltd.	PRC	10,433	13,182	41,643	(5,660)	28.44	ordinary
China Marine Bunker (PetroChina) Co., Ltd.	PRC	6,619	3,972	43,037	392	50.00	ordinary

As of or for the year ended December 31, 2007:
Dalian West Pacific Petrochemical Co., Ltd.	PRC	14,233	10,890	35,575	610	28.44	ordinary
China Marine Bunker (PetroChina) Co., Ltd.	PRC	6,254	4,012	34,060	274	50.00	ordinary
PetroKazakhstan Inc. (i)	Canada	—	—	18,450	6,902	67.00	ordinary

(i)	Through a supplementary agreement between the Group and the minority shareholder of PetroKazakhstan Inc. (first acquired by the Group on December 28, 2006 and accounted for using the equity method of accounting up to December 11, 2007), the Group gained control over PetroKazakhstan Inc. from December 12, 2007. Therefore, as of the date it acquired control over PetroKazakhstan Inc., the Group now accounts for its investment in PetroKazakhstan Inc. as a subsidiary in accordance with IFRS 3, ‘Business combinations’.
     Dividends received and receivable from associates and jointly controlled entities were RMB 3,886 in 2008 (2007: RMB 990).
     In 2008, investments in associates and jointly controlled entities of RMB 36 (2007: RMB 833) were disposed of for a loss of RMB 3 (2007: gain of RMB 320).

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

18	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	Group		Company
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
	RMB	RMB	RMB	RMB

Available-for-sale financial assets	2,481	3,186	1,443	1,987
Less: Impairment losses	(459)	(487)	(453)	(481)

	2,022	2,699	990	1,506

     Available-for-sale financial assets comprise principally unlisted equity securities.
     In 2008, available-for-sale financial assets of RMB 74 (2007: RMB 145) were disposed of, resulting in the realization of a gain of RMB 5 (2007: RMB 142).

19	SUBSIDIARIES
     The principal subsidiaries of the Group are:

Company Name	Country of Incorporation	Paid-up Capital (RMB)	Type of Legal Entity	Attributable Equity Interest %	Principal Activities
Daqing Oilfield Company Limited	PRC	47,500	Limited liability company	100.00	Exploration, production and sale of crude oil and natural gas

Daqing Yu Shu Lin Oilfield Company Limited	PRC	1,272	Limited liability company	88.16	Exploration, production and sale of crude oil and natural gas

CNPC Exploration and Development Company Limited	PRC	16,100	Limited liability company	50.00	Exploration, production and sale of crude oil and natural gas in and outside the PRC

PetroKazakhstan Inc. (Note 17)	Canada	US Dollar 1,265	Joint stock company with limited liability	67.00	Exploration, production and sale of crude oil and natural gas outside the PRC

PetroChina Hong Kong Limited (i)	Hong Kong	HK Dollar 7,592	Limited liability company	100.00	Investment holding. The principal activities of its subsidiaries, the associates and the jointly controlled entities are the exploration and production of crude oil and natural gas in and outside the PRC
     (i) On August 27, 2008, the Board of Directors of the Company approved the acquisition by the Company of a 100% interest in Sun World Limited (a company incorporated in the British Virgin Islands) through its wholly owned subsidiary PetroChina Hong Kong Limited and PetroChina Hong Kong (BVI) Ltd from CNPC through its wholly owned subsidiary China Petroleum Hongkong (Holding) Limited for consideration of HK$7,592 (approximately RMB 6,693) and the acquisition was completed on December 18, 2008 on which Sun World Limited

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
directly held 2,513,917,342 shares of CNPC (Hong Kong) Limited (a company incorporated in Bermuda and the shares of which are listed on The Stock Exchange of Hong Kong), representing approximately 56.66% of the issued share capital of CNPC (Hong Kong) Limited.
     The acquisition is a business combination under common control since the Company and Sun World Limited are under the common control of CNPC. As a result, the Company accounted for the acquisition in a manner similar to a uniting of interests, whereby the assets and liabilities acquired are accounted for at carryover predecessor values to CNPC (net assets of HK$ 6,038 or approximately RMB 5,323 at the effective date).
     The consolidated financial statements have been restated to give effect to the acquisition with all periods presented as if the operations of the Group and Sun World Limited have always been combined. The difference between the consideration of RMB 6,693 and the net assets of Sun World Limited acquired has been adjusted against equity.
     The summarized results of operations for the year ended December 31, 2007 and the financial position as at December 31, 2007 for the separate entities and on a consolidation basis are set out below:

	The Group
	(as previously	Sun World
	reported)	Limited	Consolidated
	RMB	RMB	RMB

Results of operations:
Turnover	835,037	3,753	836,353
Profit for the year	155,229	2,824	155,176
Basic and diluted earnings per share for profit attributable to equity holders of the Company (RMB)	0.81	0.01	0.82
Financial position:
Total assets	1,060,131	11,642	1,067,680
Total liabilities	283,784	1,711	285,580
Net assets	776,347	9,931	782,100

20	ADVANCE OPERATING LEASE PAYMENTS

	Group		Company
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
	RMB	RMB	RMB	RMB

Land use rights	16,887	14,411	13,938	11,886
Advance lease payments	9,314	9,023	7,466	7,112

	26,201	23,434	21,404	18,998

     Land use rights have terms up to 50 years. Advance lease payments are principally for use of land sub-leased from entities other than the PRC land authorities. These advance operating lease payments are amortised over the related lease terms using the straight-line method.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

21	INTANGIBLE AND OTHER ASSETS
     Group

	December 31, 2008			December 31, 2007
	Cost	Accumulated amortisation	Net	Cost	Accumulated amortisation	Net
	RMB	RMB	RMB	RMB	RMB	RMB

Patents	3,071	(1,729)	1,342	2,801	(1,523)	1,278
Technical know-how	372	(174)	198	288	(131)	157
Other	7,093	(2,108)	4,985	5,391	(1,360)	4,031

Intangible assets	10,536	(4,011)	6,525	8,480	(3,014)	5,466

Other assets			4,152			3,022

			10,677			8,488

     Company

	December 31, 2008			December 31, 2007
		Accumulated			Accumulated
	Cost	amortisation	Net	Cost	amortisation	Net
	RMB	RMB	RMB	RMB	RMB	RMB

Patents	2,456	(1,114)	1,342	2,183	(908)	1,275
Technical know-how	244	(78)	166	183	(50)	133
Other	5,309	(1,748)	3,561	4,115	(1,146)	2,969

Intangible assets	8,009	(2,940)	5,069	6,481	(2,104)	4,377

Other assets			3,981			2,811

			9,050			7,188

     Patents principally represent expenditure incurred in acquiring processes and techniques that are generally protected by the relevant government authorities. Technical know-how are amounts attributable to operational technology acquired in connection with the purchase of equipment. The costs of technical know-how are included as part of the purchase price and are separately distinguishable from the other assets acquired.

22	INVENTORIES

	Group		Company
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
	RMB	RMB	RMB	RMB

Crude oil and other raw materials	31,305	30,324	26,457	25,222
Work in progress	3,472	6,083	5,743	5,834
Finished goods	65,072	52,804	56,525	39,839
Spare parts and consumables	31	32	21	26

	99,880	89,243	88,746	70,921
Less: Write down in inventories	(9,210)	(747)	(7,557)	(637)

	90,670	88,496	81,189	70,284

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     Inventories of the Group, which are carried at net realisable value, amounted to RMB 53,551 (2007: RMB 1,981) at December 31, 2008.

23	ACCOUNTS RECEIVABLE

	Group		Company
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
	RMB	RMB	RMB	RMB

Accounts receivable due from third parties	12,784	15,442	2,662	2,989
Accounts receivable due from related parties	6,394	6,002	1,701	1,796

	19,178	21,444	4,363	4,785
Less: Provision for impairment of receivables	(2,422)	(2,879)	(2,193)	(2,654)

	16,756	18,565	2,170	2,131

     Amounts due from related parties are interest free and unsecured (Note 38).
     The aging analysis of accounts receivable at December 31, 2008 and December 31, 2007 is as follows:

	Group		Company
	December 31, 2008	December 31,2007	December 31, 2008	December 31, 2007
	RMB	RMB	RMB	RMB

Within 1 year	16,509	18,406	2,024	2,025
Between 1 to 2 years	155	39	83	22
Between 2 to 3 years	25	32	13	31
Over 3 years	2,489	2,967	2,243	2,707

	19,178	21,444	4,363	4,785

     The Group offers its customers credit terms up to 180 days.
     Movements in the provision for impairment of accounts receivable are as follows:

	Group
	2008	2007
	RMB	RMB

At beginning of the year	2,879	3,257
Provision for impairment of accounts receivable	35	49
Receivables written off as uncollectible	(388)	(288)
Reversal of provision for impairment of accounts receivable	(104)	(139)

At end of the year	2,422	2,879

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

24	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	Group		Company
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
	RMB	RMB	RMB	RMB

Other receivables	7,808	9,472	4,935	6,210
Amounts due from related parties
— Subsidiaries	—	—	10,965	12,997
— Other	17,743	19,586	13,863	14,713
Advances to suppliers	21,582	10,745	7,499	8,258

	47,133	39,803	37,262	42,178
Less: Provision for impairment	(3,938)	(4,079)	(1,953)	(2,121)

	43,195	35,724	35,309	40,057
Prepaid income taxes	—	—	2,734	—
Value-added tax recoverable	25,677	—	21,508	—
Prepaid expenses	275	304	223	269
Other current assets	217	188	283	188

	69,364	36,216	60,057	40,514

     Other receivables consist primarily of taxes other than income tax refunds, subsidies receivable, and receivables for the sale of materials and scrap.
     Except for loans to related parties (Note 38 (g)), all other amounts due from related parties are interest free, unsecured and have no fixed terms of repayment.

25	NOTES RECEIVABLE
     Notes receivable represent mainly bills of acceptance issued by banks for the sale of goods and products. All notes receivable are due within one year.

26	CASH AND CASH EQUIVALENTS
     The weighted average effective interest rate on bank deposits was 2.24% per annum for the year ended December 31, 2008 (2007: 2.00% per annum).

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

27	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	Group		Company
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
	RMB	RMB	RMB	RMB

Trade payables	29,431	40,567	14,896	17,892
Advances from customers	10,800	9,846	9,288	8,331
Salaries and welfare payable	6,363	11,585	5,395	10,751
Accrued expenses	13	5	9	3
Dividends payable by subsidiaries to minority shareholders	61	67	—	—
Interest payable	82	65	29	58
Construction fee and equipment cost payables	46,310	30,784	40,233	25,363
One-time employee housing remedial payment payable	6	221	6	218
Amounts due to related parties
—Subsidiaries	—	—	2,370	33,227
—Other	47,896	41,025	34,262	28,470
Other payables	15,428	11,228	10,266	7,666

	156,390	145,393	116,754	131,979

     Other payables consist primarily of customer deposits.
     Amounts due to related parties are interest-free, unsecured and have no fixed terms of repayment (Note 38).
     The aging analysis of trade payables at December 31, 2008 and 2007 is as follows:

	Group		Company
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
	RMB	RMB	RMB	RMB

Within 1 year	27,878	39,125	13,528	16,610
Between 1 to 2 years	843	819	725	733
Between 2 to 3 years	243	307	220	279
Over 3 years	467	316	423	270

	29,431	40,567	14,896	17,892

28	BORROWINGS
     (a) Short-term borrowings

	Group		Company
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
	RMB	RMB	RMB	RMB

Bank loans
— secured	1,500	320	—	—
— unsecured	24,970	18,363	22,152	13,907
Loans from CNPC and a fellow CNPC subsidiary	60,746	50	73,760	3,990
Other	1	1	1	1

	87,217	18,734	95,913	17,898
Current portion of long-term borrowings	5,544	12,200	5,373	9,029

	92,761	30,934	101,286	26,927

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     (b) Long-term borrowings

		Group		Company
	Interest rates and final maturities	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
		RMB	RMB	RMB	RMB

Renminbi — denominated borrowings:

Bank loans for the development of oil fields and construction of refining plants	Floating interest rate at 7.05% per annum as of December 31, 2008, with maturities through 2010	200	6,720	200	3,820

Bank loans for working capital	Floating interest rates ranging from 5.67% to 6.20% per annum as of December 31, 2008, with maturities through 2012	6,030	6,030	6,000	6,000

Loans from CNPC and a fellow CNPC subsidiary for the development of oil fields and construction of refining plants	Floating interest rates ranging from 5.04% to 6.26% per annum as of December 31, 2008, with maturities through 2032	16,181	19,862	16,181	19,862

Working capital loans from fellow CNPC subsidiaries	Majority floating interest rate at 5.83% per annum as of December 31, 2008, with maturities through 2011	456	70	2	70

Working capital loans	Fixed interest rate at 6.32% per annum as of December 31, 2008, with no fixed repayment terms	5	5	5	5

Corporate debenture for the development of oil and gas properties	Fixed interest rates ranging from 3.76% to 4.11% per annum as of December 31, 2008, with maturities through 2013	3,500	3,500	3,500	3,500

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

		Group		Company
	Interest rates and final maturities	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
		RMB	RMB	RMB	RMB

US Dollar — denominated borrowings:

Bank loans for the development of oil fields and construction of refining plants	Fixed interest rates ranging from zero to 8.66% per annum as of December 31, 2008, with maturities through 2038	278	403	278	403

Bank loans for the development of oil fields and construction of refining plants	Floating interest rates ranging from LIBOR plus 0.50% to LIBOR plus 3.00% per annum as of December 31, 2008, with maturities through 2014	3,825	4,927	407	498

Bank loans for working capital	Floating interest rates ranging from LIBOR plus 0.30% to LIBOR plus 0.40% per annum as of December 31, 2008, with maturities through 2010	2,392	2,630	2,392	2,556

Bank loans for acquisition of overseas oil and gas properties	Floating interest rate at LIBOR plus 0.55% per annum as of December 31, 2008, with maturities through 2009	—	821	—	—

Loans from a fellow CNPC subsidiary for the development of oil fields and construction of refining plants	Floating interest rate at LIBOR plus 0.40% per annum as of December 31, 2008, with maturities through 2020	2,691	4,171	2,691	4,171

Loans from a fellow CNPC subsidiary for working capital	Floating interest rate at 8.00% per annum as of December 31, 2008, with maturities through 2015	851	329	—	—

Loans for the development of oil fields and construction of refining plants	Fixed interest rate at 1.55% per annum as of December 31, 2008, with maturities through 2022	352	404	352	404

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

		Group		Company
	Interest rates and final maturities	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
		RMB	RMB	RMB	RMB

Loans for working capital	Floating interest rates ranging from 3.89% to 5.00% per annum as of December 31, 2008, with no fixed repayment terms	569	609	—	—

Corporate debenture for the development of oil fields and construction of refining plants	Fixed interest rate at 3.00% per annum as of December 31, 2008, with maturities through 2019	301	335	—	—

Corporate debenture for the development of oil and gas properties	Fixed interest rate at 9.50% per annum as of December 31, 2008, with maturities through 2011	513	730	—	—

Corporate debenture for the development of oil and gas properties	Fixed interest rate at 15.00% per annum as of December 31, 2008, with maturities through 2008	—	58	—	—

Japanese Yen — denominated borrowings:

Bank loans for the development of oil fields and construction of refining plants	Fixed interest rate at 2.42% per annum as of December 31, 2008, with maturities through 2010	20	37	20	37

Euro — denominated borrowings:

Bank loans for the development of oil fields and construction of refining plants	Fixed interest rates ranging from 2.00% to 2.30% per annum as of December 31, 2008, with maturities through 2023	207	247	207	247

Total long-term borrowings		38,371	51,888	32,235	41,573
Less: Current portion of long-term borrowings		(5,544)	(12,200)	(5,373)	(9,029)

		32,827	39,688	26,862	32,544

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     For loans denominated in RMB with floating interest rates, the interest rates are re-set annually on the respective anniversary dates based on interest rates announced by the People’s Bank of China. For loans denominated in currencies other than RMB with floating interest rates, the interest rates are re-set quarterly or semi-annually as stipulated in the respective agreements. Other loans represent loans from independent third parties other than banks. Interest free loans amounted to RMB 53 (2007: RMB 60) at December 31, 2008.
     Borrowings of the Group of RMB 941 were guaranteed by CNPC and its subsidiaries at December 31, 2008 (2007: RMB 498), and no borrowings of subsidiaries of the Company were guaranteed by the Company and third parities at December 31, 2008 (2007: RMB 30).
     The Group’s borrowings include secured liabilities (bank borrowings) totalling RMB 2,867 at December 31, 2008 (2007: RMB 3,607). These bank borrowings are secured over certain of the Group’s notes receivable, inventories, intangible assets and time deposits with maturities over one year.

	Group		Company
	December	December	December	December
	31, 2008	31, 2007	31, 2008	31, 2007
	RMB	RMB	RMB	RMB
Total borrowings:
— interest free	53	60	53	60
— at fixed rates	84,236	11,940	80,847	5,910
— at floating rates	41,299	58,622	47,248	53,501

	125,588	70,622	128,148	59,471

Weighted average effective interest rates:
— bank loans	4.14%	5.54%	4.50%	5.38%
— loans from CNPC and fellow CNPC subsidiaries	4.32%	5.17%	3.73%	4.66%
— other loans	3.05%	3.64%	1.53%	1.53%
— corporate debentures	4.51%	4.87%	3.91%	3.91%

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     The carrying amounts and fair values of long-term borrowings are as follows:

	Group		Company
	Carrying Amounts
	December	December	December	December
	31, 2008	31, 2007	31, 2008	31, 2007
	RMB	RMB	RMB	RMB
Bank loans	12,952	21,815	9,504	13,561
Loans from CNPC and fellow CNPC subsidiaries	20,179	24,432	18,874	24,103
Corporate debentures	4,314	4,623	3,500	3,500
Other	926	1,018	357	409

	38,371	51,888	32,235	41,573

	Group		Company
	Fair Values
	December	December	December	December
	31, 2008	31, 2007	31, 2008	31, 2007
	RMB	RMB	RMB	RMB
Bank loans	12,754	21,580	9,307	13,342
Loans from CNPC and fellow CNPC subsidiaries	20,179	24,428	18,874	24,099
Corporate debentures	4,020	4,104	3,263	2,981
Other	798	883	228	274

	37,751	50,995	31,672	40,696

     The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the balance sheet dates. Such discount rates ranged from 1.47% to 7.41% per annum as of December 31, 2008 (2007: 0.81% to 7.71%) depending on the type of the borrowings. The carrying amounts of short-term borrowings approximate their fair value.
     Maturities of long-term borrowings at the dates indicated below are as follows:

	Group		Company
	December	December	December	December
Bank loans	31, 2008	31, 2007	31, 2008	31, 2007
	RMB	RMB	RMB	RMB
Within one year	225	5,861	225	3,808
Between one to two years	9,966	424	8,599	242
Between two to five years	2,395	12,322	314	9,005
After five years	366	3,208	366	506

	12,952	21,815	9,504	13,561

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

	Group		Company
	December	December	December	December
Loans other than bank loans	31, 2008	31, 2007	31, 2008	31, 2007
	RMB	RMB	RMB	RMB
Within one year	5,319	6,339	5,148	5,221
Between one to two years	5,451	5,330	5,090	5,148
Between two to five years	5,037	7,576	3,580	7,149
After five years	9,612	10,828	8,913	10,494

	25,419	30,073	22,731	28,012

29	SHARE CAPITAL

	Group and Company
	December	December
	31, 2008	31, 2007
	RMB	RMB

Registered, issued and fully paid:

A shares	161,922	161,922
H shares	21,099	21,099

	183,021	183,021

Number of shares of the Company (millions)	2008	2007

Beginning balance	183,021	179,021
Issuance of shares	—	4,000

Ending balance	183,021	183,021

     In accordance with the Restructuring Agreement between CNPC and the Company effective as of November 5, 1999, the Company issued 160 billion state-owned shares in exchange for the assets and liabilities transferred to the Company by CNPC. The 160 billion state-owned shares were the initial registered capital of the Company with a par value of RMB 1.00 yuan per share.
     On April 7, 2000, the Company issued 17,582,418,000 shares, represented by 13,447,897,000 H shares and 41,345,210 ADSs (each representing 100 H shares) in a global initial public offering (“Global Offering”) and the trading of the H shares and the ADSs on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange commenced on April 7, 2000 and April 6, 2000, respectively. The H shares and ADSs were issued at prices of HK$ 1.28 per H share and US$ 16.44 per ADS respectively for which the net proceeds to the Company were approximately RMB 20 billion. The shares issued pursuant to the Global Offering rank equally with existing shares.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     Pursuant to the approval of the China Securities Regulatory Commission, 1,758,242,000 state-owned shares of the Company owned by CNPC were converted into H shares for sale in the Global Offering.
     In September 2005, the Company issued 3,196,801,818 new H shares at HK$ 6.00 per share and net proceeds to the Company amounted to approximately RMB 19,692. CNPC also sold 319,680,182 state-owned shares it held concurrently with PetroChina’s sale of new H shares in September 2005.
     On November 5, 2007, the Company issued 4,000,000,000 new A shares at RMB 16.70 yuan per share and net proceeds to the Company amounted to approximately RMB 66,243 and the listing and trading of the A shares on the Shanghai Stock Exchange commenced on November 5, 2007.
     Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.
     Shareholders’ rights are governed by the Company Law of the PRC that requires an increase in registered capital to be approved by the shareholders in shareholders’ general meetings and the relevant PRC regulatory authorities.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

30	RESERVES

	Group		Company
	2008	2007	2008	2007
	RMB	RMB	RMB	RMB
Revaluation Reserve
Beginning balance	79,946	79,946	79,946	79,946

Ending balance	79,946	79,946	79,946	79,946

Capital Reserve
Beginning balance	53,362	(8,881)	50,735	(11,508)
Issuance of shares (Note 29)	—	62,243	—	62,243

Ending balance	53,362	53,362	50,735	50,735
Statutory Common Reserve Fund (Note a)
Beginning balance	102,696	89,928	91,596	78,828
Transfer from retained earnings	12,770	12,768	12,770	12,768

Ending balance	115,466	102,696	104,366	91,596

Special Reserve-Safety Fund Reserve
Beginning balance	3,536	—	2,709	—
Transfer from retained earnings	3,214	3,536	2,475	2,709

Ending balance	6,750	3,536	5,184	2,709

Currency translation differences
Beginning balance	(1,545)	(607)	—	—
Currency translation differences	(1,172)	(938)	—	—

Ending balance	(2,717)	(1,545)	—	—

Other reserves
Beginning balance	(16,591)	(16,834)	(6,716)	(6,859)
Purchase of minority interest in subsidiaries	(17)	(113)	—	(117)
Acquisition of Sun World Limited	(6,693)	—	—	—
Capital reduction of a subsidiary	(61)	—	—	—
Fair value (loss)/gain on available-for-sale financial assets	(237)	286	(202)	260
Other	9	70	2	—

Ending balance	(23,590)	(16,591)	(6,916)	(6,716)

	229,217	221,404	233,315	218,270

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     (a) Pursuant to the PRC regulations and the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined under the PRC accounting regulations, to a Statutory Common Reserve Fund (“Reserve Fund”). Appropriation to the Reserve Fund may cease when the fund aggregates to 50% of the Company’s registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders.
     The Reserve Fund shall only be used to make good previous years’ losses, to expand the Company’s production operations, or to increase the capital of the Company. Upon approval of a resolution of shareholders’ in a general meeting, the Company may convert its Reserve Fund into share capital and issue bonus shares to existing shareholders in proportion to their original shareholdings or to increase the nominal value of each share currently held by them, provided that the balance of the Reserve Fund after such issuance is not less than 25% of the Company’s registered capital.
     (b) According to the relevant PRC regulations, the distributable reserve is the lower of the retained earnings computed under PRC accounting regulations and IFRS. As of December 31, 2008, the Company’s distributable reserve amounted to RMB 316,708 (2007: RMB 257,086).

31	DEFERRED TAXATION
     Deferred taxation is calculated on temporary differences under the liability method using a principal tax rate of 25%.
     The movements in the deferred taxation account are as follows:

	Group		Company
	2008	2007	2008	2007
	RMB	RMB	RMB	RMB

At beginning of the year	20,569	19,978	7,849	6,480
Transfer to profit and loss account (Note 12)	(8,215)	806	(6,109)	1,200
Credit/(charge) directly to equity	(67)	87	(67)	87
Consolidation of PetroKazakhstan Inc.	—	(174)	—	—
Transfer from subsidiaries	—	—	29	82
Currency translation differences	(364)	(128)	—	—
Others	41	—	—	—

At end of the year	11,964	20,569	1,702	7,849

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     Deferred tax balances before offset are attributable to the following items:

	Group		Company
	December	December	December	December
	31, 2008	31, 2007	31, 2008	31, 2007
	RMB	RMB	RMB	RMB
Deferred tax assets:
Current:
Impairment, primarily for receivables and inventories	9,164	5,391	5,787	3,583
Tax losses of subsidiaries	294	95	—	—
Non-current:
Impairment of long-term assets	4,580	3,172	4,419	2,798
Other	885	1,702	631	1,455

Total deferred tax assets	14,923	10,360	10,837	7,836

Deferred tax liabilities:
Non-current:
Accelerated tax depreciation	24,607	30,445	12,517	15,649
Other	2,280	484	22	36

Total deferred tax liabilities	26,887	30,929	12,539	15,685

Net deferred tax liabilities	11,964	20,569	1,702	7,849

     Deferred tax balances after offset are listed as below:

	Group		Company
	December	December	December	December
	31, 2008	31, 2007	31, 2008	31, 2007
	RMB	RMB	RMB	RMB
Deferred tax assets	496	305	—	—
Deferred tax liabilities	12,460	20,874	1,702	7,849
     There were no material unrecognised tax losses at December 31, 2008 and 2007.

32	ASSET RETIREMENT OBLIGATIONS

	Group		Company
	2008	2007	2008	2007
	RMB	RMB	RMB	RMB

At beginning of the year	24,761	18,481	15,307	11,269
Liabilities incurred	10,033	4,818	7,640	3,239
Consolidation of PetroKazakhstan Inc.	—	385	—	—
Transfer from subsidiaries	—	—	—	196
Liabilities settled	(169)	(110)	(124)	(110)
Accretion expense (Note 10)	1,746	1,202	1,031	713
Currency translation differences	(109)	(15)	—	—

At end of the year	36,262	24,761	23,854	15,307

     Asset retirement obligations relate to oil and gas properties (Note 16).
The Group does not have any assets that are legally restricted for the purpose of settling asset retirement obligations.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

33	CASH FLOWS FROM OPERATING ACTIVITIES

			2007
	Notes	2008	(Note 19)
		RMB	RMB

Profit for the year		126,651	155,176
Adjustments for:
Taxation	12	35,178	49,781
Depreciation, depletion and amortisation		94,603	67,274
Capitalised exploratory costs charged to expense	16	10,341	9,161
Share of profit of associates and jointly controlled entities		(4,299)	(6,442)
Provision /(reversal of provision) for impairment of receivables, net	7	1	(2,321)
Write down in inventories, net	7	8,593	55
Impairment of available-for-sale financial assets, net	7	30	—
Impairment of investments in associates and jointly controlled entities		29	5
Loss on disposal of property, plant and equipment	7	2,596	1,808
Loss/(gain) on disposal of intangible and other assets		19	(2)
Loss/(gain) on disposal of investments in associates and jointly controlled entities	17	3	(320)
Gain on disposal of available-for-sale financial assets	18	(5)	(142)
Gain on disposal of a subsidiary		(259)	—
Dividend income	7	(251)	(126)
Interest income		(2,274)	(2,099)
Interest expense	10	2,963	3,604
Advance payments on long-term operating leases		(4,675)	(4,803)
Changes in working capital:
Accounts receivable and prepaid expenses and other current assets		(26,767)	(16,051)
Inventories		(10,771)	(12,041)
Accounts payable and accrued liabilities		(5,685)	19,844

CASH FLOWS GENERATED FROM OPERATIONS		226,021	262,361
Interest received		2,362	2,072
Interest paid		(3,984)	(4,163)
Income taxes paid		(53,893)	(55,027)

NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		170,506	205,243

34	PENSIONS
     The Group participates in various employee retirement benefit plans (Note 3(u)). Expenses incurred by the Group in connection with the retirement benefit plans for the year ended December 31, 2008 amounted to RMB 6,997 (2007: RMB 5,754).

35	CONTINGENT LIABILITIES
     (a) Bank and other guarantees
     At December 31, 2008, borrowings of associates of RMB 43 (2007: RMB 77) from China Petroleum Finance Company Limited (“CP Finance”, a subsidiary of CNPC) were guaranteed by the Group. The Group had contingent liabilities in respect of the guarantees from which it is anticipated that no material liabilities will arise.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     (b) Environmental liabilities
     China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.
     (c) Legal contingencies
     Notwithstanding certain insignificant lawsuits as well as other proceeds outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.
     (d) Leasing of roads, land and buildings
     As at December 31, 2008, CNPC is still in the process of completing the process of obtaining the formal land use certificates, necessary governmental procedures for the requisition of collectively-owned land on which gas stations are located and building ownership certificates for buildings transferred to the Group under the Restructuring Agreement entered into between the Company and CNPC in 2000.
     Management confirms that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the certain relevant land use right certificates or individual building ownership certificates have not been obtained to date or the fact that the relevant governmental procedures have not been completed. In management’s opinion, the outcome of the above events will not have a material adverse effect on the financial position of the Group.
     (e) Group insurance
     The Group has insurance coverage for vehicles and certain assets subject to significant operating risks but does not carry any other insurance for property, facilities or equipment with respect to its business operations.
     In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance as such insurance coverage is not customary in China.
     The potential effect of resultant losses arising from future incidents on the financial position of the Group cannot be estimated at present.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

36	COMMITMENTS
     (a) Operating lease commitments
     Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from one to 50 years and usually do not contain renewal options. Future minimum lease payments as of December 31, 2008 and 2007 under non-cancellable operating leases are as follows:

	December	December
	31, 2008	31, 2007
	RMB	RMB

No later than 1 year	3,634	3,397
Later than 1 year and no later than 5 years	12,492	11,978
Later than 5 years	78,970	79,026

	95,096	94,401

     (b) Capital commitments
     At December 31, 2008, the Group’s capital commitments contracted but not provided for were RMB 22,719 (2007: RMB 12,368).
     (c) Exploration and production licenses
     The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were approximately RMB 944 for the year ended December 31, 2008 (2007: RMB 676).
     Estimated annual payments for the next five years are as follows:

December
31, 2008
RMB

2009	1,000
2010	1,000
2011	1,000
2012	1,000
2013	1,000

37	MAJOR CUSTOMERS
     The Group’s major customers are as follows:

	2008		2007
	Revenue	Percentage of total revenue	Revenue	Percentage of total revenue
	RMB	%	RMB	%

China Petroleum & Chemical Corporation	57,594	5	50,292	6
CNPC and its subsidiaries	46,645	4	31,325	4

	104,239	9	81,617	10

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

38	RELATED PARTY TRANSACTIONS
     CNPC, the immediate parent of the Company, is a state-controlled enterprise directly controlled by the PRC government. The PRC government is the Company’s ultimate controlling party. State-controlled enterprises and their subsidiaries, in addition to CNPC Group companies, directly or indirectly controlled by the PRC government are also related parties of the Group. Neither CNPC nor the PRC government publishes financial statements available for public use.
     The Group has extensive transactions with other companies of the CNPC Group. Due to these relationships, it is possible that the terms of the transactions between the Group and other members of the CNPC Group are not the same as those that would result from transactions with other related parties or wholly unrelated parties.
     The Company and CNPC entered into a Comprehensive Products and Services Agreement on March 10, 2000 for a range of products and services which may be required and requested by either party; a Land Use Rights Leasing Contract under which CNPC leases 42,476 parcels of land located throughout the PRC to the Company; and a Buildings Leasing Contract under which CNPC leases 191 buildings located throughout the PRC to the Company.
     The terms of the current Comprehensive Products and Services Agreement were amended in 2005 and the agreement was effective through December 31, 2008. The products and services to be provided by the CNPC Group to the Company under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services are provided in accordance with (1) state-prescribed prices; or (2) where there is no state-prescribed price, relevant market prices; or (3) where neither (1) nor (2) is applicable, actual cost incurred; or the agreed contractual price, being the actual cost plus a margin of not more than 15% for certain construction and technical services, and 3% for all other types of services.
     In order to comply with the continuing Hong Kong Stock Exchange Listing Rules and the Shanghai Stock Exchange Listing Rules, on the basis of the existing Comprehensive Products and Services Agreement, the Company and CNPC entered into a new Comprehensive Products and Services Agreement on 27 August 2008 for a period of three years which took effect on 1 January 2009. The new Comprehensive Products and Services Agreement has already incorporated the terms of the current Comprehensive Products and Services Agreement which was amended in 2005.
     The Land Use Rights Leasing Contract provides for the lease of an aggregate area of approximately 1,145 million square meters of land located throughout the PRC to business units of the Group for a term of 50 years at an annual fee of RMB 2,000. The total fee payable for the lease of all such property may, after every 10 years, be adjusted by agreement between the Company and CNPC.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     Under the Buildings Leasing Contract, 191 buildings covering an aggregate area of 269,770 square meters located throughout the PRC are leased at an aggregate annual fee of RMB 39 for a term of 20 years. The Company also entered into a Supplemental Buildings Leasing Agreement with CNPC in September 2002 to lease an additional 404 buildings covering approximately 442,730 square meters at an annual rental of RMB 157. The Supplemental Buildings Leasing Agreement will expire at the same time as the Buildings Leasing Agreement.
     In addition to the related party information shown elsewhere in the consolidated financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the years presented and balances arising from related party transactions at the end of the years indicated below:
     (a) Bank deposits

		December 31, 2008	December 31, 2007
	Note	RMB	RMB

Bank deposits
CP Finance	(i)	8,424	8,393
State-controlled banks and other financial institutions		26,526	67,741

		34,950	76,134

		Year Ended December 31
	Note	2008	2007
		RMB	RMB

Interest income from bank deposits
CP Finance	(i)	114	159
State-controlled banks and other financial institutions		1,181	1,042

		1,295	1,201

(i)	CP Finance is a subsidiary of CNPC and a non-bank financial institution, established with the approval from the People’s Bank of China. The deposits yield interest at prevailing savings deposit rates.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     (b) Sales of goods and services

	Year Ended December 31
	2008	2007
	RMB	RMB

Sales of goods
Associates and jointly controlled entities
— Crude oil	—	2,374
— Refined products	14,194	18,628
— Chemical products	175	753
CNPC and its subsidiaries
— Crude oil	6,163	1,766
— Refined products	18,514	16,806
— Chemical products	10,216	7,161
— Natural gas	2,051	1,835
— Other	401	339
Other state-controlled enterprises
— Crude oil	56,551	47,597
— Refined products	87,806	58,903
— Chemical products	5,564	10,849
— Natural gas	12,830	9,882

	214,465	176,893

     Sales of goods to related parties are conducted at market prices.

	Year Ended December 31
	2008	2007
	RMB	RMB

Sales of services
— CNPC and its subsidiaries	9,300	3,418
— Other state-controlled enterprises	4,148	8,497

	13,448	11,915

     Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas at market prices.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     (c) Purchases of goods and services

		Year Ended December 31
	Notes	2008	2007
		RMB	RMB
Purchases of goods	(i)
Associates and jointly controlled entities		8,284	29,239
Other state-controlled enterprises		52,028	58,726

Purchases of services
Associates and jointly controlled entities		128	136
CNPC and its subsidiaries
— Fees paid for construction and technical services	(ii)
— Exploration and development services	(iii)	59,451	61,110
— Other construction and technical services	(iv)	64,742	37,063
— Fees for production services	(v)	65,471	35,958
— Social service charges	(vi)	2,440	2,229
— Ancillary service charges	(vii)	2,587	2,635
— Commission expense and other charges	(viii)	1,350	1,178
Other state-controlled enterprises	(ix)	8,896	3,546

		265,377	231,820

(i)	Purchases of goods principally represent the purchases of raw materials, spare parts and low cost consumables at market prices.

(ii)	Under the Comprehensive Products and Services Agreement entered into between CNPC and the Company, certain construction and technical services provided by CNPC, are charged at actual cost plus a margin of not more than 15%, including exploration and development services and oilfield construction services.

(iii)	Direct costs for exploration and development services comprise geophysical survey, drilling, well cementing, logging and well testing, etc.

(iv)	The fees paid for other construction and technical services comprise fees for construction of refineries and chemical plants and technical services in connection with oil and gas exploration and production activities such as oilfield construction, technology research, engineering and design, etc.

(v)	The fees paid for production services comprise fees for the repair of machinery, supply of water, electricity and gas at the state-prescribed prices, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery etc. are at cost or market prices.

(vi)	These represent expenditures for social welfare and support services which are charged at cost.

(vii)	Ancillary service charges represent mainly fees for property management, the provision of training centers, guesthouses, canteens, public shower rooms, etc., at market prices.

(viii)	CNPC purchases materials on behalf of the Company and charges commission thereon. The commission is calculated at rates ranging from 1% to 5% of the goods purchased.

(ix)	Purchases of services from other state-controlled enterprises principally represent the purchases of construction and technical services at market prices.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     (d) Purchases of assets

	Year Ended December 31
	2008	2007
	RMB	RMB
Purchases of assets
CNPC and its subsidiaries	3,576	2,395
Other state-controlled enterprises	2,513	5,840

	6,089	8,235

     Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc., at market prices.
     (e) Year-end balances arising from sales/purchases of goods/services/assets

		December 31, 2008	December 31, 2007
		RMB	RMB
	Accounts receivable from related parties at the end of the year:
	Associates and jointly controlled entities	12	296
	Fellow subsidiaries (CNPC Group)	4,870	3,796
	Other state-controlled enterprises	1,512	1,910

		6,394	6,002
Less:	Provision for impairment
	Fellow subsidiaries (CNPC Group)	(145)	(189)
	Other state-controlled enterprises	(692)	(708)

		(837)	(897)

		5,557	5,105

	Prepayments and other receivables from related parties at the end of the year:
	Associates and jointly controlled entities	1,077	2,412
	Fellow subsidiaries (CNPC Group)	14,877	10,365
	Other state-controlled enterprises	1,789	6,809

		17,743	19,586
Less:	Provision for impairment
	Associates and jointly controlled entities	(129)	(39)
	Fellow subsidiaries (CNPC Group)	(9)	(22)
	Other state-controlled enterprises	(106)	(79)

		(244)	(140)

		17,499	19,446

	Accounts payable and accrued liabilities to related parties at the end of the year:
	Associates and jointly controlled entities	245	117
	Parent (CNPC)	963	922
	Fellow subsidiaries (CNPC Group)	40,913	32,845
	Other state-controlled enterprises	5,775	7,141

		47,896	41,025

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

	Year Ended December 31
	2008	2007
	RMB	RMB
Net changes in provision for impairment of accounts receivable from related parties charged/(credited) to profit and loss account:
Associates and jointly controlled entities	—	(5)
Fellow subsidiaries (CNPC Group)	(11)	(32)
Other state-controlled enterprises	(2)	—

	(13)	(37)

Net changes in provision for impairment of prepayments and other receivables from related parties charged/(credited) to profit and loss account:
Associates and jointly controlled entities	96	(173)
Fellow subsidiaries (CNPC Group)	—	18
Other state-controlled enterprises	27	(218)

	123	(373)

     (f) Leases

		Year Ended December 31
	Notes	2008	2007
		RMB	RMB
Advance operating lease payments paid to related parties:	(i)
Other state-controlled enterprises		24	88

		24	88

Other operating lease payments paid to related parties:
Parent (CNPC)	(ii)	2,376	2,292
Other state-controlled enterprises		—	21

		2,376	2,313

(i)	Advance operating lease payments principally represent advance payments for the long-term operating lease of land and gas stations at prices prescribed by local governments or at market prices.

(ii)	Other operating lease payments to CNPC principally represent the rental paid for the operating lease of land and buildings at the prices prescribed in the Land Use Rights Leasing Contract, the Buildings Leasing Contract and Supplemental Buildings Leasing Agreement with CNPC.

	December	December
	31, 2008	31, 2007
	RMB	RMB
Operating lease payable to related parties
Parent (CNPC)	10	16

	10	16

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
     (g) Loans

	Year Ended December 31
	2008	2007
Loans to related parties	RMB	RMB

Loans to associates:
Beginning of the year	1,853	1,800
Loans advanced during year	158	366
Loans repaid	(1,759)	(322)
Interest charged	8	129
Interest received	(6)	(120)

End of the year	254	1,853

     Loans to associates are included in prepaid expenses and other current assets (Note 24).
     The loans to related parties are mainly with interest rates ranging from 4.19% to 4.43% per annum as of December 31, 2008 (2007: 5.20% to 8.60%).

		Year Ended December 31
	Notes	2008	2007
Loans from related parties		RMB	RMB

Loans from CNPC and fellow CNPC subsidiaries:	(i)
Beginning of the year		24,493	27,184
Loans received during year		85,766	7,238
Loans repaid		(28,904)	(9,575)
Interest charged		1,640	1,377
Interest paid		(1,623)	(1,388)
Currency translation differences		(419)	(343)

End of the year		80,953	24,493

Loans from state-controlled banks and other financial institutions:	(ii)
Beginning of the year		34,263	32,810
Loans received during year		47,204	38,320
Loans repaid		(51,042)	(36,335)
Interest charged		1,543	1,869
Interest paid		(1,549)	(1,875)
Currency translation differences		(729)	(526)

End of the year		29,690	34,263

Loans from other related parties:	(iii)
Beginning of the year		5	5
Loans received during year		—	—
Loans repaid		—	—
Interest charged		—	—
Interest paid		—	—
Currency translation differences		—	—

End of the year		5	5

(i)	The loans from CNPC and fellow CNPC subsidiaries are mainly with interest rates ranging from 1.94% to 8.00% per annum as of December 31, 2008 (2007: 4.46% to 7.47%), with maturities through 2032.

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
(ii)	The loans from state-controlled banks and other financial institutions are mainly with interest rates ranging from zero to 8.66% per annum as of December 31, 2008 (2007: zero to 8.66%), with maturities through 2038.

(iii)	The loans from other related parties are mainly with interest rate at 6.32% per annum as of December 31, 2008 (2007: 6.32%), and with no fixed repayment terms.
     Guaranteed loans amounted to RMB 941 at December 31, 2008 (December 31, 2007: RMB 528). Borrowings of RMB 407 are from non-related parties, long-term and guaranteed by CNPC and borrowings of RMB 534 are from related parties and guaranteed by CNPC and its subsidiaries.
     Information on loans from related parties are included in Note 28.
     (h) Key management compensation

	Year Ended December 31
	2008	2007
	RMB’000	RMB’000

Emoluments and other benefits	10,581	10,273
Contribution to retirement benefit scheme	444	345

	11,025	10,618

     (i) Contingent liabilities
     The Group disclosed in Note 35 its contingent liabilities arising from the guarantees made on behalf of related parties.
     (j) Collateral for borrowings
     The Group pledged time deposits with maturities over one year and notes receivable as collateral with certain banks for the borrowings of subsidiaries and associates.
     As at December 31, 2008, time deposits with maturities over one year of USD 366 million (December 31, 2007: USD 690 million), were secured against borrowings of subsidiaries of USD 200 million (December 31, 2007: USD 450 million) and borrowings of associates of USD 166 million (December 31, 2007: USD 240 million).
     As at December 31, 2008, notes receivable of RMB 1,480 (December 31, 2007: RMB 300), were secured against borrowings of subsidiaries of RMB 1,480 (December 31, 2007: RMB 300).

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)

39	SEGMENT INFORMATION
     The Group is engaged in a broad range of petroleum related activities through its four major business segments: Exploration and Production, Refining and Marketing, Chemicals and Marketing and Natural Gas and Pipeline.
     The Exploration and Production segment is engaged in the exploration, development, production and sale of crude oil and natural gas.
     The Refining and Marketing segment is engaged in the refining, transportation, storage and marketing of crude oil and petroleum products.
     The Chemicals and Marketing segment is engaged in the production and sale of basic and derivative petrochemical products, and other chemical products.
     The Natural Gas and Pipeline segment is engaged in the sale of natural gas and the transmission of natural gas, crude oil and refined products.
     In addition to these four major business segments, the Other segment includes the assets, liabilities, income and expenses relating to cash management, financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.
     Most assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns. In addition to its operations in the PRC, the Group also has overseas operations through subsidiaries engaging in the exploration and production of crude oil and natural gas.
     The accounting policies of the operating segments are the same as those described in Note 3 — “Summary of Principal Accounting Policies”.
     Operating segment information for the years ended December 31, 2007 and 2008 is presented below:

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
Primary reporting format — business segments

Year Ended December 31, 2007	Exploration and Production	Refining and Marketing	Chemicals and Marketing	Natural Gas and Pipeline	Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB

Turnover	471,928	670,844	102,718	50,066	1,718	1,297,274
Less: Intersegment sales	(378,888)	(63,766)	(11,009)	(6,610)	(648)	(460,921)

Turnover from external customers	93,040	607,078	91,709	43,456	1,070	836,353

Depreciation, depletion and amortisation	(43,582)	(11,196)	(5,923)	(5,926)	(647)	(67,274)
Segment result	221,995	9,329	13,256	13,057	(3,388)	254,249
Other costs	(14,492)	(30,009)	(5,425)	(562)	(2,990)	(53,478)

Profit/(loss) from operations	207,503	(20,680)	7,831	12,495	(6,378)	200,771

Finance costs						(2,256)
Share of profit of associates and jointly controlled entities	5,905	477	41	2	17	6,442

Profit before taxation						204,957
Taxation						(49,781)

Profit for the year						155,176

Interest income	7,455	2,021	804	122	8,846	19,248
Less: Intersegment interest income						(17,149)

Interest income from external entities						2,099

Interest expense	(7,501)	(4,695)	(901)	(1,720)	(5,936)	(20,753)
Less: Intersegment interest expense						17,149

Interest expense to external entities						(3,604)

Segment assets	556,608	274,435	94,976	80,252	819,153	1,825,424
Elimination of intersegment balances						(784,268)
Investments in associates and jointly controlled entities	21,023	4,973	138	17	68	26,219
Other assets						305

Total assets						1,067,680

Segment capital expenditure
— for property, plant and equipment	135,060	26,546	8,165	11,003	1,613	182,387

Segment liabilities	226,676	145,263	33,389	39,790	188,774	633,892
Other liabilities						43,769
Elimination of intersegment balances						(392,081)

Total liabilities						285,580

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
Primary reporting format — business segments (continued)

Year Ended December 31, 2008	Exploration and Production	Refining and Marketing	Chemicals and Marketing	Natural Gas and Pipeline	Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB

Turnover	624,909	886,472	110,850	63,315	1,418	1,686,964
Less: Intersegment sales	(500,522)	(96,490)	(11,929)	(6,706)	(171)	(615,818)

Turnover from external customers	124,387	789,982	98,921	56,609	1,247	1,071,146

Depreciation, depletion and amortisation	(58,771)	(20,260)	(8,407)	(6,310)	(855)	(94,603)
Segment result	257,056	(63,684)	3,664	16,765	(7,439)	206,362
Other costs	(16,858)	(19,286)	(6,541)	(708)	(3,669)	(47,062)

Profit/(loss) from operations	240,198	(82,970)	(2,877)	16,057	(11,108)	159,300

Finance costs						(1,770)
Share of profit of associates and jointly controlled entities	4,556	(293)	12	5	19	4,299

Profit before taxation						161,829
Taxation						(35,178)

Profit for the year						126,651

Interest income	9,506	3,692	985	352	7,165	21,700
Less:Intersegment interest income						(19,426)

Interest income from external entities						2,274

Interest expense	(9,307)	(7,144)	(1,127)	(1,540)	(3,271)	(22,389)
Less: Intersegment interest expense						19,426

Interest expense to external entities						(2,963)

Segment assets	660,358	394,158	111,023	121,368	973,128	2,260,035
Elimination of intersegment balances						(1,095,243)
Investments in associates and jointly controlled entities	23,946	4,757	114	20	49	28,886
Other assets						496

Total assets						1,194,174

Segment capital expenditure
— for property, plant and equipment	157,031	20,274	15,319	36,848	2,742	232,214

Segment liabilities	262,904	185,207	34,485	53,294	334,972	870,862
Other liabilities						27,646
Elimination of intersegment balances						(551,460)

Total liabilities						347,048

PETROCHINA COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Amounts in millions unless otherwise stated)
Note (a) —	Intersegment sales are conducted principally at market prices.

Note (b) —	Segment result is profit from operations before other costs. Other costs include selling, general and administrative expenses and other incomes/(expenses), net.

Note (c) —	Segment results for the years ended December 31, 2007 and December 31, 2008 include impairment for property, plant and equipment (Note 16).

Note (d) —	Other assets mainly include deferred tax assets.

Note (e) —	Other liabilities mainly include income taxes payable, other taxes payable and deferred tax liabilities.

Note (f) —	Elimination of intersegment balances represents elimination of intersegment accounts and investments.
Secondary reporting format — geographical segments

	Turnover		Total assets		Capital expenditure
Year Ended December 31,	2008	2007	2008	2007	2008	2007
	RMB	RMB	RMB	RMB	RMB	RMB

PRC	1,015,160	807,712	1,095,068	985,426	221,953	172,016
Other	55,986	28,641	99,106	82,254	10,261	10,371

	1,071,146	836,353	1,194,174	1,067,680	232,214	182,387

40	EVENTS AFTER THE BALANCE SHEET DATE
     On January 13, 2009, the Company issued the first tranche of the medium-term notes for the year 2009 amounting to RMB 15 billion for a term of 3 years at an interest rate of 2.70% per annum.
     On March 19, 2009, the Company issued the second tranche of the medium-term notes for the year 2009 amounting to RMB 15 billion for a term of 3 years at an interest rate of 2.28% per annum.

41	APPROVAL OF FINANCIAL STATEMENTS
     The financial statements were approved by the Board of Directors on March 25, 2009 and will be submitted to shareholders for approval at the annual general meeting to be held on May 12, 2009.

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION
ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)
     In accordance with the US Statement of Financial Accounting Standard No. 69, Disclosures about Oil and Gas Producing Activities, this section provides supplemental information on oil and gas exploration and producing activities of the Company and its subsidiaries (the “Group”) and also the Group’s investments that are accounted for using the equity method of accounting.
Results of Operations

	Year Ended December 31
	2008	2007
	RMB	RMB

Sales and other operating revenues
Sales to third parties	124,387	93,040
Intersegment sales	433,384	339,436

	557,771	432,476
Production costs excluding taxes	(74,879)	(63,257)
Exploration expenses	(21,879)	(20,956)
Depreciation, depletion and amortisation	(50,827)	(37,022)
Taxes other than income taxes	(105,813)	(56,554)
Accretion expense	(1,746)	(1,202)

Profit before taxation	302,627	253,485
Taxation	(62,322)	(58,245)

Results of operations from producing activities	240,305	195,240

Share of profit from producing activities of associates and jointly controlled entities	9,872	5,244

Capitalised Costs

	December 31, 2008	December 31, 2007
	RMB	RMB

Property costs	—	—
Producing assets	592,122	504,199
Support facilities	197,919	171,590
Construction-in-progress	59,078	43,097

Total capitalised costs	849,119	718,886
Accumulated depreciation, depletion and amortisation	(317,233)	(269,242)

Net capitalised costs	531,886	449,644

Share of net capitalised costs of associates and jointly controlled entities	17,237	14,191

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION
ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)
Costs Incurred in Property Acquisitions, Exploration and Development Activities

	Year Ended December 31
	2008	2007
	RMB	RMB

Property acquisition costs	—	—
Exploration costs	37,668	36,420
Development costs	124,855	96,449

Total	162,523	132,869

Share of costs of property acquisition, exploration, and development of associates and jointly controlled entities	4,003	2,798

Proved Reserve Estimates
     Oil and gas proved reserves cannot be measured exactly. Reserve estimates are based on many factors related to reservoir performance that require evaluation by the engineers interpreting the available data, as well as price and other economic factors. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, and the production performance of the reservoirs as well as engineering judgment. Consequently, reserve estimates are subject to revision as additional data become available during the producing life of a reservoir. When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells. Subsequent data may better define the extent of the reservoir and additional production performance, well tests and engineering studies will likely improve the reliability of the reserve estimate. The evolution of technology may also result in the application of improved recovery techniques such as supplemental or enhanced recovery projects, or both, which have the potential to increase reserves.
     Proved oil and gas reserves are the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Proved developed reserves are those reserves, which can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are those reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where relatively major expenditure is required.

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION
ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)
     The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. Administrative rules issued by the State Council provide that the maximum term of a production license is 30 years. However, in accordance with a special approval from the State Council, the Ministry of Land and Resources issued production licenses effective from March 2000 to the Group for all of its crude oil and natural gas reservoirs with terms similar to the projected productive life of those reservoirs, ranging up to 55 years. Production licenses to be issued to the Group in the future will be subject to the 30-year limit unless additional special approvals can be obtained from the State Council. Each of the Group’s production licenses is renewable upon application by the Group 30 days prior to expiration. Future oil and gas price increases may extend the productive lives of crude oil and natural gas reservoirs beyond the current terms of the relevant production licenses.
     Proved reserve estimates as of December 31, 2008 and 2007 were based on reports prepared by DeGolyer and MacNaughton and Gaffney, Cline & Associates, independent engineering consultants. The Group’s reserve estimates were prepared for each oil and gas field within oil and gas regions and adjusted for the estimated effects of using prices and costs prevailing at the end of the period. The Company’s reserve estimates include only crude oil and natural gas, which the Company believes can be reasonably produced within the current terms of production licenses.
     Estimated quantities of net proved oil and condensate and natural gas reserves and of changes in net quantities of proved developed and undeveloped reserves for each of the periods indicated are as follows:

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION
ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)

	Crude Oil and Condensate	Natural Gas
	(millions of barrels)	(billions of cubic feet)

Proved developed and undeveloped

Reserves at December 31, 2006	11,618	53,469
Changes resulting from:
Revisions of previous estimates	84	(1,062)
Improved recovery	79	—
Extensions and discoveries	764	6,331
Production	(839)	(1,627)

Reserves at December 31, 2007	11,706	57,111
Changes resulting from:
Revisions of previous estimates (i)	(574)	(637)
Improved recovery	75	—
Extensions and discoveries	885	6,579
Production	(871)	(1,864)

Reserves at December 31, 2008	11,221	61,189

Proved developed reserves at:
December 31, 2007	9,047	26,047
December 31, 2008	8,324	26,667

Proportional interest in proved reserves of associates and jointly controlled entities at:
December 31, 2007	141	79
December 31, 2008	372	65

(i)	The revision to previous estimates during the current year is mainly due to a significant change in crude oil prices used in estimating proved reserves at December 31, 2008.
     At December 31, 2008, 10,576 million barrels of crude oil and condensate and 60,246.7 billion cubic feet of natural gas proved developed and undeveloped reserves are located within China, and 645 million barrels of crude oil and condensate and 942.6 billion cubic feet of natural gas proved developed and undeveloped reserves are located overseas.
Standardised Measure
     The following disclosures concerning the standardised measure of future cash flows from proved oil and gas reserves are presented in accordance with the US Statement of Financial Accounting Standards No. 69, Disclosures about Oil and Gas Producing Activities. The amounts shown are based on prices and costs at the end of each period, currently enacted tax rates and a 10 percent annual discount factor. Since prices and costs do not remain static, and no price or cost changes have been considered, the results are not necessarily indicative of the fair market value of estimated proved reserves, but they do provide a common benchmark which may enhance the users’ ability to project future cash flows.

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION
ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)
     The standardised measure of discounted future net cash flows related to proved oil and gas reserves at December 31, 2007 and 2008 is as follows:

RMB
At December 31, 2007
Future cash inflows from sales of oil and gas	8,714,483
Future production costs	(3,049,226)
Future development costs	(437,946)
Future income tax expense	(1,569,898)

Future net cash flows	3,657,413
Discount at 10% for estimated timing of cash flows	(1,835,343)

Standardised measure of discounted future net cash flows	1,822,070

At December 31, 2008
Future cash inflows from sales of oil and gas	4,426,893
Future production costs	(1,521,416)
Future development costs	(381,498)
Future income tax expense	(522,158)

Future net cash flows	2,001,821
Discount at 10% for estimated timing of cash flows	(1,046,896)

Standardised measure of discounted future net cash flows	954,925

Share of standardised measure of discounted future net cash flows of associates and jointly controlled entities:

At December 31, 2007	33,543
At December 31, 2008	17,912
     Future net cash flows were estimated using period-end prices and costs, and currently enacted tax rates.

PETROCHINA COMPANY LIMITED
SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION
ACTIVITIES (UNAUDITED)
(Amounts in millions unless otherwise stated)
     Changes in the standardised measure of discounted net cash flows for the Group for each of the years ended December 31, 2007 and 2008 are as follows:

	Year Ended December 31
	2008	2007
	RMB	RMB

CHANGES IN STANDARDISED MEASURE OF DISCOUNTED FUTURE CASH FLOWS
Beginning of the year	1,822,070	1,155,345
Sales and transfers of oil and gas produced, net of production costs	(375,269)	(309,269)
Net changes in prices and production costs and other	(1,448,443)	804,330
Extensions, discoveries and improved recovery	139,058	256,476
Development costs incurred	67,673	(39,031)
Revisions of previous quantity estimates	(46,105)	(3,567)
Accretion of discount	260,643	171,389
Net change in income taxes	535,298	(213,603)

End of the year	954,925	1,822,070

CORPORATE INFORMATION
Board of Directors

Chairman:	Jiang Jiemin
Vice Chairman:	Zhou Jiping
Executive Director:	Liao Yongyuan
Non-executive Directors:	Wang Yilin	Zeng Yukang
	Wang Fucheng	Li Xinhua
	Wang Guoliang	Jiang Fan
Independent Non-executive Directors:	Chee-Chen Tung	Liu Hongru
	Franco Bernabè	Li Yongwu
Cui Junhui
Secretary to the Board of Directors:	Li Huaiqi
Supervisory Committee

Chairman:	Chen Ming
Supervisors:	Wen Qingshan	Sun Xianfeng
	Yu Yibo	Wang Yawei
	Qin Gang	Wang Shali
Independent Supervisors:	Wu Zhipan	Li Yuan
Other Senior Management

Sun Longde	Shen Diancheng
Liu Hongbin	Zhou Mingchun
Li Hualin	Zhao Zhengzhang
Lin Aiguo	Wang Daofu
Huang Weihe
Authorised Representative

Li Huaiqi
Auditors

International Auditors	Domestic Auditors
PricewaterhouseCoopers	PricewaterhouseCoopers Zhong Tian CPAs Company Limited
Certified Public Accountants, Hong Kong	Certified Public Accountants, PRC
22nd Floor	11th Floor PricewaterhouseCoopers Centre
Prince’s Building	202 Hu Bin Road
Central	Shanghai 200021
Hong Kong	PRC

Legal Advisers to the Company

as to Hong Kong law:	as to United States law:
Clifford Chance 28th Floor Jardine House 1 Connaught Place Central Hong Kong	Shearman & Sterling 12th Floor Gloucester Tower The Landmark 11 Pedder Street Central Hong Kong

as to PRC law: King and Wood 40th Floor, Office Tower A, Beijing Fortune Plaza 7 Dongsanhuan Zhonglu Chaoyang District Beijing 100020 PRC
Hong Kong Representative Office
Unit 3606
Tower 2 Lippo Centre
89 Queensway
Hong Kong
Hong Kong Share Registrar and Transfer Office
Hong Kong Registrars Limited
Rooms 1712-16, 17th Floor,
Hopewell Centre, 183 Queen’s Road East
Hong Kong
Principal Bankers

Industrial and Commercial Bank of China, Head Office 55 Fuxingmennei Avenue Xicheng District Beijing, PRC	Bank of China, Head Office 1 Fuxingmennei Avenue Xicheng District Beijing, PRC

China Construction Bank 25 Finance Street	China Development Bank 29 Fuchengmenwai Avenue

Xicheng District Beijing, PRC	Xicheng District Beijing, PRC

Bank of Communications, Beijing Branch Tongtai Mansion, 33 Finance Street Xicheng District Beijing, PRC	CITIC Industrial Bank, Headquarters A27 Finance Street Xicheng District Beijing, PRC

Agricultural Bank of China, Head Office No. 23A, Fuxing Road Haidian District Beijing, PRC	The Hongkong and Shanghai Banking Corporation Limited Hong Kong Office 1 Queen’s Road Central Hong Kong
     Depository
The Bank of New York
P.O. Box 11258
Church Street Station
New York
NY 10286-1258
     Publications
     As required by the Securities Law of the United States, the Company will file an annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”) on or before June 30, 2009. The annual report on Form 20-F contains a detailed description of the Company’s businesses, operating results and financial conditions. Copies of the annual report and the Form 20-F submitted to the SEC will be made available at the following addresses:

PRC	PetroChina Company Limited 9 Dongzhimen North Street, Dongcheng District Beijing 100007 PRC Tel: 86(10) 5998 6223 Fax: 86(10) 6209 9557

Hong Kong	PetroChina Company Limited Unit 3606 Tower 2 Lippo Centre 89 Queensway Hong Kong

Tel: (852) 2899 2010 Fax: (852) 2899 2390

USA	The Bank of New York Mellon Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286 — 1258
USA
Calling from within the US (toll-free): 1-888-BNY-ADRS
International call: 1-201-680-6825
Email: shareowners@bankofny.com
Website: http://www.stockbny.com
     Shareholders may also browse or download the annual report of the Company and the Form-20 filed with the SEC from the official website of the Company at www.petrochina.com.cn.
     Investment Information for Reference
     Please contact our Hong Kong Representative Office for other information about the Company.

DOCUMENTS AVAILABLE FOR INSPECTION
     The following documents will be available for inspection at the headquarters of the Company upon requests by the relevant regulatory authorities and shareholders in accordance with the Articles of Association and the laws and regulations of the PRC:
     1. The original of the annual report for 2008 signed by the Chairman of the Board.
     2. The financial statements under the hand and seal of the Legal Representative, Chief Financial Officer, the Chief Accountant and the Person in Charge of the Accounting Department of the Company.
     3. The original of the Financial Report of the Company under the seal of the Auditors and under the hand of Certified Public Accountants.
     4. The original copies of the documents and announcement of the Company published in the newspaper stipulated by the China Securities Regulatory Commission during the reporting period.
     5. Copies of all Chinese and English announcements of the Company published in Hong Kong newspapers during the period of the annual report.
     6. The Articles of Association of the Company.

CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT
     According to the relevant provisions and requirements of the Securities Law of the People’s Republic of China and Measures for Information Disclosure of Companies Offering Shares to the Public promulgated by the China Securities Regulatory Commission, as the Board Directors and senior management of PetroChina Company Limited, we have carefully reviewed the annual report for 2008 and concluded that this annual report truly and objectively represents the business performance of the Company, it contains no false representations, misleading statements or material omissions and complies with the requirements of the China Securities Regulatory Commission and other relevant regulatory authorities.
     Signatures of the Directors and Senior Management:

Jiang Jiemin	Zhou Jiping	Wang Yilin

Zeng Yukang	Wang Fucheng	Li Xinhua

Liao Yongyuan	Wang Guoliang	Jiang Fan

Chee-Chen Tung	Liu Hongru	Franco Bernabè

Li Yongwu	Cui Junhui	Sun Longde

Shen Diancheng	Liu Hongbin	Zhou Mingchun

Li Hualin	Zhao Zhengzhang	Lin Aiguo

Wang Daofu	Huang Weihe	Li Huaiqi
March 25, 2009
This annual report is published in English and Chinese.
In the event of any inconsistency between the two versions, the Chinese version shall prevail.